Form 20-F
period 2013-12-31
Sungy Mobile Ltd
filed 2014-04-29
CIK 1584133

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-36195

SUNGY MOBILE LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

(Address of principal executive offices)

Winston Li

Chief Financial Officer

Tel: +86 (20) 6681-5066

E-mail: winstonli@sungymobile.com

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
American depositary shares, each representing six Class A ordinary share, par value US$0.0001 per share	The NASDAQ Global Market
Class A ordinary share, par value $0.0001 per share*	The NASDAQ Global Market

*	Not for trading, but only in connection with the listing on The NASDAQ Global Market of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 58,995,186 Class A ordinary shares, par value US$0.0001 per share, and 141,435,672 Class B ordinary shares, par value US$0.0001 per share, were outstanding as of December 31, 2013.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“Sungy Mobile Limited,” “we,” “us,” “our company” and “our” refer to Sungy Mobile Limited, its subsidiaries and, in the context of describing our operations and consolidation financial information, also include our variable interest entities, Guangzhou Jiubang Digital Technology Co., Ltd., or Jiubang Digital, Guangzhou Sanju Advertising Media Co., Ltd., or Sanju Advertising, Guangzhou Hengye Software Technology Co., Ltd., or Hengye Software, and Guangzhou Zhiteng Computer Technology Co., Ltd., or Zhiteng Computer;

•	“ADSs” refers to our American depositary shares, each of which represents six Class A ordinary shares;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

•	“user” for our GO series products refers to a smartphone in which one or more of our GO series products has been downloaded and activated, according to our internal statistics. Each smartphone is counted as one user regardless of the number of GO series products installed on that smartphone;

•	“monthly active user” for our GO series products refers to a smartphone in which one or more of our GO series products has been downloaded and activated and that accessed mobile internet at least once during the relevant month, according to our internal statistics. Each smartphone is counted as one monthly active user in any given month regardless of the number of GO series products installed on that smartphone;

•	“unique visitor” to 3G.cn means a visitor to 3G.cn from a specific mobile phone containing an individual browser cookie. No subsequent visits from the same mobile phone using the same cookie during a relevant period are added to our total unique visitors count for that period. An individual who accesses 3G.cn multiple times from the same mobile phone with the same cookie is counted as a unique visitor for each cookie he or she uses; and

•	A “paid download” refers to a download of our mobile application product from application stores in any of the following two categories: (i) our paid mobile application product, Next Launcher, and (ii) paid premium themes or advanced functionalities for our free mobile application products.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our growth strategies;

•	our ability to retain and increase our user base and expand our product and service offerings;

•	our ability to monetize our platform;

•	our future business development, results of operations and financial condition;

•	competition from companies in a number of industries including internet companies that provide mobile internet portal services and operate mobile reading services;

•	expected changes in our revenues and certain cost or expense items;

•	our expectation regarding the use of proceeds from our initial public offering;

•	general economic and business condition globally and in China; and

•	assumptions underlying or related to any of the foregoing.

You should thoroughly read this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. Other sections of this annual report, including the Risk Factors and Operating and Financial Review and Prospects sections, discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements we make as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following table presents selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheets data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheets data as of December 31, 2011 have been derived from our audited consolidated financial statements for the year ended December 31, 2011, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues	96,594,538	185,218,681	328,843,318	54,321,046
Cost of revenues (1)	(46,617,793)	(74,813,098)	(94,144,743)	(15,551,604)

Gross profit	49,976,745	110,405,583	234,698,575	38,769,442
Operating Expenses:
Research and development expenses(1)	(30,190,352)	(34,041,250)	(46,641,102)	(7,704,561)
Selling and marketing expenses(1)	(35,305,268)	(45,914,065)	(47,293,583)	(7,812,343)
General and administrative expenses(1)	(23,224,454)	(25,614,849)	(51,246,338)	(8,465,292)

Operating income (loss)	(38,743,329)	4,835,419	89,517,552	14,787,246
Change in fair value of warrants	(2,356,037)	—	—	—
Share of losses of equity method investments	(3,744,390)	(1,072,946)	—	—
Impairment loss on equity method investments	(389,270)	—	—	—
Gain on disposal of an equity method investment	—	4,182,485	—	—
Investment income on short-term investment	2,251,269	124,862	360,750	59,592
Interest income	205,715	194,643	279,777	46,216

Income (loss) before income taxes	(42,776,042)	8,264,463	90,158,079	14,893,054
Income tax benefit	—	6,903,561	1,656,813	273,686

Net income (loss)	(42,776,042)	15,168,024	91,814,892	15,166,740
Basic earnings (loss) per ordinary share	(1.89)	(0.83)	0.28	0.05
Diluted earnings (loss) per ordinary share	(1.89)	(0.83)	0.27	0.04
Weighted average ordinary shares outstanding
Basic	51,880,468	51,880,468	67,653,340
Diluted	51,880,468	51,880,468	70,950,210

(1)	The amount of share-based compensation costs for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Cost of revenues	74,458	76,111	639,246	105,596
Research and development expenses	111,716	164,374	1,944,824	321,262
Selling and marketing expenses	52,355	124,850	728,459	120,333
General and administrative expenses	53,365	60,748	14,510,015	2,396,884

Total	291,894	426,083	17,822,544	2,944,075

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Selected Consolidated Balance Sheets Data:
Cash	81,011,002	83,598,378	759,388,415	125,442,030
Accounts receivable, net	33,167,598	46,341,590	84,344,499	13,932,719
Total Assets	135,853,500	164,318,473	903,003,569	149,165,563
Total liabilities	33,894,056	46,632,878	68,013,032	11,234,952
Redeemable convertible preferred shares	390,097,630	447,127,915	—	—
Ordinary shares	42,360	42,360	133,483	22,050
Accumulated deficit	(327,181,409)	(369,820,097)	(321,423,826)	(53,095,434)
Total shareholders’ equity (deficit)	(288,138,186)	(329,442,320)	834,990,537	137,930,611

Exchange Rate Information

Our business is primarily conducted in China and most of our revenues are denominated in RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.0537 to US$1.00, the exchange rate on December 31, 2013 as set forth in the H.10 statistical release published by the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities. On April 25, 2014, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.2534 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1728	6.2273	6.1183
April (through April 25, 2014)	6.2534	6.2196	6.2534	6.1966

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Our GO series products and GO platform are relatively new, and the continued growth of our business is subject to a high degree of uncertainty.

Our GO series products and GO platform are relatively new and have only a short operating history, and the core elements of our GO platform are unique and rapidly evolving. Our GO series products have rapidly achieved global popularity since the launch of GO Launcher EX in November 2010. However, due to the relatively short history of GO series products and services, the sustainability of user demand and the continued growth of our GO series products and GO platform are subject to a high degree of uncertainty. There are few proven methods of projecting user demand or industry trends on which we can rely, and we cannot assure you that we will be successful in the future. As the mobile internet industry is experiencing constant changes and innovation, many of the determining factors for the future of our GO series products and our GO platform are beyond our control, including our ability to anticipate and adapt to rapid changes in industry trends and the tastes and preferences of our users, our ability to develop a larger portfolio of GO series products and services that will continue to be popular among users, our ability to integrate a large number of third party mobile internet products and services into our GO platform to serve a wider range of our users’ needs, the continued worldwide growth in the use of our mobile internet products, and the availability and popularity of other competing mobile internet products.

We have devoted, and expect to continue to devote, substantial resources to the development of our GO platform and the expansion of the products and services offered on this platform, but we cannot guarantee that we will be able to continuously improve the functionality and performance of our GO series products so that they continue to appeal to our users, advertisers, third-party developers or other business partners.

There are significant uncertainties in the revenue potential of our GO series products and GO platform.

There is no proven revenue model for our GO series products and GO platform, as the fast growth of the mobile internet industry is a very recent phenomenon and we offer a unique, innovative portfolio of products and services that redefines the Android user experience. Leveraging the large user base of our GO series products, we have been experimenting with various revenue models, including user purchases of premium themes and premium launcher product, in-app purchases of advanced functionalities, and advertisers’ payments for different forms of advertising on our GO platform either through direct sales or through advertising agencies and mobile advertising networks such as GetJar, which we acquired in February 2014, and Google AdMob. We also intend to enter into arrangements with more third-party mobile internet products and services providers for their offerings on our GO platform. We cannot assure you that our existing revenue streams can continue to grow as we expected or that we can successfully identify new significant revenue streams, nor can we guarantee that we will be successful in developing and building an effective revenue model for our GO platform. As a result, there is significant uncertainty in our revenue potential.

Our business is increasingly subject to the risks relating to international operations, which could adversely affect our financial conditions and results of operations.

Our business has rapidly expanded internationally since we released our GO Launcher EX and other GO series products. The international market forms an important component of our growth strategy, but expanding our business internationally exposes us to a number of risks, including:

•	Difficulty in identifying appropriate local or international third-party business partners and establishing and maintaining a good working relationship with them;

•	Difficulty in selecting appropriate geographical regions for overseas expansion;

•	Difficulty in understanding local markets and culture;

•	Fluctuations in currency exchange rates;

•	Compliance with applicable foreign laws and regulations, including internet content requirements, foreign exchange controls, cash repatriation restrictions, intellectual property protection rules and data privacy requirements; and

•	Increased costs associated with doing business in foreign jurisdictions.

Our financial condition and results of operations could be adversely affected by these and other risks associated with conducting international operations.

Our GO series products and GO platform are built on the Android operating system and are highly reliant on third-party mobile internet products distribution platforms such as Google Play. Our revenues may suffer if the market demand for Android smartphones decreases, or if any of the distribution platforms that help make our GO series products available for download changes its standard terms and conditions in a way that is detrimental to us.

We built up our GO series products and GO platform on the Android operation system. Any significant downturn in the overall demand for Android smartphones or the use of Android smartphones could significantly and adversely affect the demand for our launcher products, which in turn would materially affect our revenues generated from GO series products. Although the Android smartphone market has grown rapidly in recent years, it is uncertain whether the Android smartphone market will remain growing at a similar rate in the future. In addition, due to the constantly evolving nature of the smartphone industry, another operating system for smartphones may eclipse the Android operating system and send the Android system into a decline in popularity. To the extent that our GO series products continue to be operated on Android smartphones and to the extent that our future revenues substantially depend on the use and sales of Android smartphones, our business would be vulnerable to any downturns in the Android smartphone market.

In addition, we rely upon third-party mobile internet products distribution platforms such as Google Play to make our GO series products available for user download. Google Play, a global application distribution platform on Android smartphones, is currently the main distribution channel for our GO series products outside of China. In China, where Google Play is not available, we work with other similar local distribution platforms to make our GO series products available to users in the country. We expect to continue to derive a substantial number of downloads of our GO series products from such distribution platforms, especially Google Play. As such, the promotion, distribution and operation of our platform products are subject to Google Play’s and other similar distribution platforms’ standard terms and policies for application developers, which are very broad and subject to the interpretation of, and frequent changes by, Google Play and these other distribution platforms. If Google Play, or any of the major distribution platforms that help make our GO series products available for download, changes its standard terms and conditions in a way that is detrimental to us, or terminates its existing relationship with us, revenues from our GO series products and services could be materially and adversely affected.

We may not be able to continually meet user demand and retain or expand our user base.

Although we constantly monitor and research user needs, we may be unable to meet user demand on a continual basis or anticipate future user demands. A decrease in the number of users may reduce our monetization opportunities and have a material and adverse effect on our business, financial condition and results of operations. In order to attract and retain users and remain competitive, we must continue to innovate our products and services, improve user experience, and implement new technologies and functionalities.

The mobile internet business is characterized by constant changes, including but not limited to rapid technological evolution, continual shifts in user demands, frequent introductions of new products and services and constant emergence of new industry standards and practices. As a result, users may leave us for our competitors’ products and services more quickly than in other sectors. Thus our success will depend, in part, on our ability to respond to these changes on a timely and cost-effective basis, including improving and marketing our existing products and services and developing and pricing new products and services in response to evolving user needs. Our ability to successfully retain or expand our user base will depend on our ability to achieve the following, among others:

•	Anticipate and effectively respond to the growing number of mobile internet users in general and GO platform and GO series product users in particular;

•	Attract, retain and motivate talented application designers, product managers and engineers who have experience developing our GO series products or other mobile internet products and services;

•	Effectively market our existing and new mobile internet products and price them in response to evolving user needs;

•	Timely develop and launch new Go series products and other mobile internet products cost-effectively;

•	Further improve our GO platform to provide a compelling and optimal user experience through integration of products and services provided by existing and new third-party developers or business partners as well as our 3G.cn mobile portal and mobile reading base; and

•	Further provide quality content to attract and retain visitors, advertisers and readers to 3G.cn and our mobile reading base.

We cannot assure you that our existing products and services will continue to be sufficiently popular with our users. We may be unsuccessful in adding compelling new products and services to further diversify our product offerings. Unexpected technical, operational, distribution or other problems could delay or prevent the introduction of one or more of our new products or services. Moreover, we cannot be sure that any of our new products and services will achieve widespread market acceptance or generate incremental revenue the way our existing GO series products have done. If we fail to continue to achieve sufficient user satisfaction through our products or services or our products and services fail to meet our expectation to maintain and expand our user base, our business, results of operations and financial condition will be materially and adversely affected.

We may not be able to effectively manage our growth or implement our future business strategies, in which case our business and results of operations may be materially and adversely affected.

We anticipate continuous expansion in our business, both through internal growth and strategic cooperation with third party partners. We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. We cannot assure you that this level of significant growth will be sustainable or achieved at all in the future. We believe that our continued growth will depend on our ability to develop and enhance our products and services, attract new users, retain existing users, encourage additional purchases by existing users, continue developing innovative technologies in response to user demand, maintain an open platform for Android smartphone products and services from third party developers, increase brand awareness through marketing and promotional activities, react to changes in market trends, expand into new market segments, integrate our products onto our platform, attract new advertisers and retain existing advertisers and take advantage of the growth in the relevant markets. We cannot assure you that we will achieve any of the above.

To manage our growth and attain and maintain profitability, we will also need to further expand, train, manage and motivate our workforce and manage our relationships with users, third party developers, business partners and advertisers. We anticipate that we will need to implement a variety of enhanced and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. In addition, we currently derive revenues for GO series products primarily from outside of China, whereas our revenues from 3G.cn and our mobile reading services are primarily derived from China; this geographic diversification in the sources of our revenues may raise the level of difficulty in managing our growth and profitability. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. In addition, we cannot assure you that we will be able to effectively manage our growth or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

We have limited relevant operating history and it may be difficult to evaluate our business and prospects.

We commenced operations in 2003, and our business has undergone significant changes with the development of different mobile internet products, from the establishment of 3G.cn in 2004 to the beginning of charging fees for our mobile reading services in 2010 and, most recently, the launch of GO Launcher EX in November 2010. Given our history and our diversified sources of revenues, including the relatively new GO series products, and given the risks frequently encountered by fast-growing companies in relatively new and rapidly evolving industries such as the mobile internet industry, it may be difficult for you to evaluate our business, financial performance and prospects. Our historical growth rate may not be indicative of our future performance. We cannot assure you that we will grow at the same rate as we did in the past. You should consider our prospects in light of the risks and uncertainties that fast-growing companies in a relatively new and rapidly evolving market may encounter or to which such companies may be exposed.

If we fail to attract advertisers or if our advertisers reduce their spending with us, our revenues, profitability and prospects may be materially and adversely affected.

In the years ended December 31, 2011, 2012 and 2013, our marketing revenues from mobile portal and mobile application products and services accounted for 49.3%, 37.5% and 43.0%, respectively, of our total revenues. Although our other services have experienced significant growth in recent years, we expect to derive an increasing percentage of revenues from marketing service, especially from our mobile application products and services, and our profitability and prospects will partly depend on the continued development of the advertising industry and advertisers’ allocation of budgets to mobile internet advertising. Companies that advertise on mobile internet may utilize other methods or channels that are more established than the marketing solutions we offer. If the mobile advertising market size does not increase from current levels, or if we are unable to capture and retain a sufficient share of that market, our ability to maintain or increase our current level of marketing revenues and our profitability and prospects could be materially and adversely affected.

We generate our marketing revenues from working with mobile advertising networks, advertising agencies and direct advertisers. Currently, a small number of advertising customers contribute a significant portion of our marketing revenues. One of our direct advertisers contributed approximately 19.8% of our marketing revenue, or 8.5% of our total revenues for the year ended December 31, 2013. We cannot assure you that we will be able to retain this and other existing direct advertisers, maintain relations with existing advertising agencies or mobile advertising networks, attract new direct advertisers or work with new advertising agencies and mobile advertising networks. In addition, if any direct advertisers or advertising agencies determine that their expenditures on advertising with us do not generate expected returns, for reasons such as the amount and quality of content on our GO platform or 3G.cn fail to attract a sufficient number of users, such direct advertisers or advertising agencies may allocate a greater portion or all of their advertising budgets to other channels and reduce or discontinue doing business with us. Since our arrangements with third-party advertising agencies typically involve short-term framework or project-based agreements, we cannot assure you that we can continue cooperating with such advertising agencies in the future. Although we intend to reduce reliance on third-party advertising networks by developing our own advertising network in the future, failure to retain existing advertisers, enhance relations with existing advertising agencies and mobile advertising networks, attract new direct advertisers, work with new advertising agencies and mobile advertising networks or efficiently manage advertising inventory may materially and adversely affect our business, financial condition and results of operations.

We face competition in all aspects of our business. If we fail to compete effectively or if our reputation is damaged, our business, financial condition and results of operations may be materially and adversely affected.

Although we currently have a leading presence in the smartphone launcher platform products market, we cannot guarantee that we will be able to maintain our leading position in the future. We may face potential competition from leading mobile internet companies or smartphone manufacturers if they start to allocate resources and focus on the development in this business sector, and new competitors may also emerge. With more entrants into the smartphone launcher platform products business, aggressive price cutting by competitors may result in downward pressure on our gross margins in the future. We may then have to take actions to retain and attract users, such as cutting the price of our product and service offerings, which could adversely affect our profitability. If we fail to compete effectively, our market share would decrease and our results of operations would be materially and adversely affected.

We also face competition in other aspects of our business, particularly from companies that provide mobile portal services and mobile reading services. Some of our competitors have longer operating histories and significantly greater financial, technical and marketing resources than we do, and in turn have an advantage in attracting and retaining users and advertisers. In addition, many of our competitors that provide mobile portal and mobile reading services have significantly larger user bases and more established brand names than we do and may be able to more effectively leverage their user bases and brand names to provide integrated products and services, and thereby increase their respective market shares.

If we are not able to effectively compete in any aspect of our business or if our reputation is harmed by rumors or allegations regarding our business, our overall user base may decrease, which could reduce our paying users or make us less attractive to advertisers. We may be required to spend additional resources to further increase our brand recognition and promote our products and services, and such additional spending could adversely affect our profitability. Furthermore, if we are involved in disputes with any of our competitors that result in negative publicity relating to us, such disputes, regardless of their veracity or outcome, may harm our reputation or brand image and in turn lead to reduced number of users and advertisers. Any legal proceedings or measures we take in response to such disputes may be expensive, time-consuming and disruptive to our operations and divert our management’s attention.

We may incur net losses and experience negative cash flow from operating activities in the future and may not be able to obtain additional capital in a timely manner or on acceptable terms, or at all.

We have incurred net losses historically and we may incur losses in the future as we grow our business. In addition, we experienced negative cash flow from operating activities of RMB29.5 million in 2011; although we generated positive cash flow from operating activities in the amount of RMB12.3 million in 2012 and RMB69.9 million (US$11.5 million) in 2013, we may experience negative cash flows again in the future.

Our ability to achieve and maintain profitability and positive cash flow from operating activities depends on various factors, including but not limited to, the acceptance of our products and services by mobile internet users, the growth and maintenance of our user base, our ability to control our costs and expenses and grow our revenues and the effectiveness of our selling and marketing activities. We may not be able to achieve or sustain profitability or positive cash flow from operating activities, and if we achieve positive operating cash flow, it may not be sufficient to satisfy our anticipated capital expenditures and other cash needs. As such, we may not be able to fund our operating expenses and expenditures and may be unable to fulfill our financial obligations as they become due, which may result in voluntary or involuntary dissolution or liquidation proceeding of our company and a total loss of your investment.

Our mobile reading services historically generated a substantial portion of our revenues. Our business and results of operations may be adversely affected if we fail to identify, attract and retain promising authors to generate popular literary content and support the continued growth of our mobile reading services.

In the years ended December 31, 2011, 2012 and 2013, mobile reading services accounted for 34.7%, 39.3% and 30.3%, respectively, of our total revenues. We expect that our mobile reading services will continue to be an important revenue generating source and we rely on our authors to produce attractive literary content and drive the continued growth of our mobile reading services. We may not be able to identify, attract and retain promising authors to produce popular literary content on a scale sufficient to support the continued growth of our mobile reading services. We may lose our most successful authors to competitors who may offer our authors more favorable terms that we are unable to match. Our popular authors may request more favorable terms or higher prices for licensing or transferring the proprietary rights of their literary works to us. We cannot guarantee that the content created by our authors will be popular enough to help us increase the number of paying users or increase their spending with our mobile reading services. Although some of our authors agree to create literary content exclusively for us, we cannot control their productivity or the quality of their works produced within the contract term. We cannot be certain that the authors will continue to prefer to publish their literary works with our mobile reading services. In the event of any decline in our authors’ productivity or the quality of the literary works they produce, or if we are unable to attract or retain qualified authors, we may incur substantial costs to procure suitable replacement authors and content, which could have a negative impact on the number of our readers for our mobile reading services, and ultimately, on our business, financial condition and results of operations.

Our business depends substantially on the continuing efforts of our management team and key employees, and our business operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our management team and key employees, in particular, Mr. Yuqiang Deng, our chief executive officer, Mr. Xiangdong Zhang, our president, Mr. Yingming Chang, our chief operating officer, and Mr. Aihua Huang, our vice president of technology. The loss of any of our management team members could harm our business. In addition, if any of our key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all, which could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to our business. If any of our core management team members or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members.

In addition, if we are unable to attract or retain qualified employees to achieve a high level of success, we may not be able to grow our business or execute our business strategy and as a result, our revenues and profitability may decline. Each of our executive officers and key employees has made undertakings relating to non-competition obligations. However, these undertakings may not be enforceable in China, where our executives and key employees reside, in light of uncertainties with China’s legal system. See “Item 3. Key Information—D. Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.” In addition, if one or more of our executives or other key personnel do not act in the best interests of our company when a conflict of interest arises, our business, prospects and reputation may be harmed.

The performance and functionality of our GO platform may be impacted by third party developers’ internet mobile products offered via our GO platform.

We have published a development kit for our GO platform to encourage third parties to develop themes for our GO series products. Over 10,000 third-party developed themes for our GO series products are currently available to suit our users’ diverse needs and preferences, in addition to the over 1,000 themes we have developed internally. We intend to expand our GO platform by cooperating with more third parties to offer their products and services on our platform. Although currently no single third-party developer is critical to our GO platform and we continue to develop our core GO series products and services internally, if the number of high quality third-party developers on our GO platform decreases, the overall quality of third-party developed products and services declines or the products from the third-party developers fail to be compatible with our GO platform, our ability to monetize the GO platform may be negatively impacted and we may have to allocate more resources to internally develop the relevant products, which could have a material and adverse effect on our financial results. In addition, if we fail to integrate 3G.cn, the mobile reading services or other GO series products into our GO platform, the business potential for the sustainable growth of our GO platform could be substantially limited.

We contract with third parties to provide content for 3G.cn and our mobile reading services and we may lose users and revenues if these arrangements are terminated or if the quality of their content deteriorates.

We have arrangements with a number of third parties to provide content to our 3G.cn, for example, news agencies and publishers, entertainment and sports program providers, and our mobile reading services, and we have relied and will continue to rely on third parties for a significant portion of the content and materials (including all news-related content and materials) that we offer on 3G.cn and on our mobile reading services. If a large number of these content providers terminate relationships with us, materially change our existing arrangements, or fail to deliver high-quality content that meets users’ needs, or if we fail to find other content providers to maintain or expand the content we offer, we may lose our users and suffer significant revenue losses.

In addition, the PRC government has the ability to restrict or prevent state-owned media from cooperating with us in providing certain content to us, which will result in a decline in the amount and scope of content we offer on 3G.cn, in which case our revenues will be negatively impacted. Certain state-owned media companies from whom we currently procure content have built their own portal websites and may discontinue the cooperation with us in the future.

We cannot assure you that we will be able to retain our third party content providers or attract new third-party providers to provide sufficient and popular content or materials, which may materially and adversely affect our business, financial condition and results of operations.

We depend on revenue-sharing arrangements with major mobile network carriers in China for a significant portion of our revenues from mobile reading.

A significant portion of our revenues from mobile reading services is derived from our revenue-sharing arrangements with major mobile network carriers in China, such as China Mobile, which run their own mobile reading base. We provide content to the mobile reading libraries of these mobile network carriers and receive a percentage of the fees paid by their users. For example, in 2011, 2012 and 2013, we derived approximately 63%, 59% and 51%, respectively, of our net revenues related to our mobile reading services from revenue-sharing arrangements with China Mobile. Our agreements with these major mobile network carriers generally have a term of one year and there can be no assurance that the agreements will be extended or renewed upon the expiration of their respective terms or that we will be able to extend or renew such agreements on terms and conditions favorable to us or at all. If any of the major mobile network carriers breaches its obligations under its agreement with us or refuses to extend such agreement when the term expires, we may lose all or a portion of the users of the relevant mobile network carrier. Our mobile reading services will suffer if our relationship with any of the major mobile network carriers terminates or deteriorates, or if there are material changes to terms and conditions of the agreements which are detrimental to us.

We face risks relating to third parties’ billing and payment systems.

We depend on the billing and payment systems of third parties such as wireless carriers, mobile payment service providers (such as Google Play) and third-party payment processors to maintain accurate records of payments of sales proceeds by users and collect such payments. We receive periodic statements from these third parties which indicate the aggregate amount of fees that were charged to users of our products and services. Our business and results of operations could be adversely affected if these third parties fail to accurately account for or calculate the revenues generated from the sales of our products and services. If there are security breaches or failure or errors in the payment process of these third parties, user experience may be affected and our business results may be negatively impacted.

Failure to timely collect our receivables from third parties whose billing and payment systems we use and third-party payment processors may adversely affect our cash flows. Our wireless carriers and third-party payment processors may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us or fail to pay us at all. Any delay in payment or inability of current or potential wireless carriers and third-party payment processors to pay us may significantly harm our cash flow and results of operations.

In addition, we rely on the billing statements provided by third party wireless carriers and third-party payment service providers in order to recognize a substantial portion of our revenues from our products and services. We may not be able to recognize revenue from our products and services from these third parties in the period in which the services are performed if we do not receive the billing statements from these third parties. Due to the delays in receiving such billing statements, our revenues may fluctuate between periods and may not reflect the actual performance of our services.

We also do not have control over the security measures of our third-party payment service providers, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet or mobile network security breach were to occur, users concerned about the security of their online payments may become reluctant to purchase our products through payment service providers even if the publicized breach did not involve payment systems or methods used by us. In addition, there may be billing software errors that would damage customer confidence in these payment systems. If any of the above were to occur and damage our reputation or the perceived security of the payment systems we use, we may lose paying users and users may be discouraged from purchasing our internal mobile products, which may have an adverse effect on our business and results of operations.

Non-compliance on the part of third parties with which we conduct business could disrupt our business and adversely affect results of our operation.

Our third-party content providers or other business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Although we conduct a rigid review of legal formalities and certifications before entering into contractual relationships with our business partners, such as third party content providers, application developers and landlords, we cannot be certain whether any such third party has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements. The legal liabilities and regulatory actions on our commercial partners may affect our business activities and reputation and in turn, our results of operations. For example, according to PRC regulations, all lease agreements are required to be registered with the local housing authorities. We presently lease properties at five different locations in China, and any failure to complete these required registrations by our landlords may expose our landlords and us to potential monetary fines. In addition, we intend to cooperate with selected mobile game publishers and developers to operate their mobile games on our GO platform. The online game industry, including online mobile games, is highly regulated in China and each online game operator is required to obtain licenses and permits and complete filing procedures for specific mobile games as well as to comply with various requirements when conducting business. We require our partners in the mobile game industry to provide their licenses, permits or filing documents in respect of the relevant online games before entering into cooperation arrangements with them, but we cannot assure you that such commercial partners or other developers who distribute online games and other applications through our platform without entering into cooperation arrangements with us will maintain all applicable permits and approvals, and any noncompliance on the part of such commercial partners may cause potential liabilities to us and in turn disrupt our operations.

If we fail to keep up with rapid technological changes in the internet and smartphone industries, our future growth may be adversely affected.

The internet industry and the smartphone industry are characterized by rapid and innovative technological changes. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our products and services to evolving industry standards and improve the performance, functionality and reliability of our products and services. Our failure to adapt to such changes could harm our business. If we are slow to develop products and services that are compatible with smartphones, or if the products and services we develop are not widely accepted and used by smartphone users, we may not be able to capture a significant share of this increasingly important market. In addition, the widespread adoption of new internet, networking or telecommunications technologies or other technological changes for smartphones could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid and innovative technological changes to remain competitive, our future growth may be adversely affected.

If we fail to maintain and enhance our brands, or if we incur excessive expenses in this effort, our business, results of operations and prospects may be materially and adversely affected.

We believe that maintaining and enhancing our brands, such as the GO brand for our GO platform, the GGbook brand for our mobile reading services and the 3G brand for our mobile internet portal, is of significant importance to the success of our business. Maintaining and enhancing the recognition and reputation of our brands are critical to our success and ability to compete. Since our products and services are relatively new in the mobile internet market, brand maintenance and enhancement may directly affect our ability to maintain our market position.

Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands and may negatively impact our brands and reputation if not properly managed, such as:

•	our ability to maintain a convenient and reliable user experience as user preferences evolve and as we expand into new service categories and new service lines;

•	our ability to increase brand awareness among existing and potential users, readers, authors, content providers and advertisers through various marketing and promotional activities;

•	our ability to adopt new technologies or adapt our products and services to meet user needs or emerging industry standards;

•	our ability to effectively control the quality of third-party developers that offer their products and services on our GO platform; and

•	our ability to distinguish our GO name from other similar names in the market and maintain and enhance such name in the face of potential challenges from third parties.

Although we have established and developed our brands mostly through word of mouth referrals and repeat users and, in the case of GO series products, the Google Play distribution platform, as we expand, we may conduct various marketing and brand promotion activities to continue promoting our brands. We cannot assure you, however, that these activities will be successful or that we will be able to achieve the brand promotion effect we expect. In addition, any negative publicity in relation to our mobile internet products or services, regardless of its veracity, could harm our brands and reputation.

We have sometimes received, and expect to continue to receive, complaints from users regarding the quality of the products and services we offer. If our users’ complaints are not addressed to their satisfaction, our reputation and our market position could be significantly harmed, which may materially and adversely affect our business and prospects.

There are third parties in the mobile internet market with the name “Go” in their names or brands. These third parties may have registered similar brands to ours in different jurisdictions. We may be unable to clearly distinguish our GO name from such other similar names in the market, and may encounter difficulties in maintaining our GO name if there are challenges from third parties holding similar names.

Legal proceedings or allegations of impropriety against us or our management could have a material adverse impact on our reputation, results of operations, financial condition and liquidity.

We have been, and may be in the future, subject to allegations or lawsuits brought by our competitors, individuals or other entities against us or our management, including claims of unfair, unethical, fraudulent or otherwise inappropriate business practices. Any such lawsuit or allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong doing by any key member of our management team could harm our reputation and user base and distract our management from day-to-day operations of our company. We cannot assure you that we or key members of our management team will not be subject to lawsuits or allegations of a similar nature in the future. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we will record a related contingent liability. As additional information becomes available, we will assess the potential liability and revise estimates as appropriate. In 2011, 2012 and 2013, we did not record any contingent liabilities relating to pending litigation. However, when we record or revise our estimates of contingent liabilities in the future, the amount of our estimates may be inaccurate due to the inherent uncertainties relating to litigation. In addition, the outcomes of actions we institute against third parties may not be successful or favorable to us. Litigations and allegations against us may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract authors and advertisers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s and the board of directors’ attention from operating our business. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows.

We may be subject to intellectual property infringement claims or other allegations, which could require us to pay substantial statutory penalties or other damages and fines, remove relevant content or enter into license agreements which may not be available on commercially reasonable terms.

Some third parties may own technology patents, copyrights, trademarks, trade secrets and internet content, which they may use to assert claims against us. We require our editors and relevant staff to sign agreements upon joining our company, to undertake to follow certain procedures designed to reduce the likelihood that we may use, develop or make available any content or applications without the proper licenses or necessary third party consents. However, these procedures may not be effective in completely preventing the unauthorized posting or use of copyrighted material or the infringement of other rights of third parties.

The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, is uncertain and still evolving. For example, as we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. We have also been subject to administrative penalties for offering certain literary works with expired licenses. Pursuant to relevant laws and regulations, internet service providers, including mobile internet service providers, may be held liable for damages if such providers have reasons to know that the works uploaded or linked infringe the copyrights of others. In cases involving the unauthorized posting of copyrighted content by users on websites in China, there have been court proceedings but no settled court practice that provides clear guidance as to under what circumstances hosting providers and administrators of a website such as 3G.cn or a reading base such as our mobile reading base or GO platform can be held liable for the unauthorized posting by third parties of copyrighted material. Any such proceeding could result in significant costs to us and divert our management’s time and attention from the operation of our business, as well as potentially adversely impact our reputation, even if we are ultimately absolved of all liability.

In addition, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States, by virtue of our ADSs being listed on NASDAQ, the ability of users to access, download and use our products and services in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise, among other reasons. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to pay substantial penalties or other damages and fines, remove relevant content or enter into license agreements which may not be available on commercially reasonable terms or at all. Even though the allegations or claims could be baseless, defense against any of these allegations or claims would be both costly and time-consuming and could significantly divert the efforts and resources of our management and other personnel.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights. As of December 31, 2013, we had registered 11 domain names that are material to our business, including 3G.net.cn, 3G.cn and jiubang.com, 59 software copyrights, six patents, 50 trademarks and service marks in China and four trademarks in South Korea. In addition, we have filed 47 patent applications covering certain of our proprietary technologies and 27 trademark applications in China. We have also filed 18 trademark applications in South Korea, Japan and the U.S.

Monitoring unauthorized use of our intellectual property rights is difficult and costly, and we cannot be certain that we can effectively prevent misappropriation of our intellectual properties, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, it is often difficult to create and enforce intellectual property rights in China and other countries outside of the United States. Patents, trademarks and service marks may also be invalidated, circumvented, or challenged. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by others. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach. Even where adequate, relevant laws exist in China and other countries outside of the United States, it may not be possible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a court judgment or an arbitration award delivered in another jurisdiction, and accordingly, we may not be able to effectively protect our intellectual property rights or enforce agreements in such countries. Given the potential cost, effort, risks and downsides of obtaining patent protection, in some cases we have not and do not plan to apply for patents or other forms of formal intellectual property protection for certain key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed.

If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based and mobile-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.

The internet industry in China, including the mobile internet, is highly regulated. Our PRC variable interest entities are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including the General Administration of Press, Publication, Radio, Film and Television, or GAPPRFT, the Ministry of Culture, or MOC, Ministry of Industry and Information Technology, or MIIT, and the State Council Information Office, or SCIO, jointly regulate all major aspects of the internet industry, including the mobile internet business. Operators must obtain various government approvals and licenses for relevant internet or publication business. We have obtained Internet Content Provider Licenses, or ICP licenses, for provision of internet and mobile network information services, a Value-added Telecommunications Business Operation License, or SP license, for provision of mobile network information services, a License for Online Transmission of Audio-visual Programs and an Internet Publishing License for internet publication and mobile games business and an Online Culture Operating License for operation of online games and music and entertainment products and an Online Culture Operating License for operation of internet comic and animation products. We have also obtained SMS Service Access Codes for provision of internet and mobile network information services. These licenses are essential to the operation of our business and are generally subject to annual government review. However, we cannot assure you that we can successfully renew these licenses annually or that these licenses are sufficient to conduct all of our present or future business.

We have applied for the approval to include publication of internet literature and mobile literature in our Internet Publishing License. We have also applied for the approval from the SCIO to publish news on 3G.cn or disseminate new through the mobile internet. We currently operate a current events channel on 3G.cn related to current topics and social events produced by third party news agencies. As previously reported by certain news media in 2013, the State Internet Information Office named our mobile portal application, as one of the several mobile apps that provided internet news services without proper licenses or approvals, and required the named mobile apps to rectify the non-compliance as soon as possible. We have communicated with the State Internet Information Office and rectified the situation to meet their requirements. If the PRC government promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of relevant internet businesses and/or mobile and web-based subscription services that we plan to launch, the PRC government has the power to, among other things, levy fines, confiscate our income, revoke our business licenses, and require us to discontinue or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

As we further develop and expand our products and services, we may need to obtain additional qualifications, permits, approvals or licenses. For example, we may be required to obtain a License for Production and Operation of Radio and TV Programs, and an Internet News Publication License for the productions and operation of our news programs. In addition, we work with a lottery business partner to operate an online lottery through 3G.cn. Under PRC laws, a license is required for conducting the online lottery business. There have been no detailed procedures available for online lottery operators to submit the application for such license or for the approval authorities to grant such license. We intend to apply for the license as soon as detailed procedures are available under the relevant PRC law. We cannot assure you that we or the service or content providers will be granted such qualifications, permits, approvals or licenses in a timely manner or at all. Prior to the receipt of such qualifications, permits, approvals or licenses, we may be deemed as being in violation of relevant laws or regulations and be subject to penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

In addition, internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet content service provider that is deemed to provide illicit content online, and such activities may be intensified in connection with any ongoing government campaigns. For example, in April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on the dissemination of pornographic content on the internet in China. As a result, various literary and visual and audio content websites, including certain widely known websites, were subject to administrative penalties ranging from fines to proposed license revocation to suspension of website operations, due to unhealthy and indecent content on these websites. We disabled certain functions on our mobile reading services for several days and conducted an internal compliance investigation in order to ensure that the literary content within the services are in compliance with the standards set out by the authorities. As of the date of this report, we have not received any warning or order from any government authorities. However, we cannot be sure that our internal investigation was sufficient to remove all content that may be viewed unhealthy, indecent or otherwise problematic. In addition, while we maintain a regular internal monitoring and compliance protocol, we cannot ascertain that we would not fall foul of any changing or new government regulations or standards in the future. If we receive a public warning from the relevant government authorities or our licenses for reading or portal services are revoked, our reputation would be harmed and our share trading price may fluctuate widely. If the operation of our mobile online reading services is suspended, our revenues and results of operation may be materially and adversely affected.

Concerns about collection and use of personal data could damage our reputation and deter current and potential users from using our products and services, which could have material adverse effects on our business and results of operations.

Concerns about our personalization technology with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and results of operations. For example, one of our competitors had previously publicly spread allegations about our collection of user data. Although we were subsequently able to refute such allegations, such negative publicity and any additional negative publicity in relation to our services or products, regardless of its veracity, could seriously harm our reputation which in turn may deter current and potential users from using our products and services, which could have material adverse effects on our business and results of operations.

We apply strict management and protection for any information provided by users and, under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. While we strive to comply with our privacy policy as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is used or shared with advertisers or others may adversely affect our ability to share certain data with advertisers, which may limit certain methods of targeted advertising. Concerns about the security of personal data could also lead to a decline in general usage of our products and services, which could lead to lower user numbers. For example, if the PRC government authorities require real-name registration by our users, the growth of our user numbers may slow down and our business, financial condition and results of operations may be adversely affected. See “—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulations of internet and mobile internet businesses and companies.” A significant reduction in user numbers could have a material and adverse effect on our business, financial condition and results of operations.

Errors, flaws or failures in our products or services could harm our reputation or decrease market acceptance of our services and products.

Our products and services may contain errors, flaws or failures that may only become apparent after their release, especially in terms of updated versions of our mobile internet products and services. We receive user feedbacks in connection with errors, flaws or failures in our products and services from time to time, and such errors, flaws or failures may also come to our attention during our internal testing process. We generally have been able to resolve such errors, flaws or failures in a timely manner, but we cannot assure you that we will be able to detect and resolve all of them effectively or in a timely manner. Errors, flaws or failures in our services and products may adversely affect user experience and cause our users to stop using our services and products, which could materially and adversely affect our business and results of operations.

If any system failure, interruptions and downtime occurs, our business, financial condition and results of operations may be materially and adversely affected.

Although we seek to reduce the possibility of disruptions or other outages, our GO platform, 3G.cn and our mobile reading services may be disrupted by problems with our own technology and system, such as malfunctions in our software or other facilities and network overload. Our systems may be vulnerable to damage or interruption from telecommunication failures, power loss, computer attacks or viruses, earthquakes, floods, fires, terrorist attacks and similar events. Parts of our system are not fully redundant or backed up, and our disaster recovery planning may not be sufficient for all eventualities. Despite any precaution we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in lengthy interruptions in the availability of our products and services. Any interruption in the ability of our users to use our products and services could reduce our future revenues, harm our future profits, subject us to regulatory scrutiny and lead users to seek alternative internet mobile products.

Our servers may experience some downtime from time to time, which may negatively affect our brand and user perception of the reliability of our systems. Any scheduled or unscheduled interruption in the ability of users to use our servers could result in an immediate, and possibly substantial, loss of revenues.

We have limited control over the prices of the services provided by telecommunication service providers and may have limited access to alternative networks or services. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to mobile internet users increase, our user traffic may decline and our business may be harmed.

Security breaches or computer virus attacks could have a material adverse effect on our business prospects and results of operations.

Any significant breach of security of our computer systems could significantly harm our business, reputation and results of operations and could expose us to lawsuits brought by our users and partners and to sanctions by governmental authorities in the jurisdictions in which we operate. We cannot assure you that our IT systems will be completely secure from future security breaches or computer virus attacks. Anyone who is able to circumvent our security measures could misappropriate proprietary information, including the personal information of our users, obtaining users’ names and passwords and enabling the hackers to access users’ other online and mobile accounts, if those users use identical user names and passwords. They could also misappropriate other information, including financial information, uploaded by our users in a secure environment. These circumventions may cause interruptions in our operations or damage our brand image and reputation. Our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could cause system interruptions, website slowdown or unavailability, delays in communication or transactions, or loss of data. We may be required to incur significant additional costs to protect against security breaches or to alleviate problems caused by such breaches. In addition, a significant security breach or virus attack on our system could result in a material adverse impact on our business and results of operations.

We have granted, and may continue to grant, options, restricted shares and other types of awards under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted a 2006 global share plan in June 2006, which was amended and restated in October 2013, or the 2006 Plan, and a 2010 global share plan in June 2010, which was amended and restated in October 2013, or the 2010 Plan. Under the 2006 Plan, we are authorized to grant options or other types of awards to purchase a maximum of 5,224,126 ordinary shares and as of March 31, 2014, options to purchase a total of 3,481,274 common shares of our company are outstanding under the 2006 Plan. Under the 2010 Plan, we are authorized to grant options or other types of awards to purchase a maximum of 5,373,659 ordinary shares and as of March 31, 2014, options to purchase a total of 4,921,161 common shares of our company were granted (excluding those forfeited) under the 2010 Plan. In October 2013, we adopted a 2013 share incentive plan, or the 2013 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan, or the Award Pool, is 4,243,070, which equals to three percent of our total outstanding shares on an as-converted basis as of the date of adoption of the 2013 Plan, plus an automatic annual increase of a number of shares on the first day of each year, beginning on January 1, 2014, equal to the total number of shares underlying the awards granted in the year immediately prior to each annual increase; provided that shares underlying the awards issued under the 2013 Plan but remain unvested as of January 1 of a given year should be counted as part of the existing Award Pool and should not be counted as part of the number of shares to be added on January 1 of the same year. As of March 31, 2014, options to purchase a total of 35,000 common shares of our company and 3,108,763 restricted shares (excluding those forfeited) were granted under the 2013 Plan. For the years ended December 31, 2011, 2012 and 2013, we recorded RMB0.3 million, RMB0.4 million and RMB17.8 million (US$2.9 million), respectively, in share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based compensation awards we granted. The expenses associated with share-based compensation have affected our net income and may reduce our net income in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, or consultants, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to our initial public offering in November 2013, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the preparation and audit of our consolidated financial statements as of and for the two years ended December 31, 2012, we and our independent registered public accounting firm identified one material weakness relating to insufficient accounting personnel with appropriate U.S. GAAP knowledge for financial information processing and reporting and two significant deficiencies, including a significant deficiency relating to the lack safeguarding controls over the use of our company’s assets and a significant deficiency related to information technology general control, or ITGC, in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. ITGC deficiencies include the failure to maintain an information technology management and security policy as guidance for processing financial and business data. We have implemented and are continuing to implement a number of measures to address the material weakness and deficiencies identified. As a result of such efforts, subsequently, in connection with the preparation and audit of our consolidated financial statements for the year ended December 31, 2013, although the aforementioned material weakness and significant deficiency relating to ITGC still exist, we were in the view that the significant deficiency relating to the lack safeguarding controls over the use of our company’s assets was remedied. However, we cannot assure you that we will be able to continue implementing these measures in the future to remedy the existing material weakness and the significant deficiency, or that we will not identify additional material weaknesses or significant deficiencies in the future.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon the completion of our initial public offering in 2013, we became a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2014. In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Future strategic alliances or acquisitions may not be successful and may have a material and adverse effect on our business, reputation and results of operations.

We may enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In February 2014, we acquired GetJar, Inc., a privately held mobile ad network based on California. This first international acquisition provides our platform with state-of-the-art mobile data analytics capabilities that will support our mobile advertising research and development initiatives. If appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Completed transactions or future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. There are uncertainties as to entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs.

Our results of operations may be subject to wide fluctuations due to a number of factors, which may adversely affect the trading price of our ADSs.

We may experience seasonality and other fluctuations in our business, reflecting fluctuations in mobile internet and smartphone usage. Revenues from mobile application products and services are typically higher in the fourth quarter due to Christmas holidays and increased marketing campaigns during the period. We generally experienced weaker demands for our mobile reading services and mobile portal marketing services in the first quarter of each year due to the Chinese New Year holidays. Revenues from mobile portal marketing services are generally higher in the third and fourth quarters as there are typically more large-scale marketing campaigns during the period on our portal website. Thus, our operating results in one or more future periods may fluctuate substantially or fall below the expectations of securities analysts and investors. In such event, the trading price of our ADSs may fluctuate significantly.

We have limited business insurance coverage. Any uninsured occurrence of business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our results of operations and financial condition.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence may disrupt our business operations, require us to incur substantial costs and divert our resources, which could have an adverse effect on our results of operations and financial condition.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis in 2011 and the slowdown of the Chinese economy starting in 2012. It is unclear how the European sovereign debt crisis or the Chinese economic slowdown will progress in 2014 and beyond. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan. The mobile internet products and services industry may be affected by economic downturns. A prolonged slowdown in the world economy, including in the Chinese economy, may lead to a reduced amount of mobile internet advertising, which could materially and adversely affect our business, financial condition and results of operations. Our products and services may be viewed as discretionary by our users, who may choose to discontinue or reduce spending on such products and services during an economic downturn. In such an event, our ability to retain existing users and increase new users will be adversely affected, which would in turn negatively impact our business and results of operations.

Moreover, a slowdown or disruption in the global or Chinese economy may have a material and adverse impact on financings available to us. The weakness in the economy could erode investor confidence, which constitutes the basis of the credit market. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of Chinese economy may impact our business in the short-term and long-term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by any global economic downturn or disruption or slowdown of Chinese economy.

Any catastrophe, including natural catastrophes and outbreaks of health pandemics and other extraordinary events, could disrupt our business operations.

Our operations may be vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. If any such catastrophe or extraordinary event occurs in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services and products to our users and could decrease demand for our products. Because we do not carry property insurance and significant time could be required to resume our operations, our financial position and results of operations could be materially and adversely affected in the event of any major catastrophic event.

In addition, our business could be adversely affected by the outbreak of influenza A (H1N1), avian influenza, H7N9, severe acute respiratory syndrome (SARS) or other pandemics. Any occurrence of these pandemic diseases or other adverse public health developments in China or elsewhere could severely disrupt our staffing or the staffing of our business partners and otherwise reduce the activity levels of our work force and the work force of our business partners, causing a material and adverse effect on our business operations.

Risks Related to Our Corporate Structure

If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC governmental restrictions on foreign investment in mobile internet businesses, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information, the online advertising, the operation of online games and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also limit foreign ownership in PRC companies that provide internet information distribution services. Specifically, foreign ownership in an internet information provider or other value-added telecommunication service providers may not exceed 50%. In addition, according to the Several Opinions on the Introduction of Foreign Investment in the Cultural Industry promulgated by the MOC, the GAPPRFT, the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM, in July 2005, foreign investors are prohibited from investing in or operating, among others, any internet cultural operating entities. Companies providing mobile internet services such as ours are governed by these rules and regulations on internet companies in China.

We are a Cayman Islands company and we conduct our operations in China primarily through a series of contractual arrangements entered into among our PRC subsidiary, Jiubang Computer Technology (Guangzhou) Co., Ltd., or Jiubang Computer, our PRC variable interest entities, including Guangzhou Jiubang Digital Technology Co., Ltd., or Jiubang Digital, Guangzhou Sanju Advertising Media Co., Ltd., or Sanju Advertising, Guangzhou Hengye Software Technology Co., Ltd., or Hengye Software and Guangzhou Zhiteng Computer Technology Co., Ltd., or Zhiteng Computer, the shareholders of these variable interest entities and us. Our contractual arrangements with our PRC variable interest entities and their shareholders enable us to exercise effective control over our PRC variable interest entities because we have the power to direct activities of our variable interest entities that most significantly impact the economic performance of the variable interest entities and the obligation to absorb the expected losses and the right to receive the expected residual return of the variable interest entities that could potentially be significant to the variable interest entities. Accordingly, the financial statements for the variable interest entities are consolidated in our financial statements. All of the equity (net assets) or deficit (net liabilities) and net income (loss) of the variable interest entities are attributed to us. For a detailed description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.”

On September 28, 2009, the GAPPRFT, the National Copyright Administration and the Office of National Work Group for Combating Pornography and Illegal Publications jointly issued a Notice on Implementing the Provisions of the State Council on “Three Determination” and the Relevant Explanation of the State Commission Office for Public Sector Reform on Further Strengthening the Administration of the Pre-approval of Online Games and Examination and Approval of Imported Online Games, or Circular 13. Circular 13 restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic mobile game operators through indirect ways such as establishing other joint venture companies or entering into contractual or technical arrangements such as the variable interest entity structural arrangements we adopted. We are not aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or terminated under Circular 13 since the effective date of the circular. Furthermore, we are advised by our PRC counsel, Jun He Law Offices, that the enforcement of Circular 13 is still subject to substantial uncertainty, including possible subsequent joint actions by relevant authorities, such as the MOC. In the event that we, our PRC subsidiaries, or PRC variable interest entities are found to be in violation of the prohibition under Circular 13, the GAPPRFT, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which in the most serious cases may include suspension or revocation of relevant licenses and registrations. In addition, various media sources have reported that the CSRC prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or what they would provide.

Based on the advice of our PRC legal counsel, Jun He Law Offices, the current corporate structure of our PRC subsidiaries and our PRC variable interest entities, and the contractual arrangements among our PRC subsidiary, our PRC variable interest entities, their shareholders and us, as described in this prospectus, are in compliance with existing PRC laws, rules and regulations. However, we were further advised by Jun He Law Offices that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and these laws or regulations or interpretations of these laws or regulations may change in the future. Furthermore, the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

If our corporate structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our PRC variable interest entities are found to be in violation of any existing or future PRC laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including

•	levying fines, confiscating our income or the income of our PRC subsidiaries or PRC variable interest entities,

•	revoking or suspending the business licenses or operating licenses of our PRC subsidiaries or PRC variable interest entities,

•	shutting down our servers or blocking our platform, discontinuing or placing restrictions or onerous conditions on our operations,

•	requiring us to discontinue our operations,

•	requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. Our PRC variable interest entities contributed most of our consolidated net revenues in the years ended December 31, 2011, 2012 and 2013. If the imposition of any of these penalties causes us to lose the rights to direct the activities of our PRC variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such entities.

We rely on contractual arrangements with our PRC variable interest entities and their shareholders for the operation of our business, which may not be as effective as direct ownership.

Because of PRC restrictions on foreign ownership of mobile internet businesses in China, we depend on contractual arrangements with our PRC variable interest entities in which we have no ownership interest to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Our PRC variable interest entities are owned directly by our core management team, Messrs. Yuqiang Deng, Xiangdong Zhang and Yingming Chang. However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our PRC variable interest entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these PRC variable interest entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our PRC variable interest entities or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

Our contractual arrangements with our PRC variable interest entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our PRC subsidiary, our PRC variable interest entities, their shareholders and us, we are effectively subject to the 6% PRC value-added tax and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our PRC variable interest entities. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC variable interest entities were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our PRC variable interest entities and any of their respective subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such PRC variable interest entities and thereby increasing these entities’ tax liabilities, which could subject these entities to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be materially and adversely affected if our PRC variable interest entities’ tax liabilities increase or if it becomes subject to late payment fees or other penalties.

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

The individual shareholders of our variable interest entities are also shareholders, directors and officers of our company. Conflicts of interest may arise between the roles of these individuals as shareholders, directors and officers of our company and as shareholders of our variable interest entities. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company that requires them to act in good faith and in the best interest of our company and not to use their positions for personal gains. We cannot assure you that when conflicts arise, shareholders of our variable interest entities will act in the best interest of our company or that the conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our wholly owned PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ADSs and ordinary shares and service any debt we may incur. If our wholly owned PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as Jiubang Computer, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Certain shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders, which may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their securities.

As of March 31, 2014, our co-founders and our chief operating officer beneficially own an aggregate of 31.6% of our outstanding shares and 36.6% of the then total voting power. Our co-founders and our chief operating officer together hold 100% of the equity interest in each of our PRC variable interest entities, including Jiubang Digital through their shareholding in Sanju Advertising. These executive officers have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs.

In addition, if any of our core management team members violates the terms of their non-compete undertakings or employment agreements with us or their legal duties by diverting business opportunities from us, it will result in our loss of corporate opportunities. These actions may take place even if they are opposed by our other shareholders, including those who purchased ADSs in our initial public offering. Although we have adopted a code of business conduct and ethics to help restrict conflicts of interest involving directors and officers, any violation of this code by our existing officers or directors may materially and adversely affect our business operations. For more information regarding the beneficial ownership of our company by our principal shareholders, see “Directors, Senior Management, and Employees.”

We may lose the ability to use and enjoy assets held by our PRC variable interest entities that are important to the operation of our business if such entities go bankrupt or become subject to a dissolution or liquidation proceeding.

Some of our PRC variable interest entities hold certain assets, such as patents for the proprietary technology that are essential to the operations of our platform and important to the operation of our business. If any of these PRC variable interest entities goes bankrupt and all or part of its assets become subject to liens or rights of third party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of such PRC variable interest entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets are located in China and a significant number of our users, advertisers, suppliers and business partners are from China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and adversely affect our results of operations and financial condition.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet and mobile internet businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry, including mobile internet companies. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the internet business include, but are not limited to, the following:

•	There are uncertainties related to the regulation of the internet business in China, including evolving licensing practices and the requirement for real-name registrations. Permits, licenses or operations at some of our subsidiaries and PRC variable interest entities may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based and mobile-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected” and “PRC Regulation.” We are currently not required by PRC law to ask users for their real name and personal information when they register for a user account. We cannot assure you that PRC regulators would not require us to implement compulsory real-name registration in the future.

•	The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the SCIO, the MIIT and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry. We are unable to determine what policies this new agency or any new agencies to be established in the future may have or how they may interpret existing laws, regulations and policies and how they may affect us. Further, new laws, regulations or policies may be promulgated or announced that will regulate internet activities, including internet publication and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

In July 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunication business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, all contracts with telecommunication carriers and other service providers to host the servers used in our business were entered into by Jiubang Digital, and such arrangements are in compliance with this notice. Jiubang Digital also owns a majority of the domain names and trademarks necessary for daily operation, and holds the ICP license and the SP license necessary to conduct our operations in China.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet and mobile internet businesses in China, including our business. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of internet business.

Content posted or displayed on GO platform, 3G.cn and our mobile reading base, including advertisements, may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.

The PRC government has adopted regulations governing internet and wireless access and the distribution of information over the internet and wireless telecommunication networks. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned platforms and reputational harm. The operator may also be held liable for such censored information displayed on or linked to their platform. For a detailed discussion, see “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Information Security and Censorship.”

Since our inception, we have worked to monitor the content on our platform and to make the utmost effort in complying with relevant laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content, and if any of the content on GO platform, 3G.cn or our mobile reading base is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. For example, as reported by certain news media, the State Internet Information Office recently named our mobile portal application, as one of the several mobile apps that contained certain inappropriate content, and required the named mobile apps to rectify the non-compliance as soon as possible. We have communicated with the State Internet Information Office and rectified the situation to meet their requirements.

We may also be subject to potential liability for any unlawful actions of our users or third party service providers on our platform or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content or actions that may result in liability to us, and if we are found to be liable, we may be prevented from operating our business in China. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content being made available by an increasing number of users and third party business parties on our GO platform, 3G.cn and the mobile reading base, which may adversely affect our results of operations. Although we have adopted internal procedures to monitor content and to remove offending content once we become aware of any potential or alleged violation, we may not be able to identify all the content that may violate relevant laws and regulations or third party intellectual property rights and even if we manage to identify and remove offending content, we may still be held liable for such third-party content.

In addition, under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our GO platform and 3G.cn to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to internet posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC governmental authorities may force us to terminate our advertising operations or revoke our licenses.

While we have made significant efforts to ensure that the advertisements shown on our GO platform and 3G.cn are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, to provide more guidance on the implementation of SAT Circular 82; the bulletin became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered as a PRC tax resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. SAT Bulletin 45 further clarifies the resident status determination, post-determination administration, as well as competent tax authorities. It also specifies that when provided with a copy of Chinese tax resident determination certificate from a resident Chinese controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the Chinese-sourced dividends, interest, royalties, etc. to the Chinese controlled offshore incorporated enterprise.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups instead of those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if the standards for “de facto management body” prescribed in SAT Circular 82 are applicable to us. However, we have been advised by our PRC counsel, Jun He Law Offices, that it is possible that the PRC tax authorities may take a different view given the lack of certainty regarding the interpretation and implementation of the EIT Law and its implementing rules, both of which became effective on January 1, 2008. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, then our world-wide income could be subject to PRC tax at a rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the EIT Law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman Islands holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

Foreign ADS holders may also be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. Although our holding company is registered in the Cayman Islands, it remains unclear whether dividends received and gains realized by our foreign ADS holders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties on the reporting and consequences on private equity financing transactions and share exchange involving the transfer of shares in our company by non-resident investors. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect from January 1, 2008, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, as the seller, shall report such Indirect Transfer to the competent tax authority of the PRC resident enterprise within 30 days of execution of the equity transfer agreement for such Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and for the purpose of avoiding or reducing PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10% and our relevant subsidiaries or variable interest entities may be held liable for paying such tax. SAT Circular 698 also points out that when a non-resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authorities have the power to make a reasonable adjustment on the taxable income of the transaction.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the EIT Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, Jiubang Digital was recognized as a “high and new technology enterprise”, which enabled it to enjoy an enterprise income tax rate of 15% until August 31, 2014. We are in the process of applying for the extension of such qualification. Jiubang Computer has obtained “double soft” certification, and it is entitled to exemption of the enterprise income tax for the first two years and half rate reduction of enterprise income tax for the subsequent three years. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries or PRC variable interest entities in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiaries or PRC variable interest entities in China, could adversely affect our business, results of operations and financial condition. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our results of operations and financial condition would be materially and adversely affected.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular No. 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular No. 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.

The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 that require PRC citizens or residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC citizens or residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have completed foreign exchange registration of PRC resident shareholders of Mr. Yuqiang Deng and Mr. Xiangdong Zhang for our financings that were completed before the end of 2010 and the subsequent transfer of their shares to their respective personal holding companies. We have also applied for foreign exchange registration of Mr. Yingming Chang, a PRC resident, for the shares he holds in our company, and are in the process of updating the foreign exchange registration of Mr. Yuqiang Deng and Mr. Xiangdong Zhang. Because of uncertainty over how the SAFE regulations will be interpreted and implemented and applied to us, we cannot predict how they will affect our business operations. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our current or future PRC resident shareholders to comply with the SAFE regulations could subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

On February 15, 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted stock options are subject to these regulations upon the completion of our initial public offering. Failure of our PRC stock option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and variable interest entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and variable interest entities. We may make loans to our PRC subsidiaries and variable interest entities, or we may make additional capital contributions to our PRC subsidiaries.

Any loans by us to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our variable interest entities, which are PRC domestic companies. Further, we are not likely to finance the activities of our variable interest entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in mobile internet services, online advertising, online games and related businesses.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from the foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from the foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular on November 19, 2010, known as Circular No. 59, which tightens the examination of the authenticity of settlement of net proceeds from our initial public offering and requires that the settlement of net proceeds shall be in accordance with the description in the prospectus included in our registration statement on Form F-1 (Registration No. 333-191846), which was filed with the U.S. Securities and Exchange Commission, or SEC, in connection with our initial public offering.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or variable interest entities or with respect to future capital contributions by us to our PRC subsidiaries. Our failure to complete such registrations or obtain such approvals may negatively affect our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund operations of our PRC operating subsidiary, Jiubang Computer, and any other new subsidiaries we may establish in the future for business purposes, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Our PRC subsidiaries and PRC variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company registered in the Cayman Islands. We rely on dividends from our PRC subsidiaries as well as consulting and other fees paid to us by our PRC variable interest entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Since we have not achieved profitability, we are not yet required to allocate funds for such reserve funds. Furthermore, if our PRC subsidiaries and PRC variable interest entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow band. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how long the current situation may last and when and how this relationship between the Renminbi and the U.S. dollar may change again.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the Renminbi to appreciate against the U.S. dollar. Significant revaluation of the Renminbi may have a material adverse effect on your investment. The majority of our revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi to pay our operating expenses, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive a substantial portion of our revenues in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

The economy of China has been experiencing increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years.

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contract with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract law, that became effective in January 2008 and its implementation rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our users by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected. Also, as the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including contracts such as revenue-sharing contracts with advertisers, publishers and authors, which are important to our business, are executed using the chops or seals of the signing entity, or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration of Industry and Commerce.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries and variable interest entities have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries and variable interest entities are members of our senior management team who have signed employment undertaking letters with us or our PRC subsidiaries and variable interest entities under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our subsidiaries and variable interest entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries or variable interest entities, we, our PRC subsidiaries or variable interest entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this prospectus filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections and lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms, including our independent registered public accounting firm, in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. The accounting firms have the ability to appeal and the four firms which are subject to the six month suspension from practicing before the SEC have indicated that they will appeal. The sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how these recent developments could affect the SEC’s final decision in the case against the five accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

If our independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ADSs from the NASDAQ Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these Chinese companies’ securities after their offerings, including companies in the internet and mobile internet businesses, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in such practices. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our net revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	changes in the number of our users;

•	fluctuations in our operating metrics;

•	failure on our part to realize monetization opportunities as expected;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	detrimental negative publicity about us, our competitors or our industry;

•	regulatory developments affecting us or our industry; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing in November 2013. As a result of our current status as an emerging growth company, our investors may not have access to certain information that they may deem important.

The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of our initial public offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In connection with our initial public offering, we and our officers, directors and our shareholders have agreed not to sell any shares or ADSs for 180 days after the November 21, 2013 without the prior written consent of the underwriters. However, the underwriters may release the securities subject to lock-up agreements from the lock-up restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. Class A ordinary shares underlying our outstanding options will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional Class A ordinary shares. There were 58,995,186 Class A ordinary shares outstanding as of March 31, 2014. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our currently effective amended and restated articles of association contains provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered under Cayman Islands law.

We are an exempted company limited by shares registered under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

We are a Cayman Islands company and a substantial majority of our assets are located outside of the United States. A significant percentage of our current operations are conducted in China. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There are uncertainties as to whether Cayman Islands courts would:

•	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association which is currently in effect, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Due to the disparate voting powers attached to these two classes of ordinary shares, as of December 31, 2013, our existing holders of Class B ordinary shares collectively own approximately 96.0% of the voting power of our outstanding shares and have considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, our core management, Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang and their respective affiliates, beneficially own approximately 31.6% of our total outstanding shares, representing 36.6% of our total voting power immediately after our initial public offering. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, and NASDAQ, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject United States investors in our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

We will be classified as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat our PRC variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

While we do not expect to be a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2013, there is a risk that we may become a PFIC for our current taxable year ending December 31, 2014 and future taxable years because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or Class A ordinary shares. Accordingly, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or not to treat our PRC variable interest entities as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information – E. Taxation—Material United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares. Each U.S. holder is urged to consult its tax advisor concerning the United States federal income tax consequences of an investment in our ADSs or common shares if we are treated as a PFIC for our current taxable year ending 2014 or any future taxable year, including the possibility of making a “mark-to-market” election. For more information, please see “Item 10. Additional Information – E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

We commenced operations in June 2003, with the establishment of Guangzhou Jiubang Digital Technology Co., Ltd., or Jiubang Digital. We, through Jiubang Digital, started our mobile internet business, including the launch of 3G.cn, our mobile internet portal in March 2004, and subsequently our GO Launcher EX in November 2010. Jiubang Digital is one of our PRC variable interest entities through the contractual arrangement described below.

In January 2005, we incorporated Sungy Data Ltd. under the laws of the British Virgin Islands as our offshore holding company.

In March 2005, Sungy Data Ltd. established Jiubang Computer Technology (Guangzhou) Co., Ltd., or Jiubang Computer, our wholly owned subsidiary in China. Jiubang Computer entered into a series of contractual arrangements, as a result of which Sungy Data Ltd. became primary beneficiary of, and exercise effective control over the operations of, these PRC entities:

•	In June 2006, we entered into certain contractual arrangements with Jiubang Digital and its then shareholders. As of March 31, 2014, Guangzhou Sanju Advertising Media Co., Ltd., or Sanju Advertising (a company wholly owned by Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang), Mr. Yuqiang Deng, and Mr. Xiangdong Zhang each holds 80%, 16% and 4% of the equity interest in Jiubang Digital, respectively;

•	In June 2006, we entered into certain contractual arrangements with Sanju Advertising and its then shareholders. As of March 31, 2014, Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang each holds 70%, 20% and 10% of the equity interest in Sanju Advertising, respectively. Sanju Advertising primarily engages in advertising services;

•	In August 2006, we entered into certain contractual arrangements with Guangzhou Zhiteng Computer Technology Co., Ltd., or Zhiteng Computer and its then shareholders. As of March 31, 2014, Mr. Yuqiang Deng and Mr. Xiangdong Zhang each holds 80% and 20% of the equity interest in Zhiteng Computer, respectively. Zhiteng primarily engages in technology supporting services; and

•	In May 2010, we entered into certain contractual arrangements with Guangzhou Hengye Software Technology Co., Ltd., or Hengye Software and its then shareholders. As of March 31, 2014, Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang each holds 70%, 10% and 20% of the equity interest in Hengye, respectively. Hengye Software primarily engages in mobile internet value-added services.

Currently, Jiubang Computer is our operating subsidiary in China whose authorized scope of business includes research and development of computer software, providing computer information technology service and technology consulting service, and selling products and services provided by the company. Jiubang Computer is engaged in research and development activities and also provides services to our VIEs, including technology development, technical consulting and market research and consulting services.

In November 2008, we acquired 70% of the equity interest in XMedia Technologies Ltd, or XMedia, a company incorporated in the Cayman Islands. In November 2009, we acquired the remaining 30% equity interest in XMedia. As a result, XMedia became our wholly-owned subsidiary.

In February 2011, we indirectly acquired 33% of the equity interest in Zhuhai Zhengdian Technology Co., Ltd., or Zheng Dian, a company incorporated in China. In May 2012, we sold all of our equity interest in Zheng Dian.

In August 2013, Sungy Data Ltd. was redomiciled in the Cayman Islands as an exempted company registered under the laws of the Cayman Islands. In October 2013, Sungy Data Ltd. was renamed Sungy Mobile Limited.

In November 2013, Sungy Mobile Limited’s ADSs were listed on The NASDAQ Stock Market under the symbol “GOMO.” In December 2013, Sungy Mobile Limited completed an initial public offering of 8,050,000 ADSs, representing 48,300,000 Class A ordinary shares.

In February 2014, we acquired GetJar, Inc., or GetJar, a privately held mobile ad network based in California for $5.3 million in cash. We may issue up to an aggregate of 1,443,074 Class A ordinary shares to the seller of GetJar by early 2016 as earnout payments if certain performance targets are achieved. We also incorporated Sungy Technology Limited under the laws of the British Virgin Islands, which holds the intellectual properties in relation to the operation of GetJar Inc.

Our principal executive offices are located at Floor 17, Tower A, China International Center, No. 33 Zhongshan 3 Road, Yuexiu District, Guangzhou 510055, People’s Republic of China. Our telephone number at this address is (+86 20) 6681 5066. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures and divestitures.

B. Business Overview

Overview

We are a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Our platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones.

We have developed a portfolio of GO series products which include our launcher products and a broad range of other GO series apps and widgets that provide rich functionality, enhanced performance and extensive personalization for Android smartphones. We have created and continued to expand a GO platform that is built upon GO Launcher EX and integrates all of our GO series products as well as third-party mobile internet products and services.

In addition to our GO series products and GO platform, we also offer 3G.cn, a mobile internet portal, and mobile reading services, both of which provide us with a stable and growing user and paying customer base.

•	We launched 3G.cn, one of the first Chinese mobile internet portals, in March 2004, when the mobile internet was still in its infancy. It provides mobile users access to a vast array of professional media and user-generated content, such as entertainment and sports events coverage in multi-media formats. 3G.cn had more than 45 million unique visitors in December 2013.

•	We started charging fees for our mobile reading services in the first half of 2010 to capture one of the early monetization opportunities in the mobile internet industry. Our mobile reading services are comprised of an expanding library of original and copyrighted literary works and a growing and highly engaged user community.

We generate our revenues through advertising in various forms, paid apps and premium themes, in-app purchase for advanced functionalities as well as users’ purchases of literary content.

Our GO Series Products and Platform

Our GO series products include launcher products and a broad range of other GO series apps and widgets that provide rich functionality, enhanced performance and extensive personalization to Android smartphones. We launched our GO series products at a time when demand for Android apps were on the rise. Our GO series products have rapidly achieved global popularity since the launch of GO Launcher EX in November 2010.

The following table sets forth the key operating data relating to our core GO series products:

	Accumulated Number of User as of December 31, 2013		Accumulated Number of Paid Downloads as of December 31, 2013
	(million)		(million)
GO Launcher EX	268		1.4
GO SMS Pro	110		0.9
GO Locker	118		0.5
GO Weather	83		0.3
All GO series products	364	(1)	3.6

(1)	When calculating the accumulated number of users of all GO series products, we count each individual user only once regardless of the number of GO series products such individual user may be using.

Launcher Products

There are more than 900 million Android smartphones currently in use and the number is continuously growing. The advent of the smartphone era, especially the continuing popularity of the Android smartphones, has transformed smartphones from expensive electronic devices into everyday consumer staple. While the Android operating system provides the low level functions of smartphones, all Android smartphones come with a pre-installed launcher that operates above the Android operating system and manages all apps, widgets and functions through a main user interface after the smartphone is powered on. A launcher on an Android smartphone can typically be customized to fit various user preference. It determines to a great extent the performance, functionality, feel, look and handle of smartphones and is one of the determining factors of user experience on different smartphones.

Smartphone users, especially the younger generation, became dissatisfied with the limited functionality and performance and the same feel and look of the factory configured launcher of the standard Android smartphones. As a result, these users are attracted to third-party launcher products that can provide them with redefined experience.

After the release in November 2010, GO Launcher EX has attracted approximately 268 million users worldwide as of December 31, 2013. GO Launcher EX can be downloaded for free, although it has paid premium features.

GO Launcher EX offers extensive functions and high performance that turn the use of smartphones into a more productive experience. In addition, through themes, widgets and various levels of customization, GO Launcher EX users can extensively personalize their smartphones and change the otherwise monotonous phones into exciting and sensible instruments that perform more in sync with their owners’ habits and symbolize the individuality of their owners. For example:

•      GO Launcher EX includes many new functions and features not available in factory installed launchers and other third-party launchers, which significantly increases the utility of smartphones and makes smartphone use more convenient and intuitive.

•      Developed using our sophisticated 3D graphics engine, the graphics rendering speed of GO Launcher EX can reach 57-60 frames per second, approximately 50-80% faster than the factory installed launcher, which creates much smoother visual effects for screen transitions.

•      GO Launcher EX provides more than 10,000 eye-catching themes developed either by us internally or by numerous creative theme designers worldwide representing numerous styles and rich cultural implications. It also provides more than 25 types of dynamic screen transition effects.

GO Launcher EX is currently available in 38 languages, serving users in over 200 countries and regions.
GO Launcher EX has received a score of 4.5 out of 5 as of March 31, 2014 on Google Play.

Next Launcher is our second launcher product and is a paid app featuring striking 3D effects, entertaining operation experience and visual enjoyment. For example, apps can be customized to rotate, swing, float or bounce on screens. Screen transition can have classic cylinder, flip, cubic effect as well as true 3D crystal, cloth and folding effects. Users can also define additional finger gestures such as double finger glide and double click for their favored operations. With additional themes and custom widgets downloadable from Google Play, it provides extensive and extremely comprehensive options for users looking to spice up their smartphones. Users can also build their customized app icons by editing its size, angle, style and label. We have been developing additional 3D screen transition effects and 3D widgets and themes specially designed for the Next Launcher.

Next Launcher has paid downloads of approximately 200,000 times as of December 31, 2013 on Google Play. It has received a score of 4.5 out of 5 as of March 31, 2014.

Other GO Series Products

Founded on the success of GO Launcher EX, we developed a large portfolio of other GO series products and services through apps and widgets to further improve the functionality, performance and personalization of smartphones. Our most popular GO series mobile apps include GO SMS Pro, GO Locker and GO Weather.

•      GO SMS Pro seamlessly combines SMS/MMS sent over the mobile internet with traditional SMS/MMS sent over mobile carriers’ networks, which maximizes the availability of the SMS/MMS services to users and at the same time reduces the fees users pay to mobile carriers.

•      Besides common SMS/MMS features, GO SMS Pro provides additional features such as auto-reply, folders organization, private message box for better privacy protection, SMS blocker to block spam or other unwanted messages, automatically scheduled outgoing message, and group messaging. It also offers advanced functionalities such as advanced private message box that can be unlocked using hand gestures and unlimited cloud storage space for message backup.

•      With more than 1,640 emoticons and rich features as well as 257 artistically designed themes, GO SMS Pro is a powerful tool that provides convenient and personalized communication experience to users.

• GO SMS has attracted approximately 110 million users worldwide as of December 31, 2013, and it received a score of 4.4 out of 5 as of March 31, 2014 on Google Play.

•      GO Locker provides many different lock/unlock styles and a vast number of themes to lock / unlock smartphone screens in users’ preferred ways, which are well beyond the basic locker functions that Android OS provides.

•      It allows users to add live widgets to the locked screen such that users can conveniently check information or access apps directly from the locked screen. For example, users can check weather information and control music player without unlocking the screen.

• GO Locker has attracted approximately 118 million users worldwide as of December 31, 2013, and it received a score of 4.4 out of 5 as of March 31, 2014 on Google Play.

•      GO Weather provides detailed weather report including information such as temperature, chance of rain, wind speed, humidity, visibility, sunrise and sunset time, weather alert and forecast for more than 100,000 locations in the world. It also offers attractive user interface with a variety of widget themes and live wallpapers to make weather forecast interesting and visually attractive. Users can even take pictures of their weather conditions and share them with their friends through various email, SMS, or social networking apps installed on their phones.

•      GO Weather has attracted approximately 83 million Android smartphones worldwide as of December 31, 2013, and it received a score of 4.5 out of 5 on Google Play as of March 31, 2014, the highest score among all apps in the weather category.

Some of our other GO series apps and their functions and user statistics are listed below. The number of users and Google Play score for each app are as of December 31, 2013 and as of March 31, 2014, respectively.

•      GO Keyboard has more functionalities than a factory installed keyboard. It helps users type faster on their smartphone screens by providing intuitive keyboard layout, fluid transition between alphabet, numbers and symbols, more than 480 emoticons and accurate word prediction and auto-correction functions.

• It can be further customized through the choice of more than 125 themes and various settings for sound, vibration, display and transition effects.

• It provides input for 48 languages and supports a broad range of smartphones and tablets.

• Users: approximately 30 million; Google Play Score: 4.4

•      GO Battery Saver & Power Widget effectively reduces power consumption and prolongs battery life for smartphones. Battery life of the phone can be extended by up to 40% after using our GO Battery Saver & Widget, according to our internal testing on one of the most popular smartphone models.

•      With a single click on one of the several pre-set modes, it optimizes power consumption by managing Wi-Fi, blue tooth and mobile connections, audio player, screen brightness, vibration, data synchronization, apps and other battery draining components in smartphones.

•      It also allows users to customize the battery saving schedules of their smartphones to suit their unique needs. After being configured, it intelligently switches modes, turns on/off phone functions at different battery levels, phone status, or time.

• Users: approximately 25 million; Google Play Score: 4.4
• GO Cleaner & Task Manager provides a convenient tool to monitor and manage all the apps and widgets installed in smartphones.

•      It provides an easy one-touch capability to close all apps running in the background or close individual apps one by one. It can also clean cached or residual files, free up phone memory, disable certain startup apps when system reboots and generally improve the performance and battery life of Android smartphones.

• It enhances user privacy and security by deleting private records of online and off-line activities, such as browsing history, search records and call logs.
• Users: approximately 15 million; Google Play Score: 4.4
• Go Toucher stays on top of any screen and provides one-touch quick access to important functions which users normally have to flip through several screens or menus to access on the smartphone.

•      For example, one of our popular themes “blue light” for GO Toucher displays a floating touch point on every screen regardless of whether the current screen is a home screen, a webpage or a screen opened by an app. The theme has calendar events, contact and recent calls, recent messages, favorite app lists, weather and system switch widget fanning out on a futuristic blue screen.

• Users can also customize GO Toucher by selecting various themes that provide different controls, feels and look.
• Users: approximately 11 million (including users of GO Toucher Pro, an upgraded version of GO Toucher); Google Play Score: 4.4

We have also developed a large number of add-on widgets for GO Launcher EX, all of which provide additional functionalities and performance enhancement to improve user experience. The table below includes a list of the main widgets we have developed.

Switch	• Provides a fast way to turn on/off or adjust common functions, such as Wi-Fi and GPS connection, screen brightness, screen locker, flashlight, and battery usage.

Calendar	• Provides simpler and faster way to work with calendar.

Clock	• Provides world clock and time browsing tool on home screen.

Note

•      Helps manage schedules and notes efficiently. A user can use task style to add schedules, note style to quickly write down thoughts, and even doodle style to record his or her plan by drawing a picture. It also supports sharing schedules with other users.

Search	• Searches internet, users’ contacts and installed apps in a single user interface.

Contacts	• Allows a user to make phone calls, send messages, emails or chat from home screen by one click without opening contacts app.

Weather	• Displays live weather conditions without opening GO Weather.

Message	• Enables viewing of SMS messages on screen without opening GO SMS Pro.

Email	• Enables sending/receiving of emails directly on home screen without the need to open any email app; supports most of the popular email apps in the market.

Facebook	• Enables viewing of Facebook postings without opening Facebook app.

Twitter	• Enables reading of tweets and timeline/mentions/messages or uploading of photos without opening Twitter app.

Weibo	• Enables viewing of Weibo postings without opening Sina’s Weibo app, a Twitter-like social media.

Task manager	• Accesses task manager functions without opening Task Manager app.

Power manager	• Accesses power manager functions without opening Power Manager app.

Store	• Offers apps, widgets, games, themes and wallpapers on our GO platform, and users can pay through Google Play account.

Development of GO Series Products

We strive to be a pacesetter in our industry in terms of developing new products and services. For example, we believe we were among the first in our industry to develop the Switch widget that provides a fast way to turn on/off or adjust common functions of smartphones. We were one of the first to automatically categorize installed apps and provide app search functions in launcher products. We were also one of the first to enable hand gestures in the operation of Android smartphones. Many of these features have been followed by other launcher providers and become industry standard configurations. We believe we are one of the few developers that apply 3D graphics engine in user interface development and have successfully implemented the 3D technology into a launcher product.

As of December 31, 2013, we had approximately 264 employees in our product development team dedicated to GO series products and GO platform. Before we commit to develop any products, we typically conduct extensive studies of user needs and market demand. We then go through a prescribed series of steps, including testing user interactions, graphics design, client and server end software development, internal testing and beta version testing, often with multiple iterations, before officially releasing the products. Once our products are released, we collect and closely study data on user satisfaction and user feedback. We have a customer service team to collect feedbacks and identify areas in which our products need to be further enhanced or fine-tuned. In addition, our sophisticated data analytics system automatically collects and analyzes more than two terabytes of data per day and generates a large number of daily reports relating to the operations of our products, which further help us timely identify areas that need improvement. We have been promptly releasing new versions of our products to resolve issues thus identified after product releases, enhance existing functions or add new features to improve our products.

Promotion of GO Series Products and Platform

We believe that creating superior products with high user satisfaction levels is the most effective way to market and promote our GO series products and GO platform. Through constant improvement and fine-tuning, we have received high ratings and a large number of positive comments on Google Play. We as a development team have also gradually gained considerable respect in users community, and most our GO series products reached the one million download threshold within a couple of months of their releases.

We also promote our GO series products through in-app cross promotion. Users of any one of our GO series products can readily become interested in trying, and are provided convenient in-app access to, other complementary GO series products, which create a strong network effect to cross-market our GO series products. Furthermore, through mobile advertising networks, we can cross-promote apps with other app developers by displaying the advertisements of other app developers’ apps in our apps in exchange for them to display the advertisements of our GO series apps.

Starting in January 2012, we entered into arrangements with several leading Chinese smartphone manufacturers to pre-install GO Launcher in some of their smartphone models at no cost. We had seen approximately 18 million activations from the pre-installed GO Launcher apps as of December 31, 2013.

Through achieving higher user satisfaction, cross-promotion and pre-installation, we have been able to build a large community of loyal users for our GO series products and GO platform without having to incur significant marketing expenses.

Distribution and Payment

Our GO series products are available for download on Google Play, other similar third-party app stores as well as GO Market, our mobile application store for Chinese users. While overseas users pay through Google Play, users in China pay through various third-party payment methods such as Alipay and SMS.

Our 3G.cn Mobile Internet Portal

3G.cn, our mobile internet portal, was one of the earliest multi-media portals in China to be solely devoted to serving mobile internet users. It provides mobile internet users with access to a vast array of professional media and user-generated content on a wide range of topics, including entertainment, sports and current events, in a variety of media. We launched 3G.cn in 2004, when China’s mobile internet industry was still in its infancy. We currently offer more than ten different versions of the portal which can optimally serve a range of smartphones, including a version based on the newly developed HTML5 format.

Channels

3G.cn offers more than 70 free channels that cater to a broad range of focuses and interests. Some of our most popular channels include the following:

•	NOW Live Broadcast. NOW, a special live broadcast channel on the portal, delivers real time blow-by-blow coverage of live broadcasts for events relating to a diverse range of topics, including sports, entertainment and technology. We partner with various media outlets to obtain exclusive coverage of games and entertainment programs, so that we can provide users with the most up to date information on popular events. For example, for the 2012 London Olympics, 3G.cn had the rights to provide mobile internet coverage.

•	General Information. Our general information channel includes articles sourced from third-party major media outlets organized by keywords, topic and popularity, covering diverse areas of interest such as international stories, regional events, finance analysis, military coverage and cultural stories. We provide links to the official websites for popular movies, and for famous sports teams. We also provide in-depth coverage and analysis of current events and public interest topics.

•	Apps download center. Our apps download center is dedicated to providing downloads of popular new software / apps that optimize user experience of smartphones, including GO series products, online travel agents programs, city map guides and other resources for entertainment and everyday practical uses.

•	Mobile reading. We provide access from 3G.cn to our mobile reading database, providing visitors with access to a vast, expanding library of original and copyrighted literary works covering a broad range of genres.

Organization and Management of Content

We obtain content for 3G.cn through cooperation with media agencies and content-sharing with entertainment-related content providers such as other major media sites in China. We also have strong in-house capabilities to produce original content with respect to entertainment and sports. Our staff writers are responsible for writing, editing, organizing and managing content, and include field reporters for sports and entertainment stories.

To help our smartphone users navigate and explore the vast content on 3G.cn, we created a navigation guide specifically tailored for mobile internet users, grouping content by topics, common interest keywords and popularity, making it easier for users to browse or directly identify items of interest to them.

Revenues from 3G.cn

We primarily generate revenues from 3G.cn through advertising. With the large number of visitors to 3G.cn, the vast array of content on the website and the broad range of advertising formats we offer, we are able to attract numerous advertisers from a variety of industries, including smartphone manufacturers, mobile game developers and credit card companies, among others.

Generally, advertisers on 3G.cn enter into contracts with us directly or through advertising agencies, with each contract typically lasting a few weeks for each advertising slot purchased. Advertisements on 3G.cn are charged primarily on the basis of duration, with pricing variations depending on the size, display method and prominence of the locations for these advertisements. As we continue to expand and enrich the content on 3G.cn, we expect that we will attract an increasing number of visitors and advertisers and derive more advertising revenues from 3G.cn in the future.

Promotion of 3G.cn

We believe that the best way to promote 3G.cn is to maintain a broad range of high quality content and deliver superior visitor experience. We aim to maintain and expand our large attractive user base and our large advertising space inventory that enables advertisers to connect and engage with their targeted audiences and promote their products and services.

3G.cn also promotes large sports events and entertainment shows organized by third parties in exchange for receiving publicity during the broadcast of these events. We promote popular movies on the entertainment channel of 3G.cn in exchange for being mentioned on the movie’s press materials. We also continually sponsor auto shows as part of our publicity strategy.

Our Mobile Reading Services

We started charging fees for our mobile reading content in 2010. Currently, our mobile reading services consist of GGBook, a mobile app for smartphones, a literary channel on 3G.cn, and content that can be accessed from third-party internet operators’ mobile reading databases. We are one of the earliest mobile reading service providers in China offering original content. We offer an expanding collection of original and copyrighted third-party literary works to a large, growing and highly engaged user community

Large and Expanding Content

As of December 31, 2013 we had over 80,152 pieces of free and premium works on our mobile reading base, of which 31,493 pieces require readers to pay. Approximately half of the literature available on our mobile reading base are original content to which we have exclusive publishing or reproduction rights, while the remaining are sourced from other mobile reading database in China or traditional offline-published books. We offer a comprehensive and continually expanding library of original and copyrighted literary works covering a wide range of genres, from romance, fantasy, martial arts, science fiction and mystery to humor. We engage registered authors who provide original content for our mobile reading base. Our authors transfer to us the copyright to their works in exchange for a fee based on the revenue we earn from their works. We also acquire licenses to post contents from traditional, offline-published books and make them available to our mobile readers.

Organization and Management of Content

•	Professional editing team. We have an editing team with more than 85 editors devoted to the reviewing and editing of literary content as of March 31, 2014.

•	Content Organization and Monitoring. We categorize our literary works by topic, popularity, authorship, free versus premium content and various other groupings so as to make it easier for readers to browse, search, read and bookmark different works. We have a team that ensures the literary works we offer are in compliance with applicable PRC laws and regulations, aided by a software program that periodically sweeps our platform for sensitive key words or questionable content. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Content posted or displayed on GO platform, 3G.cn and our mobile reading base, including advertisements, may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.”

Highly Engaged Reader Base

One of the key elements to the success of our mobile reading services is our highly engaged reader base. Our readers visit our mobile reading library through a variety of smartphones, and frequently comment on, rate and provide constructive feedback on authors’ literary works that are continually published chapter by chapter. This interaction between authors and readers enhances user stickiness, encourages readers to regularly visit our mobile reading base and makes our reader base attractive to advertisers.

Quality Authors

We believe that our large and highly engaged online user community creates a natural network effect that attracts China’s aspiring and established authors and helps to keep our library in line with the latest reader interests. We provide a medium for authors to publish literary works that can easily reach a vast, highly engaged reader base. By publishing on our mobile reading base, a writer can, share revenues with us, and use our community to establish a fan base. Many of our readers are inspired by ideas shared in our reader community, and in turn have become popular authors themselves, attracting more readers to our reading base.

We seek to sign talented authors who have potential for commercial success. Authors receive reviews from our readers and editing advice from our editing team, which in turn improve their writing skills and help them find topics and styles suited to themselves and to their reader base. In 2012, one of our authors became the top ten most searched authors on Baidu.com, China’s most popular search engine. In addition, thirty of our authors have published offline as of December 31, 2013.

Revenues from Mobile Reading

We offer customized subscription packages designed to maximize reader satisfaction and to generate greater recurring revenues. We provide free content as well as paid premium content to our readers; we believe that our free content attracts readers to visit and browse our online literature library. Typically, our readers register as members and browse through the content of our library before transferring money to their accounts with us to purchase premium content. Our premium original content can be subscribed for by month—providing unlimited access to a certain number of works for a month for a set fee—or by chapters or books. We also provide content to reading channels of third party internet operators and receive a percentage of the fees paid by their users who subscribe to our content.

Distribution and Payment

We have a large number of readers who seek to join an established, vibrant mobile reading community. We believe the best way to promote our mobile reading base is to deliver superior content and reader experience. The more readers we engage for our mobile reading base, the more vibrant our mobile reading community becomes, and the greater the value we can bring to our readers, which further encourages loyalty and incentivize reader referrals.

In addition to offering original content on our own mobile reading base through 3G.cn and GGBook, we share our original content with third-party reading channels in China under revenue-sharing arrangements. Currently, third-party reading channels we work with include those operated by major mobile network carriers and internet companies in China. These third-party reading channels provide our original content with valuable additional exposure and enhance the monetization of our original content.

Our readers pay for our mobile reading content through SMS, phone cards and payment systems operated by major mobile carriers in China.

Competition

The mobile internet industry is rapidly evolving and highly competitive. We face competition in all major aspects of our business:

•	GO series products. We face competition from numerous competing products for Android smartphones from third-party developers, such as Facebook Home in the field of launcher products. We will continue to innovate and improve our existing products and services and develop new ones to maintain our competitive advantages.

•	3G.cn. 3G.cn faces a variety of competitors in China, as a significant portion of major internet companies in China have mobile internet portals. In the future, we expect to continue to compete with other internet portals for visitors, content and advertisers.

•	Mobile reading services. Our most prominent competitor in mobile reading services in China is Cloudary Corporation’s network of original literature websites. Our mobile reading services also compete with literary content providers. We compete with these companies for content, readers, authors, advertisers and distribution channels, and expect to continue such competition as we further expand.

Intellectual Property

We regard our patents, trademarks, domain names, copyrights, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We seek to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection laws in the United States, the PRC and other jurisdictions, as well as through confidentiality agreements and procedures with our employees, business partners and others. The intellectual property rights we own as of December 31, 2013 include: (1) six patents relating to our proprietary technology; (2) 11 registered domain names that are material to our business, including 3G.net.cn, 3G.cn and jiubang.com; (3) copyrights to 59 software programs relating to various aspects of our operations; and (4) 50 trademarks and service marks registered in China and four trademarks in South Korea for our brands and logos, including logos for GO Launcher EX and GO series products. In addition, we have filed 47 patent applications in China covering certain of our proprietary technologies and 27 trademark applications in China and 18 trademark applications in South Korea, Japan and U.S. as of December 31, 2013.

Legal Proceedings

We are currently not a party to, and are not aware of any threat of, any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations. From time to time, we have become, and may in the future become, a party to various legal or administrative proceedings or claims arising in the ordinary course of our business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims and other matters. Regardless of the outcome, legal or administrative proceedings or claims may have an adverse impact on us because of defense and settlement costs, diversion of management attention and other factors.

PRC REGULATION

Certain areas related to the internet, such as telecommunications, internet information services, connections to the international information networks, internet information security and censorship and online games (including online mobile games) operations, are covered extensively by a number of existing laws and regulations issued by various PRC governmental authorities, including:

•	the Ministry of Industry and Information Technology, or the MIIT (formerly the Ministry of Information Industry);

•	the Ministry of Culture, or the MOC;

•	the General Administration of Press and Publication, Radio, Film and Television, or the GAPPRFT, established as a result of institutional reform integrating the General Administration of Press and Publication, and the State Administration for Radio, Film and Television;

•	the National Copyright Administration, or the NCA;

•	the State Administration for Industry and Commerce, or the SAIC;

•	the State Council Information Office, or the SCIO;

•	the Ministry of Commerce, or the MOFCOM;

•	the Bureau of Protection of State Secrets;

•	the Ministry of Public Security; and

•	the State Administration of Foreign Exchange, or the SAFE.

As the online social platform and online games (including online mobile games) industries are still at an early stage of development in China, new laws and regulations may be adopted from time to time to require new licenses and permits in addition to those we currently have. There are substantial uncertainties on the interpretation and implementation of any current and future Chinese laws and regulations, including those applicable to the online social platform and online games (including online mobile games) industries. See “Item 3—Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.” And this section sets forth the most important laws and regulations that govern our current business activities in China and that affect the dividends payment to our shareholders.

Regulation on Telecommunications Services and Foreign Ownership Restrictions

The Telecommunications Regulations, which became effective on September 25, 2000, are the core regulations on telecommunications services in China. The Telecommunications Regulations set out basic guidelines on different types of telecommunications business activities, including the distinction between “basic telecommunications services” and “value-added telecommunications services.” According to the Catalog of Telecommunications Business (2003 Amendment), implemented on April 1, 2003 and attached to the Telecommunications Regulations, internet information services are deemed a type of value-added telecommunications services. The Telecommunications Regulations require the operators of value-added telecommunications services to obtain value-added telecommunications business operation licenses from MIIT or its provincial delegates prior to the commencement of such services. Under these regulations, if the value-added telecommunications services offered include mobile network information services, the operation license for value-added telecommunications business must include the provision of such services in its covered scope.

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and were amended on September 10, 2008, are the key regulations that regulate foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services, including the provision of internet content. Moreover, such foreign investor shall demonstrate a good track record and experience in operating value-added telecommunications services when applying for the value-added telecommunications business operation license from the MIIT.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MILT Circular 2006, which requires that (a) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (b) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (c) value-added telecommunications service providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (d) each value-added telecommunications service provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (e) all value-added telecommunications service providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, (a) are required to ensure that existing qualified value-added telecommunications service providers will conduct a self-assessment of their compliance with the MILT Circular 2006 and submit status reports to the MET before November 1, 2006; and (b) may revoke the value-added telecommunications business operation licenses of those that fail to comply with the above requirements or fail to rectify such non-compliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MILT Circular 2006 will have on us or the other PRC internet companies with similar corporate and contractual structures.

To comply with such foreign ownership restrictions, we operate our businesses in China through Jiubang Digital, Sanju Advertising, Zhiteng Computer and Hengye Software, all of which are owned by PRC citizens or entities. Jiubang Computer was established by Sungy Data Ltd. (now renamed as Sungy Mobile Limited). Jiubang Digital, Sanju Advertising, Zhiteng Computer, and Hengye Software are all controlled by Jiubang Computer through a series of contractual arrangements. See “Item 4. Information on the Company — C. Organizational Structure.” Moreover, Jiubang Digital owns a majority of the domain names, registered trademarks and facilities necessary for daily operations in compliance with the MILT Circular 2006. Based on our PRC legal counsel, Jun He Law Offices’ understanding of the current PRC laws, rules and regulations, our corporate structure complies with all applicable PRC laws, and does not violate, breach, contravene or circumvent or otherwise conflict with any applicable PRC laws. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

Internet Information Services

The Administrative Measures on Internet Information Services, or the ICP Measures, issued by the State Council on September 25, 2000 and amended on January 8, 2011, regulate the provision of internet information services. According to the ICP Measures, “internet information services” refer to services that provide internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to the ICP Measures, internet information commercial service providers shall obtain an ICP license, a sub-category of the value-added telecommunications business operation license, from the relevant local authorities before engaging in the provision of any commercial internet information services in China. In addition, if the internet information services involve provision of news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services that statutorily require approvals from other additional governmental authorities, such approvals must be obtained before applying for the ICP license.

We currently, through Jiubang Digital, Zhiteng Computer and Hengye Software, our PRC variable interest entities, hold ICP licenses, covering the provision of internet and mobile network information services, issued by the Guangdong branch of the MILT on August 15, 2013, December 13, 2011 and April 8, 2013, respectively. Besides, the ICP Measures and other relevant measures also ban the internet activities that constitute publication of any content that propagates obscenity, pornography, gambling and violence, incite the commission of crimes or infringe upon the lawful rights and interests of third parties, among others. If an internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any provider’s violation of these prescriptions will lead to the revocation of its ICP license and, in serious cases, the shutting down of its internet systems.

Internet Publication and Cultural Activities

The Tentative Measures for Internet Publication Administration, or Internet Publication Measures, were jointly promulgated by the GAPPRFT and the MILT on June 27, 2002 and became effective on August 1, 2002. The Internet Publication Measures imposed a license requirement for any company that engages in internet publishing, which means any act by an internet information service provider to select, edit and process content or programs and to make such content or programs publicly available on the internet. The Internet Publication Measures also require the professional editorial personnel of an Internet publishing entity to examine the published content to ensure that it complies with applicable laws. Failure to do so may subject us to fines and other penalties, the compliance of which, if fails, may subject us to fines and other penalties. The provision of online games is deemed an internet publication activity; therefore, an online game operator must (i) obtain an Internet Publishing License so that it can directly offer its online games to the public in the PRC, or (ii) publish its online games through a qualified press entity by entering into an entrustment agreement.

The Rules for the Administration of Electronic Publication, or the Electronic Publication Rules, was issued by the GAPPRFT on February 21, 2008 and became effective on April 15, 2008. Under the Electronic Publication Rules and other regulations issued by the GAPPRFT, online games are classified as a kind of electronic publication, and publishing of online games is required to be conducted by licensed electronic publishing entities that have been issued standard publication codes. Pursuant to the Electronic Publication Rules, if a PRC company is contractually authorized to publish foreign electronic publications, it must obtain the approval of, and register the copyright license contract with, the GAPPRFT.

We, through Jiubang Digital, obtained an Internet Publishing License for the mobile internet dissemination of the content of publications in the literature category that have been published in China and the publication of mobile games on February 5, 2013. We are also in the process of applying to expand the permitted activities under the Internet Publishing License of Jiubang Digital to cover the publication of online literature and mobile literature. For more information on the pre-approval by the GAPPRFT, see “Regulation on Online Games and Foreign Ownership Restrictions.”

On May 10, 2003, the MOC promulgated the Tentative Measures for the Administration of Online Culture, or the Online Cultural Measures, which became effective on July 1, 2003 and subsequently amended on July 1, 2004 and on April 1, 2011 respectively. According to the Online Cultural Measures, internet information services providers engaging in online cultural activities shall obtain a license from the provincial branches of the MOC. Online cultural activities, as defined in the Online Cultural Measures, include dissemination of online cultural products, such as audiovisual products and gaming products, and importing, publishing and broadcasting of internet cultural products among other things. Specifically, entities are required to obtain online cultural operating licenses from the provincial branches of the MOC if they intend to commercially engage in any of the following activities:

(a) production, duplication, import, publishing or broadcasting of online cultural products; (b) publishing of online cultural products on the internet or transmission thereof via the internet or mobile telecommunication networks to computers, fixed-line or mobile phones, television sets, gaming consoles or Internet café for the purpose of browsing, reviewing, using or downloading such products by online users; or (c) exhibitions or contents related to online cultural products. If internet information services providers engage in online cultural activities but fail to obtain online cultural operating licenses, they may be ordered to shut down their websites and subject to fines and penalties of confiscating illegal gain.

We, through Jiubang Digital and Zhiteng Computer, have obtained the Internet Culture Operation Licenses from the Guangdong branch of the MOC, respectively, which collectively cover the business scope of the provision of music, entertainment, comic and animation and gaming products through internet.

Regulation on Online Games and Foreign Ownership Restrictions

On June 3, 2010, the MOC promulgated the Provisional Administration Measures of Online Games, or the Online Game Measures, which came into effect on August 1, 2010. The Online Game Measures governs the research, development and operation of online games. It specifies that the MOC is responsible for the censorship of imported online games and the filing of records of domestic online games. The procedures for the filing of records of domestic online games must be conducted with the MOC within 30 days after the commencement date of the online operation of such online games or the occurrence date of any material alteration of such online games.

All operators of online games, or Online Game Business Operators, are required to obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license. An Online Game Business Operator should request the valid identity certificate of game users for registration, and notify the public 60 days ahead of the termination of any online game operations or the transfer of online game operational rights Online Game Business Operators are also prohibited from (a) setting compulsory matters in the online games without game users’ consent; (b) advertising or promoting the online games that contain prohibited content, such as anything that compromise state security or divulges state secrets; and (c) inducing game users to input legal currencies or virtual currencies to gain online game products or services, by way of random draw or other incidental means. It also states that the state cultural administration authorities will formulate the compulsory clauses of a standard online game service agreement, which have been promulgated on July 29, 2010 and are required to be incorporated into the service agreement entered into between the Online Game Business Operators, with no conflicts with the rest of clauses in such service agreements. Jiubang Digital holds a valid Internet Culture Operation License issued on May 29, 2013 that authorizes Jiubang Digital to engage in the provision of music, entertainment and gaming products through internet.

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of the GAPPRFT, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions stipulates that the MOC is authorized to regulate the online game industry, while the GAPPRFT is authorized to approve the publication of online games before their launch on the internet. The Interpretation on Three Provisions further provides that once an online game is launched on the internet, it will be completely under the regulation of the MOC, and that if an online game is launched on the internet without obtaining prior approval from the GAPPRFT, the MOC, instead of the GAPPRFT, is directly responsible for investigating the game. On July 11, 2013, the General Office of the State Council promulgated the Provisions on the Main Responsibilities, Internal Institutions and Staffing of GAPPRFT, or the Three-Decision Provisions, which reiterates the restrictions stipulated in the Regulation on Three Provisions.

On September 28, 2009, the GAPPRFT, the NCA and the National Working Group to Eliminate Pornography and Illegal Publications jointly issued the Circular on Consistent Implementation of the Stipulation on the Three Determinations of the State Council and the Relevant Interpretations of the State Commission for Public Sector Reform and the Further Strengthening of the Pre-approval of Online Games and the Approval and Examination of Imported Online Games, or Circular 13. Circular 13 explicitly prohibits foreign investors from directly or indirectly engaging in online gaming business in China, including through variable interest entity structures, or VIE Structures. Foreign investors are not allowed to indirectly control or participate in PRC operating companies’ online games (including online mobile games) operations, whether (a) by establishing other joint ventures, entering into contractual arrangements or providing technical support for such operating companies; or (b) in a disguised form such as by incorporating or directing user registration, user account management or game card consumption into online gaming platforms that are ultimately controlled or owned by foreign companies. Circular 13 reiterates that the GAPPRFT is responsible for the examination and approval of the import and publication of online games and states that downloading from the internet is considered a publication activity, which is subject to approval from the GAPPRFT. Violations of Circular 13 will result in severe penalties. For detailed analysis, see “Item 3. Key Information —D. Risk Factors—Risks Relating to Our Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet and mobile internet businesses and companies.”

Anti-fatigue Compliance System and Real-name Registration System

On April 15, 2007, in order to curb addictive online game-playing by minors, eight PRC government authorities, including the GAPPRFT, the Ministry of Education, the Ministry of Public Security and the MIIT, jointly issued a circular requiring the implementation of an anti-fatigue compliance system and a real-name registration system by all PRC online games (including online mobile games) operators. Under the anti-fatigue compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be “healthy”, three to five hours is deemed “fatiguing”, and five hours or more is deemed “unhealthy.” Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of a time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-fatigue compliance system, a real-name registration system should be adopted to require online games (including online mobile games) players to register their real identity information before playing online games. Pursuant to a notice issued by the relevant eight government authorities on July 1, 2011, online games (including online mobile games) operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the Ministry of Public Security, for verification as of October 1, 2011.

We are currently not required by PRC law to ask users for their real name and personal information when they register for a user account. We cannot assure you that PRC regulators would not require us to implement compulsory real-name registration in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet businesses and companies.” In addition, We require our mobile game developer to comply with the requirements under the PRC law, but we cannot assure you that such commercial partners will effectively implement the anti-fatigue rules, and any noncompliance on the part of such commercial partners may cause potential liabilities to us and in turn disrupt our operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Non-compliance on the part of third parties with which we conduct business could disrupt our business and adversely affect results of our operation”.

Online Music

On November 20, 2006, the MOC issued Several Suggestions of the MOC on the Development and Administration of Internet Music, or the Suggestions, which became effective on the same date. The Suggestions, among other things, reiterate the requirement for an internet service provider to obtain an Internet Culture Operation License to carry out any business relating to internet music products. In addition, foreign investors are prohibited from operating internet culture businesses. However, the laws and regulations on internet music products are still evolving, and there have not been any provisions clarifying whether music products will be regulated by the Suggestions or how such regulation would be carried out.

On August 18, 2009, the MOC promulgated the Notice on Strengthening and Improving the Content Review of Online Music, or the Online Music Notice. According to the Online Music Notice, only “internet culture operating entities” approved by the MOC may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music shall be reviewed by or filed with the MOC. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring.

Jiubang Digital holds a valid Internet Culture Operation License covering our provision of online music. If any music provided through our platform is found to lack necessary filings and/or approvals, we could be requested to cease providing such music or be subject to claims from third parties or penalties from the MOC or its local branches. Moreover, the unauthorized posting of online music on our platform by third parties may expose us to the risk of administrative penalties and intellectual property infringement lawsuits. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Our Industry—Non-compliance on the part of third parties with which we conduct business could disrupt our business and adversely affect results of our operation.”

In 2011, the MOC greatly intensified its regulation of the provision of online music products. According to the series of Notices on Clearing Online Music Products that are in Violation of Relevant Regulations promulgated by the MOC since January 7, 2011, entities that provide any the following will be subject to relevant penalties or sanctions imposed by the MOC: (a) online music products or relevant services without obtaining corresponding qualifications, (b) imported online music products that have not passed the content review of the MOC or (c) domestically developed online music products that have not been filed with the MOC. Thus far, we believe that we have eliminated from our platform any online music products that may fall into the scope of those prohibited online music products thereunder.

Online Internet News Dissemination

Pursuant to the Provisional Regulations for the Administration of Internet Websites Engaging in News Publication Services and the Provisions for the Administration of Internet News Information Services, each promulgated by the SCIO and the MIIT, which became effective as of November 7, 2000 and September 25, 2005, respectively, websites established by non-news organizations may publish news released by certain official news agencies but may not publish news generated by themselves or news sourced elsewhere. In order to disseminate news, such websites must satisfy the relevant requirements set forth in the applicable regulations and have acquired approval from the SCIO after securing permission from the news office of the provincial-level government. In addition, websites intending to publish news released by the aforementioned news agencies must enter into agreements with the respective organizations, and file copies of such agreements with the news office of the provincial-level government.

In order to comply with these laws and regulations, we have applied for the approval from the SCIO to publish news on 3G.cn or disseminate news through the mobile internet. We cannot assure you that we may be able to obtain one. If we cannot secure the approval from the SCIO, our operations on 3G.cn may be adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based and mobile-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.”

Online Transmission of Audio-Visual Programs

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the GAPPRFT on July 6, 2004 and put into effect on October 11, 2004, apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by GAPPRFT is required. Foreign invested enterprises are not allowed to carry out such business.

On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non- state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the MOC, the GAPPRFT, the CSRC and the MOFCOM, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the GAPPRFT and the MEET jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008. Providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the GAPPRFT, or complete certain registration procedures with the GAPPRFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the GAPPRFT. In a press conference jointly held by the GAPPRFT and the MIIT to answer questions relating to the Audio-Visual Program Provisions in February 2008, the GAPPRFT and the MIIT clarified that providers of internet audio-visual program services who engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to register their business and continue their operation of internet audio-visual program services so long as those providers did not violate the relevant laws and regulations in the past. On May 21, 2008, GAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. The notice also states that providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 31, 2009, GAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements. On March 17, 2010, the GAPPRFT issued the Internet Audio-Visual Program Services Categories (Provisional), or the Provisional Categories, which classified internet audio-visual program services into four categories.

Jiubang Digital holds a valid License for Online Transmission of Audio-Visual Programs, under which we can broadcast films, teleplays and cartoons.

Regulation of Short Message Services and Telecommunications Networks Code Number Resources

Under current PRC laws and regulations, a commercial operator of short message services, which are parts of the information services of the second category of value-added telecommunications services, must obtain a value-added telecommunications business operating license for short message services from the appropriate telecommunications authorities in order to carry on any commercial short message services operations in China through mobile network.

On April 15, 2004, the MIIT issued the Notice on Certain Issues Regarding Standardizing Short Message Services, specifying that only those information services providers which hold relevant licenses can provide short message services in the PRC. The Notice requires information services providers to examine the contents of short messages and record and keep for five months the time of sending and receiving the short messages, the mobile numbers or codes of the sending and receiving terminals of the short messages.

On January 29, 2003, the MIIT issued the Administrative Measures on Telecommunications Networks Code Number Resources, or the Code Number Measures to regulate code numbers, including those of mobile communications networks. The Code Number Measures require entities which provide short message services in multiple provinces to apply to the MIIT for inter-regional code number, and the other entities which provide short message services in one province to apply to the MIIT’s provincial branch for local code number. The Code Number Measures also set forth qualification, materials, and procedures for obtaining such code numbers.

In June 2006, the MIIT issued the Administrative Measures on Application, Distribution, Usage and Withdrawal of SMS Services Access Codes. This Administrative Measures require that the administration and usage of services in connection with SMS short codes to comply with the Code Number Measures and those SMS services providers to file with either the MIIT or its provincial branches according to the coverage of such business of those services providers.

We currently, through Jiubang Digital, Hengye Software and Zhiteng Computer, have obtained licenses for provision of information services via mobile networks. Further, Jiubang Digital, Hengye Software and Zhiteng Computer have all obtained code numbers for use in Guangdong province.

Regulation on Advertising Business

The SAIC is the primary governmental authority regulating advertising activities in China. Regulations that apply to advertising business primarily include:

•	Advertisement Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on October 27, 1994 and effective since February 1, 1995;

•	Administrative Regulations for Advertising, promulgated by the State Council on October 26, 1987 and effective since December 1, 1987; and

•	Implementation Rules for the Administrative Regulations for Advertising, promulgated by the State Council on January 9, 1988 and amended on December 3, 1998, December 1, 2000 and November 30, 2004, respectively.

According to the above regulations, companies that engage in advertising activities must each obtain, from the SAIC or its local branches, a business license which specifically includes operating an advertising business in its business scope. An enterprise engaging in advertising business within the specifications in its business scope does not need to apply for an advertising operation license, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity otherwise specified in the relevant laws or administrative regulations. Enterprises conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations.

PRC advertising laws and regulations set certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agencies, and advertising distributors are required to ensure that the content of the advertisements they prepare or distribute is true and in complete compliance with applicable laws. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. Where serious violations occur, the SAIC or its local branches may revoke such offenders’ licenses or permits for their advertising business operations.

Intellectual Property Rights Software Registration

Software Registration

The State Council and the NCA have promulgated various rules and regulations and rules relating to protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the SCB or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of December 31, 2013, we had registered copyrights to 59 software programs in China.

Patents

The National People’s Congress adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, or else the use will constitute an infringement of the rights of the patent holder.

As of December 31, 2013, we had obtained six patents granted from, and 47 patent applications are under review by, the State Intellectual Property Office.

Copyright Law

The Copyright Law of the People’s Republic of China, promulgated in 1990 and amended in 2001 and 2010, or the Copyright Law, and its related implementing regulations, promulgated in 1991 and amended in 2013 are the principal laws and regulations governing the copyright related matters. The amended Copyright Law covers internet activities, products disseminated over the internet and software products, among the subjects entitled to copyright protections. Registration of copyright is voluntary, and is administrated by the China Copyright Protection Center.

Under the Copyright Law and its implementation rules, anyone infringing upon the copyrights of others is subject to various civil liabilities, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the copyright owners for such owners’ actual and other losses resulting from such infringement. If the actual loss of the copyright owner is difficult to calculate, the income received by the offender as a result of the copyright infringement shall be deemed to be the actual loss; or if such income is in itself difficult to calculate, the relevant PRC court may decide the amount of the actual loss up to RMB500,000 for each infringement.

To address the problem of copyright infringement related to content posted or transmitted on the internet, the PRC National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. These measures, which became effective on May 30, 2005, apply to acts of automatically providing services such as uploading, storing, linking or searching works, audio or video products, or other contents through the internet based on the instructions of internet users who publish contents on the internet, or the Internet Content Providers, without editing, amending or selecting any stored or transmitted content. When imposing administrative penalties upon the act which infringes upon any users’ right of communication through information networks, the Measures for Imposing Copyright Administrative Penalties, promulgated in 2009, shall be applied.

Where a copyright holder finds that certain internet content infringes upon its copyright and sends a notice to the relevant internet information service operator, the relevant internet information service operator is required to (i) immediately take measures to remove the relevant contents, and (ii) retain all infringement notices for six months and to record the content, display time and IP addresses or the domain names related to the infringement for 60 days. After any content is removed by an internet information service operator according to the notice of a copyright holder, the content provider may deliver a counter-notice to both the internet information service operator and the copyright holder, stating that the removed content does not infringe upon the copyright of other parties. After the delivery of such counter-notice, the internet information service operator may immediately reinstate the removed contents and shall not bear administrative legal liability for such reinstatement.

An internet information service operator may be subject to cease-and-desist orders and other administrative penalties such as confiscation of illegal income and fines, if it is clearly aware of a copyright infringement through the internet or, although not aware of such infringement, it fails to take measures to remove relevant content upon receipt of the copyright owner’s notice of infringement and, as a result, damages public interests. Where there is no evidence to indicate that an internet information service operator is clearly aware of the existence of copyright infringement, or the internet information service operator has taken measures to remove relevant contents upon receipt of the copyright owner’s notice, the internet information service provider shall not bear the relevant administrative legal liabilities.

On May 18, 2006, the State Council issued the Regulations on Protection of the Right of Communication through Information Network, which took effect on July 1, 2006 and was amended on January 30, 2013. Under this regulation, an internet information service provider may be exempt from indemnification liabilities under the following circumstances:

•	any internet information service provider that provides automatic internet access service upon instructions from its users or provides automatic transmission service for works, performances and audio-visual products provided by its users are not required to assume indemnification liabilities if (a) it has not chosen or altered the transmitted works, performance and audio-visual products and (b) it provides such works, performances and audio-visual products to the designated users and prevents any person other than such designated users from obtaining access.

•	any internet information service provider that, for the sake of improving network transmission efficiency, automatically stores and provides to its own users the relevant works, performances and audio-visual products obtained from any other internet information service providers, are not required to assume the indemnification liabilities if (a) it has not altered any of the works, performance or audio-visual products that are automatically stored; (b) it has not affected such original internet information service provider in holding the information about where the users obtain the relevant works, performance and audio-visual products; and (c) when the original internet information service provider revises, deletes or shields the works, performances and audio-visual products, it will automatically revise, delete or shield the same.

•	any internet information service provider that provides its users with information memory space for such users to provide the works, performances and audio-visual products to the general public via an informational network are not required to assume the indemnification liabilities if (a) it clearly indicates that the information memory space is provided to the users and publicizes its own name, contact person and web address; (b) it has not altered the works, performance and audio-visual products that are provided by the users; (c) it is not aware of or has no reason to know that the works, performances and audio-visual products provided by the users infringe upon the copyrights of others; (d) it has not directly derived any economic benefit from the providing of the works, performances and audio-visual products by its users; and (e) after receiving a notice from the copyright holder, it promptly deletes the allegedly infringing works, performances and audio-visual products pursuant to the relevant regulation.

Since 2005, the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns specifically aimed to crack down on internet copyright infringement and piracy in China; these campaigns normally last for three to four months every year. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the Ministry of Public Security and the MIIT on July 19, 2010, the 2010 campaign mainly targeted internet audio and video programs, literature websites, online games, animation, software and art works related to Shanghai World Expo and Guangzhou Asian Games. During the 2010 campaign, starting from late July to the end of October 2010, the local branches of NCA focused on popular movies and TV series, newly published books, online games and animation, music and software and various illegal activities, including, for example, illegal uploading or transmission of a thirty party’s works without proper license or permission, sales of pirated audio-video and software through e-commerce platforms, providing search links, information storage, web hosting or internet access services for third parties engaging in copyright infringement or piracy of copyrighted works and the infringement by use of mobile media. In serious cases, the operating permits of the websites engaging illegal activities were revoked, and such websites were ordered to shut down.

We have adopted measures to mitigate copyright infringement risks, including, for instance, establishing a routine reporting and registration system updated on a monthly basis.

Domain Name

In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which were amended on May 29, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. As of December 31, 2013, we had registered 11 domain names that are material to our business, including “www.3g.cn”, “www.3G.net.cn” and “www.jiubang.com”.

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993 and 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. As of December 31, 2013, we had registered 50 trademarks and service marks and had filed 27 trademark applications in China.

Internet Infringement

On December 26, 2009, the Standing Committee of National People’s Congress promulgated the Tort Law of the People’s Republic of China, or the Tort Law, which became effective on July 1, 2010. Under the Tort Law, an internet user or an internet service provider that infringes upon the civil rights or interests of others through using the internet assumes tort liability. If an internet user infringes upon the civil rights or interests of another through using the internet, the person being infringed upon has the right to notify and request the internet service provider whose internet services are facilitating the infringement to take necessary measures including the deletion, blocking or disconnection of an internet link. If, after being notified, the internet service provider fails to take necessary measures in a timely manner to end the infringement, it will be jointly and severally liable for any additional harm caused by its failure to act. According to the Tort Law, civil rights and interests include the personal rights and rights of property, such as the right to life, right to health, right to name, right to reputation, right to honor, right of portraiture, right of privacy, right of marital autonomy, right of guardianship, right to ownership, right to usufruct, right to security interests, copyright, patent right, exclusive right to use trademarks, right to discovery, right to equity interests and right of heritage, among others.

Regulation of Internet Content

The PRC government has promulgated measures relating to internet content through a number of governmental agencies, including the MIIT, the MOC and the GAPPRFT. These measures specifically prohibit internet activities, such as the operation of online games, that result in the publication of any content which is found to contain, among others, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC, or compromise state security or secrets. If an ICP license holder violates these measures, its ICP license may be revoked and its websites may be shut down by the relevant government agencies.

Information Security and Censorship

Internet content in China is regulated and restricted from a state security standpoint. Internet companies in China are required to complete security filing procedures and regularly update information security and censorship systems for their websites with local public security bureau. The PRC Law on Preservation of State Secrets, which became effective on October 1, 2010 requires an internet information services providers to discontinue disseminating any information that may be deemed to be leaked state secrets and to report such incidents in a timely manner to the state security and public security authorities. Failure to do so in a timely and adequate manner may subject the internet information services providers to liability and certain penalties given by the Ministry of State Security, the Ministry of Public Security and/or the MIIT or their respective local branches.

On December 13, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or the Internet Protection Measures, which took effect on March 1, 2006. The Internet Protection Measures require all internet information services operators to take proper measures including anti-virus, data back-up and other related measures, and keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.

The National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, that may subject persons to criminal liabilities in China for any attempt to: (a) gain improper entry to a computer or system of strategic importance; (b) disseminate politically disruptive information; (c) leak state secrets; (d) spread false commercial information or (e) infringe upon intellectual property rights.

In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with Internationally Connections, which prohibit using the internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

To comply with the above laws and regulations, we have established an internet information security department to implement measures on information filtering. For example, we have adopted monitor system, and installed on our platform various alerts on sensitive words or abnormal activities of users. We also have a dedicated team that maintains constant surveillance on the information posted on our platform, with different categories for monitoring purposes, according to subject and content. We have also established and follow a strict review process and storage system of relevant records which, in combination with various information security measures, have effectively prevented the public dissemination of statutory prohibited information through our websites in the past. We intend to continue to further update our measurements and system and work closely with relevant authorities to avoid any violation of relevant laws and regulations in the future.

Privacy Protection

PRC laws and regulations do not prohibit internet content providers from collecting and analyzing their users’ personal information if appropriate authorizations are obtained and if in a way that is legal, reasonable and necessary. We require our users to accept a user agreement whereby they agree to provide certain personal information to us. PRC laws and regulations prohibit internet content providers from disclosing any information transmitted by users through their networks to any third parties without their authorization unless otherwise permitted by law. If an internet content provider violates these regulations, the MIIT or its local bureaus may impose penalties and the internet content provider may be liable for damages caused to its users.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign Currency Exchange. The core regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as amended in August 2008, or the FEA Regulations. Under the FEA Regulations, the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade- and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

On August 29, 2008, SAFE promulgated Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested enterprise by restricting the ways in which the converted Renminbi may be used. Circular 142 stipulates that the registered capital of a foreign-invested enterprise that has been settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and cannot be used for equity investments within the PRC. Meanwhile, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’ s approval, and may not in any case be repayment of Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 may lead to severe penalties including heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from our initial public offering to our other PRC subsidiaries through Jiubang Computer and Beijing XMedia Science and Technology Co., Ltd., or Beijing XMedia, our wholly owned subsidiaries in China, and thus may adversely affect our business expansion in China. We may not be able to convert the net proceeds into Renminbi to invest in or acquire any other PRC companies, or establish other VIEs in the PRC.

Dividend Distribution. The Foreign Investment Enterprise Law, promulgated in 1986 and amended in 2000, and the Administrative Rules under the Foreign Investment Enterprise Law, promulgated in 2001, are the key regulations governing distribution of dividends of foreign-invested enterprises.

Under these regulations, a wholly foreign-invested enterprise in China, or a WFOE, may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a WFOE is required to allocate at least 10% of its accumulated profits each year, if any, to statutory reserve funds unless its reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. The proportional ratio for withdrawal of rewards and welfare funds for employees shall be determined at the discretion of the WFOE. Profits of a WFOE shall not be distributed before the losses thereof before the previous accounting years have been made up. Any undistributed profit for the previous accounting years may be distributed together with the distributable profit for the current accounting year.

Circular 75. The SAFE issued Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular No. 75, on October 21, 2005, which became effective on November 1, 2005. Under Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Circular 75 applies retroactively. PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past were required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Circular 75 may lead to restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with the SAFE in relation to their investments in us.

We have completed the foreign exchange registration of PRC resident shareholders of Mr. Yuqiang Deng and Mr. Xiangdong Zhang for our financings that were completed before the end of 2010 and the subsequent transfer of their shares to their respective personal holding companies. We have also applied for foreign exchange registration of Mr. Yingming Chang, a PRC resident, for the shares he holds in our company, and are in the process of updating the foreign exchange registration of Mr. Yuqiang Deng and Mr. Xiangdong Zhang.

Stock Option Rules. The Administration Measures on Individual Foreign Exchange Control were promulgated by the PBOC on December 25, 2006, and their Implementation Rules, issued by the SAFE on January 5, 2007, became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee stock ownership plans and stock option plans participated in by onshore individuals, among others, require approval from the SAFE or its authorized branch. Furthermore, the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, were promulgated by SAFE on February 15, 2012, that replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plans or Stock Option Plans of Overseas Publicly-Listed Companies issued by SAFE on March 28, 2007. Pursuant to the Stock Option Rules, PRC residents who are granted shares or stock options by companies listed on overseas stock exchanges based on the stock incentive plans are required to register with SAFE or its local branches, and PRC residents participating in the stock incentive plans of overseas listed companies shall retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly-listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plans on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, purchase and sale of corresponding stocks or interests, and fund transfer. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agents or the overseas entrusted institution or other material changes. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall file each quarter the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches.

We and our PRC citizen employees who have been granted share options, or PRC optionees, are subject to the Stock Option Rules. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Option Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulation on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable Enterprise Income Tax Law, or the EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial) or SAT Bulletin No. 45, both issued by the SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular 82 are met:

•	the primary location of the day-to-day operational management is in the PRC;

•	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

•	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

•	50% or more of voting board members or senior executives habitually reside in the PRC.

In addition, Bulletin No. 45 provides clarification on the resident status determination, post-determination administration, and competent tax authorities. It also specifies that when provided with a copy of PRC resident determination certificate from a resident Chinese-controlled offshore-incorporated enterprise, the payer should not withhold 10% income tax when paying certain PRC-sourced income such as dividends, interest and royalties to the Chinese-controlled offshore-incorporated enterprise.

Although we do not believe that our company should be treated as a PRC resident enterprise for PRC tax purposes, substantial uncertainty exists as to whether we will be deemed to be such by the relevant authorities. In the event that we are considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income.

In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, and the implementation rules refer to “qualified resident enterprises” as enterprises with “direct equity interest”, it is unclear whether dividends we receive from our PRC subsidiaries are eligible for exemption.

In accordance with the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5%, or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the PRC competent tax authority of the PRC resident enterprise this Indirect Transfer within 30 days from the date when the equity transfer agreement was made. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective on January 1, 2008. There is uncertainty as to the application of Circular 698. Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors in such transactions may become at risk of being taxed under Circular 698 and we may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.”

PRC Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to the approval of relevant tax authorities. In addition, certain businesses, such as mobile game and online reading, are subject to 3% business tax and surcharges pursuant to applicable PRC tax regulations.

Value Added Tax

On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax (“VAT”) reform program (“Pilot Program”), applicable to businesses in selected industries. Businesses in the Pilot Program would pay VAT instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” (“Pilot Industries”) in Shanghai and would be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit. The Pilot Industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services”, are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012. In Beijing and Guangdong province, we will pay the pilot VAT instead of business taxes for our advertising activities, and for any other parts of our business that are deemed by the local tax authorities to belong to Pilot Industries.

On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services.

Cultural Development Fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to the business tax.

Dividends Withholding Tax

Under the old EIT Law that was effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by Jiubang Computer or Beijing XMedia, our PRC subsidiaries, were exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in the PRC. Pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10%.

As uncertainties remain regarding the interpretation and implementation of the EIT Law and its implementation rules, we cannot assure you that, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would not be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Labor Laws and Social Insurance

The principle laws that govern employment include:

•	Labor Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995 and amended on August 27, 2009; and

•	Labor Contract Law of the People’s Republic of China, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007 and effective since January 1, 2008 and amended on December 28, 2012.

According to the Labor Law and Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly comply with state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

In addition, employers in China are required to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

We have caused all of our full-time employees to enter into written labor contracts with us and have provided and currently provide our employees with the proper welfare and employment benefits.

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009. The New M&A Rules require offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the Chinese Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

The application of the M&A Rules remains unclear. Based on the understanding on the current PRC laws, rules and regulations and the M&A Rules of our PRC Legal Counsel, Jun He Law Offices, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on NASDAQ because the company does not constitute a special purpose vehicle as defined by the M&A Rules which is required to obtain approval from the CSRC for overseas listings. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

Considering the uncertainties that exist with respect to the issuance of new laws, regulations or interpretation and implementing rules, the opinion of Jun He Law Offices, summarized above, is subject to change. If the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

C. Organizational Structure

The following diagram illustrates our corporate structure and principal subsidiaries and variable interest entities as of the date of this annual report:

(1)	Jiubang Digital is one of our variable interest entities. Mr. Yuqiang Deng and Mr. Xiangdong Zhang, our co-founders, and Sanju Advertising, one of our variable interest entities, each owns 16%, 4% and 80% of Jiubang Digital’s equity interests, respectively.
(2)	Sanju Advertising is one of our variable interest entities. Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang each owns 70%, 20% and 10% of Sanju Advertising’s equity interests, respectively.
(3)	Hengye Software is one of our variable interest entities. Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang each owns 70%, 10% and 20% of Hengye Software’s equity interests, respectively.
(4)	Zhiteng Computer is one of variable interest entities. Mr. Yuqiang Deng and Mr. Xiangdong Zhang each owns 80% and 20% of Zhiteng Computer’s equity interests, respectively.

D. Property, Plants and Equipment

Our principal executive offices are located on leased premises comprising approximately 6,600 square meters in Guangzhou, China. This facility currently accommodates our management headquarters, principal development, engineering, editorial departments, finance, human resources and administrative activities. The leases for this Guangzhou facility expire in 2017. We also have a branch office in San Francisco, focusing on handling advertising and sales for the overseas market, a branch office in Beijing, focusing on selling and marketing, and a branch office in Shanghai that handles advertising and sales matters. We lease these premises in Beijing and Shanghai under lease agreements from independent third parties, and we plan to renew these leases from time to time as needed.

Our servers are hosted in leased internet data centers in different geographic regions in China. These data centers are owned and maintained by domestic internet data center providers. We typically enter into leasing and hosting service agreements with these internet data center providers that are renewed periodically. We believe that our existing facilities are sufficient for our current needs and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans.

We believe that our existing facilities are sufficient for our current needs and we will obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

We generate our revenues through paid apps and premium themes, in-app purchase for advanced functionalities, advertising in various forms as well as users’ purchases of literary content. Our total revenues increased from RMB96.6 million in 2011 to RMB185.2 million in 2012, further increased to RMB328.8 million (US$54.3 million) in 2013. We achieved profitability since 2012 and our net income was RMB15.2 million and RMB91.8 million (US$15.2 million) in 2012 and 2013, respectively.

Discussion of Selected Statements of Operations Items

Revenues

In the years ended December 31, 2011, 2012 and 2013, we derived our revenues from mobile application products and services, mobile reading services, mobile portal marketing services, and certain other services. The following table sets forth the principal components of our total revenues by amount and as a percentage of our total revenues for the periods presented.

	For the Year Ended December 31
	2011		2012		2013
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
Total revenues:
Mobile application products and services	3,896,544	4.0	34,056,890	18.4	153,363,875	25,333,907	46.6
Mobile reading services	33,547,733	34.7	72,766,802	39.3	99,791,329	16,484,353	30.3
Mobile portal marketing services	47,526,527	49.2	57,506,160	31.0	52,211,716	8,624,761	15.9
Other revenues	11,623,734	12.1	20,888,829	11.3	23,476,398	3,878,025	7.2

Total	96,594,538	100.0	185,218,681	100.0	328,843,318	54,321,046	100.0

Our revenues from mobile application products and services increased from RMB3.9 million in 2011 to RMB34.1 million in 2012, and further increased to RMB153.4 million (US$25.3 million) in 2013. Revenues from our mobile reading services increased from RMB33.5 million in 2011 to RMB72.8 million in 2012 and further to RMB99.8 million (US$16.5 million) in 2013. Revenues from our mobile portal marketing services grew from RMB47.5 million in 2011 to RMB57.5 million in 2012 and decreased to RMB52.2 million (US$8.6 million) in 2013.

Our revenues in mobile application products and services began to increase in 2012 after we rolled out most of our GO series products in 2012 and such products continued to gain global popularity throughout the year. On the other hand, our mobile reading services and mobile portal marketing services continue to contribute a significant portion of our revenues. Although our mobile reading services continue to grow, the growth of revenues from our mobile reading services is not as fast as that of our revenues from mobile application products and services. We expect that our revenues from mobile application products and services will continue to grow at a faster pace than revenues from our mobile reading services and mobile portal marketing services in the near future.

Mobile application products and services

Revenues from our mobile application products and services accounted for 4.0%, 18.4% and 46.6% of our total revenues in 2011, 2012 and 2013, respectively. Mobile application products and services revenues mainly include revenues generated from (i) users’ purchase of premium themes and advanced functionalities for our free GO series products and Next Launcher, our paid product, and (ii) advertisements displayed on our GO series products. We provide advertising services both directly to advertisers and through third-party advertising networks. We sell mobile application products through application stores such as Google Play.

We believe that the most significant factors affecting revenues from mobile application products and services include:

•	Mobile internet penetration rate. The fast growth of the mobile internet industry is a very recent phenomenon. The success of our mobile application products and services rely upon the popularity and penetration rate of mobile internet in different parts of the world.

•	Popularity of the Android system. We currently sell our mobile application products and services around the Android operating system. We may be affected by any significant downturn in the overall demand for or use of Android smartphones or any decline in the popularity of Android as an operating system, to the extent that our mobile application products and services continue to be operated on Android smartphones.

•	Number of free and paid downloads. A larger number of paid downloads are associated with more downloads of premium themes and advanced functionalities for our free GO series products and Next Launcher, our paid product. A larger number of free downloads may generate more paid downloads for premium themes and advanced functionalities for our free GO series products. It also attracts more monthly active users, which may in turn drive marketing revenues from advertisements displayed on our GO series products.

•	Mobile internet marketing revenues. Mobile internet marketing is a relatively new advertising model. The effectiveness of mobile internet as a marketing tool, measured in various ways such as click-through rates, may heavily influence advertisers’ attitude toward marketing on our GO platform. We generate revenues for advertisements displayed on our GO series products with advertising networks. We are also in the process of developing our own mobile internet marketing network and, after its completion, we may be able to retain a larger portion of these revenues and may be able to generate additional revenue streams by delivering advertisements to third-party mobile applications on behalf of our own advertising clients.

•	New products and revenue model. Our business and revenue model relating to GO series products and GO platform is still new and evolving. We have been experimenting with various revenue models with varying degrees of success. We intend to develop additional new products and services and experiment with new revenue models to fully explore our business potential.

We started to offer direct advertising services, i.e., helping advertisers sourced directly by us distribute and promote their products on our GO platform, in the first quarter of 2012. Marketing revenues from direct advertising services have experienced a rapid increase because the number of user actions that generate revenues for us, such as clicks, downloads, installations or activations, and are attributable to the advertisements published on our GO series products continued to increase due to (i) increases in number of our direct advertisers and advertising space offered to direct advertisers in our GO series products, (ii) improvement in our ability to more effectively distribute relevant advertisements to our users and (iii) increases in our monthly active users. The increases in monthly active users in our GO series products are in turn driven by increased total downloads of our GO series products. Certain of our GO series products available for paid downloads are free of advertisements, and thus do not contribute to advertising sales.

We also offer advertising services on our GO platform through advertising networks or third party advertising agencies. Starting in the second quarter of 2012, users can download our premium themes and advanced functionalities for GO series products using their Go Gold, previously named as GetJar Gold, a virtual currency of GetJar, an advertising network which we acquired in February, 2014. Prior to the acquisition, we received fees from GetJar, which generates advertising revenues from its advertising customers. In addition, we have established business relationship with Google AdMob previously. We entered into broader advertising arrangements with Google AdMob in 2013 and allowed advertisements from Google to be delivered to and displayed on our GO series products automatically. We generate revenues based on the number of clicks or actions attributable to these advertisements. Marketing revenues from the advertising networks have experienced a rapid increase because the number of user actions that generate revenues for us and are attributable to the advertisements published on our GO series products continued to increase primarily due to (i) increase in advertising space offered to third-party advertising networks in our GO series products and (ii) increases in our monthly active users.

Revenues from paid downloads were mainly from downloads of premium themes or advanced functionalities for our GO series products and, to a lesser extent, from downloads of our paid product, Next Launcher. Premium themes downloaded include those developed by ourselves and by third parties using our publicly available development kit. A small portion of the third-party premium theme developers have arrangements with us under which we sell their themes under our name through Google Play. We receive payments from Google Play and these third party developers receive a fixed percentage of the sales prices from us. Other third-party premium theme developers market and sell their themes by themselves under their own names and we receive no payment from these sales. However, these premium themes considerably contribute to the popularity of our GO series products. Our revenues from paid downloads were affected by changes in our product mix and were also significantly correlated to the number of paid downloads, which in turn were mainly driven by the number of our offerings of paid products, premium themes and advanced functionalities and our success in promoting these offerings.

Mobile reading services

Revenues from our mobile reading services accounted for 34.7%, 39.3% and 30.3% of our total revenues in 2011, 2012 and 2013, respectively. We derive revenues by providing content to third parties, such as uploading our literary content to third-party operated mobile reading platforms that charge their users for access to our content. Under revenue-sharing arrangements with such third parties, we receive an agreed percentage of the fees generated by the content we provide. Our mobile reading services revenues also include revenues generated from readers’ purchases of online literary content from our own reading channel on 3G.cn and GGBook. Such content can be subscribed for by chapter, by book or by month—providing access to a certain number of literary works for a month for a set fee.

We believe that the most significant factors affecting revenues from our mobile reading services include:

•	Distribution channels and revenue-sharing. A majority of our revenues from our mobile reading services are derived from reading platforms operated by third parties. We have entered into revenue-sharing arrangements with major mobile network carriers in China that run their own mobile reading databases, as well as with other mobile reading services providers such as major internet search companies and portals. Pursuant to these arrangements, we provide our original content to other mobile reading services providers in exchange for a portion of the reader fees they charge for our literary content. Our ability to distribute our literary content through more third-party mobile reading services providers, the growth in the number of paying users on these third-party service providers’ mobile reading platforms and our ability to negotiate more favorable revenue-sharing arrangements can significantly affect revenues from our mobile reading services.

•	Service mix and pricing. Users pay for our contents, by month, by book or by chapter, depending on what choices of subscription packages are available to them. Each of the mobile network carriers, third-party mobile reading services providers and ourselves offers multiple subscriptions packages with different levels of subscription fees for different amount of literary content. The mix of the subscription service package offerings—the number, type and price of our literary works that are included in a subscription package can vary greatly—and their acceptance by users can affect our revenues. We have no control over the subscription service packages offered by mobile network carriers and other third parties.

Mobile portal marketing services

Revenues from our mobile portal marketing services accounted for 49.2%, 31.0% and 15.9% of our total revenues in 2011, 2012 and 2013, respectively. Our mobile portal marketing services revenues primarily consist of advertising on 3G.cn in different formats and over different periods of time. We either charge advertisers a fixed fee for advertisements of certain sizes and formats in fixed locations over a period of time, or charge advertisers per action, such as when each time a user clicks on an advertisement, downloads, installs or activates an item being advertised.

We believe that the most significant factors affecting revenues from mobile portal marketing services include:

•	Number of advertisers. We attract advertisers by offering innovative mobile internet advertising solutions to fit the different needs of our advertisers. In addition, we have continually worked to enrich the content offerings on 3G.cn in order to increase its popularity, making it increasingly more attractive to advertisers.

•	Average revenue per advertiser. Average revenue per advertiser is primarily affected by market acceptance of mobile internet advertising and the allocation of advertising budgets by our advertisers to 3G.cn. As the mobile internet industry is relatively new, the effectiveness of mobile advertising is less proven than the results for other forms of more traditional advertising. Our average revenue per advertiser may increase as advertisers allocate more advertising budgets to us.

Other revenues

Other revenues are primarily derived from the promotion of third-party provided mobile applications or value-added services, such as paid content, access to games or music files and picture download; we facilitate such promotion by placing such mobile applications or value-added services on third-party mobile channels. We receive a share of the revenues when such mobile applications or value-added services are purchased by users on the different online channels in which we help place them.

Cost of Revenues

Cost of revenues consists primarily of (i) content acquisition cost; (ii) personnel costs; (iii) processing fees paid to mobile application stores; (iv) distribution fees; (v) custody and bandwidth costs, and (vi) office rental fees. We expect that our cost of revenues will increase in absolute amount as we further grow our user base and expand our products and services.

Content acquisition cost. Content acquisition cost mainly includes copyright fees paid to authors and publishers for the right to publish literary products on our mobile reading base and acquisition cost for content displayed in our websites and certain themes developed by third parties for our GO launcher products. The copyright fees are initially recorded as intangible assets and amortized, on a straight-line basis, over the estimated useful life of the applicable literary products. Our content acquisition cost increased from 2011 to 2012 and 2013, and is expected to continue to increase as we continue to expand our mobile reading services.

Personnel costs. Personnel costs include salaries, other forms of compensation, including share-based compensation, and insurance for our employees of those departments directly involved in providing our services and the sale of mobile application products and related services. Our personnel costs increased from 2011 to 2012 and 2013, primarily because the expansion in our business required the hiring of additional personnel to run our daily operations and additional compensation to incentivize existing employees. We expect personnel costs to increase as we hire additional employees in line with the expansion of our business.

Processing fees paid to mobile application stores. Processing fees paid to mobile application stores include fees paid to stores such as Google Play, through which we sell our GO series products. Our processing fees paid to mobile application stores increased from 2011 to 2012 and 2013, which is consistent with our growth in revenue from GO series products. We expect processing fees paid to mobile application stores to increase as we continue to grow our GO series products and services.

Distribution fees. Distribution fees mainly include the amount paid to third parties that direct users to access our products or services, which may fluctuate from period to period.

Custody and bandwidth fees. Custody and bandwidth fees are paid to third parties for the hosting and maintenance of our servers and the purchase of bandwidth. Our custody and bandwidth fees increased from 2011 to 2012 primarily due to the increase in the number of servers and bandwidth in 2012 to serve our expanded user base. Our custody and bandwidth fees were relatively stable between 2012 and 2013.

Office rental fees. Office rental fees refer to lease payments we make to the landlords of our various office spaces in China and overseas for those departments directly involved in providing our services and the sale of mobile application products. Our office rental fees increased from 2011 to 2012 and 2013, primarily due to the fact that we leased additional office space to house our additional personnel in response to our expanded business operations. We expect office rental fees to increase as our business operations continue to expand in the future.

Operating Expenses

Our operating expenses consist of (i) research and development expenses, (ii) selling and marketing expenses and (iii) general and administrative expenses. The following table sets forth the components of our operating expenses for the periods indicated, both in absolute amounts and as percentages of our total revenues.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	% of total revenue	RMB	% of total revenue	RMB	US$	% of total revenue
	(in thousands, except for percentage)
Operating expenses:
Research and development expenses	30,190	31.3	34,041	18.4	46,641	7,705	14.2
Selling and marking expenses	35,305	36.5	45,914	24.8	47,294	7,812	14.4
General and administrative expenses	23,225	24.0	25,615	13.8	51,246	8,465	15.6

Total operating expenses	88,720	91.8	105,570	57.0	145,181	23,982	44.2

Research and development expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation, for research and development personnel, depreciation of office premise and servers utilized by the research and development personnel, as well as other expenses we have incurred in researching and developing our GO platform, GO series products, 3G.cn and mobile reading services. Research and development expenses increased from 2011 to 2012 and 2013, due to the need for higher levels of compensation for our research and development personnel, additional numbers of research and development personnel to meet the needs of the rapid growth of our business as well as higher rental costs associated with our expanding research and development department. We expect our research and development expenses may increase as we expand our research and development team to develop new products and services for our GO platform, improve technology for data analysis to further enhance user experience and develop enhanced features for our existing products and services to attract more users.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries and benefits, including share-based compensation, commissions for our selling and marketing personnel, and also general advertising and promotion expenses. Our selling and marketing expenses increased from 2011 to 2012 and 2013, primarily reflecting increased commissions for our selling and marketing personnel as our advertising revenues increased and an increased number of selling and marketing personnel to serve and maintain close relations with an increasing number of advertisers or advertising agencies. We expect that our selling and marketing expenses may increase as we intend to raise commission levels for our selling and marketing personnel due to increased advertising demand and the hiring of additional selling and marketing personnel.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits, including share-based compensation, for our general and administrative personnel, professional service fees, legal expenses and other administrative expenses. Our general and administrative expenses increased from 2011 to 2012 and 2013, primarily due to the hiring of additional management and administrative staff and higher rental costs associated with larger office space to accommodate our expanded general and administrative staff. We expect our general and administrative expenses may increase as our business grows and as we incur increased costs related to complying with our reporting obligations under the U.S. securities laws as a public company.

Share-based compensation expenses

The amount of share-based compensation costs for the years ended December 31, 2011, 2012 and 2013 is allocated as follows:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Cost of revenues	74,458	76,111	639,246	105,596
Research and development expenses	111,716	164,374	1,944,824	321,262
Selling and marketing expenses	52,355	124,850	728,459	120,333
General and administrative expenses	53,365	60,748	14,510,015	2,396,884

Total	291,894	426,083	17,822,544	2,944,075

We grant stock-based award such as share options to eligible employees, officers and directors. Awards granted to employees, officers, and directors are initially accounted for as equity-classified awards, which are measured at the grant date fair value of the awards and are recognized using the straight-line method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. In the future, we expect our share-based compensation expenses to increase in the absolute amount as our business continues to expand and as we continue to recruit qualified personnel to enhance our compliance capability to meet our reporting obligations under the U.S. securities laws as a public company. We have granted options to management members that are exercisable after the completion of our initial public offering. Share-based compensation expenses for these options were recognized in the period in which our initial public offering occurred.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

British Virgin Islands

Sungy Mobile Limited, before completing its transfer by way of continuation to the Cayman Islands, was a BVI business company subject to the provisions of the BVI Business Companies Act, 2004. When Sungy Mobile Limited was a BVI business company, it was exempt from all provisions of the Income Tax Act of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by us to persons who are not persons resident in the BVI).

Capital gains realized with respect to any shares, debt obligations or other securities of a company by persons who are not persons resident in the BVI are also exempt from all provisions of the Income Tax Act of the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligations or any of our other types of securities, save for interest payable to or for the benefit of an individual resident in the European Union.

Hong Kong

No Hong Kong profits tax has been provided as we have no assessable profit arising in Hong Kong.

PRC

Current taxation primarily represented the provision for a state and local corporate income tax, or EIT, for subsidiaries and variable interest entities, or VIEs, operating in the PRC. Under the EIT Law, which became effective on January 1, 2008, all our PRC entities are subject to EIT at a rate of 25%, with the exception of any preferential treatments they may receive, such as the recognition that Jiubang Digital received as a “high and new technology enterprise”, which enabled it to enjoy a 15% preferential tax rate in place of the statutory 25% enterprise income tax until December 31, 2013.

According to a policy promulgated by the state tax bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year, or Super Deduction. Jiubang Digital has claimed such Super Deduction in ascertaining its tax assessable profits from 2009 to 2012.

In addition, according to the EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax, or WHT, at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement). The 10% WHT is applicable to any dividends to be distributed from any of our subsidiaries to our company out of any profits such subsidiaries derived after January 1, 2008.

Our revenues from mobile reading services, mobile application products and services and other services are subject to business taxes at a rate of 3%-5% and related surcharges at a rate of 12% of business taxes in aggregate. Our revenues from mobile portal marketing service are subject to value added taxes at a rate of 6% and related surcharges at a rate of 12% of value added taxes in aggregate. In addition, certain mobile portal marketing revenues are subject to cultural development fees at a rate of 3%.

For more information on PRC tax regulations, see “Item 4. Information on the Company — B. Business Overview — PRC Regulation —Regulation on Tax.”

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, which requires us to make judgments, estimates and assumptions that affect (1) the reported amounts of our assets and liabilities; (2) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (3) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Consolidation

Foreign ownership of mobile internet related businesses is subject to significant restrictions under current PRC laws and regulations. Our PRC subsidiaries are foreign owned business entities under the PRC law and accordingly are prohibited from providing mobile internet related business in the PRC, including having ownership of entities engaged in providing such services.

We conduct majority of our business activities through the variable interest entities (“VIEs”). We have entered into a series of contractual arrangements with VIEs and their equity holders, including loan agreements, master exclusive service agreements, business cooperation agreements, exclusive call option agreements, proxy agreements and power of attorney, spousal consent letters and equity pledge agreements.

We have a controlling financial interest in the VIEs because we have (i) the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIEs that could potentially be significant to the VIEs. Accordingly, the financial statements for the VIEs are consolidated in our consolidated financial statements. All of the equity (net assets) or deficits (net liabilities) and net income (loss) of the VIEs are attributed to us.

Under the terms of the VIE Agreements, we have (i) the right to receive economic benefits that could potentially be significant to the VIEs in the form of service fees under the master exclusive service agreements when such services are provided; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIEs; (iii) the right to receive the residual benefits of the VIEs through its exclusive purchase option to acquire 100% of the equity interests in the VIEs, to the extent permitted under PRC law. Accordingly, the financial statements of the VIEs are consolidated in our consolidated financial statements.

We believe, based on the legal opinion of our PRC counsel, Jun He Law Offices, the contractual arrangements are legally binding and enforceable, and do not violate current PRC laws and regulations. However, if such contracts are held to be unenforceable, or if there are changes in PRC laws and regulations that affect our ability to effectively control the VIEs, we may be precluded from consolidating these companies in the future.

Revenue recognition

Mobile Application Products and Services Revenue

We develop and sell mobile application products, including Go Series applications and themes and widgets that can be used in the application through online application stores such as Google Play. Mobile phone users can access those stores and download the mobile application products by making payment through the payment agents authorized by the relative stores.

For the sale of mobile application products, when no post contract customer support (“PCS”) is provided, revenues are recognized upon the delivery of the mobile application products and the other revenue recognition criteria are met at time of delivery. When free upgrades are provided on a when-and-if-available basis, which is considered as PCS, we were not able to establish vendor-specific objective evidence (“VSOE”) for the fair value of the PCS for the year ended December 31, 2012, and therefore revenues from the sales of mobile application was recognized ratably over the estimated life of the application.

In June 2013, our management having the relevant authority established the selling price or VSOE of the PCS. The sales term of the mobile application product was modified by explicitly stating separate sales prices for the mobile application and the one-year free upgrades, as well as the annual renewal rate for upgrades after the one year period. We believe the annual renewal rate for the upgrades is substantive because the renewal rate is within our normal pricing practice and the expected life of mobile application product is more than two years.

The separate sales prices for the mobile application with the one-year free upgrades, and the annual renewal rate were introduced to the marketplace within 30 days after they were established by our management having the relevant authority and did not change from the prices established by management having the relevant authority.

Therefore, for year ended December 31, 2013, the residual method was applied for the sale of the mobile application product since we do not sell mobile application products without PCS. That is, upon the sale of the mobile application, the consideration attributable to the fair value of the PCS is initially deferred and recognized as revenue on a straight-line basis over the one year service period with the remaining or residual consideration recognized as revenue.

We recognize revenue from sales of mobile application products through online application stores, mainly Google Play, on a gross basis, as we are the primary obligator under the arrangement and have latitude in establishing prices.

We also offer advertising service on our mobile application products. Our revenue recognition policy for the provision of advertising services on our mobile application products is the same as the revenue recognition policy for the provision of advertising services on our portal website.

The majority of our revenues for mobile application products and services are derived from countries outside of China.

Mobile Reading Revenue

Service provided directly to users

We generate revenue from the sale of online premium literature contents to the users. The users purchase the content by chapter or by book and cannot cancel the purchase once made.

The content sold to users usually has no expiry period unless otherwise stated. The revenue from the sale of online content or other community tools (such as votes and gifts for an author) is recognized at the time of sale as we do not have any further obligation after providing the content to the user upon sale and all other criteria for revenue recognition are met.

Service provided to users through third parties

We also derive revenues by providing our literature contents to third parties, primarily mobile operators. We upload the literature content to wireless platforms of the mobile operators and the royalty right resides with us. The mobile operators charge a fee from its wireless users when they access our literature contents through the mobile operator’s wireless platform via their mobile devices (such as mobile handsets). Such fee is charged either on a monthly subscription basis under which users can access the variety of contents offered on the mobile operators’ platform or per usage basis based on the number of books or chapters of our literature content accessed by the users. We receive an agreed percentage of the fee from the mobile operators.

For the per usage basis arrangement, we have access to the information on the content accessed by the wireless users from a platform operated by the mobile operator on a monthly basis. With respect to the monthly subscription basis arrangement, we rely on the monthly billing statements generated by the mobile operator each month to determine its share of the fees. There is normally time lag of 3 to 4 months until we receive the billing statements from the mobile operator and we have no visibility into these revenues prior to receipts of the billing statements.

•	Under the per usage basis, since we have timely access to usage information, revenues are recognized in the period in which the content has been provided that no significant obligation remains, collection of the receivable is reasonably assured and the amounts can be reliably estimated. The revenue is measured based on our analysis of the usage information for the month provided by the mobile operators and the contractual rates with the mobile operators. Based on revenues amounts subsequently confirmed by the mobile operators, there were no significant adjustments between our analysis of the usage information and the mobile operators’ statements received.

•	Under the monthly subscription basis, since we do not have timely access to usage information, revenue is recognized in the period when the billing statements for the related service have been received. Before the billing statements are received, we cannot reliably determine the revenue earned for that period.

The revenues recognized under the arrangements with the mobile operators represent only our share of the revenues to be received from the operators since we are not the primary obligor in the arrangement.

Mobile Portal Marketing Revenue

We offer customers to advertise on our portal website in particular formats and over particular periods of time. The mobile portal advertising formats primarily include banners, links, logos, buttons, pop-up windows, jump-out boxes, floating signs, and rich media. Portal advertising agreements are entered into with various third-party advertising agencies representing their customers and with advertising customers directly. For certain advertising agreements, we are required to pay certain percentages of revenues to the advertising agencies as rebates. We have two pricing models offered to advertisers, consisting of a fixed price pricing model and a cost per action pricing model.

Under the fixed price pricing model, we charge advertisers a fixed fee to advertise over a period of time. Mobile portal marketing revenue, net of agency cash rebates, is recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivable is reasonably assured.

Under the cost per action pricing model, the advertisers pay us only when a user clicks on or downloads one of their advertisements or installs or activates the products advertised. We recognize revenue on the fees charged to advertisers each time a user clicks on or downloads one of the advertisements or installs or activates the products advertised that appear on our portal website.

Other Revenues

Other revenues are primarily derived from the fees we receive from the sale of digital products and services such as paid content, picture download, and access to game or music files, which are provided by third parties. We facilitate such sales by placing the products and services on third-party mobile channels. We receive a fee from third parties when the digital products or services are purchased by users on the different online channels in which we helped place them. We act as an agent in such transactions.

We evaluate whether it is appropriate to record the gross amount of our revenues and related costs by considering a number of factors, including, among other things, whether we are the primary obligor under the arrangement, have inventory risk, and have latitude in establishing prices.

Share-based Compensation

We account for share-based compensation following the provisions of ASC Topic 718, Compensation—Stock Compensation, under which we measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. We have elected to recognize the compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award. However, the cumulative amount of compensation cost recognized at any date equals at least the portion of the grant date fair value of such award that is vested at that date.

In June 2006, we adopted the 2006 Plan, which was amended and restated in October 2013. The 2006 Plan provides for the granting of stock options and other stock-based awards to our key employees, directors and consultants. Our board of directors authorized and reserved for the issuance of up to 5,224,126 ordinary shares under the 2006 Plan.

In June 2010, we adopted the 2010 Plan, which was amended and restated in October 2013. The 2010 Plan provides for the granting of stock options and other stock-based awards to our key employees, directors and consultants. Our board of directors authorized and reserved for the issuance of up to 5,373,659 ordinary shares under the 2010 Plan. Immediately prior to the completion of our initial public offering, the ordinary shares underlying the options granted under the 2006 Plan and 2010 Plan were re-designated as Class A ordinary shares.

In October 2013, we adopted the 2013 Plan. The 2013 Plan provides for the granting of stock options and other stock-based awards to our key employees, directors and consultants. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan, or the Award Pool, is 4,243,070, which equals to three percent of our total outstanding shares on an as-converted basis as of the date of adoption of the 2013 Plan, plus an automatic annual increase of a number of shares on the first day of each year, beginning on January 1, 2014, equal to the total number of shares underlying the awards granted in the year immediately prior to each annual increase; provided that shares underlying the awards issued under the 2013 Plan but remain unvested as of January 1 of a given year should be counted as part of the existing Award Pool and should not be counted as part of the number of shares to be added on January 1 of the same year.

From July 1, 2006 to December 31, 2013, our board of directors has granted the following options to our executive officers and employees:

Grant date	Number of options	Exercise price (US$)	Fair value of ordinary share (US$)
Prior to January 1, 2012	10,824,428	0.02 – 1.90	0.17 – 0.59
July 1, 2012	75,675	1.90	0.64
December 1, 2012	305,878	1.90	0.84
June 1, 2013	3,646,400	0.0001 – 0.8826	1.65
September 1, 2013	1,677,500	0.8826	1.70
November 21, 2013	35,000	1.87	1.87

In determining the estimated fair value of stock options granted to executive officers and certain employees prior to our initial public offering in November 2013, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, which sets forth the preferred types of valuation that should be used. We have followed the “Level B” recommendation, and established the fair value of our ordinary shares at the dates of grant using a retrospective valuation with the assistance of American Appraisal China Ltd. We obtained a retrospective valuation instead of contemporaneous valuation because our financial and managerial resources were limited before 2013. We are ultimately responsible for all the fair value measurements in relation to the options and ordinary shares.

In determining the fair value of our ordinary shares for the purpose of determining the fair value of the stock options, we followed a two-step process. In the first step, the equity value of our company was determined by taking into consideration the income approach, or the discounted cash flow method. Due to lack of consistencies in the guideline companies’ valuation ratios, we did not apply any weight for the market approach to arrive at the equity value of our company. Instead, the market approach is only used to corroborate the valuation results based on the income approach.

In estimating the total equity value of our ordinary shares, we considered the discounted cash flow, or DCF, method, which incorporates the projected cash flow of our management’s best estimation as of each measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value. The assumptions used in deriving the fair value of ordinary shares are consistent with our business plan.

The key assumptions used in developing the cash flow forecasts include: (i) five-year compounded annualized growth rates of revenue range from 33% to 134%; (ii) gross margin forecast to improve with increasing economies of scale; and (iii) a terminal growth rate after the projection period.

The DCF method of the income approach involves applying appropriate weighted average cost of capital, or WACC, to discount the future cash flows forecast to present value. WACC comprises a required rate of return on equity plus the current tax-effected rate of return on debt, weighted by the relative percentages of equity and debt in the capital structure of comparable public companies whose business operations are similar to that of ours. The required rates of return on equity were based on an estimation of the market required rate of return for investing in business similar to ours, which were derived by using the capital asset pricing model, or CAPM. Under CAPM, the discount rate was determined with consideration of the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium, size of our company, the scale of our business and our ability in achieving forecasted projections.

The risks associated with achieving the forecasts were assessed in selecting the appropriate WACC, which had been determined to range from 19% to 28%.

In estimating the fair value of our ordinary shares by the DCF method, our management does not think there would be disproportionate returns of cash flows to different shareholders. That is, we do not think the controlling shareholders would receive greater returns than the non-controlling shareholders through their control of business decisions or participation in the daily operations of the business. Therefore, neither control premium nor a lack of control discount was considered in our valuations.

We also applied a discount for lack of marketability, or DLOM, ranging from 40% to 10%, to reflect the fact that there is no ready market for shares in a closely-held company like us. When determining the DLOM, the Black-Scholes option pricing model was used. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

The above assumptions used in determining the fair values were consistent with our business plan and major milestones we achieved. We also applied general assumptions, including the following:

•	there will be no major changes in the existing political, legal, fiscal and economic conditions in countries in which we will carry on our business;

•	there will be no major changes in the current taxation law in countries in which we operates, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with;

•	exchange rates and interest rates will not differ materially from those presently prevailing;

•	the availability of financing will not be a constraint on the future growth of our operation;

•	we will retain and have competent management, key personnel, and technical staff to support our ongoing operation; and

•	industry trends and market conditions for related industries will not deviate significantly from economic forecasts.

In the second step, since our capital structure comprised convertible preferred shares and ordinary shares at each grant date, we allocated our equity value among each class of equity securities using the option-pricing method. The option-pricing method treats ordinary shares and preferred shares as call options on our company’s equity value and liquidation preference of the preferred shares.

In determining the fair value of stock options granted to executive officers and certain employees, we have used the binomial option pricing model. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected dividends on the underlying ordinary shares and the expected volatility of the price of the underlying shares for the contract term of the options, are required in order to determine the fair value of the options. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expense we recognize in our consolidated financial statements. For the options granted, we used the following assumptions on the date of grant in determining the estimated fair value per option:

	Option Granted In
	2011	2012	2013
Expected volatility	63% - 64%	60% - 63%	54 - 60%
Expected dividends yield	0%	0%	0%
Exercise multiple	2.2	2.2	2.2
Risk-free interest rate per annum	2.74% - 4.19%	2.02% - 2.77%	1.72% - 2.97%
Estimate fair value of underlying ordinary shares (per share)	US$0.48 - 0.59	US$0.64 - 0.84	US$1.65 - 1.87

For the purpose of determining the estimated fair value of our stock options, we believe the expected volatility and the estimated fair value of our ordinary shares are the most critical assumptions since we are a privately held company when we granted these stock options.

Since we did not have a trading history at the time the stock options were granted and we did not have sufficient share price history to calculate our own historical volatility, expected volatility of our future ordinary share price was estimated based on the price volatility of the shares of selected public companies in the similar industry, which we refer to as guideline companies.

Income taxes

We assess the likelihood that our net deferred income tax assets will be realized. To the extent that we believe that it is more likely than not that some portion or the entire amount of deferred income tax assets will not be realized, we establish a valuation allowance.

In assessing the realizability of deferred income tax assets, we consider whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or tax loss carried forward are utilized. We consider the scheduled reversal of deferred income tax liability, projected future taxable income and tax planning strategies in making this assessment.

As of December 31, 2011, we believe it is more likely than not that we will not be able to realize the deferred income tax assets, and a valuation allowance of RMB30.5 million was provided.

As of December 31, 2012, we assessed the need for the valuation allowance provided against the deferred income tax assets of Jiubang Digital since it began to generate pre-tax income during 2012. Based on current business plans and projected net income in the near future, we believes it is more likely than not that Jiubang Digital will realize the deferred income tax assets in the near future. Consequently, we recorded a deferred income tax benefit in the amount of RMB6.9 million due to the reversal of the valuation allowance of the deferred income tax assets of Jiubang Digital. The amount of the deferred income tax assets considered realizable as of December 31, 2012 could be reduced in the near term if estimates of future taxable income are reduced.

As of December 31, 2013, we assessed the need for the valuation allowance previously provided against the deferred income tax assets of Jiubang Computer, Beijing XMedia, Sanju Advertising and Beijing Yunlei Cultural Communication Co., Ltd, or Beijing Yunlei which generated pre-tax income during 2013. Based on current business plans and projected net income in the near future, we believe it is more likely than not that these entities will realize the deferred income tax assets in the near future. Consequently, we recorded a deferred income tax benefit in the amount of RMB11.2 million (US$1.8 million) due to the reversal of the valuation allowance of the deferred income tax assets of these entities. The amount of the deferred income tax assets considered realizable as of December 31, 2013 could be reduced in the near term if estimates of future taxable income are reduced.

Recently Issued Accounting Pronouncements

In February 2013, Financial Accounting Standards Board, or FASB, issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. We adopted this ASU starting from January 1, 2013.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The new standard is to be applied prospectively but retrospective application is permitted. The adoption is not expected to have a material impact on our consolidated financial statements.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. Our business has grown rapidly since our inception. Our limited operating history makes it difficult to predict our future results of operations. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Summary Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues	96,594,538	185,218,681	328,843,318	54,321,046
Cost of revenues(1)	(46,617,793)	(74,813,098)	(94,144,743)	(15,551,604)

Gross profit	49,976,745	110,405,583	234,698,575	38,769,442
Research and development expenses(1)	(30,190,352)	(34,041,250)	(46,641,102)	(7,704,561)
Selling and marketing expenses(1)	(35,305,268)	(45,914,065)	(47,293,583)	(7,812,343)
General and administrative expenses(1)	(23,224,454)	(25,614,849)	(51,246,338)	(8,465,292)

Operating income (loss)	(38,743,329)	4,835,419	89,517,552	14,787,246
Change in fair value of warrants	(2,356,037)	—	—	—
Share of losses of equity method investments	(3,744,390)	(1,072,946)	—	—
Impairment loss on equity method investment	(389,270)	—	—	—
Gain on disposal of an equity method investment	—	4,182,485	—	—
Investment income on short-term investment	2,251,269	124,862	360,750	59,592
Interest income	205,715	194,643	279,777	46,216

Income (loss) before income taxes	(42,776,042)	8,264,463	90,158,079	14,893,054
Income tax benefit	—	6,903,561	1,656,813	273,686

Net income (loss)	(42,776,042)	15,168,024	91,814,892	15,166,740

(1)	The amount of share-based compensation costs for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Cost of revenues	74,458	76,111	639,246	105,596
Research and development expenses	111,716	164,374	1,944,824	321,262
Selling and marketing expenses	52,355	124,850	728,459	120,333
General and administrative expenses	53,365	60,748	14,510,015	2,396,884

Total	291,894	426,083	17,822,544	2,944,075

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Our revenues increased by 77.5% from RMB185.2 million in 2012 to RMB328.8 million (US$54.3 million) in 2013. This increase was primarily due to increases in revenues from our mobile application products and services and mobile reading services.

Mobile application products and services. Revenues from our mobile application products and services increased by 350.3% from RMB34.1 million in 2012 to RMB153.4 million (US$25.3 million) in 2013. This increase was primarily due to (i) an increase in our marketing revenues related to GO series products from RMB11.9 million in 2012 to RMB89.1 million (US$14.7 million) in 2013, which was due to the increased popularity of our GO series products and services, an increase in the number of user actions that generated revenues such as clicks, downloads, installations or activations, and were attributable to the advertisements published in our GO series products, and an increased variety of advertising formats and services we offered, and (ii) an increase in revenues generated from paid downloads of premium themes and advanced functionalities for our free GO series products and Next Launcher, our paid mobile application product, from RMB22.2 million in year ended December 31, 2012 to RMB64.3 million (US$10.6 million) in 2013, as we started offering premium themes and advanced functionalities in the second quarter of 2012 with the number of paid downloads of GO series products increasing from approximately 0.2 million in the first quarter of 2012 to approximately 0.6 million in the fourth quarter of 2013. Increases in the above revenue streams were partly attributable to an increase in the average monthly active users for our GO series products. The increase in our average monthly active users in turn resulted from an increase in the accumulated number of free downloads of our GO series products from approximately 207 million as of December 31, 2012 to approximately 364 million as of December 31, 2013.

Mobile reading services. Revenues from our mobile reading services increased by 37.1% from RMB72.8 million in 2012 to RMB99.8 million (US$16.5 million) in 2013, primarily due to an increase in revenues from third-party reading channels from RMB58.0 million in 2012 to RMB79.4 million (US$13.1 million) in 2013, as a result of higher demand for our literary content from reading channels operated by both major mobile network carriers and other third party mobile reading services providers.

Mobile portal marketing services. Revenues from our mobile portal marketing services were RMB52.2 million (US$8.6 million) in 2013, compared to RMB57.5 million in 2012.

Other revenues. Our other revenues increased by 12.4% from RMB20.9 million in 2012 to RMB23.5 million (US$3.9 million) in 2013. This increase was primarily due to an increase in third-party provided value-added services, such as paid content and access to game or music files, which we help promote through different online channels.

Cost of Revenues. Our cost of revenues increased by 25.8% from RMB74.8 million in the year ended December 31, 2012 to RMB94.1 million (US$15.6 million) in 2013. The increase in our cost of revenues was primarily a result of the following factors:

(i)	an increase in content acquisition cost from RMB23.1 million in 2012 to RMB32.4 million (US$5.4 million) in 2013;

(ii)	an increase in personnel costs from RMB18.5 million in 2012 to RMB21.1 million (US$3.5 million) in 2013;

(iii)	an increase in processing fees paid to mobile application stores from RMB6.7 million in 2012 to RMB18.4 million (US$3.0 million) in 2013;

(iv)	an increase in office rental fees from RMB2.6 million in 2012 to RMB3.2 million (US$0.5 million) in 2013; and

(v)	offset by a decrease in distribution fees from RMB15.4 million in 2012 to RMB9.9 million (US$1.6 million) in 2013.

The increase in these costs and fees was primarily attributable to the expansion of our business, which required more content, personnel and office space for the delivery of our products and services. Our custody and bandwidth fees was RMB5.6 million in 2012, which stayed stable with the custody and bandwidth fees in 2013.

Operating Expenses. Our operating expenses increased by 37.5% from RMB105.6 million in 2012 to RMB145.2 million (US$24.0 million) in 2013, due to increases in research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 37.0% from RMB34.0 million in 2012 to RMB46.6 million (US$7.7 million) in 2013. This increase was primarily due to increased headcount and salaries of our research and development staff, and partly due to the increase of share-based compensation allocated to our research and development staff in the year of 2013.

Selling and marketing expenses. Our selling and marketing expenses increased by 3.0% from RMB45.9 million in 2012 to RMB47.3 million (US$7.8 million) in 2013. We incurred higher personnel costs as a result of increased commissions for our selling and marketing personnel, which was partly offset by a decrease in advertising and marketing expenses as we conducted less brand promotion activities such as sponsorship for industry forum and sport events in the period.

General and administrative expenses. Our general and administrative expenses increased by 100.1% from RMB25.6 million in 2012 to RMB51.2 million (US$8.5 million) in 2013. This increase was primarily due to (i) the increase in share-based compensation costs due to awards granted to our officers and employees; (ii) foreign exchange losses of RMB3.2 million (US$0.5 million) mainly arising from the exchange of proceeds from our initial public offering denominated in U.S. dollars into Renminbi; and (iii) the costs associated with office relocation amounting to RMB3.5 million (US$0.6 million) in 2013.

Income Tax Benefit. Our income tax benefit was RMB1.7 million (US$0.3 million) in 2013, as compared to an income tax benefit of RMB6.9 million in 2012. This was primarily due to the recognition of deferred income tax assets of Jiubang Computer, Beijing XMedia, Sanju Advertising and Beijing Yunlei amounting to RMB11.2 million (US$1.8 million), offset by the current income tax expense of RMB7.9 million (US$1.3 million) and the realization of deferred income tax assets of Jiubang Digital of RMB1.6 million (US$0.2 million) in 2013.

Net Income. As a result of the foregoing, we recorded a net income of RMB91.8 million (US$15.2 million) in 2013, as compared to a net income of RMB15.2 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Our revenues increased by 91.7% from RMB96.6 million in 2011 to RMB185.2 million in 2012. This increase was primarily due to increases in revenues from our mobile application products and services, mobile reading services and mobile portal marketing services.

Mobile application products and services. Revenues from our mobile application products and services increased by 774.0% from RMB3.9 million in 2011 to RMB34.1 million in 2012. This increase was primarily due to (i) an increase in revenues generated from paid premium themes and advanced functionalities for our GO series products from RMB3.9 million in 2011 to RMB22.2 million in 2012, as we started offering premium themes and advanced functionalities in the second quarter of 2012 with the number of paid downloads of GO series products and services increasing from approximately 0.2 million in the first quarter of 2012 to approximately 0.5 million in the fourth quarter of 2012; and (ii) an increase in our marketing revenues related to GO series products from RMB0.05 million in 2011 to RMB11.9 million in 2012, which was due to the increased popularity of our GO series products and services, an increase in the number of user actions that generated revenues for us, such as clicks, downloads, installations or activations, and were attributable to the advertisements published in our GO series products, and an increased variety of advertising formats and services we offered. Increases in the above revenue streams were partly attributable to an increase in our average monthly active users. The increase in our average monthly active users in turn resulted from an increase in the accumulated number of free downloads of our GO series products and services which reached approximately 207 million as of December 31, 2012.

Mobile reading services. Revenues from our mobile reading services increased by 116.9% from RMB33.5 million in 2011 to RMB72.8 million in 2012, primarily due to an increase in revenues from third-party channels from RMB25.6 million in 2011 to RMB58.0 million in 2012, mainly because we only started entering into arrangements with third-party channels to promote our literary content on their websites or in their reading channels during the course of 2011.

Mobile portal marketing services. Revenues from our mobile portal marketing services increased by 21.0% from RMB47.5 million in 2011 to RMB57.5 million in 2012. The overall increase primarily reflected an increase in advertisers from 240 in 2011 to 265 in 2012 and the increased average revenue per advertiser from RMB198,027 to RMB217,004, as a result of increased market acceptance of mobile internet advertising and advertisers’ increased allocation of advertising budget to our portal.

Other revenues. Revenues from our other services increased by 79.7% from RMB11.6 million in 2011 to RMB20.9 million in 2012. This increase was primarily due to an increase in the number of third-party provided mobile apps or value-added services, such as paid contents, picture download and access to game or music files, which are provided by third parties for us to help them to promote.

Cost of Revenues. Our cost of revenues increased by 60.5% from RMB46.6 million in 2011 to RMB74.8 million in 2012. The increase in our cost of revenues was primarily due to:

(i)	an increase in content acquisition cost from RMB12.6 million in 2011 to RMB23.1 million in 2012;

(ii)	an increase in distribution fees from RMB7.1 million in 2011 to RMB15.4 million in 2012;

(iii)	an increase in personnel costs from RMB16.6 million in 2011 to RMB18.5 million in 2012;

(iv)	an increase in processing fees paid to mobile application stores from RMB1.1 million in 2011 to RMB6.7 million in 2012;

(v)	an increase in custody and bandwidth fees from RMB4.3 million in 2011 to RMB5.6 million in 2012; and

(vi)	an increase in office rental fees from RMB1.5 million in 2011 to RMB2.6 million in 2012.

The increase in these costs and fees was primarily attributable to the expansion of our business, which required more personnel, more contents, more servers and more office space for the delivery of our products and services.

Operating Expenses. Our operating expenses increased by 19.0% from RMB88.7 million in 2011 to RMB105.6 million in 2012, due to increases in research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 12.8% from RMB30.2 million in 2011 to RMB34.0 million in 2012. This increase was primarily due to (i) higher levels of compensation for our research and development personnel and (ii) our expanded team of research and development personnel, from 215 as of December 31, 2011 to 298 as of December 31, 2012, with the majority of new hirings in the second half of 2012.

Selling and marketing expenses. Our selling and marketing expenses increased by 30.0% from RMB35.3 million in 2011 to RMB45.9 million in 2012. This increase was primarily due to (i) increased commissions for our selling and marketing personnel as our advertising revenues increased and (ii) our expanded team of selling and marketing personnel, from 116 as of December 31, 2011 to 129 as of December 31, 2012, as part of our efforts to serve and maintain close relations with an increasing number of advertisers or advertising agencies.

General and administrative expenses. Our general and administrative expenses increased by 10.3% from RMB23.2 million in 2011 to RMB25.6 million in 2012. This increase was primarily due to (i) higher rental costs associated with larger office space to accommodate our expanded general and administrative staff and (ii) the increase in our general and administrative staff, from 70 as of December 31, 2011 to 77 as of December 31, 2012.

Change in Fair Value of Warrants. We recorded a change in fair value of warrants of RMB2.4 million in 2011, while we did not record such a change in 2012. This was due to the liability classified warrants, previously granted to a holder of series C preferred shares of our company, having been exercised in June 2011.

Gain on Disposal of an Equity Method Investment. We recognized a gain on disposal of an equity method investment of RMB4.2 million in 2012, while we did not record such gain in 2011. This was due to disposal of Zhuhai Zhengdian to a third party in 2012.

Income Tax Benefit. Our income tax benefit was RMB6.9 million in 2012 while we did not recognize any income tax benefit in 2011. This was primarily due to the reversal of the previous valuation allowance provided against the deferred income tax assets of Jiubang Digital. Based on current business plans and projected net income in the near future, we believe it is more likely than not that Jiubang Digital will realize deferred income tax assets in the near future. Meanwhile, valuation allowance was provided against the deferred income tax assets of our other subsidiaries and variable interest entities which were at cumulative loss positions and which we do not believe are more likely than not to be utilized.

Net Income (Loss). As a result of the foregoing, we recorded net income of RMB15.2 million in 2012, as compared to the net loss of RMB42.8 million we recorded in 2011.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through private placements of preferred and ordinary shares to investors as well as cash flows from operations, and more recently the proceeds from our initial public offering. Concurrently with our initial public offering, we also raised US$15.0 million from Qihoo 360 Technology Co. Ltd. by private placement of 8,021,390 Class A ordinary shares and US$5.0 million from Kingsoft Internet Software Holdings Limited by private placement of 2,673,796 Class A ordinary shares, respectively. As of December 31, 2013, we had RMB759.4 million (US$125.4 million) in cash and cash equivalents. We expect to require cash to fund our ongoing operational needs, particularly our research and development expenses and salaries and benefits for our employees. We believe that our cash and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. In April 2014, we paid US$4.93 million for the purchase of 290,000 shares in Weibo Corporation in its initial public offering at the price of US$17 per share. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks.

Our PRC subsidiaries and variable interest entities, in the aggregate, held RMB66.1 million, RMB63.6 million and RMB41.6 million (US$6.9 million) in cash as of December 31, 2011, 2012 and 2013, respectively. The U.S. subsidiaries owned by our variable interest entities, in the aggregate, held RMB0.7 million, RMB5.3 million and RMB12.2 million (US$2.0 million) in cash as of December 31, 2011, 2012 and 2013, respectively. For information regarding restrictions and potential tax liabilities on profit distribution from these entities, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment” and “—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

Our PRC subsidiaries are categorized as “foreign-invested enterprises” pursuant to applicable PRC laws, and accordingly their dividend remittances to foreign investors are conducted through the following four steps:

•	making up any losses incurred during the current year and past years and paying enterprise income taxes;

•	appropriating no less than 10% of the accumulative after-tax profits as a statutory reserve fund until the aggregate amount of such reserve fund reaches 50% of each PRC subsidiary’s respective registered capital;

•	reserving a certain amount for the employee welfare funds at the discretion of the PRC subsidiary; and

•	distributing all or some of the remaining profits to the PRC subsidiary’s direct foreign shareholders as dividends. In accordance with the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to our overseas holding company by our PRC subsidiaries are subject to withholding tax at a rate of 10%. The economic benefits of our PRC variable interest entities are mainly transferred to Jiubang Computer Technology (Guangzhou) Co., Ltd. through payment of service fees under the Business Cooperation Agreements and the Master Exclusive Services Agreements entered into between Jiubang Computer Technology (Guangzhou) Co., Ltd. and each variable interest entity, which are subject to the business tax and related surcharges. Upon receipt of such service fees, they will become a portion of Jiubang Computer Technology (Guangzhou) Co., Ltd.’s revenues and can be remitted to its parent company through the four-step process above.

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	(29,518,093)	12,250,505	69,882,307	11,543,735
Net cash provided by (used in) investing activities	43,836,378	(9,714,048)	(13,080,787)	(2,160,792)
Net cash provided by financing activities	12,557,201	—	620,001,707	102,416,986
Effect of foreign currency exchange rate changes on cash	(407,990)	50,919	(1,013,190)	(167,367)
Cash at the beginning of year	54,543,506	81,011,002	83,598,378	13,809,468
Net increase in cash	26,467,496	2,587,376	675,790,037	111,632,562

Cash at the end of year	81,011,002	83,598,378	759,388,415	125,442,030

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2013 was RMB69.9 million (US$11.5 million), primarily resulted from RMB318.3 million (US$52.6 million) of cash we received mainly from the sale of our products and services, partially offset by our employee salaries and welfare payment of RMB103.1 million (US$17.0 million), our payments for cost of services, including distribution fees and processing fees, of RMB79.1 million (US$13.1 million) and our general operating costs of RMB54.6 million (US$9.0 million).

Net cash provided by operating activities for the year ended December 31, 2012 was RMB12.3 million, primarily resulting from RMB212.0 million of cash we received mainly from the sale of our products and services, partially offset by our employee salaries and welfare payment of RMB85.3 million, our payments for cost of services, including charges of distribution fees and processing fees, of RMB61.5 million, and our general operating costs of RMB46.0 million.

Net cash used in operating activities for the year ended December 31, 2011 was RMB29.5 million, primarily resulting from RMB132.9 million of cash we received mainly from the sale of our products and services, partially offset by our employee salaries and welfare payment of RMB65.1 million, our payments for cost of services, including charges of distribution fees and processing fees, of RMB49.3 million, and our general operating costs of RMB41.0 million.

Investing Activities

Net cash used in investing activities was RMB13.1 million (US$2.2 million) for year ended December 31, 2013, primarily attributable to purchase of short term investment of RMB52.5 million (US$8.7 million), purchase of property, equipment and intangible assets of RMB14.5 million (US$2.4 million), partially offset by proceeds from maturity of short-term investment of RMB40.0 million (US$6.6 million), receipt of cash for disposal of an equity method investment of RMB6.4 million (US$1.1 million), receipt of government grants related to property and equipment of RMB4.2 million (US$0.7 million) and proceeds from loan repayment by related parties of RMB3.8 million (US$0.6 million).

Net cash used in investing activities was RMB9.7 million in the year ended December 31, 2012, primarily attributable to our purchase of property, equipment and intangible assets of RMB5.1 million and non-interest bearing loan provided to related parties amounting to RMB4.8 million.

Net cash provided by investing activities was RMB43.8 million in the year ended December 31, 2011, primarily attributable to the proceeds received from maturity of short-term investment, net of purchase of short-term investment, of RMB47.5 million and receipt of government grants for purchase of property and equipment of RMB5.4 million, partially offset by payment for the purchase of property, equipment and intangible assets of RMB5.0 million and purchase of an equity method investment of RMB4.0 million.

Financing Activities

Net cash provided by financing activities was RMB620.0 million (US$102.4 million) in the year ended December 31, 2013, primarily attributable to the proceeds from our initial public offering and concurrent private placement in connection with the IPO, net of underwriting discounts and commissions of RMB637.8 million (US$105.4 million) and payment of issuance costs of RMB15.3 million (US$2.5 million).

There was no cash provided by financing activities in the year ended December 31, 2012.

Net cash provided by financing activities was RMB12.6 million in the year ended December 31, 2011, primarily attributable to the proceeds from exercise of liability classified warrants in 2011, which amounted to RMB13.0 million, partially offset by repayment of borrowings from a related party, which amounted to RMB0.4 million.

Capital Expenditures

We incurred capital expenditures of RMB5.0 million, RMB5.1 million and RMB14.5 million (US$2.4 million) in 2011, 2012 and 2013, respectively. Our capital expenditures are primarily used to purchase computers, servers and other equipment. As our business expands, we may purchase new servers and other equipment in the future. We estimate that our capital expenditures for the property and equipment will be approximately RMB18.0 million in 2014.

C. Research and Development, Patents and Licenses, Etc.

Our business success has benefited from our continuous efforts on intellectual property protection, including patent, trademark, copyright and trade secrets. See “Item 4. Information on the Company — B. Business Overview — Intellectual Property” for a description of the protection of our intellectual property.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation, for research and development personnel, depreciation and rental of office premise and servers utilized by the research and development personnel, as well as other expenses we have incurred in researching and developing our GO platform, GO series products, 3G.cn and mobile reading services. Research and development expenses increased from 2011 to 2012 and 2013, due to the need for higher levels of compensation for our research and development personnel, additional numbers of research and development personnel to meet the needs of the rapid growth of our business as well as higher rental costs associated with our expanding research and development department. We expect our research and development expenses may increase as we expand our research and development team to develop new products and services for our GO platform, improve technology for data analysis to further enhance user experience and develop enhanced features for our existing products and services to attract more users. We incurred RMB30.2 million, RMB34.0 million and RMB46.6 million (US$7.7 million) of research and development expenses in 2011, 2012 and 2013, respectively.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2013 that are reasonably likely to have a material effect on our net revenues, operating income (loss), profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity (deficit), or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands of RMB)
Operating lease obligations, net of sublease rental income(1)	34,918	13,621	11,747	9,550	—

(1)	Operating lease obligations refer to the lease of bandwidth and offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under operating leases, net of sublease rental income are charged to the consolidated statements of comprehensive income (loss) on a straight-line basis over the period of the lease, including any free lease periods.

Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2013.

G. Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Directors and Executive Officers	Age	Position/Title
Yuqiang Deng	38	Chairman and Chief Executive Officer
Xiangdong Zhang	37	Director and President
Yingming Chang	39	Director and Chief Operating Officer
Aihua Huang	37	Director and Vice President of Technology
Fei Yang	56	Director
David Ying Zhang	41	Director
Xiaosong Zhang	51	Independent Director
Zhi Zhu	37	Independent Director
Winston Li	47	Chief Financial Officer

Yuqiang Deng is our co-founder and has been our director and chief executive officer since our inception. Prior to co-founding our company in 2003, Mr. Deng worked as an engineer at China Telecom from 1999 to 2001, and as an engineer at China Mobile from 2001 to 2003. Mr. Deng received a bachelor’s degree in information science from Peking University in China.

Xiangdong Zhang is our co-founder and has been our director and president since our inception. Mr. Zhang served as a manager at E-commerce China Dangdang Inc. from 1999 to 2000. Mr. Zhang worked for an internet start-up company which he co-founded from 2000 to 2001. From 2002 to 2003, Mr. Zhang worked for New Weekly magazine as a journalist. Mr. Zhang received a bachelor’s degree in information science from Peking University in China.

Yingming Chang has been our chief operating officer since 2005 and our director since 2006. Before joining us, Mr. Chang served as a senior product manager and regional manager at BenQ China from 1999 to 2005, responsible for the business operations of multiple branches. Mr. Chang studied information science at Peking University in China.

Aihua Huang has served as our director and vice president of technology in charge of development of application software since May 2010. Prior to joining us, Mr. Huang worked at AT&T Mobile from 2007 to 2010, responsible for mobile communication platform architecture design and software development. Mr. Huang is a member of Semiconductor Research Corporation, Materials Research Society and Institute of Electrical and Electronics Engineers. Mr. Huang received a bachelor’s degree in information science from Peking University in China and a master of science degree from the electrical and computer engineering department of North Carolina State University in the U.S.

Fei Yang has served as our director since January 2005. Mr. Yang joined and has acted as the partner of IDG Capital Partners, or IDG Capital, since 1997. Prior to joining IDG Capital, Mr. Yang was the director of IPO Division of Guangdong Government Securities Regulatory Commission, vice president of Guangdong United Future Exchange and the director of Consultant Division of Guangdong Foreign Trade and Economy Institute. Mr. Yang has profound experience and knowledge in economy research. He devoted himself to the project of “Strategy of Pushing Regional Economy Forward” launched by the central government of China in 1996. Graduated from Sun Yat Sen University in China, Mr. Yang received a bachelor’s degree in science in 1982 and a master’s degree in 1989.

David Ying Zhang has served as our director since June 2006. Mr. Zhang is a founding managing partner for Matrix Partners China, where he oversees all of Matrix Partners China’s operations. Mr. Zhang is on the board of industry leading companies such as Kingsoft Internet Security Software Holdings Limited, Momo Technology Company Limited and Beijing Xin Wu Bu Er Electronic Commerce Co., Ltd. Mr. Zhang was also instrumental in the establishment and growth of WI Harper’s Beijing operations and co-manages the China portfolios. Prior to joining WI Harper, he also worked at ABN AMRO Capital and Solomon Smith Barney, and at University of California, San Francisco conducting medical research. Mr. Zhang received an M.S. degree in biotechnology and business from Northwestern University and a bachelor of science degree in clinical science with minor in chemistry from California State University, San Francisco.

Xiaosong Zhang has served as our independent director since November 21, 2013. Mr. Zhang is also an independent director and the chairman of the audit committee of Tarena International Inc., a Nasdaq listed education service provider. Mr. Zhang has served as the chief financial officer of iSoftStone Holdings Limited, a NYSE-listed company, since July 2010, and was the company’s independent director between February 2010 and July 2010. Prior to joining iSoftStone Holdings Limited, Mr. Zhang served as chief financial officer of BJB Career Education Company Limited from 2009 to June 2010, as chief financial officer of Emarket Holding Group, Ltd. from 2008 to 2009, as chief financial officer of Chinacars, Inc. from 2007 to 2008 and as chief financial officer of Vimicro International Corporation, a Nasdaq-listed company, from 2004 to 2007. From 2000 to 2004, Mr. Zhang worked as a manager and then a senior manager at the Beijing office of PricewaterhouseCoopers. From 1995 to 1999, Mr. Zhang was an auditor and then a senior auditor at the Los Angeles office of KPMG LLP. Mr. Zhang received his master’s degree in accountancy from the University of Illinois, his master’s degree in professional meteorology from Saint Louis University, and his bachelor’s degree in meteorology from Peking University. Mr. Zhang is a Certified Public Accountant in the State of California.

Zhi Zhu has served as our independent director since November 21, 2013. Mr. Zhu has been the chief executive officer of Beijing MobileWoo Information Technology Co. Ltd. since 2010 and currently serves as an independent non-executive director of Epro Ltd, a Hong Kong-listed company. Mr. Zhu founded Beijing Mo Bi Tong Da Software Co., Limited in 2009; the company changed its name to Evans Interconnection (Beijing) Mobile Software Technology Co., Ltd in the same year, and Mr. Zhu served as one of the company’s general managers thereafter. From 2006 to 2008, Mr. Zhu worked as an account program manager and a partner manager at Philips Semiconductors. Mr. Zhu completed a three-year professional course in mobile communications at the Beijing University of Posts and Telecommunications in China and received a master’s degree in mobile communication systems from the University of Surrey in U.K.

Winston Li has been our chief financial officer since July 2013. Mr. Li previously worked in the legal industry and has extensive experience in corporate finance, governance and management. Mr. Li is a director of Le Gaga Holdings Limited, a Chinese greenhouse vegetable producer listed on the NASDAQ Global Select Market, an independent director of Country Style Cooking Restaurant Chain Co., Ltd, a China-based quick service restaurant chain listed on the NYSE, an independent director of E-House (China) Holdings Limited, a leading real estate services company in China listed on the NYSE, and an independent director of Leju Holdings Limited, a leading provider of real estate online services in China listed on the NYSE. From 2004 to 2010, Mr. Li was an independent director of ZTE Corporation, the largest public telecom equipment manufacturing company in China. Mr. Li received his BA degree from Peking University and master of science degree from the University of Michigan, Ann Arbor. He received his juris doctor degree from Columbia Law School.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2013, we paid an aggregate of approximately RMB1.4 million (US$0.2 million) in cash, including salaries and bonuses, to our executive officers, and we did not pay any cash compensation to our non-executive directors. For details on the share incentive grants to our officers and directors, see “—Share Incentive Plans.” We set aside RMB0.1 million (US$20,452) for executive pension and retirement benefits in 2013 as required by PRC law.

Employment Agreements

We have entered into employment agreements with our senior executive officers. We may terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. We may also terminate a senior executive officer’s employment by giving one month’s prior written notice if the senior executive officer is not qualified for his position after we provide relevant training to him. A senior executive officer may terminate his or her employment at any time by giving one month’s prior written notice.

In connection with the employment agreement, each senior executive officer has entered into an intellectual property ownership and confidentiality agreement and agreed to hold all information, know-how and records in any way connected with the products of our company, including, without limitation, all software and computer formulae, designs, specifications, drawings, data, manuals and instructions and all customer and supplier lists, sales and financial information, business plans and forecasts, all technical solutions and the trade secrets of our company, in strict confidence perpetually. Each officer also agrees that we shall own all the intellectual property developed by such officer during his or her employment.

Share Incentive Plans

We have adopted three share incentive plans, namely, the 2006 Plan, the 2010 Plan and the 2013 Plan. The purpose of these three share incentive plans is to attract and retain the best available personnel by linking the personal interests of the members of the board, officers, employees and consultants to the success of our business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders.

2006 Global Share Plan

We adopted the 2006 Plan in June 2006, which was amended and restated in October 2013. Under the 2006 Plan, the maximum number of shares in respect of which awards that may be granted is 5,224,126.

The following paragraphs summarize the terms of the 2006 Plan.

Types of Awards. The Plan permits the awards of options and rights to purchase restricted shares.

Plan Administration. Our board or a committee of our board duly authorized for the purpose of the 2006 Plan can act as the plan administrator. The plan administrator will determine the participants to receive the awards, the number of awards to be granted to each participant, and the terms and conditions of each award grant. The plan administrator can modify or amend each award grant and construe and interpret the terms of the 2006 Plan and the award grant.

Award Agreement. Options or rights to purchase restricted shares granted under the 2006 Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

Exercise Price and Purchase Price. The excises price of an option may be determined by the plan administrator at its discretion. However, the exercise price in respect of certain incentive stock option shall not be less than the fair market value on the effective date of the 2006 Plan and may be varied at the election of the plan administrator. The purchase price in respect of restricted shares shall be determined by the plan administrator.

Eligibility. We may grant awards to our employees, directors or consultants or employees, directors or consultants or our parent companies or subsidiaries.

Term of the Awards. The option granted under the 2006 Plan shall be valid and effective for a period of ten years from the grant date. The right to purchase restricted shares will expire upon 30 days from the date of the grant.

Acceleration of Awards upon Change in Control. If a change in control of our company occurs and the successor entity refuses to assume or substitute for an award, unless the award agreement otherwise provides, the participant will vest in and have the right to exercise the awards as to all the underlying shares and all restrictions on restricted shares will lapse. If the participant does not exercise the award within a period of time as determined by the plan administrator, the award will terminate upon expiration of such period for no consideration.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. The plan administrator may at any time terminate the operation of the 2006 Plan.

2010 Global Share Plan

We adopted the 2010 Plan in June 2010, which was amended and restated in October 2013. Under the 2010 Plan, the maximum number of shares in respect of which awards under the 2010 Plan may be granted is 5,373,659.

The terms and conditions under 2010 Plan are substantially the same as those stipulated in the 2006 Plan except the exercise price of certain incentive option and the purchase price of a restricted share, which shall not be less than US$0.8826.

We have historically determined the exercise price of shares granted under the 2006 Plan and the 2010 Plan based on a number of factors, such as the type of awards, the length of time in which such employees were with our company the function of such employees and the price of our preferred share issuances or service time and type of a consultant. Certain employees who joined our company near its inception were issued options with lower exercise prices than other employees. In addition, employees who we consider to be our key personnel may also be issued options with a lower exercise price.

2013 Share Incentive Plan

We adopted the 2013 Plan in October 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan, or the Award Pool, is 4,243,070, which equals to three percent of our total outstanding shares on an as-converted basis as of the date of adoption of the 2013 Plan, plus an automatic annual increase of a number of shares on the first day of each year, beginning on January 1, 2014, equal to the total number of shares underlying the awards granted in the year immediately prior to each annual increase; provided that shares underlying the awards issued under the 2013 Plan but remain unvested as of January 1st of a given year should be counted as part of the existing Award Pool and should not be counted as part of the number of shares to be added on January 1st of the same year. The following paragraphs summarize the terms of the 2013 Plan.

Types of Awards. The following briefly describe the principal features of the various awards that may be granted under the 2013 Plan.

•	Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable at the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash or check, in our ordinary shares which have been held by the option holder for such period of time as may be required by our plan administrator, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

•	Restricted Shares. A restricted share award is the grant of our ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

•	Restricted Share Units. A restricted share unit award is the grant of the right to receive an ordinary share at a future date and may be subject to forfeiture. Our plan administrator has the discretion to set performance objectives or other vesting criteria that will determine the number or value of restricted share units to be granted. Unless otherwise determined by our plan administrator, a restricted share unit is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator, at the time of grant, specifies the dates on which the restricted share units become fully vested.

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the 2013 Plan can act as the plan administrator.

Award Agreement. Options, restricted shares or restricted share units granted under the 2013 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

Exercise Price and Purchase Price. The exercise price in respect of any option shall be determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. The purchase price in respect of restricted shares shall be determined by the plan administrator.

Eligibility. We may grant awards to our employees, consultants or directors.

Term of the Awards. The 2013 Plan shall be valid and effective for a period of ten years from the date of effectiveness. The term of each option, restricted share or restricted share unit grant shall be ten years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Awards for options or restricted shares may not be transferred in any manner by the award holders and may be exercised only by such holders, subject to limited exceptions. Restricted shares may not be transferred during the period of restriction.

Termination. The plan administrator may at any time terminate the operation of the 2013 Plan.

The following table summarizes, as of March 31, 2014, the outstanding options granted to our executive officers, directors and other individuals as a group.

	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Aihua Huang	*	1.3	December 1, 2010	November 30, 2020
	*	1.1	December 1, 2011	November 30, 2021
Xiaosong Zhang	*	1.87	November 21, 2013	November 21, 2023
Zhi Zhu	*	1.87	November 21, 2013	November 21, 2023
Other individuals as a group	234,100	0.87	December 1, 2006	November 30, 2016

	110,100	1.3	December 31, 2007	December 31, 2017
	141,700	1.3	July 1, 2008	June 30, 2018
	297,500	1.3	December 31, 2008	December 31, 2018
	72,700	1.3	July 1, 2009	June 30, 2019
	413,400	1.3	December 1, 2009	November 30, 2019
	256,000	1.3	December 1, 2010	November 30, 2020
	17,400	1.5	July 1, 2011	June 30, 2021
	93,119	1.9	July 1, 2011	June 30, 2021
	150,000	1.2	December 1, 2011	November 30, 2021
	377,150	1.9	December 1, 2011	November 30, 2021
	667,430	0.935	December 1, 2011	Five years after the vesting date
	75,675	1.9	July 1, 2012	June 30, 2022
	236,361	1.9	December 1, 2012	November 30, 2022
	159,000	0.0001	June 1, 2013	July 21, 2020
	3,072,300	0.8826	June 1, 2013	June 1, 2023
	1,612,500	0.8826	September 1, 2013	September 1, 2023

Total	8,437,435

*	The aggregate number of ordinary shares underlying the outstanding options and restricted shares held by this individual is less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2014, the outstanding restricted shares granted to our executive officers, directors and other individuals as a group.

	Restricted Shares Granted	Date of Grant
Xiaosong Zhang	*	November 21, 2013
Zhi Zhu	*	November 21, 2013
Other individuals as a group	3,074,004	February 25, 2014

Total	3,108,763

*	The aggregate number of ordinary shares underlying the outstanding options and restricted shares held by this individual is less than 1% of our total outstanding shares.

Other Equity Based Awards

In September 2013, we granted share purchase rights to certain officers to purchase an aggregate of 2,831,374 and 13,266,202 ordinary shares of our company at a purchase price of US$0.28 and US$0.8826 per share, respectively. The share purchase rights are exercisable as of the date of this report. Twenty-five percent of these ordinary shares after being purchased will become transferable on each of the first, second, third and fourth anniversary of the grant date. In the event that the officer terminates the employment with us, any ordinary shares that are not transferable will be forfeited, and we will repurchase these ordinary shares at the original purchase price.

In September 2013, we granted share purchase rights to an officer to purchase an aggregate of 163,536 ordinary shares of our company at a purchase price of US$0.8826 per share. The share purchase rights are not exercisable as of the date of this report.

C.	Board Practices

Our board of directors currently consists of eight directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested provided that the nature of the interest has been disclosed prior to board’s consideration. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Xiaosong Zhang, Zhi Zhu and Yingming Chang and is chaired by Mr. Xiaosong Zhang. Mr. Xiaosong Zhang and Mr. Zhi Zhu both satisfy the “independence” requirements of NASDAQ and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Xiaosong Zhang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of any material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Messrs. Zhi Zhu, Xiaosong Zhang and Yuqiang Deng, and is chaired by Mr. Zhu. Mr. Zhi Zhu and Mr. Xiaosong Zhang both satisfy the “independence” requirements of NASDAQ. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our directors may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our nominating committee consists of Messrs. Yingming Chang, Xiaosong Zhang, and Zhi Zhu, and is chaired by Mr. Chang. Mr. Xiaosong Zhang and Mr. Zhi Zhu both satisfy the “independence” requirements of NASDAQ. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to us a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; or (2) dies or is found to be or becomes of unsound mind.

D.	Employees

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2013:

Functions	Number of Employees
Management	60
Research and development	323
Sales and marketing	148
General and administration	81
Editing	150

Total	762

We had a total of 854, 1,298 and 762 employees as of December 31, 2011, 2012 and 2013, respectively.

We have developed a corporate culture that encourages initiative, technical superiority and self-development. In addition, we periodically evaluate our employees’ performance and provide them with training sessions tailored to each job function to enhance performance and service quality.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We have accrued, in the aggregate, RMB0.1 million (US$20,452) for pension or similar retirement benefits for our executive officers and directors, as required under PRC laws, for the fiscal year ended December 31, 2013. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.	Share Ownership

Class A Ordinary Shares

As of March 31, 2014, we had 58,995,186 Class A ordinary shares outstanding. In addition, as of March 31, 2014, we have granted, and have outstanding, options and share purchase rights to purchase a total of 24,698,547 Class A ordinary shares and 3,108,763 restricted shares to our directors, executive officers, other employees and consultants. For information regarding the Share Incentive Plans, see “Item 6.— B. Compensation of Directors and Executive Officers.”

Class B Ordinary Shares

As of March 31, 2014, we had 141,435,672 Class B ordinary shares outstanding.

Beneficial Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2014, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire or that would become unrestricted shares within 60 days after March 31, 2014, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there were 200,430,858 ordinary shares outstanding as of March 31, 2014.

	Ordinary Shares Beneficially Owned As of March 31, 2014		Voting Power As of March 31, 2014
	Number	%†	%
Directors and Executive Officers:
Yuqiang Deng(1)	45,909,710	22.1	26.7
Xiangdong Zhang(2)	14,900,039	7.3	7.1
Yingming Chang(3)	7,442,111	3.7	3.0
Aihua Huang(4)	*	*	*
Fei Yang(5)	40,540,928	20.2	27.5
David Ying Zhang(6)	13,786,900	6.9	9.4
Xiaosong Zhang(7)	*	*	*
Zhi Zhu(8)	*	*	*
Winston Li(9)	*	*	*
All Directors and Executive Officers as a Group	123,507,131	57.0	73.1

Principal Shareholders:
IDG funds(10)	40,540,928	20.2	27.5
Freedom First Holdings Limited	45,909,710	22.1	26.7
CBC Mobile Venture Limited(11)	20,583,161	10.3	14.0
WI Harper INC fund VI Ltd.(12)	13,786,900	6.9	9.4
JAFCO Asia Technology Fund III(13)	13,552,715	6.8	9.2
Hamamelis Holdings Limited	14,900,039	7.3	7.1

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding, which is 200,430,858 as of March 31, 2014, and the number of shares such person or group has the right to acquire upon exercise of option or other right within 60 days after March 31, 2014.
*	Less than 1%.
(1)	Represents 38,895,676 Class B ordinary shares held by Freedom First Holdings Limited, a BVI company wholly owned and controlled by Mr. Yuqiang Deng and 7,014,034 Class A ordinary shares issuable to Mr. Deng upon his exercise of share purchase rights with 60 days after March 31, 2014. The business address of Mr. Deng is Floor 16, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, China.
(2)	Represents 10,028,692 Class B ordinary shares held by Hamamelis Holdings Limited, a BVI company wholly owned and controlled by Mr. Xiangdong Zhang and 4,871,347 Class A ordinary shares issuable to Mr. Zhang upon his exercise of share purchase rights within 60 days after March 31, 2014. The business address of Mr. Zhang is Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, China.
(3)	Represents 4,047,600 Class B ordinary shares held by C-Cycle Limited, a BVI company wholly owned and controlled by Mr. Yingming Chang and 3,394,511 Class A ordinary shares issuable to Mr. Chang upon his exercise of share purchase rights within 60 days after March 31, 2014. The business address of Mr. Chang is Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, China.
(4)	The business address of Mr. Aihua Huang is Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, China.
(5)	Represents (i) 21,428,600 Class B ordinary shares held by IDG Technology Venture Investment III, L.P., (ii) 14,729,964 Class B ordinary shares held by IDG-Accel China Growth Fund L.P., (iii) 3,010,129 Class B ordinary shares held by IDG-Accel China Growth Fund-A L.P., and (iv) 1,372,235 Class B ordinary shares held by IDG-Accel China Investors L.P. We refer to these funds collectively as the IDG funds. Mr. Fei Yang is associated with IDG Technology Venture Investment III, L.P. and IDG-Accel China Growth Fund L.P. and is deemed to have the voting and investment power over shares held by IDG funds. The business address of Mr. Yang is Room 1002, No. 88 Taoyu Road, Tianhe District, Guangzhou, China.
(6)	Represents 13,786,900 Class B ordinary shares held by WI Harper INC Fund VI Ltd. Mr. Zhang is deemed to have the voting and investment power over shares held by WI Harper INC Fund VI Ltd. The business address of Mr. Zhang is Suite 2601, Taikang Financial Tower, No. 38 Yard East 3rd Ring Road, Chaoyang, District, Beijing, China.
(7)	The business address of Mr. Xiaosong Zhang is Building 16, DongQu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China.
(8)	The business address of Mr. Zhi Zhu is No.15, Sanai Center, Guanghuali street, Chaoyang district, Beijing, China.
(9)	The business address of Mr. Winston Li is Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou 510055, China.

(10)	Represents (i) 21,428,600 Class B ordinary shares held by IDG Technology Venture Investment III, L.P., (ii) 14,729,964 Class B ordinary shares held by IDG-Accel China Growth Fund L.P., (iii) 3,010,129 Class B ordinary shares held by IDG-Accel China Growth Fund-A L.P., and (iv) 1,372,235 Class B ordinary shares held by IDG-Accel China Investors L.P. The voting and dispositive power in the shares held by IDG Technology Venture Investment III, L.P., IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P. and IDG-Accel China Investors L.P. are ultimately controlled by Mr. Quan Zhou and Mr. Chi Sing Ho. IDG Technology Venture Investment III, L.P. is incorporated in Delaware. IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P. and IDG-Accel China Investors L.P. are incorporated in the Cayman Islands. The registered address of IDG Technology Venture Investment III, L.P. is the Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The registered address of IDG-Accel China Growth Fund L.P. is Intertrust SPV (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The registered address of IDG-Accel China Growth Fund-A L.P. is Intertrust SPV (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The registered address of IDG-Accel China Investors L.P. is Intertrust SPV (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.
(11)	Represents 20,583,161 Class B ordinary shares. The voting and dispositive power in the shares held by CBC Mobile Venture Limited is controlled by China Broadband Capital Partners L.P., which is ultimately controlled by Mr. Suring Tian. The registered address of CBC Mobile Venture Limited is Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
(12)	Represents 13,786,900 Class B ordinary shares. Mr. David Ying Zhang is deemed to have the voting and investment power over shares held by WI Harper INC Fund VI Ltd., which is ultimately controlled by Pete Yeau-Hwan Liu and Mr. David Ying Zhang, general partners of WI Harper Fund 6. The registered address of WI Harper INC Fund VI Ltd. is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.
(13)	Represents 13,552,715 Class B ordinary shares. JAFCO Asia Technology Fund III is an exempted company organized and existing under the laws of the Cayman Islands and is wholly owned by JAFCO Asia Technology Fund III L.P., a limited partnership established in the Cayman Islands. JAFCO Asia Technology Holdings III Limited, a Cayman Islands company and a wholly-owned subsidiary of JAFCO Investment (Asia Pacific) Ltd, is the sole general partner of JAFCO Asia Technology Fund III L.P. and controls the voting and the investment power over the securities owned by JAFCO Asia Technology Fund IR. JAFCO Asia Technology Holdings III Limited has appointed JAFCO Investment (Asia Pacific) Ltd to manage JAFCO Asia Technology Fund III L.P. and voting and investment power over the securities owned by JAFCO Asia Technology Fund III is exercised by an investment committee and a listed portfolio divestment committee of JAFCO Investment (Asia Pacific) Ltd. As of the date of this prospectus, Messrs. Yoshiyuki Shibusawa, Junitsu Uchikata and Ui Chel Joung are members of such investment committee and Messrs. Shibusawa and Uchikata are members of such listed portfolio divestment committee. Each member of these committees may be deemed to have shared voting and investment power over the securities owned by JAFCO Asia Technology Fund III, and each such person disclaims beneficial ownership of the securities held by JAFCO Asia Technology Fund III, except to the extent of each person’s pecuniary interest therein. JAFCO Investment (Asia Pacific) Ltd is wholly owned by JAFCO Co., Ltd., a public company listed on the Tokyo Stock Exchange. The registered address of JAFCO Asia Technology Fund III is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

As of March 31, 2014, 200,430,858 of our ordinary shares were issued and outstanding, including 141,435,672 Class B ordinary shares and 58,995,186 Class A ordinary shares. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of March 31, 2014, 21,428,600 Class B ordinary shares and 48,300,000 Class A ordinary shares representing approximately 34.8% of our total outstanding shares were held by two record holders in the United States, which includes 48,300,000 Class A ordinary shares held of record by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See “ — B. Compensation of Directors and Executive Officers — Employee Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. — Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

The PRC government extensively regulates foreign ownership of, and the licensing and permit requirements pertaining to, companies that provide internet-based services such as our GO platform. To comply with these restrictions, we conduct our operations primarily through contractual arrangements between Jiubang Computer, our PRC subsidiary, and Jiubang Digital, Sanju Advertising, Hengye software and Zhiteng Computer, our variable internal entities and their respective shareholders.

The following is a summary of the currently effective contractual arrangements, as amended and restated, among Sungy Mobile Limited, formerly known as Sungy Data Ltd., Jiubang Computer, Jiubang Digital and its shareholders and subsidiaries. Except explicitly indicated otherwise below, the contractual arrangements among Sungy Mobile Limited, Jiubang Computer, Sanju Advertising and its shareholders, the contractual arrangements among Sungy Mobile Limited, Jiubang Computer, Hengye Software and its shareholders, and the contractual arrangements among Sungy Mobile Limited, Jiubang Computer, Zhiteng Computer and its shareholders are substantially the same as the contractual arrangements among Sungy Mobile Limited, Jiubang Computer, Jiubang Digital and its shareholders and subsidiaries.

Contractual Arrangements with Jiubang Digital

Master Exclusive Service Agreement

Under the master exclusive service agreement between Jiubang Computer and Jiubang Digital and its subsidiaries, Jiubang Computer has the exclusive right to provide Jiubang Digital and its subsidiaries services related to Jiubang Digital’s business, including but not limited to technology development, technical consulting services, network development, updating and daily maintenance, market research and consulting services. Jiubang Computer has the right to determine the service fees based on the technical difficulty and complexity of the services and the actual labor costs it incurs for providing the services during the relevant period. The term of this agreement is ten years and will be automatically extended upon the expiration. Jiubang Computer may terminate the agreement at any time with a 30-day prior written notice to Jiubang Digital, whereas none of Jiubang Digital and its subsidiaries can terminate this agreement.

Business Cooperation Agreement

Pursuant to the business cooperating agreement by and among Sungy Mobile Limited, Jiubang Computer, Jiubang Digital’s shareholders, including Sanju Advertising, Mr. Yuqiang Deng and Mr. Xiangdong Zhang, Jiubang Digital and its subsidiaries, Jiubang Digital and its subsidiaries shall accept and follow our suggestions on their daily operations and financial management. The nominee shareholders of Jiubang Digital must appoint candidates recommended by us as Jiubang Digital’s board of directors, and Jiubang Digital must appoint candidates recommended by us as the directors of Jiubang Digital’s subsidiaries. Also, we have the right to appoint senior executives of Jiubang Digital and its subsidiaries. In addition, Jiubang Digital and its subsidiaries agree not to engage in any transaction that may materially affect their assets, obligations, rights or operation without our prior written consent. To ensure sufficient cashflow required by the business operations of Jiubang Digital, Sungy Mobile Limited agrees that it will, to the extent permissible under PRC law, through itself or any party designated by it, provide financial support to Jiubang Digital. The agreement shall be in effect as long as Jiubang Digital exists. None of Jiubang Digital, its shareholders and subsidiaries can terminate this agreement. Jiubang Computer may terminate the agreement by providing a 30-day prior written notice to Jiubang Digital and its shareholders.

Proxy Agreement and Power of Attorney

Under the proxy agreement and power of attorney by and among Sungy Mobile Limited, Jiubang Computer, Jiubang Digital and its shareholders, including Sanju Advertising, Mr. Yuqiang Deng and Mr. Xiangdong Zhang, each of Jiubang Digital’s shareholders irrevocably nominates, appoints and constitutes Sungy Mobile Limited as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of its equity interests in Jiubang Digital. Each shareholder further covenants with and undertakes that, if the shareholder receives any dividends, interest, any other forms of capital distributions, residual assets upon liquidation, or proceeds or consideration from the transfer of equity interest as a result of, or in connection with, such shareholder’s equity interests in Jiubang Digital, the shareholder shall, to the extent permitted by applicable laws, remit all such dividends, interest, capital distributions, assets, proceeds or consideration to Jiubang Computer or Sungy Mobile Limited, to the extent permitted by law, without any compensation. The proxy agreement and power of attorney will remain effective as long as Jiubang Digital exists. Jiubang Digital’s shareholders do not have the right to terminate this agreement or revoke the appointment of the attorney-in-fact without the prior written consent of Sungy Mobile Limited.

Loan Agreements

Under loan agreements by and among Jiubang Computer, Jiubang Digital and each of the individual shareholders of Jiubang Digital, Jiubang Computer made interest-free loans in an aggregate amount of RMB10.0 million to the two individual shareholders of Jiubang Digital exclusively for the purpose of the capital contribution of Jiubang Digital. The loans can only be repaid with the proceeds derived from the sale of all of the equity interests in Jiubang Digital to Jiubang Computer or its designated representatives pursuant to the equity option agreement. Each of the loan agreements has an indefinite term until the full repayment of the loan thereunder.

Except the foregoing, there are not any other loan agreements between our subsidiaries and shareholders of our variable interest entities.

Exclusive Option Agreement

Under the exclusive option agreement between Sungy Mobile Limited, Jiubang Computer, Jiubang Digital and its shareholders, Sungy Mobile Limited has the right to require each of the shareholders to transfer to Sungy Data Ltd., Jiubang Computer or a third party designated by Sungy Mobile Limited, to the extent permitted under PRC law, all or part of such shareholder’s equity interests in Jiubang Digital. Also, Sungy Mobile Limited has the right to require Jiubang Digital to transfer any and all of its assets to Jiubang Computer or a third party designated by Sungy Mobile Limited and has the sole discretion as to when to exercise such options, either in part or in full. Without Sungy Mobile Limited’s prior written consent, Jiubang Digital’s shareholders shall not transfer their equity interests in Jiubang Digital, and Jiubang Digital shall not transfer its assets. The transfer price will be the minimum amount of consideration permitted under PRC law at the time of such share transfer. The agreement will remain effective as long as Jiubang Digital exists. Sungy Mobile Limited and Jiubang Computer may terminate the agreement at any time with a ten-day prior written notice to Jiubang Digital and its shareholders, whereas none of Jiubang Digital and its shareholders can terminate this agreement.

Equity Pledge Agreement

Under the equity pledge agreement between Jiubang Computer, Jiubang Digital and its shareholders, the shareholders of Jiubang Digital have pledged all of their equity interests in Jiubang Digital to Jiubang Computer to guarantee the performance of all the obligations of Jiubang Digital and its shareholder and subsidiaries under the master exclusive service agreement, business cooperation agreement, loan agreements and exclusive option agreement. This pledge will remain effective until all the guaranteed obligations are performed or all the principal agreements are terminated.

Spousal Consent Letters

Pursuant to spousal consent letters, the spouse of each of Mr. Yuqiang Deng and Mr. Yingming Chang acknowledged that certain equity interests in Jiubang Digital (directly or through Sanju Advertising) held by and registered in the name of her spouse will be disposed of pursuant to relevant arrangements under the business cooperation agreement, the proxy agreement and power of attorney, the exclusive option agreement, the equity pledge agreement and the loan agreement. These spouses undertake not to take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interests constitute communal property of marriage.

Transactions with Affiliates

Our co-founders, Mr. Yuqiang Deng and Mr. Xiangdong Zhang, borrowed RMB3,511,093 and RMB1,265,454, respectively, from our company in 2012. The outstanding amounts due to us from Mr. Deng and Mr. Zhang as of December 31, 2012 were non-interest bearing and were repaid to us in full in cash on August 21, 2013. Mr. Zhang borrowed an additional RMB517,500 from our company during the six-month period ended June 30, 2013 and subsequently repaid the full amount in cash on August 30, 2013.

Shareholders Agreements

We entered into our second amended and restated shareholders agreement in September 2013 and a supplementary agreement in October 2013 with our shareholders, which consist of holders of ordinary shares, series A, series B and series C preferred shareholders.

Under this shareholders agreement, series A, series B and series C preferred shareholders, subject to certain conditions, have a right of first refusal with respect to any issuance of new shares by us, excluding the issuance of securities in connection with our initial public offering, under our 2006 Plan and 2010 Plan. In addition, Series A, Series B and Series C preferred shareholders have a right of first refusal and a co-sale right with respect to any transfer of our shares by other shareholders, and holders of more than 80% of our preferred shares also have a drag-along right with respect to the disposition of all or substantially all of the company’s assets or business or a change of control of our company.

Except for the registration rights, all preferred shareholders’ rights were terminated upon the completion of our initial public offering.

Registration Rights in Connection with Pre-IPO Financings

Pursuant to our current second amended and restated shareholders agreement dated September 1, 2013, as amended, we have granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued or issuable pursuant to conversion of our preferred shares. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. (1) holders of at least 80% of our outstanding registrable securities or (2) any time after six months following the completion of our initial public offering, holders of at least 25% of our outstanding registrable securities, have the right to demand that we file a registration statement covering the registration of all or a part of registrable securities then outstanding. We, however, are not obligated to effect a demand registration if we have effected three demand registrations and such registration have been declared effective. We have the right to defer filing of a registration statement for a period of not more than 60 days after the receipt of the request of the initiating holders if our president or chief executive officer determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other securities during such 60-day period. Further, if the registrable securities are offered by means of an underwriting and the underwriter advises the initiating holders in writing that marketing factors require a limitation of the number of securities to be underwritten, the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities each holder requesting registration is entitled to include in the offering.

Piggyback Registration Rights. If we propose to publicly offering our ordinary shares for our own account or for the account of a security holder, other than relating to any employee benefit plan or a corporate reorganization or a registration in which the only securities being registered are ordinary shares issuable upon conversion of debt securities are also being registered, we must offer holders of our registrable securities an opportunity to include in the registration all or any part of their registrable securities. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriters may decide to exclude shares from the registration and the underwriting and to allocate the number of securities first to us and second to each of holders requesting for the inclusion of their registrable securities on a pro rata basis based on the total number of registrable securities held by each such holder and third, to holders of other securities of our company, provided that (1) only in our initial public offering may any registrable securities be excluded from such offering, and (2) in the case of any of our public offering subsequent to the initial public offering, the number of securities of selling holders of registrable securities may not be reduced below 25% of the aggregate number of registrable securities requested to be included in such offering.

Form F-3 Registration Rights. Holders have the right to request that we effect registration statements on Form F-3 at any time after our initial public offering. We, however, are not obligated to effect such registration if, among other things, (1) Form F-3 is not available for such offering by the holders of registrable securities, (2) the aggregate anticipated price of such offering is less than US$0.5 million, and (3) we have effected a registration within the six-month period preceding the date of such request for Form F-3 registration. We have the right to defer filing of a Form F-3 registration statement for a period of not more than 60 days after the receipt of the request of relevant holders if our president or chief executive officer determines in good faith that filing of such registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other securities during such 60-day period.

Expenses of Registration. We will bear all registration expenses and the fees of a single counsel for the selling holders incurred in connection with any demand, piggyback or F-3 registration. All the registration expenses incurred other than the demand, piggyback, or F-3 registration, will be apportioned among the selling holders and the company. We are also not required to pay for any expenses of any registration proceeding begun in response to holders’ exercise of their demand registration rights if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, subject to a few exceptions.

Termination of Obligations. We have no obligation to effect any demand, piggyback or Form F-3 registration upon the earlier of (i) the fifth anniversary after the completion of our initial public offering; and (ii) as to any registrable security holder, at such time as all registrable securities owned by such holder may be sold in any three-month period without registration pursuant to Rule 144 under the Securities Act.

Registration Rights in Connection with Concurrent Private Placement

Under the registration rights agreements entered into on November 8, 2013 in connection with our concurrent private placement of Class A ordinary shares, we have granted certain registration rights to investors in the private placement, Qihoo 360 and the subsidiary of Kingsoft, both of which we will refer to as investors below. Set forth below is a description of these registration rights.

Demand registration rights. At any time starting from six (6) months after November 8, 2013, the investors will have the right to demand that we file a registration statement covering the registration of all or a part of the registrable securities they hold on a form other than Form F-3. We, however, are not obligated to effect a demand registration if we have already effected a demand registrations and such registration has been declared effective. We have the right to defer filing of a registration statement for up to 60 days after the receipt of the request of the initiating holders if our president or chief executive officer determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other securities during such 60-day period. Further, if the registrable securities are offered by means of an underwriting and the underwriter advises the initiating holders in writing that marketing factors require a limitation of the number of securities to be underwritten, the number of the registrable securities will be allocated among the investors on a pro rata basis according to the number of registrable securities each investor requesting registration is entitled to include in the offering.

Piggyback registration rights. If we propose to register any of our shares under the Securities Act in connection with the public offering of such securities, we must offer the investors an opportunity to include in the registration all or any part of their securities that each investor may request to be registered.

Form F-3 Registration Rights. At any time starting from six (6) months after November 8, 2013, the investors will have the right to request that we effect registration statements on Form F-3. We, however, are not obligated to effect such registration if, among other things, (1) Form F-3 is not available for such offering by the holders of registrable securities, (2) the aggregate anticipated price of such offering is less than US$0.5 million, and (3) we have effected a registration within the six-month period preceding the date of such request for Form F-3 registration. We have the right to defer filing of a Form F-3 registration statement for up to 60 days after the receipt of the request of relevant holders if our president or chief executive officer determines in good faith that filing of such registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other securities during such 60-day period. Further, if the registrable securities are offered by means of an underwriting and the underwriter advises the initiating holders in writing that marketing factors require a limitation of the number of securities to be underwritten, the number of the registrable securities will be allocated among the investors on a pro rata basis according to the number of registrable securities each investor requesting registration is entitled to include in the offering.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Employee Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of share-based compensation awards we have granted to our directors, officers and other individuals as a group.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are not currently a party to any pending material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business or operations. However, we may be subject to various legal proceedings and claims that are incidental to our ordinary course of business.

Dividend Policy

We have not paid dividend in the past and do not have any present plan to pay any dividend in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may receive dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 3. Key information—D. Risk Factors—Risks Relating to Our Corporate Structure and Our Industry—Our PRC subsidiaries and PRC consolidated affiliated entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements” and “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Regulation of Foreign Currency Exchange and Dividend Distribution .”

Our board of directors has discretion on whether to distribute dividends, subject to the applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities — D. American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

See “— C. Markets” and “Item 12. Description of Securities other than Equity Securities — D. American Depositary Shares.” We have a dual-class common share structure in which Class A ordinary shares have different voting rights than Class B ordinary shares. Class B ordinary shares are each entitled to ten votes, whereas Class A ordinary shares are each entitled to one vote. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs — Our dual class common share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing six Class A ordinary shares, have been listed on the NASDAQ Global Market since November 22, 2013 and trade under the symbol “GOMO”. The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods indicated.

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2013 (from November 22, 2013)	22.17	12.4

Quarterly Highs and Lows
Fourth Fiscal Quarter of 2013 (from November 22, 2013)	22.17	12.4
First Fiscal Quarter of 2014	33.87	18.12
Second Fiscal Quarter of 2014 (until April 28, 2014)	25.20	16.26

Monthly Highs and Lows
November 2013 (from November 22, 2013)	17.5	12.4
December 2013	22.17	13.6
January 2014	25.67	28.12
February 2014	28.49	19.5
March 2014	33.87	19.25
April 2014 (until April 28, 2014)	25.20	16.26

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, referred to as the Companies Law below. The following are summaries of certain provisions of our memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The memorandum of association provides, inter alia, that the liability of the members of our company is limited to the amount, if any, for the time being unpaid on the ordinary shares. The objects for which our company is established are unrestricted, and we shall have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands and in view of the fact that we are an exempted company, we will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of our business carried on outside the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Duties of Directors” and “— Terms of Directors and Officers.”

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

(a)	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

(b)	the date on which the name of any person was entered on the register as a member; and

(c)	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors (provided always that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account).

Conversion

Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.

Voting Rights

On a show of hands each shareholder is entitled to one vote or, on a poll, each holder of Class A ordinary shares is entitled to one vote, while each holder of Class B ordinary shares is entitled to ten votes, voting together as one class on all matters that require a shareholder’s vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy. Rule 5640 of the NASDAQ Stock Market Marketplace Rules states that voting rights of existing shareholders of publicly traded common stock cannot be disparately reduced or restricted through any corporate action or issuance. The fact that we allow shareholders to vote by show of hands unless a poll is demanded is not in compliance with this rule. However, Maples and Calder, our counsel as to Cayman Islands law, has confirmed that the Companies Law does not require us to follow or comply with the requirements set out in Rules 5640 as referred to above, and there are also no such requirements under the seventh amended and restated memorandum and articles of association which became effective immediately upon completion of our initial public offering. In addition, NASDAQ has reviewed and granted us home country exemption with respect to this point. Therefore, we intend to follow home country practice in lieu of Rule 5640 as referred to above.

Maples and Calder, our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Law and not inconsistent with common law. Maples and Calder has confirmed that the inclusion in the articles of provisions giving weighted voting rights to specific shareholders generally or on specific resolutions is not prohibited by the Companies Law. Further, weighted voting provisions have been held to be valid as a matter of English common law and therefore it is expected that such would be upheld by a Cayman Islands court.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the ordinary shares transferred are free of any lien in favor of us;

•	any fee related to the transfer has been paid to us; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Additionally, on the requisition of shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board shall convene an extraordinary general meeting. Advance notice of at least fourteen calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company. Rule 5620(c) of the NASDAQ Stock Market Marketplace Rules states that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, provided that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the company’s common voting stock. The fact that we set shareholder meeting quorum at not less than one-third in nominal value of the total issued voting shares in our company is not in compliance with this rule. However, Maples and Calder, our counsel as to Cayman Islands law, has confirmed that the Companies Law does not require us to follow or comply with the requirements set out in Rules 5620(c) as referred to above, and there are also no such requirements under the seventh amended and restated memorandum and articles of association which has become effective immediately upon completion of our initial public offering. In addition, NASDAQ has reviewed and granted us home country exemption with respect to this point. Therefore, we intend to follow home country practice in lieu of Rule 5620(c) as referred to above.

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our articles provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. An appointment of a director may be on terms that the director will automatically retire from office at the next or a subsequent annual general meeting or upon any specified event or after any specified period. A director whose term of office expires is eligible for re-election at a meeting of the shareholders or re-appointment by our board.

Our articles provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum are appointed by shareholders by way of ordinary resolution.

A director may be removed with or without cause by ordinary resolution. The notice must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Proceedings of Board of Directors

Our articles provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our articles provide that the board may from time to time at its discretion exercise all powers of our company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not required to be open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described elsewhere in “Item 4. Information on the Company — B. Business Overview,” “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions,” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Regulation of Foreign Currency Exchange and Dividend Distribution.”

E.	Taxation

Cayman Islands Taxation

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Discussion of Selected Statements of Operations Items—Taxation—Cayman Islands.”

People’s Republic of China Taxation

Under the existing tax laws in the PRC, we are qualified as a non-resident enterprise. We are a holding company incorporated in the Cayman Islands; our holding company holds 100% of the equity interests in Jiubang Computer and indirectly holds 100% of the equity interests in Beijing XMedia Science and Technology Co., Ltd. Our business operations are principally conducted through our PRC subsidiaries and our PRC variable interest entities. The PRC Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%.

If the PRC tax authorities determine that Sungy Mobile Limited, our Cayman Islands holding company, is a PRC resident enterprise for enterprise income tax purposes, our world-wide income could be subject to PRC tax at a rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the PRC Enterprise Income Tax Law, we cannot assure you that dividends by our PRC subsidiaries to our Cayman holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. In addition, ADS holders may be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or Class A ordinary shares by a U.S. holder (as defined below) that acquires our ADSs or Class A ordinary shares and holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this summary does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

General

For purposes of this summary, a “U.S. holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ADSs or Class A ordinary shares.

For United States federal income tax purposes, U.S. holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to United States federal income tax. A U.S. holder’s tax basis in withdrawn Class A ordinary shares will be the same as in the ADSs surrendered, and the holding period of withdrawn Class A ordinary shares will include the period during which the holder held the surrendered ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or “PFIC”, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our PRC variable interest entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

While we do not expect to be a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2013, there is a risk that we may become a PFIC for our current taxable year ending December 31, 2014 and future taxable years because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or Class A ordinary shares. Accordingly, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. It is also possible that the Internal Revenue Service (the “IRS”) may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets . Under circumstances where we determine not to deploy significant amounts of cash for active purposes or not to treat our PRC variable interest entities as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or Class A ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The

United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Under current IRS guidance, our ADSs will be considered readily tradable on NASDAQ, which is an established securities market in the United States, for as long as the ADSs continue to be listed on such exchange. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our Class A ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC “resident enterprise” and are liable to pay tax under the PRC Enterprise Income Tax Law, we should be eligible for the benefits of the United States-PRC income tax treaty, which the Secretary of Treasury of the United States has determined is satisfactory for purposes of clause (a) above and which includes an exchange of information provision. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would generally be eligible for the reduced rate of taxation applicable to qualified dividend income whether or not such shares are readily tradable on an established securities market in the United States. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. Each U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Class A ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. Each U.S. holder is advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or Class A ordinary shares;

•	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. holder for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on NASDAQ. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends”, dividends that we pay on our ADSs or Class A ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, such holder is required to file an annual report containing such information as the United States Treasury Department may require and will generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

Certain U.S. holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or Class A ordinary shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our initial public offering of our Class A ordinary shares represented by ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934 or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year which is December 31. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

For a listing of our significant subsidiaries, see “Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

The revenues and expenses of our subsidiaries and PRC consolidated affiliated entities are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. Our financing activities are denominated in U.S. dollars.

To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. Although our exposure to foreign exchange risks is generally limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC and exchange of foreign currencies into Renminbi require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the Renminbi against the U.S. dollar in the following three years. During the period between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. Since then, the Renminbi has started to slowly appreciate against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how long the current situation may last and when and how this relationship between the Renminbi and the U.S. dollar may change again. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert the Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index, or CPI, in China was 4.9%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees and expenses charged by it or its agent so appointed in connection with such conversion; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The Depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the Depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-191846) for our initial public offering of 8,050,000 ADSs, representing 48,300,000 Class A ordinary shares, which registration statement was declared effective by the SEC on November 21, 2013.

As of December 31, 2013, in connection with the issuance and distribution of the ADSs, we received proceeds of approximately US$84.0 million from our initial public offering, net of US$6.3 million for underwriting discounts and commissions. We paid US$2.5 million for other related costs.

For the period from the effective date to December 31, 2013, we did not use a substantial portion of the net proceeds received from our initial public offering.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officers and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2013, our disclosure controls and procedures were effective for the reasons set forth in “Internal Control over Financial Reporting” below.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

Prior to our initial public offering in November 2013, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements as of and for the years ended December 31, 2011 and 2012, we and our auditors, an independent registered public accounting firm, noted one material weakness and two significant deficiencies in our internal control over financial reporting. The material weakness identified was due to insufficient accounting personnel with appropriate U.S. GAAP knowledge for financial information processing and reporting. The significant deficiencies identified related to (i) the lack of safeguarding controls over the use of our company’s assets and (ii) information technology general control, or ITGC, deficiencies. We have taken measures to remedy the deficiencies, subsequently, in connection with the preparation and audit of our consolidated financial statements for the year ended December 31, 2013, we were in the view that the significant deficiency relating to the lack of controls over use of our assets was remedied and the aforementioned material weakness and the other significant deficiency still exists.

We implemented certain steps to improve our internal control over financial reporting:

•	In July 2013, we appointed a new chief financial officer to lead our accounting and financial reporting department. Our new chief financial officer has extensive working experience involving a number of U.S.-listed companies.

•	In 2013, we hired additional staff for the finance department who worked for a Big Four international accounting firm and have U.S. GAAP experience, and plan to hire more staff who have U.S. GAAP experience.

•	We intend to periodically evaluate the sufficiency of our accounting resources and needs for recruiting additional personnel and provide our accounting staff with regular U.S. GAAP training.

•	We intend to establish an internal audit function, establish strategies for further implementation of internal audit work and hire additional accounting staff with U.S. GAAP experience, U.S. CPA certificate, extensive accounting work experience or experience working in Big Four international accounting firms.

•	We are in the process of developing and implementing a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies. We intend to continually and systematically evaluate, appraise, enhance and improve these policies and procedures to meet updated U.S. GAAP requirements and our reporting obligations as an U.S.-listed company. We expect that these accounting policies and financial reporting procedures will be carried out by a qualified supporting staff overseen by our chief financial officer, who will be responsible for the final results and the quality of implementation.

•	We have established an independent audit committee to supervise the above measures, and appointed a qualified financial expert as chairman of our audit committee.

•	We are in the process of implementing a set of policies and procedures to address our ITGC deficiencies.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Changes in Internal Control Over Financial Reporting

Except for the matters described above to improve our internal control over financial reporting, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM  16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Xiaosong Zhang is our audit committee financial expert, who is an independent director under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 of the Exchange Act. Mr. Zhang is the chairman of our audit committee.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officers, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1, as amended, which was originally filed with the SEC on October 22, 2013 and subsequently amended and filed with this annual report. We have posted a copy of our code of business conduct and ethics on our website at ir.sungymobile.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen (SGP), our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods other than those indicated below.

	For the Year Ended December 31,
	2012	2013
	RMB	RMB	US$
	(in thousands)
Audit fees (1)	—	600	99
Audit-related fees (2)	—	4,420	730
Tax fees (3)	—	100	17

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services in relation to our initial public offering, which mainly included review of our registration statements and issuance of comfort letter to our underwriters.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance.

The policy of our audit committee or board of directors is to pre-approve all audit and non-audit services provided by KPMG Huazhen (SGP), including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee or board of directors has pre-approved all of our audit services, audit-related services and tax services for the year ended December 31, 2013.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq Stock Market Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Sungy Mobile Limited. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

2.4	Second Amended and Restated Shareholders’ Agreement dated September 1, 2013 and the supplementary agreement dated October 8, 2013 among the Registrant, its ordinary shareholders, preferred shareholders and other parties named therein (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.1	Amended and Restated 2006 Global Share Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File. No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.2	Amended and Restated 2010 Global Share Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.3	Form of Indemnification Agreement between the Registrant and its director and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

Exhibit Number	Description of Document

4.5	Business Cooperation Agreement among Sungy Mobile Limited, formerly known as Sungy Data Ltd, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Jiubang Digital Technology Co., Ltd. and its shareholders and subsidiaries (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.6	Proxy Agreement and Power of Attorney among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Jiubang Digital Technology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.7	Master Exclusive Services Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Jiubang Digital Technology Co., Ltd. and its subsidiaries (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.8	English Translation of the Loan Agreements among Jiubang Computer Technology (Guangzhou) Co., Ltd., Yuqiang Deng and Guangzhou Jiubang Digital Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.9	English Translation of the Loan Agreements among Jiubang Computer Technology (Guangzhou) Co., Ltd., Xiangdong Zhang and Guangzhou Jiubang Digital Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.10	Exclusive Option Agreement among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Jiubang Digital Technology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.11	Equity Pledge Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Jiubang Digital Technology Co., Ltd. and its shareholders (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.12	Business Cooperation Agreement among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Sanju Advertising Media Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.13	Proxy Agreement and Power of Attorney among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Sanju Advertising Media Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.14	Master Exclusive Services Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd. and Guangzhou Sanju Advertising Media Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

Exhibit Number	Description of Document

4.15	Exclusive Option Agreement among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Sanju Advertising Media Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.16	Equity Pledge Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Sanju Advertising Media Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.17	Business Cooperation Agreement among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Hengye Software Technology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.18	Proxy Agreement and Power of Attorney among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Hengye Software Technology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.19	Master Exclusive Services Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd. and Guangzhou Hengye Software Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.20	Exclusive Option Agreement among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Hengye Software Technology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.21	Equity Pledge Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Hengye Software Technology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.22	Business Cooperation Agreement among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Zhiteng Computer Technology Co., Ltd., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.23	Proxy Agreement and Power of Attorney among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Zhiteng Computer Technology Co., Ltd., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.24	Master Exclusive Services Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd. and Guangzhou Zhiteng Computer Technology Co., Ltd., Ltd. (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

Exhibit Number	Description of Document

4.25	Exclusive Option Agreement among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Zhiteng Computer Technology Co., Ltd., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.26	Equity Pledge Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Zhiteng Computer Technology Co., Ltd., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.27	Spousal Consent issued by the spouse of Yuqiang Deng (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.28	Spousal Consent issued by the spouse of Yingming Chang (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.29	Supplementary Agreement to Certain Documents in Relation to Variable Interest Entities among Sungy Mobile Limited, its variable interest entities and other parties named therein (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.30	2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.31	Subscription Agreement between Sungy Mobile Limited and Qihoo 360 Technology Co. Ltd. (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.32	Registration Rights Agreement between Sungy Mobile Limited and Qihoo 360 Technology Co. Ltd. (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.33	Subscription Agreement between Sungy Mobile Limited and Cheetah Technology Corporation Limited (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.34	Registration Rights Agreement between Sungy Mobile Limited and Cheetah Technology Corporation Limited (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.35*	Purchasing Agreement between Sungy Mobile Limited, GetJar Networks Limited and other parties thereto dated February 7, 2014

8.1*	List of Significant Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

Exhibit Number	Description of Document

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Jun He Law Offices

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith
***	To be furnished by amendment

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2014	SUNGY MOBILE LIMITED

	By:	/s/ Yuqiang Deng
	Name:	Yuqiang Deng
	Title:	Chairman and Chief Executive Officer

SUNGY MOBILE LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Sungy Mobile Limited

We have audited the accompanying consolidated balance sheets of Sungy Mobile Limited and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income (loss), changes in equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sungy Mobile Limited and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG Huazhen (SGP)

Beijing, China
April 29, 2014

SUNGY MOBILE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2012	2013
	RMB	RMB	US$
ASSETS
Current assets:
Cash (including cash of VIEs of RMB48,046,536 and RMB52,345,013 as of December 31, 2012 and 2013, respectively)	83,598,378	759,388,415	125,442,030
Short-term investment (including short-term investment of VIEs of nil and RMB1,500,000 as of December 31, 2012 and 2013, respectively)	—	12,500,000	2,064,853
Accounts receivable, net (including accounts receivable, net of VIEs of RMB46,339,590 and RMB68,544,138 as of December 31, 2012 and 2013, respectively)	46,341,590	84,344,499	13,932,719
Amount due from related parties	3,310,909	—	—
Prepaid expenses and other current assets (including prepaid expenses and other current assets of VIEs of RMB10,228,548 and RMB11,747,964 as of December 31, 2012 and 2013, respectively)	10,483,930	14,545,788	2,402,793
Deferred income tax assets (including deferred income tax assets of VIEs of RMB6,903,561 and RMB11,902,908 as of December 31, 2012 and 2013, respectively)	6,903,561	16,421,037	2,712,562

Total current assets	150,638,368	887,199,739	146,554,957

Property and equipment, net (including property and equipment, net of VIEs of RMB7,877,323 and RMB8,902,848 as of December 31, 2012 and 2013, respectively)	8,635,729	9,214,738	1,522,166
Intangible assets, net (including intangible assets, net of VIEs of RMB1,489,031 and RMB2,070,778 as of December 31, 2012 and 2013, respectively)	1,489,031	2,070,778	342,068
Other non-current assets (including other non-current assets of VIEs of RMB3,555,345 and RMB4,354,820 as of December 31, 2012 and 2013, respectively)	3,555,345	4,518,314	746,372

Total assets	164,318,473	903,003,569	149,165,563

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable (including accounts payable of VIEs of RMB5,056,562 and RMB9,291,942 as of December 31, 2012 and 2013, respectively)	5,056,562	9,354,988	1,545,334
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs of RMB38,890,746 and RMB44,224,588 as of December 31, 2012 and 2013, respectively)	39,356,316	50,797,381	8,391,129
Income tax payable (including income tax payable of VIEs of nil and RMB7,860,663 as of December 31, 2012 and 2013, respectively)	—	7,860,663	1,298,489

Total current liabilities	44,412,878	68,013,032	11,234,952

Non-current liabilities (including non-current liabilities of VIEs of RMB2,220,000 and nil as of December 31, 2012 and 2013, respectively)	2,220,000	—	—

Total liabilities	46,632,878	68,013,032	11,234,952

Redeemable Series A convertible preferred shares	21,940,700	—	—
Redeemable Series B convertible preferred shares	159,973,556	—	—
Redeemable Series C convertible preferred shares	265,213,659	—	—

Shareholders’ equity (deficit):
Class A ordinary shares:
US$0.0001 par value: 850,000,000 shares authorized; nil and 58,995,186 shares issued and outstanding as of December 31, 2012 and 2013	—	36,211	5,982
Class B ordinary shares:
US$0.0001 par value: 150,000,000 shares authorized; 51,880,468 and 141,435,672 shares issued and outstanding as of December 31, 2012 and 2013	42,360	97,272	16,068
Additional paid-in capital	—	1,111,259,393	183,566,975
Accumulated other comprehensive income	40,335,417	45,021,487	7,437,020
Accumulated deficit	(369,820,097)	(321,423,826)	(53,095,434)

Total shareholders’ equity (deficit)	(329,442,320)	834,990,537	137,930,611

Commitments and contingencies	—	—	—

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficit)	164,318,473	903,003,569	149,165,563

The accompanying notes are an integral part of these consolidated financial statements.

SUNGY MOBILE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Revenues	96,594,538	185,218,681	328,843,318	54,321,046
Cost of revenues	(46,617,793)	(74,813,098)	(94,144,743)	(15,551,604)

Gross profit	49,976,745	110,405,583	234,698,575	38,769,442

Research and development expenses	(30,190,352)	(34,041,250)	(46,641,102)	(7,704,561)
Selling and marketing expenses	(35,305,268)	(45,914,065)	(47,293,583)	(7,812,343)
General and administrative expenses	(23,224,454)	(25,614,849)	(51,246,338)	(8,465,292)

Operating income (loss)	(38,743,329)	4,835,419	89,517,552	14,787,246

Change in fair value of warrants	(2,356,037)	—	—	—
Share of losses of equity method investments	(3,744,390)	(1,072,946)	—	—
Impairment loss on equity method investments	(389,270)	—	—	—
Gain on disposal of an equity method investment	—	4,182,485	—	—
Investment income on short-term investment	2,251,269	124,862	360,750	59,592
Interest income	205,715	194,643	279,777	46,216

Income (loss) before income taxes	(42,776,042)	8,264,463	90,158,079	14,893,054
Income tax benefit	—	6,903,561	1,656,813	273,686

Net income (loss)	(42,776,042)	15,168,024	91,814,892	15,166,740

Accretion of redeemable convertible preferred shares	(55,220,717)	(58,232,795)	(50,711,382)	(8,376,924)

Net income (loss) applicable to common stock	(97,996,759)	(43,064,771)	41,103,510	6,789,816

Basic earnings (loss) per ordinary share	(1.89)	(0.83)	0.28	0.05

Diluted earnings (loss) per ordinary share	(1.89)	(0.83)	0.27	0.04

Net income (loss)	(42,776,042)	15,168,024	91,814,892	15,166,740

Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	18,113,956	1,334,554	4,686,070	774,083

Comprehensive income (loss)	(24,662,086)	16,502,578	96,500,962	15,940,823

The accompanying notes are an integral part of these consolidated financial statements.

SUNGY MOBILE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity (Deficit)

	Number of		Number of
	Shares	Amount	Shares	Amount
				RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011			51,880,468	42,360	—	20,886,907	(229,476,544)	(208,547,277)
Net loss	—	—	—	—	—	—	(42,776,042)	(42,776,042)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	18,113,956	—	18,113,956
Share-based compensation	—	—	—	—	291,894	—	—	291,894
Accretion of redeemable convertible preferred shares	—	—	—	—	(291,894)	—	(54,928,823)	(55,220,717)

Balance as of December 31, 2011	—	—	51,880,468	42,360	—	39,000,863	(327,181,409)	(288,138,186)
Net income	—	—	—	—	—	—	15,168,024	15,168,024
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	1,334,554	—	1,334,554
Share-based compensation	—	—	—	—	426,083	—	—	426,083
Accretion of redeemable convertible preferred shares	—	—	—	—	(426,083)	—	(57,806,712)	(58,232,795)

Balance as of December 31, 2012	—	—	51,880,468	42,360	—	40,335,417	(369,820,097)	(329,442,320)
Net income	—	—	—	—	—	—	91,814,892	91,814,892
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	4,686,070	—	4,686,070
Repurchase and cancellation of ordinary shares	—	—	(575,300)	(414)	(2,499,940)	—	—	(2,500,354)
Ordinary shares issued in connection with exercise of share options	—	—	3,452,400	2,123	—	—	—	2,123
Issuance of ordinary shares, upon initial public offering (“IPO”), net of issuance cost of RMB60,729,250	48,300,000	29,647	—	—	493,624,834	—	—	493,654,481
Concurrent private placement issuance of ordinary shares in connection with IPO	10,695,186	6,564			122,759,988			122,766,552
Conversion of redeemable Series A convertible preferred shares to ordinary shares	—	—	21,428,600	13,153	23,047,229	—	—	23,060,382
Conversion of redeemable Series B convertible preferred shares to ordinary shares	—	—	34,226,200	21,008	169,411,155	—	—	169,432,163
Conversion of redeemable Series C convertible preferred shares to ordinary shares	—	—	31,023,304	19,042	294,386,344	—	—	294,405,386
Share-based compensation	—	—	—	—	17,822,544	—	—	17,822,544
Accretion of redeemable convertible preferred shares	—	—	—	—	(7,292,761)	—	(43,418,621)	(50,711,382)

Balance as of December 31, 2013	58,995,186	36,211	141,435,672	97,272	1,111,259,393	45,021,487	(321,423,826)	834,990,537

Balance as of December 31, 2013 — US$		5,982		16,068	183,566,975	7,437,020	(53,095,434)	137,930,611

The accompanying notes are an integral part of these consolidated financial statements.

SUNGY MOBILE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Operating activities:
Net income (loss)	(42,776,042)	15,168,024	91,814,892	15,166,740
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Share-based compensation costs	291,894	426,083	17,822,544	2,944,075
Change in fair value of warrants	2,356,037	—	—	—
Depreciation and amortization	7,771,295	8,312,528	6,947,110	1,147,581
Loss on disposal of property and equipment	8,492	6,978	545,494	90,109
Impairment loss of property and equipment	—	—	1,750,000	289,079
Gain on disposal of intangible assets	—	—	(8,100)	(1,338)
Share of losses of equity method investments	3,744,390	1,072,946	—	—
Impairment loss on equity method investments	389,270	—	—	—
Gain on disposal of an equity method investment	—	(4,182,485)	—	—
Deferred income tax benefit	—	(6,903,561)	(9,517,476)	(1,572,175)
Unrealized foreign currency exchange gain	—	—	(4,878,709)	(805,905)
Changes in operating assets and liabilities
Accounts receivable	(18,224,283)	(13,173,992)	(38,002,909)	(6,277,633)
Prepaid expenses and other current assets	3,689,670	(478,141)	(8,328,811)	(1,375,822)
Other non-current assets	(585,023)	(1,592,041)	(827,969)	(136,771)
Accounts payable	1,117,055	2,338,061	3,408,426	563,032
Accrued expenses and other current liabilities	8,602,138	13,333,119	3,517,152	580,992
Income tax payable	—	—	7,860,663	1,298,489
Non-current liabilities	4,097,014	(2,077,014)	(2,220,000)	(366,718)

Net cash provided by (used in) operating activities	(29,518,093)	12,250,505	69,882,307	11,543,735

Investing activities:
Receipt of government grants related to property and equipment	5,400,000	200,000	4,200,000	693,791
Purchase of property and equipment	(3,540,822)	(3,574,421)	(12,458,382)	(2,057,978)
Purchase of intangible assets	(1,500,800)	(1,563,080)	(2,073,814)	(342,570)
Proceeds from disposal of intangible assets	—	—	40,500	6,690
Purchase of short-term investment	(503,580,000)	(25,000,000)	(52,500,000)	(8,672,382)
Proceeds from maturity of short-term investment	551,058,000	25,000,000	40,000,000	6,607,529
Purchase of an equity method investment	(4,000,000)	—	—	—
Proceeds from disposal of an equity method investment	—	—	6,400,000	1,057,205
Issuance of loans to related parties	—	(4,776,547)	(517,500)	(85,486)
Proceeds from loans repayment by related parties	—	—	3,828,409	632,409

Net cash provided by (used in) investing activities	43,836,378	(9,714,048)	(13,080,787)	(2,160,792)

Financing activities:
Proceeds from issuance of ordinary shares upon IPO, net of underwriting discounts and commissions of RMB39,307,514	—	—	515,076,220	85,084,530
Payment of issuance cost of ordinary shares in connection with IPO	—	—	(15,342,834)	(2,534,456)
Proceeds from concurrent private placement issuance of ordinary shares in connection with IPO	—	—	122,766,552	20,279,590
Payment for repurchase of ordinary shares	—	—	(2,500,354)	(413,029)
Exercise of share options	—	—	2,123	351
Proceeds from exercise of liability classified warrants	12,977,201	—	—	—
Repayment of borrowings from a related party	(420,000)	—	—	—

Net cash provided by financing activities	12,557,201	—	620,001,707	102,416,986

Effect of foreign currency exchange rate changes on cash	(407,990)	50,919	(1,013,190)	(167,367)

Net increase in cash	26,467,496	2,587,376	675,790,037	111,632,562
Cash at beginning of year	54,543,506	81,011,002	83,598,378	13,809,468

Cash at end of year	81,011,002	83,598,378	759,388,415	125,442,030

Supplemental disclosures of cash flow information:
Income taxes paid	—	—	—	—
Interest paid	—	—	—	—
Non-cash investing and financing activities:
Exercise of the liability classified warrants	3,030,768	—	—	—
Amount receivable from disposal of an equity method investment	—	6,400,000	—	—
Amount due to a related party offset with amount due from a related party	—	1,465,638	—	—
Accounts payable for property and equipment	—	1,310,000	2,200,000	363,414
IPO cost payable	—	—	6,026,669	995,535

The accompanying notes are an integral part of these consolidated financial statements.

SUNGY MOBILE LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND DESCRIPTION OF BUSINESS

Sungy Mobile Limited (formerly known as Sungy Data Ltd.) (the “Parent”), a holding company, was incorporated in January 2005. In March 2005, the Parent established a wholly-owned subsidiary, Jiubang Computer Technology (Guangzhou) Co., Ltd. (“Jiubang Computer”), in the People’s Republic of China (the “PRC”). During 2005 to 2007, the Parent and Jiubang Computer entered into a series of contractual agreements (as described in Note 2(w)) with Guangzhou Jiubang Digital Technology Co., Ltd. (“Jiubang Digital”), Guangzhou Sanju Advertising Media Co., Ltd. (“Sanju Advertising”), Guangzhou Hengye Software Technology Co., Ltd. (“Hengye Software”), Guangzhou Zhiteng Computer Technology Co., Ltd. (“Zhiteng Computer”) and each of their individual equity holders. As described in Note 2(w), the Parent is the primary beneficiary of Jiubang Digital, Sanju Advertising, Hengye Software and Zhiteng Computer (collectively, the “VIEs”).

The Parent, through its consolidated subsidiaries and VIEs (collectively, referred to as the “Company”), primarily provides mobile reading services and mobile portal marketing services, and sells mobile application products and related services in the PRC. To a lesser extent, the Company also sells its products and services outside of the PRC.

The Company completed its IPO on November 22, 2013 and its ordinary shares were traded in the form of American Depositary Share (“ADS”) on the NASDAQ Global Market. Each ADS represents six Class A ordinary shares.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Parent, its consolidated subsidiaries and VIEs for which the Parent, through its wholly-owned subsidiary, Jiubang Computer, is the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

(c) Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the fair value valuations of financial and equity instruments and share-based payments, the collectability of accounts receivable, the realizability of deferred income tax assets, the useful lives and residual values of property and equipment, the estimated useful lives of mobile application products, fair value of postcontract customer support (“PCS”), and the recoverability of the carrying values of long-lived assets. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions. Actual results could differ from those estimates.

(d) Foreign Currency

The accompanying consolidated financial statements have been expressed in Renminbi (“RMB”), the Company’s reporting currency.

The functional currency of the Parent and its subsidiaries in Cayman Islands, Hong Kong and the United States is the U.S. dollar (“US$”). The functional currency of the Parent’s consolidated PRC subsidiaries and VIEs is the RMB.

Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulting exchange differences are recorded in general and administrative expenses in the consolidated statements of comprehensive income (loss).

Assets and liabilities of the entities with functional currencies other than RMB are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the reporting period. The resulting foreign currency translation adjustments are recognized as a separate component of accumulated other comprehensive income within shareholders’ equity (deficit).

For the convenience of readers, the 2013 RMB amounts included in the accompanying consolidated financial statements have been translated into US$ at the rate of US$1.00 = RMB6.0537, being the noon buy rate for US$ in effect on December 31, 2013 in the City of New York for cable transfer in RMB per US$ as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that RMB amounts could have been, or could be, converted into US$ at that rate or at any other certain rate on December 31, 2013, or at any other date. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(e) Commitments and Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(f) Fair Value Measurements

The Company applied the provisions of Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring and nonrecurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

The carrying amounts of cash, short-term investment, accounts receivable, amount due from related parties, accounts payable, and accrued expenses and other current liabilities, as of December 31, 2012 and 2013, approximate fair value because of the short maturity of these instruments.

(g) Cash

Cash consists of cash on hand and cash in banks. None of the Company’s cash is restricted from withdrawal.

Cash balances include demand deposits in:

	December 31,
	2012	2013
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	47,358,807	713,371,057
—Denominated in US$	16,519,981	723,094

Total cash balances held at mainland PRC financial institutions	63,878,788	714,094,151

Financial institutions in Hong Kong Special Administrative Region (“HKSAR”) of the PRC
—Denominated in RMB	5,693,406	106,581
—Denominated in Hong Kong dollar	1,704,880	62,206
—Denominated in US$	6,704,840	32,652,558
—Denominated in British pound	18,604	18,413

Total cash balances held at HKSAR financial institutions	14,121,730	32,839,758

Financial institutions in United States
—Denominated in RMB	—	64,145
—Denominated in US$	5,263,420	12,131,440

Total cash balances held at United States financial institutions	5,263,420	12,195,585

Total cash balances held at financial institutions	83,263,938	759,129,494

Management believes these financial institutions have high credit ratings.

(h) Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. No allowance for accounts receivable was provided as of December 31, 2012 and 2013 as the Company believes that it is probable the accounts receivable will be fully collected.

(i) Property and Equipment, net

Property and equipment is stated at historical cost.

Depreciation expense is calculated based on the straight line method over the following useful lives, taking into consideration the assets’ estimated residual value:

Computer equipment	3 to 5 years
Office equipment and furniture	3 to 5 years
Motor vehicles	4 years
Leasehold improvements	the shorter of the lease terms or the estimated useful lives of the assets

(j) Intangible Assets

Intangible assets mainly comprise literature content copyrights purchased from third parties. The estimated useful life of intangible assets, which is the period over which the intangible asset is expected to contribute directly or indirectly to the future cash flows of the Company, ranges between 1 and 10 years. Intangible assets are amortized on a straight-line basis, as the pattern of the economic benefit of intangible assets cannot be reliably determined over their estimated useful lives.

(k) Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(l) Equity Method Investment

Investments where the Company does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Company’s share of the investee’s results of operations is reported as share of income (losses) of equity method investments in the consolidated statements of comprehensive income (loss).

The Company recognizes an impairment loss when there is a decline in value below the carrying value of the equity method investment that is considered to be other-than-temporary. The process of assessing and determining whether impairment on an investment is other-than-temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee.

(m) Operating Leases

The Company leases premises for offices under non-cancellable operating leases. Leases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term. There are no capital improvement funding, other lease concessions or contingent rent in the lease agreements.

The Company subleases a portion of the leased premises to a third party. Income from subleases is recognized on a straight-line basis over the term of the lease and recognized as a reduction of gross rental expenses.

(n) Revenue Recognition

Revenue is recognized when all of the following conditions are met: persuasive evidence of an agreement exists, delivery has occurred or service has been rendered, the price is fixed or determinable and collectability is reasonably assured. The Company evaluates whether it is appropriate to record the gross amount of its revenues and related costs by considering a number of factors, including, among other things, whether the Company is the primary obligor under the arrangement, has inventory risk, and has latitude in establishing prices.

These criteria as they relate to each of the following major revenue generating activities are described below.

Mobile Application Products and Services Revenue

The Company develops and sells mobile application products, including Go Series applications and themes and widgets that can be used in the application through online application stores such as Google Play. Mobile phone users can access those stores and download the mobile application products by making payment through the payment agents authorized by the relative stores.

For the sale of mobile application products, when no free updates or other PCS are provided, revenues are recognized upon the delivery of the mobile application products and the other revenue recognition criteria are met at time of delivery.

The Company began to sell a mobile application product in December 2012 for which free upgrades are provided on a when-and-if-available basis for an unspecified period, which is considered PCS. Since the Company was not able to establish vendor-specific objective evidence (“VSOE”) of the fair value of the PCS, the Company recognized revenue from the sale of the mobile application ratably over the estimated life of the mobile application during the year ended December 31, 2012.

In June 2013, the Company’s management having the relevant authority established the selling price or VSOE of the PCS. The sales term of the mobile application product was modified by explicitly stating separate sales prices for the mobile application and the one-year free upgrades, as well as the annual renewal rate for upgrades after the one year period. The Company believes the annual renewal rate for the upgrades is substantive because the renewal rate is within the Company’s normal pricing practice and the expected life of mobile application product is more than two years.

The separate sales prices for the mobile application with the one-year free upgrades, and the annual renewal rate were introduced to the marketplace within 30 days after they were established by the Company’s management having the relevant authority and did not change from the prices established by management having the relevant authority.

Therefore, for the year ended December 31, 2013, the residual method was applied for the sale of the mobile application product. That is, upon the sale of the mobile application, the consideration attributable to the fair value of the PCS is initially deferred and recognized as revenue on a straight-line basis over the one year service period with the remaining or residual consideration recognized as revenue. The Company does not sell the mobile application product without PCS.

The Company also offers advertising service on its mobile application products. The Company’s revenue recognition policy for the provision of advertising services on the Company’s mobile application products is the same as the revenue recognition policy for the provision of advertising services on the Company’s portal websites described below.

The majority of the Company’s revenues for mobile application products and services are derived from countries outside of China.

Mobile Reading Revenue

Service provided directly to users

The Company generates revenue from the sale of online premium literature contents to the users. The users purchase the content by chapter or by book and cannot cancel the purchase once made.

The content sold to the users usually has no expiry period unless otherwise stated. The revenue from the sale of online content or other community tools (such as votes and gifts for an author) is recognized at the time of sale as the Company does not have any further obligation after providing the content to the user upon sale and all other criteria for revenue recognition are met.

Service provided to users through third parties

The Company also derives revenues by providing its literature contents to third parties, primarily mobile operators. The Company uploads the literature content to wireless platforms of the mobile operators and the royalty right resides with the Company. The mobile operators charge a fee from its wireless users when they access the Company’s literature contents through the mobile operator’s wireless platform via their wireless devices (such as mobile handsets). Such fee is charged either on a monthly subscription basis under which users can access the variety of contents offered on the mobile operators’ platform or per usage basis based on the number of books or chapters of the Company’s literature content accessed by the users. The Company receives an agreed percentage of the fee from the mobile operators.

For the per usage basis arrangement, the Company has access to the information on the content accessed by the wireless users from a platform operated by the mobile operator on a monthly basis. With respect to the monthly subscription basis arrangement, the Company relies on the monthly billing statements generated by the mobile operator each month to determine its share of the fees. There is normally time lag of 3 to 4 months until the Company receives the billing statements from the mobile operator and the Company has no visibility into these revenues prior to receipts of the billing statements.

•	Under the per usage basis, since the Company has timely access to usage information, revenues are recognized in the period in which the content has been provided that no significant obligation remains, collection of the receivable is reasonably assured and the amounts can be reliably estimated. The revenue is measured based on Company’s analysis of the usage information for the month provided by the mobile operators and the contractual rates with the mobile operators. Based on revenues amounts subsequently confirmed by the mobile operators, there were no significant adjustments between the Company’s analysis of the usage information and the mobile operators’ statements received during the periods presented.

•	Under the monthly subscription basis, since the Company does not have timely access to usage information, revenue is recognized in the period when the billing statements for the related service have been received.

The revenues recognized under the arrangements with the mobile operators represent only the Company’s share of the revenues to be received from the operators since the Company is not the primary obligor in the arrangement.

Mobile Portal Marketing Revenue

The Company offers customers to advertise on its portal websites in particular formats and over particular periods of time. The portal advertising formats primarily include banners, links, logos, buttons, pop-up windows, jump-out boxes, floating signs, and rich media. Portal advertising agreements are entered into with various third-party advertising agencies representing their customers and with advertising customers directly. For certain advertising agreements, the Company is required to pay certain percentages of revenues to the advertising agencies as rebates. The Company has two pricing models offered to advertisers, consisting of a fixed price pricing model and a cost per action pricing model.

Under the fixed price pricing model, the Company charges advertisers a fixed fee to advertise over a period of time. Mobile portal marketing revenue, net of agency cash rebates, is recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivable is reasonably assured.

Under the cost per action pricing model, the advertisers pay the Company only when a user clicks on or downloads one of their advertisements or installs or activates the products advertised. The Company recognizes revenue on the fees charged to advertisers each time a user clicks on or downloads one of the advertisements or installs or activates the products advertised that appear on the Company’s portal websites.

Other Revenues

Other revenues are primarily derived from fee received from third parties for the sale of digital products and services such as paid content, picture download, and access to game or music files, that are provided by third parties. The Company recognizes the fee as revenue once the products are delivered or the services are rendered.

Revenue concentration

Revenue from a customer that individually exceeds 10% of the Company’s total revenues is from a mobile operator. Revenue derived from this customer is as follows:

	2011		2012		2013
	RMB	%	RMB	%	RMB	%
Customer A	23,418,536	24%	54,564,962	29%	68,220,511	21%

Customers accounting for 10% or more of accounts receivable, net are as follows:

	December 31,
	2012		2013
	RMB	%	RMB	%
Customer A	13,447,447	29%	16,397,159	19%
Customer B	—	—	15,800,361	19%

Business Tax and Value Added Tax (“VAT”)

Revenue is net of business taxes at the rate of 3-5% of gross revenues or VAT at the rate of 6% of gross revenues. Business tax and VAT collected from customers, net of VAT paid for purchases, are recorded as liabilities in the consolidated balance sheets until it is paid to the tax authorities.

(o) Cost of Revenues

Costs of revenues consist primarily content acquisition cost, such as copyright fees for online literature, fees paid to third parties for developing themes, distribution fee, which is the amount paid or payable to third parties that direct customers to access the Company’s products or services, processing fees paid to mobile application stores, custody and bandwidth costs, office rental fees, depreciation expense, salaries and benefits, share-based compensation and other expenses of those departments directly involved in the provision of the Company’s services and the sale of mobile application products.

(p) Research and Development Expenses

Research and development expenses primarily consist of software developed for internal use and mobile application products developed for sale.

Software developed for internal use

The Company expenses all costs that are incurred in connection with the planning and implementation phases of the development of software. Costs incurred in the development phase are capitalized and amortized over the estimated product life. No costs were capitalized for any of the periods presented.

Mobile application products developed for sale

Costs incurred internally in researching and developing a software product are charged to expense as research and development costs prior to technological feasibility being established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Technological feasibility is established upon completion of all the activities that are necessary to substantiate that the software product can be produced in accordance with its design specifications, including functions, features, and technical performance requirements. No costs were capitalized for any of periods presented.

(q) Government Grant

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attaching to them and the grants will be received. Government grants for the purpose of giving financial support to the Company for a specific project with future related costs are recognized as a deduction to the project cost when incurred in the Company’s consolidated statements of comprehensive income (loss). Government grants that compensate the acquisition cost of an asset are deducted from the carrying amount of the asset and effectively recognized in profit or loss over the useful life of the asset by way of reducing depreciation expense.

Government grants received in advance is recorded in accrued expenses and other current liabilities or non-current liabilities in the consolidated balance sheet based on the expected period of usage of the government grants.

(r) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income (loss) in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company has elected to classify interest and penalties related to an unrecognized tax benefits, if and when required, as part of income tax expense in the consolidated statements of comprehensive income (loss).

(s) Employee Benefit Plans

As stipulated by the regulations of the PRC, the Company’s consolidated PRC subsidiaries and VIEs are required to contribute to various defined contribution plans, organized by municipal and provincial governments on behalf of their employees. The contributions to these plans are based on certain percentages of the employee’s standard salary base as determined by the local social security bureau. The Company has no other obligation for the payment of employee benefits associated with these plans beyond the annual contributions described above.

Employee benefit expenses recognized under these plans for the years ended December 31, 2011, 2012 and 2013 are allocated to the following items:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Cost of revenues	2,777,669	3,040,042	3,188,742
Research and development expenses	2,938,029	3,622,003	4,520,663
Selling and marketing expenses	2,726,135	4,174,193	4,379,517
General and administrative expenses	1,925,832	2,034,011	2,592,891

Total employee benefit expenses	10,367,665	12,870,249	14,681,813

(t) Share-based Compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The amount of cost recognized is adjusted to reflect the expected forfeiture prior to vesting. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

(u) Earnings (Loss) per Share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) is allocated between ordinary shares and other participating securities based on participating rights in undistributed earnings. The Company’s redeemable convertible preferred shares are participating securities since the holders of these securities participate in dividends on the same basis as ordinary shareholders. These participating securities are not included in the computation of basic loss per ordinary share in periods when the Company reports net loss, taking into consideration of the accretion of redeemable convertible preferred shares, because these participating security holders have no obligation to share in the loss of the Company based on the contractual rights and obligations of these participating securities.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings (loss) per share if the impact is anti-dilutive.

(v) Segment Reporting

The Company uses the management approach in determining reportable operating segments. The management approach considers the internal reporting used by the Company’s chief operating decision maker for making operating decisions about the allocation of resources of the segment and the assessment of its performance in determining the Company’s reportable operating segments. Management has determined that the Company has one operating segment, which is the mobile internet related business.

(w) Variable Interest Entities

The Company’s sales are conducted through VIEs, in order to comply with the PRC laws and regulations which prohibit foreign investments in companies that are engaged in mobile internet related business. The equity interests of VIEs are legally held by individuals who act as nominee equity holders of the VIEs on behalf of the Parent.

A series of contractual agreements, including loan agreements, master exclusive service agreements, business cooperation agreements, exclusive option agreements, proxy agreements and powers of attorney, equity pledge agreements and spousal consent letters (collectively, the “VIE Agreements”) were entered among the Parent, Jiubang Computer, the VIEs, and the nominee equity holders of the VIEs. Through these agreements, the nominee equity holders have granted all their legal rights including voting rights and disposition rights of their equity interests in the VIEs to the Parent and Jiubang Computer. Accordingly, the nominee equity holders of the VIEs do not participate significantly in income and loss and do not have the power to direct the activities of the VIEs that most significantly impact their economic performance.

In accordance with ASC 810-10-25-38A, the Parent has a controlling financial interest in the VIEs because the Parent has (i) the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIEs that could potentially be significant to the VIEs.

Under the terms of the VIE Agreements, the Parent has (i) the right to receive economic benefits that could potentially be significant to the VIEs in the form of service fees under the master exclusive service agreements when such services are provided; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIEs; (iii) the right to receive the residual benefits of the VIEs through its exclusive option to acquire 100% of the equity interests in the VIEs, to the extent permitted under PRC law. Accordingly, the financial statements of the VIEs are consolidated in the Parent’s consolidated financial statements.

Under the terms of the VIE Agreements, the VIEs’ nominee equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Parent. All of the equity (net assets) or deficits (net liabilities) and net income (loss) of the VIEs are attributed to the Parent.

The key terms of these VIE Agreements, as amended and restated, are as follows:

Loan agreements: Jiubang Computer lent to the VIEs’ nominee equity holders interest free loans in the amount of RMB14,600,000 for the sole purpose of their contribution of the VIEs’ registered capital. The loans can only be repaid with the proceeds derived from the sale of the VIEs’ equity interests to Jiubang Computer or its designated representatives pursuant to the exclusive option agreements. Each of the loan agreements has an indefinite term until the full repayment of the loan thereunder.

Master exclusive service agreements: The VIEs irrevocably appoint and designate Jiubang Computer as their exclusive service provider to provide services, including but not limited to technology development service, technical consulting service, network development service and market research and consulting service to the VIEs. The service fees are determined based on certain objective criteria such as the technical difficulty and complexity of the services provided by Jiubang Computer and the actual labor costs incurred by Jiubang Computer for providing the services during the relevant period. The term of this agreement is 10 years, and the agreement may be automatically extended upon the expiration. Jiubang Computer may terminate the agreements at any time with a 30-day prior written notice to VIEs, whereas none of VIEs can terminate this agreement.

Business cooperation agreements: The Parent, Jiubang Computer, the VIEs and their nominee equity holders agreed that the VIEs may not enter into any transaction that could materially affect the assets, obligation, right or operations of the VIEs, without prior written consent from Jiubang Computer. In addition, directors or other senior management of the VIEs must be appointed by the Parent and the Jiubang Computer. To ensure sufficient cash flow required by the business operations of the VIEs, the Parent agrees that it shall, to the extent permissible under PRC law, through itself or any party designated by it, provide financial support to the VIEs. The agreements shall be in effect as long as VIEs exists. None of VIEs or VIEs’ nominee equity holders can terminate these agreements. Jiubang Computer may terminate the agreements by providing a 30-day prior written notice to VIEs and VIEs’ nominee equity holders.

Exclusive option agreements: Through the exclusive option agreements entered into among the Parent, the VIEs and their nominee equity holders, Jiubang Computer or any other party designated by the Parent, has an exclusive purchase option to acquire all of the equity interest or assets in the VIEs from their nominee equity holders at any time when permitted by applicable Chinese laws and regulations. The proceeds from the exercise of the call options will be applied to repay the loans under the loan agreements described above. The Parent has the sole discretion as to when to exercise such options, either in part or in full. Without the Parent’s prior written consent, VIEs’ nominee equity holders shall not transfer their equity interests in VIEs, and VIEs shall not transfer its assets. The transfer price will be the minimum amount of consideration permitted under PRC law at the time of such share transfer. The agreements will remain effective as long as VIEs exist. The Parent and Jiubang Computer may terminate the agreements at any time with a 10-day prior written notice to VIEs and their nominee equity holders, whereas none of VIEs and their nominee equity holders can terminate the agreements.

Proxy agreements and powers of attorney: The VIEs’ nominee equity holders signed proxy agreements and powers of attorney, with the Parent and Jiubang Computer to exclusively assign their rights as equity holders of the VIEs to the Parent, including voting right, right to transfer any or all equity interest in the VIEs and right to appoint director and executive management. VIEs’ nominee equity holders further covenants and undertakes that, if nominee equity holder receives any dividends, interest, any other forms of capital distributions, residual assets upon liquidation, or proceeds or consideration from the transfer of equity interest as a result of, or in connection with, such equity interests in VIEs, the VIEs’ nominee equity holders shall, to the extent permitted by applicable laws, remit all such dividends, interest, capital distributions, assets, proceeds or consideration to Jiubang Computer or the Parent, to the extent permitted by law, without any compensation. The proxy agreements and powers of attorney will remain effective as long as VIEs exist. VIEs’ nominee equity holders do not have the right to terminate the agreements and powers of attorney without the prior written consent of the Parent.

Equity pledge agreements: To guarantee VIEs’ performance of their obligations under the master exclusive service agreements, business cooperation agreements, loan agreements and the exclusive option agreements, the VIEs’ nominee equity holders have pledged their entire equity interests in the VIEs to Jiubang Computer. The equity pledges under the equity pledge agreements were registered with the relevant local authority on July 26, 2013. Neither the nominee equity holders of the VIEs will create or allow any encumbrance on the pledged equity interests. The share pledge agreement can only be terminated upon the termination of the master exclusive service agreements, business cooperation agreements, loan agreements and exclusive option agreements.

Spousal consent letters: The spouses of each of nominee equity holders signed spousal consent letters to consent that certain equity interests in the VIEs held by and registered in the name of the respective nominee equity holders will be disposed of pursuant to the VIE agreements. These spouses undertake not to take any action to interfere with the disposition of such equity interests, including, without limitation, claiming that such equity interests constitute communal property of marriage. These spouses also waive unconditionally and irrevocably any rights or entitlements whatsoever to such equity interest that may be granted to them according to any applicable laws.

Risks and uncertainties of the VIE Agreements: The Parent, through Jiubang Computer, relies on the VIE Agreements to operate and control the VIEs. However, these contractual arrangements may not be as effective as direct equity ownership in providing the Parent with control over the VIEs. Any failure by the VIEs or their nominee equity holders to perform their obligations under the VIE Agreements would have a material adverse effect on the Company’s consolidated financial position and financial performance. All the VIE Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Parent’s or Jiubang Computer’s ability to enforce these contractual arrangements. In addition, if the legal structure and the VIE Agreements were found to be in violation of any existing or future PRC laws and regulations, the Company may be subject to fines or other legal or administrative sanctions.

In the opinion of management, based on the legal opinion obtained from the Company’s PRC legal counsel, the above contractual arrangements are legally binding and enforceable and do not violate current PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of existing and future PRC laws and regulations.

Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and the VIE Agreements are found to be in violation of any existing or future PRC laws and regulations, the PRC government could:

•	levy fines on the Company or confiscate income of the Company;

•	revoke or suspend Jiubang Computer or VIEs’ business or operating licenses;

•	shut down VIEs’ servers or block VIEs’ website, and discontinue or place restrictions or onerous conditions on VIE’s operations;

•	require the Company to discontinue their operations in the PRC;

•	require the Company to undergo a costly and disruptive restructuring;

•	take other regulatory or enforcement actions that could be harmful to the Company’s business.

If the imposition of any of these government actions, or any inability to enforce the contractual arrangements upon a breach, causes the Parent to lose its ability to direct the activities of the VIEs and to receive substantially all the economic benefits and residual returns from the VIEs, the Parent would no longer be able to consolidate the financial results of the VIEs. Total assets, total liability, equity, revenues, net income (loss) and cash flows of the Company would be significantly less than the reported amount in the consolidated financial statements of the Company. In the opinion of management, the likelihood of loss resulting from the VIE Agreements is remote based on current facts and circumstances.

The equity interests of the VIEs are legally held by Deng Yuqiang and Zhang Xiangdong, the Company’s co-founders, and Chang Yingming, the Company’s chief operating officer (nominee equity holders) on behalf of the Company. Deng Yuqiang, Zhang Xiangdong and Chang Yingming are also shareholders and directors of the Parent. Deng Yuqiang, Zhang Xiangdong and Chang Yingming each holds 19.41%, 5.00% and 2.02% of the Parent’s total ordinary shares issued and outstanding as of December 31, 2013, respectively. The Company cannot assure that when conflicts of interest arise, any of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that the Parent could exercise the purchase option under the exclusive option agreements with the nominee equity holders to request them to transfer all of their equity ownership in the VIEs to the Parent, Jiubang Computer or a third party designated by the Parent. The Company relies on the nominee equity holders, all of whom are the Parent’s directors and owe a fiduciary duty to the Parent, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of the Parent and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of the VIEs, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s involvement with the VIEs under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

The assets and liabilities of the VIEs as of December 31, 2012 and 2013 and the revenues, net income (loss) and cash flows for the years ended December 31, 2011, 2012 and 2013 are as follows:

	December 31,
	2012	2013
	RMB	RMB
Cash	48,046,536	52,345,013
Short-term investment	—	1,500,000
Accounts receivable, net	46,339,590	68,544,138
Prepaid expenses and other current assets	10,228,548	11,747,964
Amounts due from related parties	21,424,807	114,891,133
Deferred income tax assets	6,903,561	11,902,908

Total current assets	132,943,042	260,931,156

Property and equipment, net	7,877,323	8,902,848
Intangible assets, net	1,489,031	2,070,778
Other non-current assets	3,555,345	4,354,820

Total assets	145,864,741	276,259,602

Accounts payable	5,056,562	9,291,942
Accrued expenses and other current liabilities	38,890,746	44,224,588
Amounts due to related parties	145,027,552	158,443,366
Income tax payable	—	7,860,663

Total current liabilities	188,974,860	219,820,559

Non-current liabilities	2,220,000	—

Total liabilities	191,194,860	219,820,559

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Revenues	96,465,122	184,887,591	313,398,188
Net income (loss)	(31,395,906)	17,517,799	102,669,162

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(23,543,473)	(2,669,330)	23,575,560
Net cash provided by (used in) investing activities	44,049,182	(9,714,048)	(33,227,083)
Net cash provided by (used in) financing activities	(6,390,000)	(5,840,000)	13,950,000

Amounts due from/to related parties represent the amounts due from/to the Parent’s subsidiaries, which are eliminated on consolidation.

All of the assets of the VIEs can be used only to settle obligations of VIEs. None of the assets of the VIEs has been pledged or collateralized. The creditors of the VIEs do not have recourse to the general credit of the Parent or its consolidated subsidiaries.

(x) Recently Issued Accounting Standards

In February 2013, Financial Accounting Standards Board (the “FASB”) issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. The Company adopted the new standard on January 1, 2013.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The new standard is to be applied prospectively but retrospective application is permitted. The adoption is not expected to have a material impact on the Company’s consolidated financial statements.

3	ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	December 31,
	2012	2013
	RMB	RMB
Accounts receivable	46,341,590	84,344,499
Allowance for doubtful accounts	—	—

Accounts receivable, net	46,341,590	84,344,499

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

		December 31,
		2012	2013
		RMB	RMB
Prepaid bandwidth fees		219,144	4,920,581
Prepaid insurance expense		—	2,027,219
Advances to employees		1,249,822	1,434,600
Prepaid rental expenses		1,661,854	1,124,781
Receivable from disposal of an equity method investment	Note 6	6,400,000	—
Others	(i)	953,110	5,038,607

Total		10,483,930	14,545,788

(i)	Others mainly represent office rental deposits and prepaid content fees. The office rental deposits of RMB3,380,050 and RMB3,896,937 as of December 31, 2012 and 2013 respectively, that are expected to be collected after one year of the balance sheet date are presented as other non-current assets in the consolidated balance sheets.

5	SHORT-TERM INVESTMENT

In 2013, the Company invested RMB52,500,000 in a financial product managed by a bank in PRC. The financial product has a contractual life of 10 years and is redeemable any time during the ten-year period. Principal of RMB40,000,000 was redeemed in 2013 and the Company received investment income of RMB360,750 from this financial product. As of December 31, 2013, the remaining balance of the investment of RMB12,500,000 was recorded in short-term investment. The fair value of the short-term investment, which was measured using level 2 inputs, approximated to its carrying value as of December 31, 2013. The Company expects to redeem the short-term investment within 12 months.

6	EQUITY METHOD INVESTMENTS

In May 2010, the Company made a 49% equity interest investment in Chengdu Baimo Technology Co., Ltd. (“Baimo”), a mobile game developer based in the PRC. The Company accounted for the investment under the equity method. As of December 31, 2011, the carrying value of the investment was nil. The Company recognized share of losses from this equity investment of RMB1,642,538 and nil, and an impairment loss of RMB206,847 and nil for the years ended December 31, 2011 and 2012, respectively. In August 2013, the Company disposed Baimo for a nominal amount.

In October 2010, the Company acquired 60% equity interest in Fengmingxuan Network Co., Ltd. (“Fengmingxuan”), an online reading service provider based in the PRC. The Company accounted for its investment in Fengmingxuan using the equity method because the other 40% equity holders have substantive participating rights in (i) selecting, terminating, and setting the compensation of management responsible for implementing Fengmingxuan’s policies and procedures; and (ii) establishing operating and capital decisions of Fengmingxuan, including budgets, in the ordinary course of business. As of December 31, 2011, the carrying value of the investment was nil. The Company recognized share of losses from this equity investment of RMB1,392,313 and nil, and an impairment loss of RMB182,423 and nil for the years ended December 31, 2011 and 2012, respectively. Currently, the Company is seeking a buyer to sell its equity interest in Fengmingxuan and does not expect to receive significant proceeds from the disposal.

In February 2011, Jiubang Digital made a 33% equity interest investment in Zhuhai Zhengdian Technology Co., Ltd. (“Zhuhai Zhengdian”), a mobile security software developer based in the PRC. The 33% equity interest was held by Zhuhai Changsheng Computer Technology Co., Ltd. (“Zhuhai Changsheng”) on behalf of the Company through a loan agreement. Pursuant to the loan agreement, (1) the Company lent to Zhuhai Changsheng interest free loan in the amount of RMB4,000,000 for the sole purpose of its contribution of the Zhuhai Zhengdian’s 33% registered capital; (2) Zhuhai Changsheng assigned its 33% voting right and profit distribution right to the Company; and (3) Zhuhai Changsheng pledged 33% equity interests in the Zhuhai Zhengdian to the Company. In substance, through the loan agreement, Zhuhai Changsheng held the equity investment in Zhuhai Zhengdian on behalf of the Company.

Zhuhai Changsheng is a related party of the Company, and is wholly owned by Hu Xiaomei, who is the spouse of Deng Yuqiang. The investment was accounted for under equity method. On May 1, 2012 (date of disposal), Zhuhai Changsheng entered into Equity Transfer Agreement on behalf of the Company with an independent third party for the sale of 33% equity interest in Zhuhai Zhengdian for a total cash consideration of US$1,000,000 (equivalent to RMB6,400,000). A gain of RMB4,182,485 was recognized from disposal of Zhuhai Zhengdian upon completion of the sale in May 2012. The gain was measured as the difference between cash consideration to be received and the carrying amount of the investment at the time of completion of the sale. As of December 31, 2012, a receivable from disposal of Zhuhai Zhengdian in the amount of RMB6,400,000 was included in prepaid expenses and other current assets. The cash consideration of the disposal transaction was received in full by the Company on February 18, 2013.

The Company’s share of losses from equity investment in Zhuhai Zhengdian was RMB709,539 and RMB1,072,946 for the years ended December 31, 2011 and 2012. As of May 1, 2012, the balance of current assets, non-current assets, current liabilities and non-current liabilities of Zhuhai Zhengdian were RMB2,405,813 and RMB6,584,533, RMB2,391,814 and nil, respectively. The summarized income statement data of Zhuhai Zhengdian is as follows:

Income statement data	Year Ended December 31,
	2011	2012(a)
	RMB	RMB
Revenues	—	—
Gross profit	—	—
Operating loss	2,150,119	3,251,349
Net loss	2,150,119	3,251,349

(a)	For the period from January 1, 2012 to May 1, 2012 (date of disposal).

As of December 31, 2012, the balance of current assets, non-current assets, current liabilities and non-current liabilities of Baimo and Fengmingxuan were RMB277,472 and RMB261,357, RMB1,889,859 and nil, respectively. The summarized income statement data of Baimo and Fengmingxuan is as follows:

	Year Ended December 31,
Income statement data	2011	2012
	RMB	RMB
Revenues	2,023,550	3,133,900
Gross profit	1,489,402	1,964,361
Operating loss	5,671,679	1,696,790
Net loss	5,672,640	1,686,296

7	PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	December 31,
	2012	2013
	RMB	RMB
Computer equipment	19,465,980	14,869,429
Office equipment and furniture	2,494,285	2,473,596
Motor vehicles	616,649	616,649
Leasehold improvements	12,110,328	13,967,382

Total property and equipment	34,687,242	31,927,056
Less: accumulated depreciation	(26,051,513)	(22,712,318)

Property and equipment, net	8,635,729	9,214,738

The depreciation expense was allocated as follows:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Cost of revenues	2,105,699	1,736,347	1,485,003
Research and development expenses	1,925,669	2,567,077	2,066,856
Selling and marketing expenses	2,466,549	2,029,175	1,355,310
General and administrative expenses	592,555	621,777	715,274

Total depreciation expense	7,090,472	6,954,376	5,622,443

During the year ended December 31, 2011, 2012 and 2013, the Company recognized loss on abandonment of certain outdated and obsolete computer equipment amounting to RMB8,492, RMB6,978 and RMB545,494, respectively. At the time of abandonment, the computer equipment had a gross carrying amount of RMB104,843, RMB56,735 and RMB7,757,132 and accumulated depreciation of RMB96,351, RMB49,757 and RMB7,211,638 during the year ended December 31, 2011, 2012 and 2013.

During the year ended December 31, 2013, the Company recognized loss on impairment of leasehold improvements amounting to RMB1,750,000, that was recorded in general and administrative expenses. The factor leading to the impairment loss was due to the Company’s relocation of its leased office premise.

8	INTANGIBLE ASSETS, NET

	December 31, 2013
	Gross carrying amount	Accumulated amortization	Net carrying amount	Weighted Average Amortization Period
	RMB	RMB	RMB	Years
Copyrights	5,174,694	(3,276,499)	1,898,195	3
Others	317,500	(144,917)	172,583	5

Total intangible assets	5,492,194	(3,421,416)	2,070,778

	December 31, 2012
	Gross carrying amount	Accumulated amortization	Net carrying amount	Weighted Average Amortization Period
	RMB	RMB	RMB	Years
Copyrights	3,416,380	(2,019,608)	1,396,772	2
Others	177,500	(85,241)	92,259	5

Total intangible assets	3,593,880	(2,104,849)	1,489,031

Amortization expense was RMB680,823, RMB1,358,152 and RMB1,324,667 for the years ended December 31, 2011, 2012 and 2013, respectively. The copyrights are amortized over the contractual period, which ranges from 12 months to 60 months. The Company has no intention to renew the copyrights after the contractual period.

The estimated aggregate amortization expense for each of the next five years is as follows:

December 31,	Amount
RMB
2014	1,034,683
2015	628,384
2016	274,631
2017	114,440
2018	18,640

Total	2,070,778

9	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

		December 31,
		2012	2013
		RMB	RMB
Accrued payroll and employee benefits		15,743,877	19,763,943
Content fee payable		10,650,371	11,013,500
Deferred revenue	(i)	4,373,012	6,722,544
IPO cost payable		—	6,026,669
Other tax payables	(ii)	3,149,642	4,519,394
Accrued bandwidth fee		954,871	487,187
Government grants		3,087,014	—
Other accrued expenses	(iii)	1,397,529	2,264,144

Total accrued expenses and other current liabilities		39,356,316	50,797,381

(i)	Deferred revenue mainly consists of payments received in advance from customers relating to mobile reading and mobile portal marketing services and the consideration allocated for postcontract customer support (“PCS”) relating to mobile application, which are expected to be provided by the Company within one year.

(ii)	Other tax payable mainly includes VAT payable, business tax payable and surcharges.

(iii)	Other accrued expenses mainly represent accrued office expenses and other operating costs.

10	REVENUES

Revenues consist of the following:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Mobile application products and services	3,896,544	34,056,890	153,363,875
Mobile reading services	33,547,733	72,766,802	99,791,329
Mobile portal marketing services	47,526,527	57,506,160	52,211,716
Other revenues	11,623,734	20,888,829	23,476,398

Total revenues	96,594,538	185,218,681	328,843,318

The following summarizes the Company’s revenue from the following geographic areas (based on the location of customers):

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
PRC (excluding HK SAR and Macau)	92,697,994	154,029,436	198,896,271
United States of America	1,791,420	14,312,392	60,358,124
Others	2,105,124	16,876,853	69,588,923

Total revenues	96,594,538	185,218,681	328,843,318

11	INCOME TAXES

Cayman Islands and British Virgin Islands

Under the current laws of Cayman Island and the British Virgin Islands (“BVI”), the Parent and its subsidiary in Cayman Islands and BVI are not subject to tax on its income or capital gains.

Hong Kong

For the period from its inception to December 31, 2013, the Parent’s subsidiary in Hong Kong did not have any assessable profits arising in or derived from HK SAR and therefore no provision for Hong Kong Profits Tax was required. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

United States

Go Portal Inc. (“Go Portal”), a subsidiary of the Jiubang Digital, is incorporated in the State of Delaware of the United States and its principal business activities are conducted in the State of California. Go Portal is subject to a federal corporation tax rate of 34% and a state corporation tax rate of 8.84%, resulting in an aggregate income tax rate of approximately 39.83%.

People’s Republic of China

The Parent’s consolidated PRC subsidiaries and VIEs file separate income tax returns in the PRC. On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax Law (“new EIT Law”). The statutory income tax rate under the new EIT Law is 25% effective from January 1, 2008. According to the new EIT Law, entities that qualify as “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential income tax rate of 15%.

The Parent’s consolidated PRC subsidiaries and VIEs are subject to income tax at 25%, unless otherwise specified.

In 2008, Jiubang Digital received the approval from the tax authority that it qualified as an HNTE. The certificate entitled Jiubang Digital to the preferential income tax rate of 15% effective retroactively from January 1, 2008 to December 31, 2010. In 2011, Jiubang Digital received the approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013. Jiubang Digital’s applicable income tax rate from January 1, 2014 onwards is 25% unless it requalifies as an HNTE.

Jiubang Computer qualified as an eligible software enterprise in 2013, which entitled it to a two-year full tax exemption followed by a three-year 50% tax exemption, commencing from the year in which its taxable income is greater than zero.

The components of income (loss) before income taxes are as follows:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
PRC, excluding HKSAR	(39,020,973)	8,760,488	112,936,180
Cayman Islands and BVI	(3,239,140)	(481,547)	(20,986,291)
HKSAR	(515,929)	(14,478)	(615,633)
United States	—	—	(1,176,177)

Total income (loss) before income taxes	(42,776,042)	8,264,463	90,158,079

The Company’s income tax benefit recognized in the consolidated statements of comprehensive income (loss) consists of the following:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Current income tax expense	—	—	7,860,663
Deferred income tax benefit	—	(6,903,561)	(9,517,476)

Total income tax benefit	—	(6,903,561)	(1,656,813)

The actual income tax benefit reported in the consolidated statements of comprehensive income (loss) for each of the years ended December 31, 2011, 2012 and 2013 differs from the amount computed by applying the PRC statutory income tax rate to income (loss) before income taxes due to the following:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Computed expected income tax expense (benefit)	(10,694,011)	2,066,116	22,539,520
Tax rate differential for entities in non-PRC jurisdictions	865,955	59,789	770,418
Research and development expenses bonus deduction	(1,619,472)	(3,188,028)	(4,932,333)
Non-deductible expenses
—Entertainment expense	443,622	253,351	322,430
—Impairment loss on an equity method investment	51,712	—	—
—Share of losses of equity method investments	410,634	—	—
—Share-based compensation costs	72,974	106,521	4,455,636
—Other	94,644	300,571	20,348
Preferential income tax rate	—	—	(5,240,442)
Tax rate differential	1,430,646	(1,810,791)	(4,602,374)
Change in tax rate	—	—	1,070,764
Change in valuation allowance	8,943,296	(4,691,090)	(16,060,780)

Actual income tax benefit	—	(6,903,561)	(1,656,813)

The principal components of deferred income tax assets are as follows:

	December 31,
	2012	2013
	RMB	RMB
Tax loss carryforwards	18,460,724	10,646,904
Accrued expenses and other current liabilities	4,635,723	8,221,083
Accounts receivable	3,289,043	—
Advertising expense	721,531	—
Impairment loss on equity method investments	425,000	425,000
Impairment loss on property and equipment	—	437,500

Total deferred income tax assets	27,532,021	19,730,487
Valuation allowance	(20,628,460)	(3,309,450)

Deferred income tax assets, net	6,903,561	16,421,037

The movements of the valuation allowance are as follows:

	December 31,
	2011	2012	2013
	RMB	RMB	RMB
Balance as of January 1	22,781,569	30,450,912	20,628,460
Addition	11,271,562	6,933,591	4,753,930
Deduction	(2,328,266)	(4,721,120)	(8,584,922)
Reversal	—	(6,903,561)	(11,159,024)
Expiration of tax loss	(1,273,953)	(5,131,362)	(1,258,230)
Change in tax rate	—	—	(1,070,764)

Balance as of December 31	30,450,912	20,628,460	3,309,450

As of December 31, 2011, 2012 and 2013, valuation allowances were provided against the deferred income tax assets of certain subsidiaries, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2013, management assessed the need for the valuation allowance provided against the deferred income tax assets of the Company. Since Jiubang Computer, Beijing XMedia Science and Technology Co., Ltd., or Beijing XMedia, Sanju Advertising and Beijing Yunlei Cultural Communication Co., Ltd. or Beijing Yunlei began to generate pretax income during 2013 and base on current business plans and projected net income in the near future, management believes it is more likely than not that these entities will realize the deferred income tax assets. Consequently, the Company recorded a tax benefit in the amount of RMB11,159,024 due to the reversal of the valuation allowance of the deferred income tax assets of these entities.

As of December 31, 2013, for U.S. federal income tax purposes, the Company had tax loss carryforwards of US$189,927 (RMB1,157,963), which would expire by 2033, if unused. For PRC income tax purposes, the Company had tax loss carryforwards of RMB44,336,299, of which RMB4,029,710, RMB11,150,776, RMB21,074,569, RMB2,193,356 and RMB5,887,888 will expire, if unused, by 2014, 2015, 2016, 2017 and 2018, respectively.

The new EIT Law and its implementation rules impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, on the amount of dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC that are related to earnings accumulated beginning on January 1, 2008. Dividends relating to undistributed earnings generated prior to January 1, 2008 are exempt from such withholding income tax. Due to the plan to indefinitely reinvest its earnings in the PRC, the Company has not provided for deferred income tax liabilities on undistributed earnings of nil and RMB52,432,644 as of December 31, 2012 and 2013, respectively. It is not practicable to estimate the unrecognized deterred income tax liabilities thereof.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2011, 2012 and 2013 is as follows:

	December 31,
	2011	2012	2013
	RMB	RMB	RMB
Balance as of January 1	—	594,402	5,905,726
Increase related to current year tax positions	594,402	5,311,324	16,230,858
Settlement	—	—	(3,755,632)

Balance as of December 31	594,402	5,905,726	18,380,952

Included in the balances of unrecognized tax benefits as of December 31, 2012 and 2013 were potential benefits of RMB5,349,594 and RMB18,380,952 that, if recognized, would affect the effective tax rate. Nil interest and penalty expenses were recorded for the years ended December 31, 2011, 2012 and 2013. The unrecognized tax benefits were presented as a reduction of the deferred income tax asset for tax loss carry forwards, if any, since the uncertain tax position would reduce the tax loss carry forwards under the tax law. The unrecognized tax benefits mainly represent the estimated income tax expense the Company would be required to pay should its revenue for tax purposes be recognized in accordance with new EIT law and regulations. Management believes that it is reasonably possible that approximately RMB18,380,952 of the unrecognized tax benefits as of December 31, 2013 will be recognized in the next twelve months as a result of settlement.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Parent’s consolidated PRC subsidiaries and VIEs for the years from 2008 to 2013 are open to examination by the PRC tax authorities.

12	REDEEMABLE CONVERTIBLE PREFERRED SHARES, CONVERTIBLE NOTES AND WARRANTS

Series A, Series B and Series C convertible preferred shares

Pursuant to the Series A convertible preferred shares purchase agreements dated May 15, 2005, the Parent issued 21,428,600 redeemable Series A convertible preferred shares to third party investors for US$1,200,000 (equivalent to RMB9,931,800) in aggregate or US$0.056 (equivalent to RMB0.4635) per share (“Series A Original Issuance Price”) (being retroactively adjusted to reflect the effect of the share split), net of issuance costs of RMB165,530.

Pursuant to the Series B convertible preferred shares purchase agreements dated June 9, 2006, the Parent issued 32,142,900 Series B convertible preferred shares (being retroactively adjusted to reflect the effect of the share split) to third party investors for US$9,000,000 (equivalent to RMB72,036,900) in aggregate or US$0.280 (equivalent to RMB2.2411) per share (being retroactively adjusted to reflect the effect of the share split), net of issuance costs of RMB888,157 (“Series B Financing”). In conjunction with the Series B convertible preferred shares purchase agreement, the third party investors of the Series B convertible preferred shares also received 2,083,300 warrants (being retroactively adjusted to reflect the effect of the share split) (“Series B Warrants”) to purchase Series B convertible preferred shares at an exercise price of US$0.336 per share (being retroactively adjusted to reflect the effect of the share split) (the price of US$0.280 and US$0.336 are collectively referred to “Series B Original Issuance Price”) on June 9, 2006.

On January 21, 2009, the Parent issued convertible promissory notes of US$4,000,000 (equivalent to RMB27,313,600) to all holders of Series B convertible preferred shares. The notes carry an annual coupon interest rate of 4%. All of the principal and interests of convertible promissory notes were due on January 20, 2011 (“Maturity Date”).

In the event that a subsequent preferred shares offering is not completed prior to the Maturity Date, the holders of the convertible promissory notes have the option to convert the notes into Series B-1 convertible preferred shares, which have the rights and privileges identical to those of Series B convertible preferred shares in all material aspects save that the conversion share price is determined based on a pre-money valuation of the Company of US$90,000,000.

In addition, prior to the Maturity Date, the convertible promissory notes holders have the right to exchange the notes into the convertible preferred shares issued in a subsequent preferred shares financing. The price used to determine the number of convertible preferred shares issued in exchange for the convertible promissory notes is equal to the purchase price paid by the investors in the newly issued convertible preferred shares times a discount of 20% or 30%, depending on when the subsequent preferred shares offering occurs. Consequently, the exchange feature permits the convertible promissory notes holder to receive a variable number of shares of an unspecified future series of preferred shares with an aggregate fair value that is based on a fixed monetary amount (the principal amount of the convertible promissory notes that is being exchanged). The Company accounted for this contingent prepayment feature (put option) as an embedded derivative. As of December 31, 2011 and 2012, there was no outstanding embedded derivative due to the exchange of the convertible promissory notes as a result of the completion of Series C Financing on June 8, 2010 as described below.

Pursuant to the Series C convertible preferred shares purchase agreements dated June 8, 2010 (“Series C Original Issue Date”), (i) the Company issued 22,660,321 Series C-1 convertible preferred shares to certain holders of Series B convertible preferred shares and a third party investor for US$20,000,000 (equivalent to RMB136,431,445) in aggregate or US$0.8826 (equivalent to RMB6.0207) per share (Series C-1 Original Issuance Price), net of issuance costs of RMB343,098. In connection with the issuance of the Series C-1 convertible preferred shares, the Company also issued to the third party investor 1,888,396 Series C Warrants to purchase Series C-3 convertible preferred shares at an exercise price of US$1.0591 per share (“Series C-3 Original Issuance Price”) on June 8, 2010. The Series C Warrants have a one year term.

On June 8, 2010, as a result of the completion of Series C Financing, the promissory notes holders elected to exchange all convertible notes of US$4,000,000 (equivalent to RMB27,313,600) into 6,474,587 Series C-2 convertible preferred shares at US$0.6178 per share (“Series C-2 Original Issuance Price”). (Series C-1, Series C-2 and Series C-3 convertible preferred shares are collectively referred to as “Series C convertible preferred shares”).

As described below, the Series B Warrants and Series C Warrants are liability classified. The proceeds received from the issuance of Series B and Series C Financing were first allocated to the Series B Warrants and Series C Warrants respectively based on their fair values with the residual amount allocated to the Series B and Series C-1 convertible preferred shares. The Company determined that there was no embedded beneficial conversion feature attributable to the Series A, Series B and Series C convertible preferred shares at the commitment date since the initial conversion price of the Series A, Series B and Series C convertible preferred shares were greater than the estimated fair values of the Company’s ordinary shares as of May 15, 2005, June 9, 2006 and June 8, 2010, respectively. The estimated fair values of the underlying ordinary shares on May 15, 2005, June 9, 2006 and June 8, 2010 were determined by management based on a retrospective valuation with the assistance of American Appraisal China Limited (“American Appraisal”), an independent valuation firm. The Company first determined its enterprise value by using an income approach which requires the estimation of future cash flows and the application of an appropriate discount rate with reference to comparable listed companies engaged in a similar industry to convert such future cash flows to a single present value, and then allocated the enterprise value between the ordinary shares and preferred shares.

The significant terms of Series A, Series B and Series C convertible preferred shares are as follows:

(i) Conversion

The holders of Series A, Series B and Series C convertible preferred shares have the right to convert all or any portion of their holdings into ordinary shares at a rate of one-for-one at any time, subject to a contingent conversion price adjustment if there are additional ordinary shares issued or deemed to be issued, as defined in the Company’s Memorandum and Articles of Association, at a price lower than the Series A, Series B and Series C convertible preferred shares issuance price. In addition, each Series A, Series B and Series C convertible preferred shares will automatically be converted into ordinary shares upon the consummation of a Qualified Initial Public Offering (“Qualified IPO”), as defined in the Memorandum and Articles of Association.

The contingent conversion price adjustment may provide the holders of the Series A, Series B and Series C convertible preferred shares with a beneficial conversion feature. However, any such beneficial conversion feature relating to the conversion price adjustment, if any, will only be recognized when the contingency is resolved.

(ii) Voting

The holders of Series A, Series B and Series C convertible preferred shares have voting rights equivalent to the ordinary shareholders on an “if-converted” basis.

(iii) Dividends

The board of directors of the Company may approve the payment of dividends at their discretion to the holders of Series A, Series B and Series C convertible preferred shares. Any dividend declared and paid on ordinary shares shall be also declared and paid in respect of the Series A, Series B and Series C convertible preferred shares as if all such Series A, Series B and Series C convertible preferred shares has been converted to ordinary shares.

(iv) Liquidation preference

The liquidation preference of the holders of Series A, Series B and Series C convertible preferred shares is as follows: in the event of any Liquidation Event, as defined in the Memorandum and Articles of Association, the proceeds shall be distributed according to the following sequence: (i) first to the holders of the Series C convertible preferred shares at 100% of the Series C-1, Series C-2 and Series C-3 Original Issuance Price, plus declared but unpaid dividends on each share of Series C convertible preferred shares; (ii) second to the holders of Series A and Series B convertible preferred shares at 100% of the Series A Original Issue Price and Series B Original Issuance Price, plus declared but unpaid dividends on each share of Series A and Series B convertible preferred shares, respectively; (iii) third to the holders of Series C convertible preferred shares a further amount equal to (a) 50% of the Series C-1, Series C-2 and Series C-3 Original Issue Price, plus declared but unpaid dividends on each share of Series C convertible preferred shares if the Liquidation Event occurs within two years after the Series C Original Issue Date, or (b) 100% of the Series C-1, Series C-2 and Series C-3 Original Issue Price, plus declared but unpaid dividends on each share of Series C convertible preferred shares if the Liquidation Event occurs on a date later than two years after the Series C Original Issue Date; (iv) forth to the holders of Series A and Series B convertible preferred shares a further amount equal to (a) 50% of the Series A and Series B Original Issue Price, plus declared but unpaid dividends on each share of Series C convertible preferred shares if the Liquidation Event occurs within two years after the Series C Original Issue Date, or (b) 100% of the Series A Original Issue Price and Series B Original Issue Price, plus declared but unpaid dividends on each share of Series A and B convertible preferred shares if the Liquidation Event occurs on a date later than two years after the Series C Original Issue Date. The remaining assets of the Company, if any, shall be distributed pro rata to the holders of ordinary shares and Series A, Series B and Series C convertible preferred shares then outstanding, based on the number of ordinary shares then held by each shareholder on an “if-converted” basis.

(v) Redemption

In August 2013, the Memorandum and Articles of Association was amended whereby the earliest redemption date of September 30, 2013 was extended to September 30, 2014.

The holders of Series A, Series B and Series C convertible preferred shares will have the right to request for redemption all or a portion of the respective convertible preferred shares they hold at a price calculated as follows:

(i) if the aggregate Original Issuance Price amount (the “Investment Amount”) requested to be redeemed by each holder of Series A, Series B and Series C convertible preferred shares plus a return on the Investment Amount at a rate of 25% per annum (“Redemption Return”), is equal to or less than 80% of the cash held by the Company at the time of redemption (“Cash Balance”), accruing from the respective issue date until the redemption date, all preferred shares requested to be redeemed shall be redeemed at a price that is equal to the sum of the Investment Amount and the Redemption Return; (ii) if the sum of the Investment Amount and the Redemption Return is greater than 80% of the Cash Balance, all preferred shares requested to be redeemed shall be redeemed at a price that is equal to 80% of the Cash Balance.

If any convertible preferred shares are redeemed pursuant to (ii), the Company shall issue to such holder a promissory note that (i) has a principal amount that is equal to the difference between the sum of the Investment Amount and the Redemption Return of such holder and 80% of the Cash Balance; (ii) carries an annual interest of 8%; and (iii) matures 24 months after the redemption.

For all the periods presented, the Company concluded that it was probable that the Series A, Series B and Series C convertible preferred shares will become redeemable. The Company has elected to accrete changes in the redemption value over the period from the date of issuance to the earliest redemption date using the interest method. The total accretion of Series A convertible preferred shares of RMB1,937,640, RMB1,893,750 and RMB1,649,151, Series B convertible preferred shares of RMB15,662,572, RMB15,307,795 and RMB13,330,623 and Series C convertible preferred shares of RMB37,620,505, RMB41,031,250 and RMB35,731,608 were recorded as a reduction to additional paid-in capital first and then charged against accumulated deficit in the absence of additional paid-in capital for the years ended December 31, 2011, 2012 and 2013, respectively.

All the Series A, Series B and Series C convertible preferred shares were automatically converted into Class B ordinary shares upon completion of the Company’s IPO in November 2013. As a result, 86,678,104 Class B ordinary shares were issued upon the conversion of Series A, Series B and Series C convertible preferred shares. Upon the conversion, the carrying amounts of the Series A, Series B and Series C convertible preferred shares were recorded in additional paid-in capital of RMB486,844,728 and Class B ordinary shares of RMB53,203.

Warrants

Series B Warrants have a one year term and are required to be exercised before the occurrence of a Qualified IPO, as defined in the Memorandum and Articles of Association.

As discussed above, in conjunction with the Series C convertible preferred shares purchase agreement, on January 8, 2010 the Parent issued 1,888,396 Series C Warrants to purchase Series C-3 convertible preferred shares at an exercise price of US$1.0591 per share to the third party investor.

The Series B Warrants and Series C Warrants permit the holders to acquire Series B and Series C-3 convertible preferred shares that may require redemption at a future date at the holders’ option, and therefore embody conditional obligations of the Company to repurchase the Company’s preferred shares. Therefore the warrants are classified separately as liabilities (with a corresponding reduction to the carrying amount of Series B and Series C-1 convertible preferred shares respectively) on the dates of issuance at their fair value in accordance with ASC Topic 480, Distinguishing Liabilities from Equity, and remeasured to its fair value at each reporting period.

On June 6, 2007 the holders of Series B Warrants exercised all of their warrants to purchase an aggregate of 2,083,300 Series B convertible preferred shares of the Parent. The Company received an aggregate of US$699,989 (equivalent to RMB5,340,114) in cash and issued 2,083,300 Series B convertible preferred shares in June 2007.

On June 2, 2011 the holders of Series C Warrants exercised all of their warrants to purchase an aggregate of 1,888,396 Series C-3 convertible preferred shares of the Parent. The change in the fair value of the warrant liability of RMB2,356,037 for the year ended December 31, 2011 was recorded in the consolidated statements of comprehensive loss. The Parent received an aggregate of US$2,000,000 (equivalent to RMB12,977,201) in cash and issued 1,888,396 Series C-3 convertible preferred shares in June 2011.

The Company determined that there was no embedded beneficial conversion feature attributable to the Series B and Series C-3 convertible preferred shares, that are the underlying for the Series B warrants and Series C warrants. At the dates of exercise of the Series B and Series C warrants, the amount of the proceeds exceeded the fair value of the ordinary shares into which the Series B and Series C convertible preferred shares can be converted.

13	ORDINARY SHARES AND STATUTORY RESERVE

Ordinary Shares

Upon incorporation, the Parent’s authorized ordinary shares were 50,000 shares with a par value of US$1 per share. On May 15, 2005 and May 27, 2010 the Parent approved an 100-for-1 stock split, respectively. The total number of authorized ordinary shares as of December 31, 2011 and 2012 were 413,321,896 and the total number of issued and outstanding ordinary shares as of December 31, 2011 and 2012 were 51,880,468. The total number of authorized, issued and outstanding Series A convertible preferred shares as of December 31, 2011 and 2012 were 21,428,600. The total number of authorized, issued and outstanding Series B convertible preferred shares as of December 31, 2011 and 2012 were 34,226,200. The total number of authorized, issued and outstanding of Series C convertible preferred shares as of December 31, 2011 and 2012 were 31,023,304. All applicable share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect the effect of the share split.

In 2007, the Parent granted 575,300 share options at an exercise price of US$0.0001 to a third party consultant in exchange for the consulting service provided in connection with the issuance of Series B convertible preferred shares. In 2008, the third party consultant exercised all the options and received 575,300 ordinary shares. In August 2013, the Parent repurchased and cancelled 575,300 ordinary shares at a total cost of RMB2,500,354 from the shareholder. The excess of the repurchase price over par value of RMB2,499,940 was charged to additional paid-in capital for the year ended December 31, 2013.

Upon the completion of the Company’s IPO in the NASDAQ Stock Market on November 22, 2013, all of the Parent’s outstanding ordinary shares before the IPO were redesignated as Class B ordinary shares. The Parent increased its authorized ordinary shares from US$50,000 to US$100,000, which were divided into 850,000,000 Class A ordinary shares and 150,000,000 Class B ordinary shares, par value of US$0.0001. Holders of Class A ordinary shares and Class B ordinary shares have the same rights, except for voting rights and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. The impact of dividing of Class A and Class B ordinary shares has been retroactively reflected in the Company’s capital structure in the consolidated financial statements.

In connection with its IPO, the Parent issued 48,300,000 Class A ordinary shares with par value of US$0.0001 each, at a price of US$1.87 per share to investors. Net proceeds from such issuance amounted to RMB493,654,481 (net of issuance costs of RMB60,729,250), of which RMB29,647 and RMB493,624,834 were recorded in the Class A ordinary shares and additional paid-in capital, respectively.

Concurrently upon the completion of the Company’s IPO, the Parent issued 8,021,390 and 2,673,796 Class A ordinary shares to Qihoo 360 Technology Co. Ltd. and Kingsoft Internet Software Holdings Limited, respectively, in a private placement at a price of US$1.87 per share. Proceeds from such issuance of ordinary shares were RMB122,766,552, of which RMB6,564 and RMB122,759,988 were recorded in the Class A ordinary shares and additional paid-in capital, respectively.

Statutory Reserves

Under PRC rules and regulations, the Parent’s consolidated PRC subsidiaries and VIEs are required to appropriate 10% of their current year net profit after offsetting prior year accumulated loss, as determined in accordance with PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of their registered capital. The appropriation to this statutory surplus reserve must be made before distribution of dividends to the Parent can be made.

For the year ended December 31, 2011, 2012 and 2013, Jiubang Digital made appropriation to the reserve fund of nil, nil and RMB8,927,264, respectively. As of December 31, 2012 and 2013, the accumulated balance of the statutory surplus reserve was nil and RMB8,927,264, respectively.

14	SHARE-BASED COMPENSATION

2006 Share Incentive Plan

In June 2006, the Parent adopted a share incentive plan (the “2006 Plan”), pursuant to which the Parent is authorized to issue options to officers, employees, directors and consultants of the Company to purchase up to 11,507,900 of its ordinary shares (being retroactively adjusted to reflect the effect of the share split). The 2006 Plan expires in ten years. In October 2013, the Board of Directors decreased the number of options issuable under the 2006 Plan to 5,224,126 ordinary shares.

2010 Share Incentive Plan

In June 2010, the Parent adopted a share incentive plan (the “2010 Plan”), pursuant to which the Parent is authorized to issue options and other stock-based awards to officers, employees, directors and consultants of the Company to purchase up to 13,196,337 of its ordinary shares. In October 2013, the Board of Directors decreased the number of options issuable under the 2010 Plan to 5,373,659 ordinary shares.

2013 Share Incentive Plan

In October 2013, the Parent adopted a share incentive plan (the “2013 Plan”), pursuant to which the Parent is authorized to issue options and other stock-based awards to officers, employees, directors and consultants of the Company to purchase up to 4,243,070 of its ordinary shares.

In December 2011, the Board of Directors approved to grant options to an officer to purchase an aggregate of 834,287 ordinary shares under the 2006 Plan. The exercisability and the exercise price of the options are dependent upon the completion of the Company’s IPO, as follows:

(a)	In the event that the post-IPO valuation of the Company is not less than US$1 billion, the exercise price shall be US$1.8 per share.

(b)	In the event that the post-IPO valuation of the Company is less than US$1 billion, the exercise price shall be half of the public offering price per share of the Company.

50%, 30% and 20% of the options will vest on the first, second and third anniversary of the IPO of the Company. All the options that are not exercisable due to the earlier termination of the employment relationship between the officer and the Company will become null and void upon the occurrence of such earlier termination. In June 2013, the Company terminated the employment with this officer. As part of the severance package, the options granted to this officer that would have otherwise been forfeited were modified such that 667,430 share options will be immediately vested upon an IPO. The exercisability and the exercise price of the options remained the same. Since the exercisability is dependent upon the Company’s IPO, and it is not probable that this performance condition can be achieved until the IPO is effective, no compensation expense relating to the options was recorded for the years ended December 31, 2011 and 2012. During 2013, upon the completion of the Company’s IPO, RMB3,761,265 was recognized as compensation expenses.

In July and December 2011, total of 1,249,893 share options were granted to the Company’s employees with 25% or 40% vesting on the second or third anniversary of the grant date and the remaining 60% or 75% vesting evenly over the following 29 months or 36 months.

In July 2012, 75,675 share options were granted to the Company’s employees with 25% vesting on the third anniversary of the grant date and the remaining 75% vesting evenly over the following 36 months.

In December 2012, 305,878 share options were granted to the Company’s employees with 25% vesting on the third anniversary of the grant date and the remaining vesting evenly over the following 3 years.

In June 2013, 3,372,300 share options were granted to certain employees with 25% vesting on the third anniversary of the grant date and the remaining 75% to be vested evenly over the following three years, provided further, that if the Company completes its IPO before December 31, 2013, each of the above vesting dates shall be automatically accelerated by six months. The exercise price of these options is US$0.8826 per share.

In June 2013, the Board of Directors approved the grant of options to certain employees to purchase an aggregate of 274,100 ordinary shares of the Parent at an exercise price of US$0.0001 per share under the 2006 Plan. 25% of these share options will vest at the anniversary of the closing date of IPO (“vesting commencement date”) and 25% of these share options will vest each year thereafter on the same day of the month as the vesting commencement date.

In September 2013, 1,677,500 share options were granted to certain employees. 25% of the options vest on the third anniversary of the grant date with the remaining 75% to be vested evenly over the following three years, provided further, that if the Company completes its IPO before December 31, 2013, each of the above vesting dates shall be automatically accelerated by six months. The exercise price of these options is US$0.8826 per share.

In September 2013, the Parent granted rights to certain officers to purchase an aggregate of 2,831,374 and 13,266,202 ordinary shares of the Parent at an exercise price of US$0.28 and US$0.8826 per share, respectively. The rights are exercisable at the earlier of (i) the Company’s IPO, or (ii) the first anniversary of the grant date. 25% of the ordinary shares obtained upon exercise shall become transferrable on each of the first, second, third and fourth anniversary of the grant date. In the event that the officer terminates the employment with the Company, any ordinary shares that are not transferrable will be forfeited, and the Company will repurchase these ordinary shares at the purchase price the officer paid.

In September 2013, the Parent granted rights to an officer to purchase an aggregate of 163,536 ordinary shares of the Parent at an exercise price of US$0.8826 per share. The options vest upon the Company’s IPO, subject to meeting certain terms and conditions. Since such terms and conditions were not met, these share options were fully forfeited upon the Company’s IPO.

In September 2013, the Parent modified the exercise price of 3,452,400 vested options held by an officer. The exercise price was changed from US$0.02 to US$0.0001. The Company determined the difference between the fair value of the vested options and the fair value of the original award before it was modified, and immediately recognized the incremental fair value of the vested options of RMB426,887 as compensation expense in the year ended December 31, 2013.

In November 2013, 35,000 share options were granted to certain directors. 30%, 30% and 40% of the options vest on the first, second and third anniversary of the grant date. All the options that are not exercisable due to the earlier termination of the contract between the director and the Company become null and void upon the occurrence of such earlier termination. The exercise price of these options is US$1.87 per share. 34,759 restricted shares, which were fully and immediately vested at the date of grant, were also granted to these directors.

A summary of share options activity for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Number of Shares	Weighted average exercise price US$	Weighted remaining contractual Years	Aggregate intrinsic value US$
Outstanding as of January 1, 2011	7,837,748	0.60
Granted	2,084,180	1.31
Exercised	—	0.00
Forfeited	(199,200)	1.30
Expired	—	0.00

Outstanding as of December 31, 2011	9,722,728	0.66
Granted	381,553	1.90
Exercised	—	0.00
Forfeited	(409,864)	1.43
Expired	—	0.00

Outstanding as of December 31, 2012	9,694,417	0.67
Granted	21,620,012	0.82
Exercised	(3,452,400)	0.0001
Forfeited	(2,710,235)	0.90
Expired	(56,466)	1.29
Modification	(166,857)	—

Outstanding as of December 31, 2013	24,928,471	0.88	9.44	63,960,173

Vested and expected to vest as of December 31, 2013	24,153,796	0.84	9.41	61,706,600

Exercisable as of December 31, 2013	888,284	1.19	4.82	1,978,438

The Company calculated the fair value of the share options on the grant dates using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

	Awards granted in
	2011		2012		2013
Expected dividend yield		0%		0%		0%
Expected volatility		63% - 64%		60% - 63%		54% - 60%
Risk-free interest rate		2.74% - 4.19%		2.02% - 2.77%		1.72% - 2.97%
Exercise multiple		2.2		2.2		2.2
Estimated fair value of underlying ordinary shares (per share)	US$	0.48 - 0.59	US$	0.64 - 0.84	US$	1.65 - 1.87

Because the Company’s ordinary shares did not have a trading history at the time the options were issued, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in the similar industry.

The estimated fair value of the underlying ordinary shares on each date of grant was determined by management based on a retrospective valuation conducted by American Appraisal. The Company first determined its enterprise value by using income approach, which requires the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a single present value, and then allocated the enterprise value between the ordinary shares and preferred shares.

No income tax benefit was recognized in the consolidated statements of comprehensive income (loss) for these share options as such compensation expenses were not tax deductible.

The fair values of the options granted of the Company for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Weighted average grant date fair value of option (per share)	1.65	2.21	7.33
Aggregate grant date fair value of options	3,429,048	843,121	158,567,632

The amount of compensation costs recognized for share options for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Cost of revenues	74,458	76,111	639,246
Research and development expenses	111,716	164,374	1,944,824
Sales and marketing expenses	52,355	124,850	728,459
General and administrative expenses	53,365	60,748	14,510,015

Total share-based compensation costs	291,894	426,083	17,822,544

As of December 31, 2013, there were unrecognized compensation costs of approximately RMB143,277,755 related to unvested share options. The unrecognized compensation costs are expected to be recognized over the remaining weighted-average vesting period of 3.6 years.

15	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per ordinary share is calculated as follows:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Numerator:
Net income (loss) applicable to common stock	(97,996,759)	(43,064,771)	41,103,510
Earnings allocated to participating redeemable convertible preferred shares	—	—	(21,903,467)

Net income (loss) for basic earnings per share	(97,996,759)	(43,064,771)	19,200,043

Denominator:
Weighted average number of ordinary shares outstanding	51,880,468	51,880,468	67,653,340

Basic earnings (loss) per ordinary share	(1.89)	(0.83)	0.28

Numerator:
Net income (loss) allocated to ordinary shareholders as reported in basic earnings (loss) per ordinary share	(97,996,759)	(43,064,771)	19,200,043

Denominator:
Weighted average shares of ordinary shares outstanding as reported in basic earnings (loss) per ordinary share	51,880,468	51,880,468	67,653,340
Dilutive effect of outstanding share options	—	—	3,296,870

	51,880,468	51,880,468	70,950,210

Diluted earnings (loss) per ordinary share	(1.89)	(0.83)	0.27

The following table summarizes potential ordinary shares outstanding excluded from the calculation of diluted earnings (loss) per ordinary share for the years ended December 31, 2011, 2012 and 2013, because their effect is anti-dilutive:

	Year Ended December 31,
	2011	2012	2013
Shares issuable under share options	9,722,728	9,694,417	3,829,315

16	RELATED PARTY TRANSACTIONS

The amounts due from related parties are summarized as follows:

			December 31,
			2012	2013
			RMB	RMB
Amounts due from related parties
Deng Yuqiang	(i	)	2,045,455	—
Zhang Xiangdong	(i	)	1,265,454	—

Total due from related parties			3,310,909	—

(i)	Deng Yuqiang, the Company’s co-founder and chief executive officer, and Zhang Xiangdong, the Company’s co-founder and president, borrowed RMB3,511,093 and RMB1,265,454, respectively from the Company in 2012. Part of the loan provided to Deng Yuqiang was offset by an equivalent amount of RMB1,470,258 due to him. The outstanding amounts due from Deng Yuqiang and Zhang Xiangdong as of December 31, 2012 were non-interest bearing and subsequently received by the Company in cash on August 21, 2013. Zhang Xiangdong borrowed an additional RMB517,500 from the Company, and Zhang Xiangdong subsequently repaid the amount to the Company in cash in August 2013.

17	COMMITMENTS AND CONTINGENCY

Future minimum lease payments under non-cancelable operating lease agreements and subleased rent income as of December 31, 2013 are as follows. The Company’s leases do not contain any contingent rent payment terms.

	Minimum rentals RMB	Less: Sublease rental income RMB	Total RMB

Years ending December 31,
2014	18,780,908	(5,160,000)	13,620,908
2015	14,111,781	(2,365,000)	11,746,781
2016	8,275,616	—	8,275,616
2017	1,274,959	—	1,274,959

Total	42,443,264	(7,525,000)	34,918,264

Rental expense incurred under operating leases, net of sublease rental income was RMB9,141,000, RMB13,374,000, and RMB17,429,306 for the years ended December 31, 2011, 2012 and 2013, respectively.

18	Sungy Mobile Limited (Parent Company)

The following presents condensed financial information of the Parent Company only.

Condensed balance sheets

	December 31,
	2012	2013
	RMB	RMB
Cash	14,121,730	705,047,599
Prepaid expenses and other current assets	—	2,234,180
Investment in and amounts due from subsidiaries	126,730,258	236,814,824

Total assets	140,851,988	944,096,603

Accrued expenses and other current liabilities	—	3,320,945
Amounts due to subsidiaries	23,166,393	105,785,121

Total liabilities	23,166,393	109,106,066

Redeemable Series A convertible preferred shares	21,940,700	—
Redeemable Series B convertible preferred shares	159,973,556	—
Redeemable Series C convertible preferred shares	265,213,659	—
Ordinary shares	42,360	133,483
Additional Paid-in Capital	—	1,111,259,393
Accumulated other comprehensive income	40,335,417	45,021,487
Accumulated deficit	(369,820,097)	(321,423,826)

Total shareholders’ equity (deficit)	(329,442,320)	834,990,537

Commitments and contingencies	—	—

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (deficit)	140,851,988	944,096,603

Condensed statements of comprehensive income (loss)

	2011	2012	2013
	RMB	RMB	RMB
Revenues	—	—	—
Cost of revenues	—	—	—

Gross profit	—	—	—
Operating expenses	(856,602)	(460,046)	(20,844,955)

Operating loss	(856,602)	(460,046)	(20,844,955)
Change in fair value of warrants	(2,356,037)	—	—
Share of earnings (loss) of subsidiaries	(39,563,403)	15,628,070	112,659,847

Income (loss) before income taxes	(42,776,042)	15,168,024	91,814,892

Income tax expense	—	—	—

Net income (loss)	(42,776,042)	15,168,024	91,814,892

Foreign currency translation adjustment, net of nil income taxes	18,113,956	1,334,554	4,686,070

Comprehensive income (loss)	(24,662,086)	16,052,578	96,500,962

Condensed statements of cash flows

	2011	2012	2013
	RMB	RMB	RMB
Net cash used in operating activities	(9,508)	(157,634)	(7,591,906)

Investing activities:
Cash contribution into a subsidiary	—	(15,738,400)	—

Net cash used in investing activities	—	(15,738,400)	—

Financing activities:
Cash received on behalf of subsidiaries and variable interest entity	1,126,824	16,055,569	73,410,999
Payment of issuance cost of ordinary shares in connection with IPO	—	—	(9,444,448)
Proceeds from issuance of ordinary shares upon IPO, net of underwriting discounts and commissions of RMB39,307,514	—	—	515,076,220
Proceeds from concurrent private placement issuance of ordinary shares in connection with IPO	—	—	122,766,552
Payment for repurchase of ordinary shares	—	—	(2,500,354)
Exercise of share options	—	—	2,123
Proceeds from exercise of liability classified warrants	12,977,201	—	—

Net cash provided by financing activities	14,104,025	16,055,569	699,311,092

Effect of foreign currency exchange rate changes on cash	(377,470)	(36,877)	(793,317)
Net increase in cash	13,717,047	122,658	690,925,869
Cash at beginning of year	282,025	13,999,072	14,121,730

Cash at end of year	13,999,072	14,121,730	705,047,599

19	SUBSEQUENT EVENTS

On February 7, 2014, the Company entered into a definitive agreement to acquire GetJar, Inc. (“GetJar”), a privately held mobile ad network based in California. This acquisition was made to support the Company’s mobile advertising research and development initiatives. The total purchase consideration is US$5.3 million in cash. In addition, an aggregate of 1,443,074 Class A ordinary shares are issuable to the seller of GetJar by May 2016 if certain performance targets are achieved. Furthermore, the Company granted restricted shares of 3,074,004 with certain performance condition to the management and key personnel of GetJar who are employed by the Company. This transaction will be accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. The initial accounting for this business combination is incomplete as the Company is in the process of determining the fair value of assets acquired and liabilities assumed at the acquisition date.

In February 2014, the Company established a subsidiary with 75% equity interest. The registered capital of the subsidiary is RMB10 million. This subsidiary will be engaged in online game business. Furthermore, subsequent to December 31, 2013, the Company acquired three online game companies through separate transactions. The total consideration for the three acquisitions is approximately RMB1.8 million.

On April 17, 2014, the Company purchased 290,000 shares of Weibo Corporation, a Cayman Islands company with operations substantially in PRC, at its initial public offering price of $17 per share. Weibo Corporation is listed in the United States.