Form 20-F
period 2014-12-31
Sungy Mobile Ltd
filed 2015-04-16
CIK 1584133

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

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

Longfei Zhou

Chief Financial Officer

Tel: +86 (20) 6681-5066

E-mail: zhoulongfei@gomo.com

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 66,866,388 Class A ordinary shares, par value US$0.0001 per share, and 123,172,962 Class B ordinary shares, par value US$0.0001 per share, were outstanding as of December 31, 2014.

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

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“Sungy Mobile Limited,” “we,” “us,” “our company” and “our” refer to Sungy Mobile Limited, its subsidiaries and, in the context of describing our operations and consolidation financial information, also include our variable interest entities, Guangzhou Jiubang Digital Technology Co., Ltd., or Jiubang Digital, Guangzhou Sanju Advertising Media Co., Ltd., or Sanju Advertising, Guangzhou Hengye Software Technology Co., Ltd., or Hengye Software, and Guangzhou Zhiteng Computer Technology Co., Ltd., or Zhiteng Computer;

•	“ADSs” refers to our American depositary shares, each of which represents six Class A ordinary shares;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

•	“user” for our GO series products refers to a smartphone in which one or more of our GO series products has been downloaded and activated, according to our internal statistics. Each smartphone is counted as one user regardless of the number of GO series products installed on that smartphone;

•	“monthly active user” for our GO series products refers to a smartphone in which one or more of our GO series products has been downloaded and activated and that accessed mobile internet at least once during the relevant month, according to our internal statistics. Each smartphone is counted as one monthly active user in any given month regardless of the number of GO series products installed on that smartphone;

•	“unique visitor” to 3G.cn means a visitor to 3G.cn from a specific mobile phone containing an individual browser cookie. No subsequent visits from the same mobile phone using the same cookie during a relevant period are added to our total unique visitors count for that period. An individual who accesses 3G.cn multiple times from the same mobile phone with the same cookie is counted as a unique visitor for each cookie he or she uses; and

•	A “paid download” refers to a download of our mobile application product from application stores in any of the following two categories: (i) our paid mobile application product, Next Launcher, and (ii) paid premium themes or advanced functionalities for our free mobile application products.

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

A. Selected Financial Data

The following table presents (1) selected consolidated statements of comprehensive income (loss) data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheets data as of December 31, 2013 and 2014 derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1; and (2) the selected consolidated statements of comprehensive income (loss) data for the year ended December 31, 2011 and the selected consolidated balance sheets data as of December 31, 2011 and 2012 derived from our audited consolidated financial statements for the year ended December 31, 2011 and 2012, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues	96,594,538	185,218,681	328,843,318	369,219,983	59,507,459
Cost of revenues (1)	(46,617,793)	(74,813,098)	(94,144,743)	(134,037,756)	(21,602,965)

Gross profit	49,976,745	110,405,583	234,698,575	235,182,227	37,904,494
Operating Expenses:
Research and development expenses (1)	(30,190,352)	(34,041,250)	(46,641,102)	(89,679,663)	(14,453,738)
Selling and marketing expenses (1)	(35,305,268)	(45,914,065)	(47,293,583)	(104,196,733)	(16,793,465)
General and administrative expenses (1)	(23,224,454)	(25,614,849)	(51,246,338)	(119,854,801)	(19,317,087)

Operating income (loss)	(38,743,329)	4,835,419	89,517,552	(78,548,970)	(12,659,796)
Change in fair value of warrants	(2,356,037)	—	—	—	—
Share of losses of equity method investments	(3,744,390)	(1,072,946)	—	(622,909)	(100,395)
Impairment loss on equity method investments	(389,270)	—	—	—	—
Gain on disposal of an equity method investment	—	4,182,485	—	—	—
Investment income	2,251,269	124,862	360,750	9,381,389	1,512,005
Interest income	205,715	194,643	279,777	29,388,576	4,736,579
Other income	—	—	—	6,407,465	1,032,696

Income (loss) before income taxes	(42,776,042)	8,264,463	90,158,079	(33,994,449)	(5,478,911)
Income tax benefit (expense)	—	6,903,561	1,656,813	(13,673,721)	(2,203,804)

Net income (loss)	(42,776,042)	15,168,024	91,814,892	(47,668,170)	(7,682,715)
Basic earnings (loss) per ordinary share	(1.89)	(0.83)	0.28	(0.24)	(0.04)
Diluted earnings (loss) per ordinary share	(1.89)	(0.83)	0.27	(0.24)	(0.04)
Weighted average ordinary shares outstanding
Basic	51,880,468	51,880,468	67,653,340	199,508,989
Diluted	51,880,468	51,880,468	70,950,210	199,508,989

(1)	The amount of share-based compensation costs for the years ended December 31, 2012, 2013 and 2014 are as follows:

	For the Year Ended December 31,
	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	US$
Cost of revenues	74,458	76,111	639,246	2,633,316	424,413
Research and development expenses	111,716	164,374	1,944,824	5,410,007	871,935
Selling and marketing expenses	52,355	124,850	728,459	2,559,662	412,543
General and administrative expenses	53,365	60,748	14,510,015	54,368,924	8,762,680

Total	291,894	426,083	17,822,544	64,971,909	10,471,571

	As of December 31,
	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	US$
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	81,011,002	83,598,378	759,388,415	172,246,142	27,761,039
Time deposits	—	—	—	424,000,000	68,336,396
Accounts receivable, net	33,167,598	46,341,590	84,344,499	72,566,125	11,695,536
Total Assets	135,853,500	164,318,473	903,003,569	893,380,937	143,986,871
Total liabilities	33,894,056	46,632,878	68,013,032	121,172,610	19,529,481
Redeemable convertible preferred shares	390,097,630	447,127,915	—	—	—
Ordinary shares	42,360	42,360	133,483	126,722	20,424
Treasury shares	—	—	—	(2,852,216)	(459,694)
Accumulated deficit	(327,181,409)	(369,820,097)	(321,423,826)	(368,587,259)	(59,405,483)
Total shareholders’ equity (deficit)	(288,138,186)	(329,442,320)	834,990,537	772,208,327	124,457,390

Exchange Rate Information

Our business is primarily conducted in China and a majority of our revenues are denominated in RMB. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to US$1.00, the exchange rate on December 31, 2014, as set forth in the H.10 statistical release published by the Federal Reserve Board. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities. On April 10, 2015, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.2082 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 10, 2015)	6.2082	6.1989	6.2082	6.1930

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

There is no proven revenue model for our GO series products and GO platform, as the fast growth of the mobile internet industry is a very recent phenomenon and we offer a unique, innovative portfolio of products and services that redefines the Android user experience. Leveraging the large user base of our GO series products, we have been experimenting with various revenue models, including user purchases of premium themes and premium launcher product, in-app purchases of advanced functionalities, and advertisers’ payments for different forms of advertising on our GO platform either through direct sales or through advertising agencies and mobile advertising networks such as GetJar Inc., or GetJar, which we acquired in February 2014, and Google AdMob. We also intend to enter into arrangements with more third-party mobile internet products and services providers for their offerings on our GO platform. We cannot assure you that our existing revenue streams can continue to grow as we expected or that we can successfully identify new significant revenue streams, nor can we guarantee that we will be successful in developing and building an effective revenue model for our GO platform. In addition, we may from time to time realign our strategies and shift our business focus. Starting in the second half of 2014, we realigned our strategy towards strengthening and expanding our user base and portfolio of products and temporarily shifted our focus from monetization to marketing and product development, and our revenue decreased in the fourth quarter of 2014, compared to that of the prior quarter. We cannot guarantee that our change in business focus will be proven successful. As a result, there is significant uncertainty in our revenue potential.

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

We commenced operations in 2003, and our business has undergone significant changes with the development of different mobile internet products, from the establishment of 3G.cn in 2004 to the beginning of charging fees for our mobile reading services in 2010 and, more recently, the launch of GO Launcher EX in November 2010. In October 2014, we began to implement a business realignment plan to fine-tune our business, including reduction in our workforce and allocating more resources on our mobile platform. Given our history and our diversified sources of revenues, including the relatively new GO series products, and given the risks frequently encountered by fast-growing companies in relatively new and rapidly evolving industries such as the mobile internet industry, it may be difficult for you to evaluate our business, financial performance and prospects. Our historical growth rate may not be indicative of our future performance. We cannot assure you that we will grow at the same rate as we did in the past. You should consider our prospects in light of the risks and uncertainties that fast-growing companies in a relatively new and rapidly evolving market may encounter or to which such companies may be exposed.

If we fail to attract advertisers or if our advertisers reduce their spending with us, our revenues, profitability and prospects may be materially and adversely affected.

In the years ended December 31, 2012, 2013 and 2014, our marketing revenues from mobile portal and mobile application products and services accounted for 37.5%, 43.0% and 50.6%, respectively, of our total revenues. We expect to derive an increasing percentage of revenues from marketing service, especially from our mobile application products and services, and our profitability and prospects will partly depend on the continued development of the advertising industry and advertisers’ allocation of budgets to mobile internet advertising. Companies that advertise on mobile internet may utilize other methods or channels that are more established than the marketing solutions we offer. If the mobile advertising market size does not increase from current levels, or if we are unable to capture and retain a sufficient share of that market, our ability to maintain or increase our current level of marketing revenues and our profitability and prospects could be materially and adversely affected.

We generate our marketing revenues from working with mobile advertising networks, advertising agencies and direct advertisers. During certain periods, we relied on a small number of advertising customers who contributed a significant portion of our market revenue. For the year ended December 31, 2013, one of our direct advertisers contributed approximately 19.8% of our marketing revenue, or 8.5% of our total revenues. We may continue to rely on a limited number of advertising customers in the future. In addition, we cannot assure you that we will be able to retain our existing direct advertisers, maintain relations with existing advertising agencies or mobile advertising networks, attract new direct advertisers or work with new advertising agencies and mobile advertising networks. If any direct advertisers or advertising agencies determine that their expenditures on advertising with us do not generate expected returns, for reasons such as the amount and quality of content on our GO platform or 3G.cn fail to attract a sufficient number of users, such direct advertisers or advertising agencies may allocate a greater portion or all of their advertising budgets to other channels and reduce or discontinue doing business with us. Since our arrangements with third-party advertising agencies typically involve short-term framework or project-based agreements, we cannot assure you that we can continue cooperating with such advertising agencies in the future. Although we intend to reduce reliance on third-party advertising networks by developing our own advertising network in the future, failure to retain existing advertisers, enhance relations with existing advertising agencies and mobile advertising networks, attract new direct advertisers, work with new advertising agencies and mobile advertising networks or efficiently manage advertising inventory may materially and adversely affect our business, financial condition and results of operations.

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

We have incurred net losses historically and, in 2014, we incurred a net loss of RMB47.7 million (US$7.7 million). We may incur losses in the future. Although we generated positive cash flow from operating activities in the past three fiscal years, we cannot guarantee we will continue to generate positive cash flows in the future.

Our ability to achieve and maintain profitability and positive cash flow from operating activities depends on various factors, including but not limited to, the acceptance of our products and services by mobile internet users, the growth and maintenance of our user base, our ability to control our costs and expenses and grow our revenues and the effectiveness of our selling and marketing activities. In addition, in response to the continuing increase of our operating expenses, we have initiated certain measures, including reduction in our total workforce, to improve our operational efficiency, which may also affect our ability to achieve and maintain profitability and positive cash flow from operating activities. We may not be able to achieve or sustain profitability or positive cash flow from operating activities, and if we achieve positive operating cash flow, it may not be sufficient to satisfy our anticipated capital expenditures and other cash needs. As such, we may not be able to fund our operating expenses and expenditures and may be unable to fulfill our financial obligations as they become due, which may result in voluntary or involuntary dissolution or liquidation proceeding of our company and a total loss of your investment.

Our mobile reading services historically generated a substantial portion of our revenues. Our business and results of operations may be adversely affected if we fail to identify, attract and retain promising authors to generate popular literary content and support the continued growth of our mobile reading services.

In the years ended December 31, 2012, 2013 and 2014, mobile reading services accounted for 39.3%, 30.3% and 23.0%, respectively, of our total revenues. We expect that our mobile reading services will continue to be an important revenue generating source and we rely on our authors to produce attractive literary content and drive the continued growth of our mobile reading services. We may not be able to identify, attract and retain promising authors to produce popular literary content on a scale sufficient to support the continued growth of our mobile reading services. We may lose our most successful authors to competitors who may offer our authors more favorable terms that we are unable to match. Our popular authors may request more favorable terms or higher prices for licensing or transferring the proprietary rights of their literary works to us. We cannot guarantee that the content created by our authors will be popular enough to help us increase the number of paying users or increase their spending with our mobile reading services. Although some of our authors agree to create literary content exclusively for us, we cannot control their productivity or the quality of their works produced within the contract term. We cannot be certain that the authors will continue to prefer to publish their literary works with our mobile reading services. In the event of any decline in our authors’ productivity or the quality of the literary works they produce, or if we are unable to attract or retain qualified authors, we may incur substantial costs to procure suitable replacement authors and content, which could have a negative impact on the number of our readers for our mobile reading services, and ultimately, on our business, financial condition and results of operations.

Our business depends substantially on the continuing efforts of our management team and key employees, and our business operations may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our management team and key employees, in particular, Mr. Yuqiang Deng, our chief executive officer, Mr. Yingming Chang, our chief operating officer and Mr. Zhu Zhi, our co-chief operating officer. The loss of any of our management team members could harm our business. In addition, if any of our key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all, which could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to our business. If any of our core management team members or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members.

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

A significant portion of our revenues from mobile reading services is derived from our revenue-sharing arrangements with major mobile network carriers in China, such as China Mobile, which run their own mobile reading base. We provide content to the mobile reading libraries of these mobile network carriers and receive a percentage of the fees paid by their users. For example, in 2012, 2013 and 2014, we derived approximately 59%, 51% and 60%, respectively, of our net revenues related to our mobile reading services from revenue-sharing arrangements with China Mobile. Our agreements with these major mobile network carriers generally have a term of one year and there can be no assurance that the agreements will be extended or renewed upon the expiration of their respective terms or that we will be able to extend or renew such agreements on terms and conditions favorable to us or at all. If any of the major mobile network carriers breaches its obligations under its agreement with us or refuses to extend such agreement when the term expires, we may lose all or a portion of the users of the relevant mobile network carrier. Our mobile reading services will suffer if our relationship with any of the major mobile network carriers terminates or deteriorates, or if there are material changes to terms and conditions of the agreements which are detrimental to us.

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

Our third-party content providers or other business partners may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may disrupt our business. Although we conduct a rigid review of legal formalities and certifications before entering into contractual relationships with our business partners, such as third party content providers, application developers and landlords, we cannot be certain whether any such third party has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements. The legal liabilities and regulatory actions on our commercial partners may affect our business activities and reputation and in turn, our results of operations. For example, according to PRC regulations, all lease agreements are required to be registered with the local housing authorities. We presently lease properties at three different locations in China, and any failure to complete these required registrations by our landlords may expose our landlords and us to potential monetary fines. As of December 31, 2014, we have cooperated with a number of mobile game developers to assist them with operation of their mobile games on China Mobile Games Platform, one of the largest third-party online game platforms in China. Going forward, we will continue to cooperate with selected mobile game publishers and developers on our GO platform or third-party platforms. The online game industry, including online mobile games, is highly regulated in China and each online game operator is required to obtain licenses and permits and complete filing procedures for specific mobile games as well as to comply with various requirements when conducting business. We require our partners in the mobile game industry to provide their licenses, permits or filing documents in respect of the relevant online games before entering into cooperation arrangements with them, but we cannot assure you that such commercial partners or other developers who distribute online games and other applications through our platform without entering into cooperation arrangements with us will maintain all applicable permits and approvals, and any noncompliance on the part of such commercial partners may cause potential liabilities to us and in turn disrupt our operations.

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

We have been, and may be in the future, subject to allegations or lawsuits brought by our competitors, individuals or other entities against us or our management, including claims of unfair, unethical, fraudulent or otherwise inappropriate business practices. Any such lawsuit or allegation, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong doing by any key member of our management team could harm our reputation and user base and distract our management from day-to-day operations of our company. We cannot assure you that we or key members of our management team will not be subject to lawsuits or allegations of a similar nature in the future. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that an adverse liability resulting from such litigation is probable, we will record a related contingent liability. As additional information becomes available, we will assess the potential liability and revise estimates as appropriate. In 2012, 2013 and 2014, we did not record any contingent liabilities relating to pending litigation. However, when we record or revise our estimates of contingent liabilities in the future, the amount of our estimates may be inaccurate due to the inherent uncertainties relating to litigation. In addition, the outcomes of actions we institute against third parties may not be successful or favorable to us. Litigations and allegations against us may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our user base and our ability to attract authors and advertisers. In addition to the related cost, managing and defending litigation and related indemnity obligations can significantly divert management’s and the board of directors’ attention from operating our business. We may also need to pay damages or settle the litigation with a substantial amount of cash. All of these could have a material adverse impact on our business, results of operation and cash flows.

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

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights. As of March 31, 2015, we had registered 12 domain names that are material to our business, including 3G.net.cn , 3G.cn and jiubang.com, 81 software copyrights, 16 patents, 61 trademarks and service marks in China, eight, four and eight trademarks in South Korea, Japan and the United States, respectively. In addition, we have filed 161 patent applications covering certain of our proprietary technologies in China and the United States. We have filed 89 trademark applications in China. We have also filed 16 trademark applications in South Korea, Japan and the U.S.

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

In addition, it is often difficult to create and enforce intellectual property rights in China and other countries outside of the United States. Patents, trademarks and service marks may also be invalidated, circumvented, or challenged. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by others. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach. Even where adequate, relevant laws exist in China and other countries outside of the United States, it may not be possible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a court judgment or an arbitration award delivered in another jurisdiction, and accordingly, we may not be able to effectively protect our intellectual property rights or enforce agreements in such countries. Given the potential cost, effort, risks and downsides of obtaining patent protection, in some cases we have not applied and do not plan to apply for patents or other forms of formal intellectual property protection for certain key technologies. If some of these technologies are later proven to be important to our business and are used by third parties without our authorization, especially for commercial purposes, our business and competitive position may be harmed.

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

In addition, internet companies in China are subject to a variety of existing and new rules, regulations, policies, and license and permit requirements. In connection with enforcing these rules, regulations, policies and requirements, relevant government authorities may suspend services by, or revoke licenses of, any internet content service provider that is deemed to provide illicit content online, and such activities may be intensified in connection with any ongoing government campaigns. For example, in April 2014, the Chinese government initiated a campaign to enhance and enforce its scrutiny on the dissemination of pornographic content on the internet in China, or the Internet Purifying Campaign. As a result, various literary and visual and audio content websites, including certain widely known websites, were subject to administrative penalties ranging from fines to proposed license revocation to suspension of website operations, due to unhealthy and indecent content on these websites. We disabled certain functions on our mobile reading services for several days and conducted an internal compliance investigation in order to ensure that the literary content within the services are in compliance with the standards set out by the authorities. Our revenues from mobile reading services were also negatively affected in 2014. As of the date of this report, we have not received any warning or order from any government authorities. However, we cannot be sure that our internal investigation was sufficient to remove all content that may be viewed unhealthy, indecent or otherwise problematic. In addition, while we maintain a regular internal monitoring and compliance protocol, we cannot ascertain that we would not fall foul of any changing or new government regulations or standards in the future. If we receive a public warning from the relevant government authorities or our licenses for reading or portal services are revoked, our reputation would be harmed and our share trading price may fluctuate widely. If the operation of our mobile online reading services is suspended, our revenues and results of operation may be materially and adversely affected.

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

We adopted a 2006 global share plan in June 2006, which was amended and restated in October 2013, or the 2006 Plan, and a 2010 global share plan in June 2010, which was amended and restated in October 2013, or the 2010 Plan. Under the 2006 Plan, we are authorized to grant options or other types of awards to purchase a maximum of 5,224,126 ordinary shares and as of December 31, 2014, options to purchase a total of 3,589,698 ordinary shares of our company were granted (excluding those forfeited) under the 2006 Plan. Under the 2010 Plan, we are authorized to grant options or other types of awards to purchase a maximum of 5,373,659 ordinary shares and as of December 31, 2014, options to purchase a total of 3,384,174 ordinary shares of our company were grant (excluding those forfeited) under the 2010 Plan. In October 2013, we adopted a 2013 share incentive plan, which was restated and amended in July 2014, or the 2013 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan is 7,317,073, plus an automatic annual increase on January 1 of each year, beginning on January 1, 2015, by the number of shares representing 2% of the then total issued and outstanding share capital of our company as of December 31, of the preceding year, or such less number as the board shall determine. As of December 31, 2014, options to purchase a total of 3,070,380 ordinary shares of our company and 1,162,926 restricted shares were granted (excluding those forfeited) under the 2013 Plan. For the years ended December 31, 2012, 2013 and 2014, we recorded RMB0.4 million, RMB17.8 million and RMB65.0 million, respectively, in share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based compensation awards we granted. The expenses associated with share-based compensation have affected our net income (loss) and may reduce our net income or increase our net loss in the future, and any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, or consultants, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. See “Item 15. Controls and Procedures.” As of December 31, 2014, our management identified a material weakness relating to insufficient accounting personnel with appropriate U.S. GAAP knowledge for financial information processing and reporting and a significant deficiency related to information technology general control, or ITGC, in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. ITGC deficiencies include the failure to maintain an information technology management and security policy as guidance for processing financial and business data. We have implemented and are continuing to implement a number of measures to address the material weakness and significant deficiency identified. However, we cannot assure you that we will be able to continue implementing these measures in the future to remedy the existing material weakness and the significant deficiency, or that we will not identify additional material weaknesses or significant deficiencies in the future.

In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

In February 2014, we acquired GetJar, a privately held mobile advertising network based on California. This first international acquisition provides our platform with state-of-the-art mobile data analytics capabilities that will support our mobile advertising research and development initiatives. If appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Completed transactions or future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. There are uncertainties as to entry into markets in which we have limited or no prior experience and in which competitors have stronger market positions. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis in 2011 and the slowdown of the Chinese economy starting in 2012. The world economy is facing new challenges, including the potential renegotiation of the terms of the Greece sovereign debt in 2015 and the recent and projected slowdown of the Chinese economy. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan. The mobile internet products and services industry may be affected by economic downturns. A prolonged slowdown in the world economy, including in the Chinese economy, may lead to a reduced amount of mobile internet advertising, which could materially and adversely affect our business, financial condition and results of operations. Our products and services may be viewed as discretionary by our users, who may choose to discontinue or reduce spending on such products and services during an economic downturn. In such an event, our ability to retain existing users and increase new users will be adversely affected, which would in turn negatively impact our business and results of operations.

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

We are a Cayman Islands company and we conduct our operations in China primarily through a series of contractual arrangements entered into among our PRC subsidiary, Jiubang Computer Technology (Guangzhou) Co., Ltd., or Jiubang Computer, our PRC variable interest entities, including Guangzhou Jiubang Digital Technology Co., Ltd., or Jiubang Digital, Guangzhou Sanju Advertising Media Co., Ltd., or Sanju Advertising, Guangzhou Hengye Software Technology Co., Ltd., or Hengye Software and Guangzhou Zhiteng Computer Technology Co., Ltd., or Zhiteng Computer, the shareholders of these variable interest entities and us. Our contractual arrangements with our PRC variable interest entities and their shareholders enable us to exercise effective control over our PRC variable interest entities because we have the power to direct activities of our variable interest entities that most significantly impact the economic performance of the variable interest entities and the obligation to absorb the expected losses and the right to receive the expected residual return of the variable interest entities that could potentially be significant to the variable interest entities. Accordingly, the financial statements for the variable interest entities are consolidated in our financial statements under U.S. GAAP. All of the equity (net assets) or deficit (net liabilities) and net income (loss) of the variable interest entities are attributed to us. For a detailed description of these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements.”

On September 28, 2009, the GAPPRFT, the National Copyright Administration and the Office of National Work Group for Combating Pornography and Illegal Publications jointly issued a Notice on Implementing the Provisions of the State Council on “Three Determination” and the Relevant Explanation of the State Commission Office for Public Sector Reform on Further Strengthening the Administration of the Pre-approval of Online Games and Examination and Approval of Imported Online Games, or Circular 13. Circular 13 restates that foreign investors are not permitted to invest in online game-operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments and expressly prohibits foreign investors from gaining control over or participating in domestic mobile game operators through indirect ways such as establishing other joint venture companies or entering into contractual or technical arrangements such as the variable interest entity structural arrangements we adopted. We are not aware of any companies that have adopted a corporate structure that is the same as or similar to ours having been penalized or terminated under Circular 13 since the effective date of the circular. Furthermore, the enforcement of Circular 13 is still subject to substantial uncertainty, including possible subsequent joint actions by relevant authorities, such as the MOC. In the event that we, our PRC subsidiaries, or PRC variable interest entities are found to be in violation of the prohibition under Circular 13, the GAPPRFT, in conjunction with the relevant regulatory authorities in charge, may impose applicable penalties, which in the most serious cases may include suspension or revocation of relevant licenses and registrations. In addition, various media sources have reported that the Chinese Securities Regulatory Commission, or the CSRC, prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides. Furthermore, on January 19, 2015, the MOFCOM issued a discussion draft of the proposed Foreign Investment Law, which may place restrictions on variable interest entity structures adopted by us, but the enactment timetable, interpretation, implementation and influence thereof remain unclear. See “—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Based on the advice of our PRC legal counsel, Fangda Partners, the current corporate structure of our PRC subsidiaries and our PRC variable interest entities, and the contractual arrangements among our PRC subsidiary, our PRC variable interest entities, their shareholders and us, as described in this annual report, are in compliance with existing PRC laws, rules and regulations. However, we were further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and these laws or regulations or interpretations of these laws or regulations may change in the future. Furthermore, the relevant government authorities have broad discretion in interpreting these laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

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

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. Our PRC variable interest entities contributed most of our consolidated net revenues in the years ended December 31, 2012, 2013 and 2014. If the imposition of any of these penalties causes us to lose the rights to direct the activities of our PRC variable interest entities or our right to receive their economic benefits, we would no longer be able to consolidate such entities.

We rely on contractual arrangements with our PRC variable interest entities and their shareholders for the operation of our business, which may not be as effective as direct ownership. If our PRC consolidated affiliated entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

Because of PRC restrictions on foreign ownership of mobile internet businesses in China, we depend on contractual arrangements with our PRC variable interest entities in which we have no ownership interest to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Our PRC variable interest entities are owned directly by Messrs. Yuqiang Deng, and Yingming Chang, our management team members, and Mr. Xiangdong Zhang, our former president and former director. However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our PRC variable interest entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of these PRC variable interest entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our PRC variable interest entities or their shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

Our contractual arrangements with our PRC variable interest entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our PRC subsidiary, our PRC variable interest entities, their shareholders and us, we are effectively subject to the 6% PRC value-added tax and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our PRC variable interest entities, if any. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC variable interest entities were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our PRC variable interest entities and any of their respective subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such PRC variable interest entities and thereby increasing these entities’ tax liabilities, which could subject these entities to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be materially and adversely affected if our PRC variable interest entities’ tax liabilities increase or if it becomes subject to late payment fees or other penalties.

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

The individual shareholders of our variable interest entities are also shareholders and/or directors and officers of our company. Conflicts of interest may arise between the roles of these individuals as shareholders, directors and officers of our company and as shareholders of our variable interest entities. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to our company that requires them to act in good faith and in the best interest of our company and not to use their positions for personal gains. We cannot assure you that when conflicts arise, shareholders of our variable interest entities will act in the best interest of our company or that the conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

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

As of March 31, 2015, Mr. Yuqiang Deng, our chairman and chief executive officer, Mr. Yingming Chang, our chief operating officer, and Mr. Xiangdong Zhang, our former president and former director, beneficially own an aggregate of 31.1% of our outstanding shares and 41.9% of the then total voting power. Mr. Yuqiang Deng, Mr. Yingming Chang and Mr. Xiangdong Zhang together hold 100% of the equity interest in each of our PRC variable interest entities, including Jiubang Digital through their shareholding in Sanju Advertising. They have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our ADSs.

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

Since our inception, we have worked closely with relevant government authorities to monitor the content on our platform and to make the utmost effort in complying with relevant laws and regulations. However, it may not be possible to determine in all cases the types of content that could result in our liability as a distributor of such content, and if any of the content on GO platform, 3G.cn or our mobile reading base is deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. For example, as reported by certain news media, the State Internet Information Office recently named our mobile portal application, as one of the several mobile apps that contained certain inappropriate content, and required the named mobile apps to rectify the non-compliance as soon as possible. We have communicated with the State Internet Information Office and rectified the situation to meet their requirements.

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

While we have made significant efforts to ensure that the advertisements shown on our GO platform and 3G.cn are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in such advertisements or offers is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects. For additional discussion, see “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business - If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based and mobile-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected”.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law (“EIT Law”) effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. On April 22, 2009, the State Administration of Taxation (“SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies (“SAT Circular 82”), which provides certain specific criteria to determine whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China or not. Further to SAT Circular 82, on July 27, 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial) (“SAT Bulletin 45”) to provide further guidance on the implementation of SAT Circular 82; which became effective on September 1, 2011. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities.

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

We do not meet all of the conditions above; therefore, we believe that we should not be treated as a “resident enterprise” for PRC tax purposes even if certain standards for “de facto management body” prescribed in SAT Circular 82 are applicable to us. However, we have been advised by our PRC counsel, that it is possible that the PRC tax authorities may take a different view given the lack of certainty regarding the interpretation and implementation of the EIT Law including its implementing rules, both of which became effective on January 1, 2008. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, our world-wide income could be subject to PRC tax at a rate of 25%, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the EIT Law, we cannot assure you that, if our Cayman Islands holding company is treated as PRC tax resident, dividends by our PRC subsidiaries to our Cayman Islands holding company will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

Foreign ADS holders may also be subject to PRC withholding tax on dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. Although our holding company is registered in the Cayman Islands, the dividends received and gains realized by our foreign ADS holders will technically be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

Finally, we face uncertainties on the reporting and consequences on private equity financing transactions, private share transfers and share exchange involving the transfer of shares in our company by non-resident investors. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect beginning January 1, 2008, or SAT Circular 698, and the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, issued by the PRC State Administration of Taxation on February 3, 2015, or SAT Circular 7, an “indirect transfer” of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction arrangement lacks of reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the PRC taxable properties being transferred. According to SAT Circular 7, “PRC taxable properties” include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the offshore enterprise shareholder, the business model and organizational structure; the offshore tax treatment on the indirect transfer of PRC taxable properties; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, neither SAT Circular 698 nor SAT Circular 7 applies to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations on the transferors and transferees, while our PRC subsidiaries may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The Chinese government has provided various tax incentives to our subsidiaries in China. These incentives include reduced enterprise income tax rates. For example, under the EIT Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, Jiubang Digital was recognized as a “high and new technology enterprise”, which enabled it to enjoy an enterprise income tax rate of 15% until December 31, 2016. Jiubang Computer and Hengye Software have obtained “double soft” certification, and they are entitled to exemption of the enterprise income tax for the first two years and half rate reduction of enterprise income tax for the subsequent three years. Any increase in the enterprise income tax rate applicable to our PRC subsidiaries or PRC variable interest entities in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our PRC subsidiaries or PRC variable interest entities in China, could adversely affect our business, results of operations and financial condition. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our results of operations and financial condition would be materially and adversely affected.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China) must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular No. 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Under Circular No. 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns.

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

The PRC State Administration of Foreign Exchange, or SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, effective on July 4, 2014, and its appendixes, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion, including (i) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions.

We have completed foreign exchange registration of PRC resident shareholders of Mr. Yuqiang Deng and Mr. Xiangdong Zhang for our financings that were completed before the end of 2010 and the subsequent transfer of their shares to their respective personal holding companies. We have also applied for foreign exchange registration of Mr. Yingming Chang, a PRC resident, for the shares he holds in our company, and are in the process of updating the foreign exchange registration of Mr. Yuqiang Deng and Mr. Xiangdong Zhang. Since SAFE Circular No. 37 was issued recently, there remains uncertainty with respect to its interpretation and implementation, and we cannot predict how such SAFE regulations will affect our business operations. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency-denominated borrowings, may be subject to compliance with the SAFE regulations by our PRC resident shareholders. In addition, in some cases, we may have little control over either our present or prospective direct or indirect PRC resident shareholders or the outcome of such registration procedures. A failure by our current or future PRC resident shareholders to comply with the SAFE regulations could subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

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

Any loans by us to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly owned PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions must be approved by MOFCOM or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our variable interest entities, which are PRC domestic companies. Further, we are not likely to finance the activities of our variable interest entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in mobile internet services, online advertising, online games and related businesses.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. In addition, SAFE promulgated Circular 45 on November 9, 2011 in order to clarify the application of SAFE Circular 142. Under SAFE Circular 142 and Circular 45, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used.

Since SAFE Circular 142 has been in place for more than five years, SAFE decided to further reform the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of foreign invested enterprises, and issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Areas on July 4, 2014, or SAFE Circular 36. SAFE Circular 36 suspends the application of SAFE Circular 142 in certain areas and allows a foreign-invested enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC, which will be regarded as the reinvestment of foreign-invested enterprise. On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, which will take effective on June 1, 2015, or SAFE Circular 19. Under SAFE Circular 19, a foreign-invested enterprise may also choose converting its registered capital from foreign currency to RMB on self-discretionary basis, and the RMB capital converted can be used for equity investments within PRC, which will be regarded as the reinvestment of foreign-invested enterprise. After the validation of Circular 19, Circular 142 and Circular 36 will be abolished.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or variable interest entities or with respect to future capital contributions by us to our PRC subsidiaries. Our failure to complete such registrations or obtain such approvals may negatively affect our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund operations of our PRC operating subsidiary, Jiubang Computer, and any other new subsidiaries we may establish in the future for business purposes, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow band. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. In April 2012, the PRC government announced that it would allow more RMB exchange rate fluctuation. In March 2014, the People’s Bank of China decided to further adjust the Renminbi exchange rate regime to enhance the flexibility of the Renminbi exchange rate by enlarging the floating band of the Renminbi’s trading prices against the U.S. dollar in the interbank spot foreign exchange market from 1.0% to 2.0%. It is difficult to predict how long the current situation may last and when and how this relationship between the Renminbi and the U.S. dollar may change again.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contract with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract law, that became effective in January 2008 and its implementation rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. In October 2014, as part of our strategic business realignment, we terminated employment relationship with approximately 100 of our employees who are entitled to receive severance pay from us, which resulted in additional cost and expenses for us. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

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

Our auditor, like other independent registered public accounting firms operating in China, has not been subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

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

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC.

In February 2014, the initial decision was appealed. While under appeal and in February 2015, four of these PRC based accounting firms (“the Chinese member firms of “Big Four” accounting firms”) reached a settlement with the SEC. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure; undertakings to make a payment to the SEC; procedures and undertakings as to future requests for documents by the SEC; and possible additional proceedings and remedies should those undertakings not be adhered to.

If the settlement terms are not adhered to or in the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to our delisting from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within “negative list,” to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts will be required. Otherwise, all foreign investors may make investments on the same terms as domestic investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Relating to Our Corporate Structure—If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC governmental restrictions on foreign investment in mobile internet businesses, or if these laws or regulations or interpretations of existing laws or regulations change in the future, we could be subject to severe penalties, including the shutting down of our platform and our business operations”. Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the Internet industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

Sales of substantial amounts of our ADSs in the public market after the completion of our initial public offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In connection with our initial public offering, we and our officers, directors and our shareholders have agreed not to sell any shares or ADSs for 180 days after the November 21, 2013 without the prior written consent of the underwriters. However, the underwriters may release the securities subject to lock-up agreements from the lock-up restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. Class A ordinary shares underlying our outstanding options will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional Class A ordinary shares. There were 80,023,782 Class A ordinary shares (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) outstanding as of March 31, 2015. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

Due to the disparate voting powers attached to these two classes of ordinary shares, as of March 31, 2015, our existing holders of Class B ordinary shares collectively own approximately 93.2% of the voting power of our outstanding shares and have considerable influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. In particular, Mr. Yuqiang Deng, Mr. Yingming Chang and Mr. Zhi Zhu, our core management team members, and their respective affiliates, beneficially own approximately 25.6% of our total outstanding shares, representing 34.7% of our total voting power, as of March 31, 2015. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We will be classified as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat our PRC variable interest entities as being owned by us for purposes of applying the PFIC income and asset tests, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

While we do not believe we were a PFIC for our taxable year ended December 31, 2014, there is a risk that we may become a PFIC for our current taxable year ending December 31, 2015 or future taxable years because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or Class A ordinary shares. Accordingly, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or not to treat our PRC variable interest entities as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information – E. Taxation—Material United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such U.S. holder may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or Class A ordinary shares. Each U.S. holder is urged to consult its tax advisor concerning the United States federal income tax consequences of an investment in our ADSs or ordinary shares if we are treated as a PFIC for our current taxable year or any future taxable year, including the possibility of making a “mark-to-market” election. For more information, please see “Item 10. Additional Information – E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

In March 2005, Sungy Data Ltd. established Jiubang Computer Technology (Guangzhou) Co., Ltd., or Jiubang Computer, our wholly owned subsidiary in China. Jiubang Computer entered into a series of contractual arrangements, as a result of which Sungy Data Ltd. became primary beneficiary of, and exercise effective control over the operations of, these PRC entities:

•	In June 2006, we entered into certain contractual arrangements with Jiubang Digital and its then shareholders. As of March 31, 2015, Guangzhou Sanju Advertising Media Co., Ltd., or Sanju Advertising (a company wholly owned by Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang), Mr. Yuqiang Deng, and Mr. Xiangdong Zhang each holds 80%, 16% and 4% of the equity interest in Jiubang Digital, respectively;

•	In June 2006, we entered into certain contractual arrangements with Sanju Advertising and its then shareholders. As of March 31, 2015, Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang each holds 70%, 20% and 10% of the equity interest in Sanju Advertising, respectively. Sanju Advertising primarily engages in advertising services;

•	In August 2006, we entered into certain contractual arrangements with Guangzhou Zhiteng Computer Technology Co., Ltd., or Zhiteng Computer and its then shareholders. As of March 31, 2015, Mr. Yuqiang Deng and Mr. Xiangdong Zhang each holds 80% and 20% of the equity interest in Zhiteng Computer, respectively. Zhiteng primarily engages in technology supporting services; and

•	In May 2010, we entered into certain contractual arrangements with Guangzhou Hengye Software Technology Co., Ltd., or Hengye Software and its then shareholders. As of March 31, 2015, Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang each holds 70%, 10% and 20% of the equity interest in Hengye, respectively. Hengye Software primarily engages in mobile internet value-added services.

Currently, Jiubang Computer is our operating subsidiary in China whose authorized scope of business includes research and development of computer software, providing computer information technology service and technology consulting service, and selling products and services provided by the company. Jiubang Computer is engaged in research and development activities and also provides services to our VIEs and third parties, including technology development, technical consulting and market research and consulting services.

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

In February 2014, we acquired GetJar, a privately held mobile advertising network based in California for $4.9 million in cash. We may issue up to an aggregate of 1,443,074 Class A ordinary shares to the seller of GetJar by early 2016 as earnout payments if certain performance targets for 2014 are achieved; however, these performance targets were not achieved, and we will not make the earnout payments to the seller of GetJar. We also incorporated Sungy Technology Limited under the laws of the British Virgin Islands, which holds the intellectual properties in relation to the operation of GetJar.

Our principal executive offices are located at Floor 17, Tower A, China International Center, No. 33 Zhongshan 3 Road, Yuexiu District, Guangzhou 510055, People’ s Republic of China. Our telephone number at this address is (+86 20) 6681 5066. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

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

•	We launched 3G.cn, one of the first Chinese mobile internet portals, in March 2004, when the mobile internet was still in its infancy. It provides mobile users access to a vast array of professional media and user-generated content, such as entertainment and sports events coverage in multi-media formats. 3G.cn had more than 42 million unique visitors in December 2014.

•	We started charging fees for our mobile reading services in the first half of 2010 to capture one of the early monetization opportunities in the mobile internet industry. Our mobile reading services are comprised of an expanding library of original and copyrighted literary works and a growing and highly engaged user community.

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

In the fourth quarter of 2014, we have temporarily shifted our focus to product development and realigned our strategy towards strengthening and expanding our flagship GO series platform of applications. Through this business shift, we plan to develop more themes and functions for our GO series products to suit our users’ diverse needs and preferences. We believe these measures will enable us to further enrich our users’ experience and help to increase our users’ stickiness on our GO series products and GO platform.

The following table sets forth the key operating data relating to our core GO series products:

	Accumulated Number of User as of December 31, 2014		Accumulated Number of Paid Downloads as of December 31, 2014
	(million)		(million)
GO Launcher EX	395		1.7
GO SMS Pro	153		2.3
GO Keyboard	92		0.7
All GO series products	554	(1)	5.1

(1)	When calculating the accumulated number of users of all GO series products, we count each individual user only once regardless of the number of GO series products such individual user may be using.

Launcher Products and Other GO Series Products

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

After the release in November 2010, GO Launcher EX has attracted approximately 395 million users worldwide as of December 31, 2014. GO Launcher EX can be downloaded for free, although it has paid premium features.

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

GO Launcher EX is currently available in 44 languages, serving users in over 200 countries and regions.

GO Launcher EX has received a score of 4.5 out of 5 as of December 31, 2014 on Google Play.

Next Launcher is our second launcher product and is a paid app featuring striking 3D effects, entertaining operation experience and visual enjoyment. For example, apps can be customized to rotate, swing, float or bounce on screens. Screen transition can have classic cylinder, flip, cubic effect as well as true 3D crystal, cloth and folding effects. Users can also define additional finger gestures such as double finger glide and double click for their favored operations. In 2014, we have added new animation effects, such as finger effect, and other new features, like mixture of different visual effects and gravity sensor, in our Next Launcher product. With additional themes and custom widgets downloadable from Google Play, it provides extensive and extremely comprehensive options for users looking to spice up their smartphones. Users can also build their customized app icons by editing its size, angle, style and label.

In addition, in 2014 our product team improved the functionalities of Next Launcher in its latest version in a comprehensive way – easier application management, more stable system operation and more efficient memory usage – aiming at bringing better experience to our users.

Founded on the success of GO Launcher EX, we developed certain other GO series products and services through apps and widgets to further improve the functionality, performance and personalization of smartphones. Go Keyboard is one of our most popular GO series mobile apps.

•    GO Keyboard has more functionalities than a factory installed keyboard. It helps users type faster on their smartphone screens by providing intuitive keyboard layout, fluid transition between alphabet, numbers and symbols, more than 800 emoticons and accurate word prediction and auto-correction functions.

• It can be further customized through the choice of more than 7,600 themes and various settings for sound, vibration, display and transition effects.

• It provides input for 48 languages and supports a broad range of smartphones and tablets.

• Users: approximately 92 million; Google Play Score: 4.5

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

Before we commit to develop any products, we typically conduct extensive studies of user needs and market demand. We then go through a prescribed series of steps, including testing user interactions, graphics design, client and server end software development, internal testing and beta version testing, often with multiple iterations, before officially releasing the products. Once our products are released, we collect and closely study data on user satisfaction and user feedback. We have a customer service team to collect feedbacks and identify areas in which our products need to be further enhanced or fine-tuned. In addition, our sophisticated data analytics system automatically collects and analyzes more than three terabytes of data per day and generates a large number of daily reports relating to the operations of our products, which further help us timely identify areas that need improvement. We have been promptly releasing new versions of our products to resolve issues thus identified after product releases, enhance existing functions or add new features to improve our products.

We devoted substantial resources to our research and development efforts, with the focus on the area of cloud computing, big data mining and analytics, mobile advertisement platform and advanced user interface capabilities. In 2014, we developed a recommendation engine, through which we are able to analyze selected data derived from our users and to provide personalized service, information and advertisement placement catering to our users’ preference and interests. As of December 31, 2014, our research and development department consisted of 323 employees.

Promotion of GO Series Products and Platform

We believe that creating superior products with high user satisfaction levels is the most effective way to market and promote our GO series products and GO platform. Through constant improvement and fine-tuning, we have received high ratings and a large number of positive comments on Google Play and other third-party app stores, which has successfully attracted many new users to use our products. Our product team also interacts with fans on some of the most popular social network platforms, including Facebook, Twitter and Google+, which we believe will reinforce our brandname and attract new users. We as a development team have also gradually gained considerable respect in users community, and most our GO series products reached the one million download threshold within a couple of months of their releases.

We also promote our GO series products through displaying advertisement on third-party platforms and in-app cross promotion. We display the advertisement of our products on major mobile social platforms, such as Facebook, Google AdWords/AdMob and Inmobi, and third-party app stores, such as mobomarket, mobogenie and 1mobile. In addition, users of any one of our GO series products can readily become interested in trying, and are provided convenient in-app access to other complementary GO series products, which create a strong network effect to cross-market our GO series products. Through mobile advertising networks, we can cross-promote apps with other app developers by displaying the advertisements of other app developers’ apps in our apps in exchange for them to display the advertisements of our GO series apps.

Starting in January 2012, we entered into arrangements with several leading Chinese smartphone manufacturers to pre-install GO Launcher in some of their smartphone models at no cost.

Through achieving higher user satisfaction, cross-promotion and pre-installation, we have been able to build a large community of loyal users for our GO series products and GO platform.

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

Channels

3G.cn offers more than 12 free channels that cater to a broad range of focuses and interests. Some of our most popular channels include the following:

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

Generally, advertisers on 3G.cn enter into contracts with us directly or through advertising agencies, with each contract typically lasting a few weeks for each advertising slot purchased. Advertisements on 3G.cn are charged primarily on the basis of duration, with pricing variations depending on the size, display method and prominence of the locations for these advertisements. As we continue to improve the content on 3G.cn, we expect that we will attract an increasing number of visitors and advertisers and derive more advertising revenues from 3G.cn in the future.

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

Our Mobile Reading Services

We started charging fees for our mobile reading content in 2010. Currently, our mobile reading services consist of GGBook, a mobile app for smartphones, a literary channel on 3G.cn, and content that can be accessed from third-party internet operators’ mobile reading databases. We are one of the earliest mobile reading service providers in China offering original content. We offer an expanding collection of original and copyrighted third-party literary works to a large, growing and highly engaged user community.

Large and Expanding Content

As of December 31, 2014, we had over 125,000 pieces of free and premium works on our mobile reading base, of which approximately 39,000 pieces require readers to pay. Approximately one-third of the literature available on our mobile reading base are original content to which we have exclusive publishing or reproduction rights, while the remaining are sourced from other mobile reading database in China or traditional offline-published books. We offer a comprehensive and continually expanding library of original and copyrighted literary works covering a wide range of genres, from romance, fantasy, martial arts, science fiction and mystery to humor. We engage registered authors who provide original content for our mobile reading base. Our authors transfer to us the copyright to their works in exchange for a fee based on the revenue we earn from their works. We also acquire licenses to post contents from traditional, offline-published books and make them available to our mobile readers.

Organization and Management of Content

•	Professional editing team . We have an editing team with more than 50 editors devoted to the reviewing and editing of literary content as of December 31, 2014.

•	Content Organization and Monitoring . We categorize our literary works by topic, popularity, authorship, free versus premium content and various other groupings so as to make it easier for readers to browse, search, read and bookmark different works. We have a team that ensures the literary works we offer are in compliance with applicable PRC laws and regulations, aided by a software program that periodically sweeps our platform for sensitive key words or questionable content. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Content posted or displayed on GO platform, 3G.cn and our mobile reading base, including advertisements, may be found objectionable by PRC regulatory authorities and may subject us to penalties and other severe consequences.”

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

We seek to sign talented authors who have potential for commercial success. Authors receive reviews from our readers and editing advice from our editing team, which in turn improve their writing skills and help them find topics and styles suited to themselves and to their reader base. In 2012, one of our authors became the top ten most searched authors on Baidu.com, China’s most popular search engine. In addition, 30 of our authors have published offline as of December 31, 2014.

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

Our readers pay for our mobile reading content through SMS, phone cards and payment systems operated by major mobile carriers in China.

Competition

The mobile internet industry is rapidly evolving and highly competitive. We face competition in all major aspects of our business:

•	GO series products . We face competition from numerous competing products for Android smartphones from third-party developers, such as Facebook Home in the field of launcher products. We will continue to innovate and improve our existing products and services and develop new ones to maintain our competitive advantages.

•	3G.cn . 3G.cn faces a variety of competitors in China, as a significant portion of major internet companies in China have mobile internet portals. In the future, we expect to continue to compete with other internet portals for visitors, content and advertisers.

•	Mobile reading services . Our most prominent competitor in mobile reading services in China is Cloudary Corporation’s network of original literature websites. Our mobile reading services also compete with literary content providers. We compete with these companies for content, readers, authors, advertisers and distribution channels, and expect to continue such competition as we further expand.

Intellectual Property

We regard our patents, trademarks, domain names, copyrights, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We seek to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection laws in the United States, the PRC and other jurisdictions, as well as through confidentiality agreements and procedures with our employees, business partners and others. The intellectual property rights we own as of March 31, 2015 include: (1) 16 patents relating to our proprietary technology; (2) 12 registered domain names that are material to our business, including 3G.net.cn, 3G.cn and jiubang.com; (3) copyrights to 81 software programs relating to various aspects of our operations; and (4) 61 trademarks and service marks registered in China, eight, four and eight trademarks in South Korea, Japan and the United States, respectively, for our brands and logos, including logos for GO Launcher EX and GO series products. In addition, we have filed 160 patent applications in China covering certain of our proprietary technologies and 89 trademark applications in China and 16 trademark applications in South Korea, Japan and the U.S. as of March 31, 2015.

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

To comply with such foreign ownership restrictions, we operate our businesses in China through Jiubang Digital, Sanju Advertising, Zhiteng Computer and Hengye Software, all of which are owned by PRC citizens or entities. Jiubang Computer was established by Sungy Data Ltd. (now renamed as Sungy Mobile Limited). Jiubang Digital, Sanju Advertising, Zhiteng Computer, and Hengye Software are all controlled by Jiubang Computer through a series of contractual arrangements. See “Item 4. Information on the Company — C. Organizational Structure.” Moreover, Jiubang Digital owns a majority of the domain names, registered trademarks and facilities necessary for daily operations in compliance with the MILT Circular 2006. Based on the understanding of the current PRC laws, rules and regulations of our PRC legal counsel, Fangda Partners, our corporate structure complies with all applicable PRC laws, and does not violate, breach, contravene or circumvent or otherwise conflict with any applicable PRC laws. However, we were further advised by our PRC legal counsel that there are substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations and thus there is no assurance that Chinese governmental authorities would take a view consistent with the opinions of our PRC legal counsel.

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

Regulation on Advertising Business and Conditions on Foreign Investment

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

Under the Administrative Regulations on Foreign-Invested Advertising Enterprises, promulgated in 2008, there is no longer any maximum foreign shareholding percentage restriction applicable to foreign-invested advertising enterprises. However, foreign investors are required to have at least three years prior experience of operating an advertising business outside of China as their main business before receiving approval to directly own a 100% interest in an advertising company in China. Foreign investors with at least two years prior experience of operating an advertising business outside China as their main business are allowed to establish a joint venture with domestic advertising enterprises to operate an advertising business in China.

Intellectual Property Rights Software Registration

Software Registration

The State Council and the NCA have promulgated various rules and regulations and rules relating to protection of software in China. According to these rules and regulations, software owners, licensees and transferees may register their rights in software with the SCB or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC law, software owners, licensees and transferees are encouraged to go through the registration process and registered software rights may be entitled to better protections. As of March 31, 2015, we had registered copyrights to 81 software programs in China.

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

As of March 31, 2015, we had obtained 16 patents granted from, and 160 patent applications are under review by, the State Intellectual Property Office.

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

To further clarify some key internet copyright issues, on November 27, 2012, the PRC Supreme People’s Court promulgated the Regulation on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over the Infringement of Information Network Transmission Right, or the 2013 Regulation. The 2013 Regulation took effect on January 1, 2013, and replaced the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright that was initially adopted in 2000 and subsequently amended in 2004 and 2006. Under the 2013 Regulation, where an internet information service provider work in cooperation with others to jointly provide works, performances, audio and video products of which the right holders have information network transmission right, such behavior will constitute joint infringement of third parties’ information network transmission right, and the PRC court shall order such internet information service provider to assume join liability for such infringement. If an internet information service provider can prove that it has only provided network services through automatic access, automatic transmission, data storage space, search functions, links, document sharing technology, etc., and thereby argues that it has not been involved in any alleged joint infringement, the PRC court shall find in favor of such internet information service provider. If an internet information service provider fails to delete, block, disconnect or take other necessary measures, or if it provides technological support or other aid when it knows or should have known of the network user’s infringement on the information network transmission right, the PRC court shall find that such aid constitutes contributory infringement. The PRC court shall determine whether an internet information service provider is liable for abetting or contributory infringement according to its findings on the degree of fault of the internet information service provider. The fault of the internet information service provider is determined according to various criteria, including situations where such provider knew or should have known of the network user’s infringement against third party’s information network transmission right. If an internet information service provider can prove it has adopted fairly reasonable and effective technological measures, and yet still finds it difficult to discover infringement against information network transmission conducted by the network user, the PRC court shall find such provider to be not at fault. Where an internet information service provider promotes popular video and films through setting up a list, directory, index, descriptive paragraph, briefing or other means of recommendation, and the public can download, browse or acquire them through other methods directly from the internet information service provider’s webpage, the PRC court may find that such provider knew of the network user’s infringement on the information network transmission right of others.

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

Domain Name

In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names, which were amended on May 29, 2012. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” On May 28, 2012, the CNNIC issued the Measures on Domain Name Dispute Resolution and relevant implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. As of March 31, 2015, we had registered 12 domain names that are material to our business, including “www.3g.cn”, “www.3G.net.cn” and “www.jiubang.com”.

Trademark

The PRC Trademark Law, adopted in 1982 and amended in 1993, 2001 and 2013 with its implementation rules adopted in 2014, protects registered trademarks. The Trademark Office of the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. As of March 31, 2015, we had registered 61 trademarks and service marks and had filed 89 trademark applications in China.

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

On December 28, 2012, the Standing Committee of the National People’s Congress reiterated relevant rules on the protection of internet information by issuing the Decision on Strengthening the Protection of Network Information, or the 2012 Decision. The 2012 Decision distinctly clarified certain relevant obligations of the internet information service provider. For example, the 2012 Decision specifies that the internet information service provider should take relevant technical measures and other necessary actions to prevent the leakage, damage or loss of each user’s personal information collected in the internet information service provider’s operation activities, and shall take remedial measures when the leakage, damage or loss of the citizen’s personal information occurs or may possibly occur. Once it discovers any transmission or disclosure of information prohibited by the relevant laws and regulations, the internet information service provider shall stop transmission of such information, take measures such as elimination, keeping relevant record, and reporting to relevant authorities.

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

Dividend Distribution . The Foreign Investment Enterprise Law, promulgated in 1986 and amended in 2000, and the Administrative Rules under the Foreign Investment Enterprise Law, promulgated in 2001, are the key regulations governing distribution of dividends of foreign-invested enterprises.

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

Circular 37. Pursuant to SAFE’s Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued and effective on July 4, 2014, and its appendixes, PRC residents, including PRC institutions and individuals, must register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to PRC residents. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

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

Regulation on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the applicable EIT Law including its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the implementation rules to the EIT Law, which also became effective on January 1, 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. According to the EIT Law and relevant regulations, subject to the approval of competent tax authorities, the income tax of an enterprise that has been determined to be a high and new technology enterprise shall be reduced to a preferential rate of 15%.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination of offshore incorporated PRC tax resident status and its administration are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies (“Circular 82”), and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Offshore Incorporated Resident Enterprises (Trial) (“SAT Bulletin No. 45”), both issued by the SAT, which provide guidance on the administration as well as determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

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

In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, and the implementation rules refer to “qualified resident enterprises” as enterprises with “direct equity interest”, it is unclear whether dividends we receive from our PRC subsidiaries are eligible for exemption, if our Cayman Islands holding company is treated as PRC tax resident.

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, with retroactive effect beginning January 1, 2008, or SAT Circular 698, and the Notice on Several Issues Concerning Enterprise Income Tax for Indirect Share Transfer by Non-PRC Resident Enterprises, issued by the PRC State Administration of Taxation on February 3, 2015, or SAT Circular 7, an “indirect transfer” of assets of a PRC resident enterprise, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable properties, if such transaction arrangement lacks of reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and tax filing or withholding obligations may be triggered, depending on the nature of the PRC taxable properties being transferred. According to SAT Circular 7, “PRC taxable properties” include assets of a PRC establishment or place of business, real properties in the PRC, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining if there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable properties; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable properties have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the offshore enterprise shareholder; the business model and organizational structure; the offshore tax treatment on the indirect transfer of PRC taxable properties; the replicability of the transaction by direct transfer of PRC taxable properties; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment or place of business of a foreign enterprise, the resulting gain is to be included with the annual enterprise filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to PRC real properties or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the competent tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Currently, neither SAT Circular 698 nor SAT Circular 7 applies to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing and withholding or tax payment obligations on the transferors and transferees, while our PRC subsidiaries may be requested to assist in the filing. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

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

On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. In addition, according to the Notice on Including the Telecommunications Industry in the Pilot Program of Levying Value-added Tax in Lieu of Business Tax, which became effective on June 1, 2014, the scope of certain modern services industries under the Pilot Collection Circular further extends to the telecommunications industry.

Cultural Development Fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (a) which are generated from providing advertising services and (b) which are also subject to the value-added tax.

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

New M&A Regulations and Overseas Listings

On August 8, 2006, six PRC governmental agencies jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rules, which became effective on September 8, 2006 and amended on June 22, 2009. The New M&A Rules require offshore special purpose vehicles formed to pursue overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on any stock exchange overseas.

The application of the M&A Rules remains unclear. Based on the understanding on the current PRC laws, rules and regulations and the M&A Rules of our PRC Legal Counsel, Fangda Partners, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ADSs on NASDAQ because the company does not constitute a special purpose vehicle as defined by the M&A Rules which is required to obtain approval from the CSRC for overseas listings. However, as there has been no official interpretation or clarification of the M&A Rules, we are also advised by our PRC legal counsel that there is uncertainty as to how this regulation will be interpreted or implemented.

Considering the uncertainties that exist with respect to the issuance of new laws, regulations or interpretation and implementing rules, the opinion of our PRC legal counsel, summarized above, is subject to change. If the CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies.

C. Organizational Structure

The following diagram illustrates our corporate structure and significant subsidiaries and variable interest entities as of the date of this annual report:

(1)	Jiubang Digital is one of our variable interest entities. Mr. Yuqiang Deng, Mr. Xiangdong Zhang, and Sanju Advertising, one of our variable interest entities, each owns 16%, 4% and 80% of Jiubang Digital’s equity interests, respectively.
(2)	Sanju Advertising is one of our variable interest entities. Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang each owns 70%, 20% and 10% of Sanju Advertising’s equity interests, respectively.
(3)	Zhiteng Computer is one of variable interest entities. Mr. Yuqiang Deng and Mr. Xiangdong Zhang each owns 80% and 20% of Zhiteng Computer’s equity interests, respectively.
(4)	Hengye Software is one of our variable interest entities. Mr. Yuqiang Deng, Mr. Xiangdong Zhang and Mr. Yingming Chang each owns 70%, 10% and 20% of Hengye Software’s equity interests, respectively.

D. Property, Plants and Equipment

Our principal executive offices are located on leased premises comprising approximately 6,200 square meters in Guangzhou, China. This facility currently accommodates our management headquarters, principal development, engineering, editorial departments, finance, human resources and administrative activities. The leases for this Guangzhou facility expire in 2017. We also have a branch office in San Francisco, focusing on handling advertising and sales for the overseas market, a branch office in Beijing, focusing on selling and marketing. We lease these premises in Beijing under lease agreements from independent third parties, and we plan to renew these leases from time to time as needed.

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

A. Operating Results

Overview

We generate our revenues through paid apps and premium themes, in-app purchase for advanced functionalities, advertising in various forms as well as users’ purchases of literary content. Our total revenues increased from RMB185.2 million in 2012 to RMB328.8 million in 2013, and further increased to RMB369.2 million (US$59.5 million) in 2014. We generated net income of RMB15.2 million and RMB91.8 million in 2012 and 2013, respectively, and incurred net loss of RMB47.7 million (US$7.7 million) in 2014.

Discussion of Selected Statements of Operations Items

Revenues

In the years ended December 31, 2012, 2013 and 2014, we derived our revenues from mobile application products and services, mobile reading services, mobile portal marketing services, and certain other services. The following table sets forth the principal components of our total revenues by amount and as a percentage of our total revenues for the periods presented.

	For the Year Ended December 31
	2012		2013		2014
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
Total revenues:
Mobile application products and services	34,056,890	18.4	153,363,875	46.6	186,879,488	30,119,506	50.6
Mobile reading services	72,766,802	39.3	99,791,329	30.3	85,007,148	13,700,665	23.0
Mobile portal marketing services	57,506,160	31.0	52,211,716	15.9	55,423,444	8,932,638	15.0
Other revenues	20,888,829	11.3	23,476,398	7.2	41,909,903	6,754,650	11.4
Total	185,218,681	100.0	328,843,318	100.0	369,219,983	59,507,459	100.0

Our revenues from mobile application products and services increased from RMB34.1 million in 2012 to RMB153.4 million in 2013, and further increased to RMB186.9 million (US$30.1 million) in 2014. Revenues from our mobile reading services increased from RMB72.8 million in 2012 to RMB99.8 million in 2013, and decreased to RMB85.0 million (US$13.7 million) in 2014. Revenues from our mobile portal marketing services decreased from RMB57.5 million in 2012 to RMB52.2 million in 2013, and increased to RMB55.4 million (US$8.9 million) in 2014. However, we cannot guarantee we will maintain the growth of our revenue in future. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business - There are significant uncertainties in the revenue potential of our GO series products and GO platform.”

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

Mobile application products and services

Revenues from our mobile application products and services accounted for 18.4%, 46.6% and 50.6% of our total revenues in 2012, 2013 and 2014, respectively. Mobile application products and services revenues mainly include revenues generated from (i) users’ purchase of premium themes and advanced functionalities for our free GO series products and Next Launcher, our paid product, and (ii) advertisements displayed on our GO series products. We provide advertising services both directly to advertisers and through third-party advertising networks. We sell mobile application products through application stores such as Google Play.

We believe that the most significant factors affecting revenues from mobile application products and services include:

•	Mobile internet penetration rate . The fast growth of the mobile internet industry is a very recent phenomenon. The success of our mobile application products and services rely upon the popularity and penetration rate of mobile internet in different parts of the world.

•	Popularity of the Android system . We currently sell our mobile application products and services around the Android operating system. We may be affected by any significant downturn in the overall demand for or use of Android smartphones or any decline in the popularity of Android as an operating system, to the extent that our mobile application products and services continue to be operated on Android smartphones.

•	Number of free and paid downloads . A larger number of paid downloads are associated with more downloads of premium themes and advanced functionalities for our free GO series products and Next Launcher, our paid product. A larger number of free downloads may generate more paid downloads for premium themes and advanced functionalities for our free GO series products. It also attracts more monthly active users, which may in turn drive marketing revenues from advertisements displayed on our GO series products. In addition, we may from time to time shift our business focus from monetization to marketing and product development, and such strategic realignment may affect our revenue.

•	Mobile internet marketing revenues . Mobile internet marketing is a relatively new advertising model. The effectiveness of mobile internet as a marketing tool, measured in various ways such as click-through rates, may heavily influence advertisers’ attitude toward marketing on our GO platform. We generate revenues for advertisements displayed on our GO series products with advertising networks. We are also in the process of developing our own mobile internet marketing network and, after its completion, we may be able to retain a larger portion of these revenues and may be able to generate additional revenue streams by delivering advertisements to third-party mobile applications on behalf of our own advertising clients.

•	New products and revenue model . Our business and revenue model relating to GO series products and GO platform is still new and evolving. We have been experimenting with various revenue models with varying degrees of success. We intend to develop additional new products and services and experiment with new revenue models to fully explore our business potential.

We started to offer direct advertising services, i.e., helping advertisers sourced directly by us distribute and promote their products on our GO platform, in the first quarter of 2012. Marketing revenues from direct advertising services have increased because the number of user actions that generate revenues for us, such as clicks, downloads, installations or activations, and are attributable to the advertisements published on our GO series products continued to increase due to (i) increases in number of our direct advertisers and advertising space offered to direct advertisers in our GO series products, (ii) improvement in our ability to more effectively distribute relevant advertisements to our users and (iii) increases in our monthly active users. Certain of our GO series products available for paid downloads are free of advertisements, and thus do not contribute to advertising sales.

We also offer advertising services on our GO platform through advertising networks or third party advertising agencies. Starting in the second quarter of 2012, users can download our premium themes and advanced functionalities for GO series products using their Go Gold, previously named as GetJar Gold, a virtual currency of GetJar, an advertising network which we acquired in February 2014. Prior to the acquisition, we received fees from GetJar, which generates advertising revenues from its advertising customers. In addition, we have established business relationship with Google AdMob previously. We entered into broader advertising arrangements with Google AdMob in 2013 and allowed advertisements from Google to be delivered to and displayed on our GO series products automatically. We generate revenues based on the number of clicks or actions attributable to these advertisements. Marketing revenues from the advertising networks have increased because the number of user actions that generate revenues for us and are attributable to the advertisements published on our GO series products continued to increase primarily due to (i) increase in advertising space offered to third-party advertising networks in our GO series products and (ii) increases in our monthly active users.

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

Mobile reading services

Revenues from our mobile reading services accounted for 39.3%, 30.3% and 23.0% of our total revenues in 2012, 2013 and 2014, respectively. We derive revenues by providing content to third parties, such as uploading our literary content to third-party operated mobile reading platforms that charge their users for access to our content. Under revenue-sharing arrangements with such third parties, we receive an agreed percentage of the fees generated by the content we provide. Our mobile reading services revenues also include revenues generated from readers’ purchases of online literary content from our own reading channel on 3G.cn and GGBook. Such content can be subscribed for by chapter, by book or by month—providing access to a certain number of literary works for a month for a set fee.

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

Mobile portal marketing services

Revenues from our mobile portal marketing services accounted for 31.0%, 15.9% and 15.0% of our total revenues in 2012, 2013 and 2014, respectively. Our mobile portal marketing services revenues primarily consist of advertising on 3G.cn in different formats and over different periods of time. We either charge advertisers a fixed fee for advertisements of certain sizes and formats in fixed locations over a period of time, or charge advertisers per action, such as when each time a user clicks on an advertisement, downloads, installs or activates an item being advertised.

We believe that the most significant factors affecting revenues from mobile portal marketing services include:

•	Number of advertisers. We attract advertisers by offering innovative mobile internet advertising solutions to fit the different needs of our advertisers. In addition, we have continually worked to enrich the content offerings on 3G.cn in order to increase its popularity, making it increasingly more attractive to advertisers.

•	Average revenue per advertiser . Average revenue per advertiser is primarily affected by market acceptance of mobile internet advertising and the allocation of advertising budgets by our advertisers to 3G.cn. As the mobile internet industry is relatively new, the effectiveness of mobile advertising is less proven than the results for other forms of more traditional advertising. Our average revenue per advertiser may increase as advertisers allocate more advertising budgets to us.

Other revenues

Other revenues are primarily derived from the fees received from third parties for the sale of digital products and services, either provided by third parties or developed by ourselves, such as paid content, picture download, and access to game or music files. The other revenues are recognized when the products are delivered or the services are rendered.

Cost of Revenues

Cost of revenues consists primarily of (i) content acquisition cost; (ii) distribution fees; (iii) personnel costs; (iv) processing fees paid to mobile application stores; (v) custody and bandwidth costs and (vi) depreciation and amortization. We expect that our cost of revenues will increase in absolute amount as we further grow our user base and expand our products and services.

Content acquisition cost . Content acquisition cost mainly includes copyright fees paid to authors and publishers for the right to publish literary products on our mobile reading base, distribution fees related to our mobile reading business and acquisition cost for content displayed in our websites and certain themes developed by third parties for our GO launcher products. The copyright fees are initially recorded as intangible assets and amortized, on a straight-line basis, over the estimated useful life of the applicable literary products. Our content acquisition cost increased from 2012 to 2013 and 2014.

Distribution fees . Distribution fees mainly include the amount paid to third parties that direct users to access our products or services, which may fluctuate from period to period.

Personnel costs . Personnel costs include salaries, other forms of compensation, including share-based compensation, and insurance for our employees of those departments directly involved in providing our services and the sale of mobile application products and related services. Our personnel costs increased from 2012 to 2013, primarily because the expansion in our business required the hiring of additional personnel to run our daily operations and additional compensation to incentivize existing employees, and remained stable in 2014. We expect personnel costs to remain stable in 2015.

Processing fees paid to mobile application stores . Processing fees paid to mobile application stores include fees paid to stores such as Google Play, through which we sell our GO series products. Our processing fees paid to mobile application stores increased from 2012 to 2013 because of the growth in revenue from GO series products, but decreased in 2014, primarily due to the decrease in revenues from users’ purchase of our paid products.

Custody and bandwidth fees . Custody and bandwidth fees are paid to third parties for the hosting and maintenance of our servers and the purchase of bandwidth. Our custody and bandwidth fees were relatively stable between 2012 and 2013, and increased from 2013 to 2014.

Depreciation and amortization . Depreciation and amortization mainly include depreciation of property and equipment, and amortization of intangible assets other than those recorded in the content acquisition cost. Our depreciation and amortization decreased from 2012 to 2013, but increased significantly in 2014, primarily due to the amortization of intangible assets acquired associated with the acquisition of GetJar. We expect the depreciation and amortization to remain stable in 2015.

Operating Expenses

Our operating expenses consist of (i) research and development expenses, (ii) selling and marketing expenses and (iii) general and administrative expenses. The following table sets forth the components of our operating expenses for the periods indicated, both in absolute amounts and as percentages of our total revenues.

	For the Year Ended December 31
	2012		2013		2014
	RMB	% of total revenues	RMB	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except for percentage)
Operating expenses:
Research and development expenses	34,041	18.4	46,641	14.2	89,679	14,454	24.3
Selling and marking expenses	45,914	24.8	47,294	14.4	104,197	16,793	28.2
General and administrative expenses	25,615	13.8	51,246	15.6	119,855	19,317	32.5

Total operating expenses	105,570	57.0	145,181	44.2	313,731	50,564	85.0

Research and development expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation, for research and development personnel, custody and bandwidth costs, rental costs and depreciation of office premise and servers utilized by the research and development personnel, as well as other expenses we have incurred in researching and developing our GO platform, GO series products, 3G.cn and mobile reading services. Research and development expenses increased from RMB34.0 million in 2012 to RMB46.6 million in 2013 and RMB89.7 million (US$14.5 million) in 2014, due to the need for higher levels of compensation for our research and development personnel. In addition, increased staff-related costs associated with the acquisition of GetJar also partially resulted in the increase of our research and development expenses in 2014. We expect our research and development expenses may increase as we expand our research and development team to develop new products and services for our GO platform, improve technology for data analysis to further enhance user experience and develop enhanced features for our existing products and services to attract more users.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries and benefits, including share-based compensation, commissions for our selling and marketing personnel, and also advertising and promotion expenses. Our selling and marketing expenses increased from RMB45.9 million in 2012 to RMB47.3 million in 2013 and RMB104.2 million (US$16.8 million) in 2014, primarily reflecting increased expenses in the promotion and advertisement of our products worldwide, as well as increased commissions for our selling and marketing personnel. We expect that our selling and marketing expenses may increase as we will continue to focus on the marketing, commercialization and promotion of our new products.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits, including share-based compensation, for our general and administrative personnel, professional service fees and other administrative expenses. Our general and administrative expenses increased from RMB25.6 million in 2012 to RMB51.2 million in 2013 and RMB119.9 million (US$19.3 million) in 2014, primarily due to the increased share-based compensation costs to the management and administrative staff. We expect our general and administrative expenses to remain stable in 2015.

Share-based compensation expenses

The amount of share-based compensation costs for the years ended December 31, 2012, 2013 and 2014 is allocated as follows:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Cost of revenues	76,111	639,246	2,633,316	424,413
Research and development expenses	164,374	1,944,824	5,410,007	871,935
Selling and marketing expenses	124,850	728,459	2,559,662	412,543
General and administrative expenses	60,748	14,510,015	54,368,924	8,762,680

Total	426,083	17,822,544	64,971,909	10,471,571

We grant stock-based award such as share options to eligible employees, officers and directors. For awards granted to employees, officers, and directors initially accounted for as equity-classified awards, they are measured at the grant date fair value of the awards and are recognized using the straight-line method, net of estimated forfeiture rates, over the requisite service period, which is generally the vesting period. For awards classified as liability-classified awards, they are measured at fair value at each reporting date. As of December 31, 2014, there are no outstanding liability-classified share-based awards. In the future, we expect our share-based compensation expenses to increase in the absolute amount as our business continues to expand and as we continue to recruit qualified personnel to enhance our compliance capability to meet our reporting obligations under the U.S. securities laws as a public company.

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

PRC

Current taxation primarily represented the provision for a state and local corporate income tax, or EIT, for subsidiaries and variable interest entities, or VIEs, operating in the PRC. Under the EIT Law, which became effective on January 1, 2008, all our PRC entities are subject to EIT at a rate of 25%, with the exception of any preferential treatments they may receive, such as the recognition that Jiubang Digital received as a “high and new technology enterprise”, which enabled it to enjoy a 15% preferential tax rate in place of the statutory 25% enterprise income tax until December 31, 2016.

According to a policy promulgated by the state tax bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year, or Super Deduction. Jiubang Digital has claimed such Super Deduction in ascertaining its tax assessable profits from 2009 to 2013.

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

Our revenues from mobile reading services, mobile application products and services and other services are subject to business taxes at a rate of 3%-5% in the first half of 2014 and value added taxes at a rate of 3% or 6% in the second half of 2014, as well as related surcharges at a rate of 12% of business taxes and value added taxes in aggregate. Our revenues from mobile portal marketing service are subject to value added taxes at a rate of 6% and related surcharges at a rate of 12% of value added taxes in aggregate. In addition, certain mobile portal marketing revenues are subject to cultural development fees at a rate of 3%.

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

We believe, based on the legal opinion of our PRC counsel, the contractual arrangements are legally binding and enforceable, and do not violate current PRC laws and regulations. However, because of the substantial uncertainties involved as advised by our PRC legal counsel, if such contracts are held to be unenforceable, or if there are changes in PRC laws and regulations that affect our ability to effectively control the VIEs, we may be precluded from consolidating these companies in the future.

Business combination

We account for business combinations using the purchase method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the acquiree’s business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. We perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting is greater than its carrying amount, the two-step goodwill impairment test is not required.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

We perform our annual impairment review of goodwill on December 31, and when a triggering event occurs between annual impairment tests. No impairment loss was recorded for any of the periods presented.

Equity method investments

We apply the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 Investment — Equity Method and Joint Ventures, over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. We consider subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method of accounting, our share of the investee’s results of operations is reported as share of income (losses) of equity method investments in the consolidated statements of comprehensive income (loss).

We recognize an impairment loss when there is a decline in value below the carrying value of the equity method investment that is considered to be other-than-temporary. The process of assessing and determining whether impairment on an investment is other-than-temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to the period end, and forecasted performance of the investee.

Investment securities

Investment securities at December 31, 2014 consist of corporate convertible debt and equity securities. The classification of investment securities is based on our intent, which is re-evaluated at each balance sheet date, with respect to those securities. Investment securities other than trading securities and held-to-maturity securities are classified as available-for-sale. Available-for-sale investments are carried at fair value with unrealized gains and losses, net of income tax as a separate component of accumulated other comprehensive income within the consolidated statements of changes in equity (deficit). A decline in the fair value of an available-for-sale that is deemed to be other-than-temporary results is an impairment to reduce the carrying amount to fair value. Realized gains and losses and impairment, which are judged to be other than temporary, if any, are recognized in the consolidated statements of comprehensive income (loss). In computing realized gains and losses on available-for-sale securities, we determine cost based on amounts paid, including direct costs to acquire the security.

As at December 31, 2014, all investment securities are classified as available-for-sale investments.

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

For the sale of mobile application products, when no free updates or other post contract customer support (“PCS”) are provided, revenues are recognized upon the delivery of the mobile application products and the other revenue recognition criteria are met at time of delivery.

We began to sell a mobile application product in December 2012 for which free upgrades were provided on a when-and-if-available basis for an unspecified period, which is considered PCS. Since we were not able to establish vendor-specific objective evidence (“VSOE”) of the fair value of the PCS, we recognized revenue from the sale of the mobile application ratably over the estimated life of the mobile application during the year ended December 31, 2012.

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

Therefore, for the years ended December 31, 2013 and 2014, upon the sale of the mobile application, the consideration attributable to the fair value of the PCS is initially deferred and recognized as revenue on a straight-line basis over the one year service period with the remaining or residual consideration recognized as revenue. We do not sell the mobile application product without PCS.

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

Other Revenues

Other revenues are primarily derived from the fees received from third parties for the sale of digital products and services, either provided by third parties or developed by ourselves, such as paid content, picture download, and access to game or music files. The other revenues are recognized once the products are delivered or the services are rendered.

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

In June 2006, we adopted the 2006 Plan, which was amended and restated in October 2013. The 2006 Plan provides for the granting of stock options and other stock-based awards to our key employees, directors and consultants. Our board of directors authorized and reserved for the issuance of up to 5,224,126 ordinary shares under the 2006 Plan. Immediately prior to the completion of our initial public offering, the ordinary shares underlying the options granted under the 2006 Plan were re-designated as Class A ordinary shares.

In June 2010, we adopted the 2010 Plan, which was amended and restated in October 2013. The 2010 Plan provides for the granting of stock options and other stock-based awards to our key employees, directors and consultants. Our board of directors authorized and reserved for the issuance of up to 5,373,659 ordinary shares under the 2010 Plan. Immediately prior to the completion of our initial public offering, the ordinary shares underlying the options granted under the 2010 Plan were re-designated as Class A ordinary shares.

In October 2013, we adopted the 2013 Plan, which was amended and restated in July 2014. The 2013 Plan provides for the granting of stock options and other stock-based awards to our key employees, directors and consultants. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan is 7,317,073, plus an automatic annual increase on January 1 of each year, beginning on January 1, 2015, by the number of shares representing 2% of the then total issued and outstanding share capital of our company as of December 31, of the preceding year, or such less number as the board shall determine.

From July 1, 2006 to December 31, 2014, our board of directors has granted the following options to our executive officers and employees:

Grant date	Number of options	Exercise price (US$)	Fair value of ordinary share (US$)
Prior to January 1, 2012	10,824,428	0.02 – 1.90	0.17 – 0.59
July 1, 2012	75,675	1.90	0.64
December 1, 2012	305,878	1.90	0.84
June 1, 2013	3,646,400	0.0001 – 0.8826	1.65
September 1, 2013	1,677,500	0.8826	1.70
November 21, 2013	35,000	1.87	1.87
March 18, 2014	63,931	1.30	4.78
March 18, 2014	100,000	1.90	4.78
May 12, 2014	30,000	2.29	2.66
July 17, 2014	20,000	1.86	1.75
July 30, 2014	25,684	1.87	1.86
October 08, 2014	2,794,716	1.14	1.21
October 13, 2014	600,000	1.30	1.23
October 20, 2014	15,000	1.29	1.25
October 23, 2014	5,394	0.87	1.38
October 23, 2014	90,029	1.30	1.38
October 23, 2014	37,500	0.8826	1.38
November 03, 2014	200,000	1.12	1.04
December 08, 2014	160,000	0.852	0.83

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

In determining the fair value of stock options granted to executive officers and certain employees, we have used the binomial option pricing model for the years ended December 31, 2012 and 2013. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected dividends on the underlying ordinary shares and the expected volatility of the price of the underlying shares for the contract term of the options, are required in order to determine the fair value of the options. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expense we recognize in our consolidated financial statements. For the options granted, we used the following assumptions on the date of grant in determining the estimated fair value per option:

	Option Granted In
	2012	2013
Expected volatility	60% - 63%	54 - 60%
Expected dividends yield	0%	0%
Exercise multiple	2.2	2.2
Risk-free interest rate per annum	2.02% - 2.77%	1.72% - 2.97%
Estimate fair value of underlying ordinary shares (per share)	US$0.64 - 0.84	US$1.65 - 1.87

Since we did not have a trading history at the time the stock options were granted and we did not have sufficient share price history to calculate our own historical volatility, expected volatility of our future ordinary share price was estimated based on the price volatility of the shares of selected public companies in the similar industry, which we refer to as guideline companies.

For the year ended December 31, 2014, we calculated the fair value of the share options on the grant date using the Black-Scholes-Merton pricing valuation model. The assumptions used in the valuation model are summarized as follows:

Option Granted In
2014
Expected dividend yield	0%
Expected volatility	49% - 62%
Expected term	1.05-6.75
Risk-free interest rate (per annum)	0.12% - 2.04%

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

As of December 31, 2013, we assessed the need for the valuation allowance previously provided against the deferred income tax assets of Jiubang Computer, Beijing XMedia, Sanju Advertising and Beijing Yunlei Cultural Communication Co., Ltd, or Beijing Yunlei which generated pre-tax income during 2013. Based on current business plans and projected net income in the near future, we believe it is more likely than not that these entities will realize the deferred income tax assets in the near future. Consequently, we recorded a deferred income tax benefit in the amount of RMB11.2 million due to the reversal of the valuation allowance of the deferred income tax assets of these entities. The amount of the deferred income tax assets considered realizable as of December 31, 2013 could be reduced in the near term if estimates of future taxable income are reduced.

As of December 31, 2014, we assessed the need for the valuation allowance. The valuation allowance of the deferred income tax assets was RMB17,388,482 as of December 31, 2014.

Recently Issued Accounting Pronouncements

The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2016. We will implement the provisions of ASU 2014-09 as of January 1, 2017. We have not yet determined the impact of the new standard on its current policies for revenue recognition.

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

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Summary Consolidated Statements of Comprehensive Income (Loss) Data:
Revenues	185,218,681	328,843,318	369,219,983	59,507,459
Cost of revenues (1)	(74,813,098)	(94,144,743)	(134,037,756)	(21,602,965)

Gross profit	110,405,583	234,698,575	235,182,227	37,904,494
Research and development expenses (1)	(34,041,250)	(46,641,102)	(89,679,663)	(14,453,738)
Selling and marketing expenses (1)	(45,914,065)	(47,293,583)	(104,196,733)	(16,793,465)
General and administrative expenses (1)	(25,614,849)	(51,246,338)	(119,854,801)	(19,317,087)

Operating income (loss)	4,835,419	89,517,552	(78,548,970)	(12,659,796)
Share of losses of equity method investments	(1,072,946)	—	(622,909)	(100,395)
Gain on disposal of an equity method investment	4,182,485	—	—	—
Investment income	124,862	360,750	9,381,389	1,512,005
Interest income	194,643	279,777	29,388,576	4,736,579
Other income	—	—	6,407,465	1,032,696

Income (loss) before income taxes	8,264,463	90,158,079	(33,994,449)	(5,478,911)
Income tax benefit (expense)	6,903,561	1,656,813	(13,673,721)	(2,203,804)

Net income (loss)	15,168,024	91,814,892	(47,668,170)	(7,682,715)

(1)	The amount of share-based compensation costs for the years ended December 31, 2012, 2013 and 2014 are as follows:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Cost of revenues	76,111	639,246	2,633,316	424,413
Research and development expenses	164,374	1,944,824	5,410,007	871,935
Selling and marketing expenses	124,850	728,459	2,559,662	412,543
General and administrative expenses	60,748	14,510,015	54,368,924	8,762,680

Total	426,083	17,822,544	64,971,909	10,471,571

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues. Our revenues increased by 12.3% from RMB328.8 million in 2013 to RMB369.2 million (US$59.5 million) in 2014. This increase was primarily due to increases in revenues from mobile application products and services.

Mobile application products and services. Revenues from our mobile application products and services increased by 21.9% from RMB153.4 million in 2013 to RMB186.9 million (US$30.1 million) in 2014. This increase was primarily due to an increase in our marketing revenues related to GO series products from RMB89.1 million in 2013 to RMB131.3 million (US$21.2 million) in 2014, which was due to the increased popularity of our GO series products and services, an increase in the number of user actions that generated revenues such as clicks, downloads, installations or activations, and were attributable to the advertisements published in our GO series products, and an increased variety of advertising formats and services we offered. Increase in the above revenue was partly attributable to an increase in the average monthly active users for our GO series products. Total average monthly active users of GO series products increased from 94 million in the fourth quarter of 2013 to 111 million in the fourth quarter 2014. However, we cannot guarantee our revenue will continue to grow in future. See “Item 3. Key Information - D. Risk Factors - Risks Related to Our Business - There are significant uncertainties in the revenue potential of our GO series products and GO platform.”

Mobile reading services. Revenues from our mobile reading services decreased by 14.8% from RMB99.8 million in 2013 to RMB85.0 million (US$13.7 million) in 2014, as a result of fewer purchases for our online literary content. We expect our revenues from mobile reading services may continue to decline in 2015. For additional discussion, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for internet-based and mobile-based businesses in China, our business, financial condition and results of operations may be materially and adversely affected.”

Mobile portal marketing services. Revenues from our mobile portal marketing services were RMB55.4 million (US$8.9 million) in 2014, compared to RMB52.2 million in 2013.

Other revenues. Our other revenues increased by 78.5% from RMB23.5 million in 2013 to RMB41.9 million (US$6.8 million) in 2014. This increase was primarily due to the increase in revenues from operating mobile games.

Cost of Revenues. Our cost of revenues increased by 42.4% from RMB94.1 million in 2013 to RMB134.0 million (US$21.6 million) in 2014. The increase in our cost of revenues was primarily a result of the following factors:

(i)	an increase in distribution fees from RMB9.9 million in 2013 to RMB30.9 million (US$5.0 million) in 2014, which primarily due to the rewards paid to application developers by GetJar and the distribution fee in connection with mobile games;

(ii)	an increase in depreciation and amortization from RMB1.5 million in 2013 to RMB10.0 million (US$1.6 million) in 2014 mainly due to the amortization of intangible assets acquired associated with the acquisition of GetJar; and

(iii)	an increase in content acquisition cost from RMB32.4 million in 2013 to RMB40.8 million (US$6.6 million) in 2014.

Operating Expenses. Our operating expenses increased by 116.1% from RMB145.2 million in 2013 to RMB313.7 million (US$50.6 million) in 2014, due to increases in research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 92.3% from RMB46.6 million in 2013 to RMB89.7 million (US$14.5 million) in 2014. This increase was primarily due to higher levels of compensation for our research and development personnel. In addition, increased staff-related costs as a result of the acquisition of GetJar also partially increased our research and development expenses.

Selling and marketing expenses . Our selling and marketing expenses increased by 120.3% from RMB47.3 million in 2013 to RMB104.2 million (US$16.8 million) in 2014. This increase was primarily because we strengthened our efforts on the marketing, commercialization and promotion of our new products to the customers worldwide.

General and administrative expenses. Our general and administrative expenses increased by 133.9% from RMB51.2 million in 2013 to RMB119.9 million (US$19.3 million) in 2014. This increase was primarily because the share-based compensation costs in 2014 increased by RMB39.9 million (US$6.4 million), compared to that of the prior year.

Investment income. Our investment income increased from RMB0.4 million in 2013 to RMB9.4 million (US$1.5 million) in 2014, primarily due to the realized gain derived from disposal of our investment in Weibo Corporation’s ADS of RMB8.3 million (US$1.3 million).

Interest income. Our interest income increased from RMB0.3 million in 2013 to RMB29.4 million (US$4.7 million) in 2014, primarily attributable to the interest income derived from time deposit invested in 2014.

Other income. Our other income of RMB6.4 million (US$1.0 million) in 2014 represented the gain from an exchange of an intangible asset for the equity method investment in Guangzhou Woshou Information Technology Co., Ltd., or Woshou, a software service company based in the PRC.

Income Tax Expense. Our income tax expense was RMB13.7 million (US$2.2 million) in 2014, as compared to an income tax benefit of RMB1.7 million in 2013. This was primarily due to the increased taxable income generated by certain of our consolidated entities.

Net Loss. As a result of the foregoing, we recorded a net loss of RMB47.7 million (US$7.7 million) in 2014, as compared to a net income of RMB91.8 million in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues. Our revenues increased by 77.5% from RMB185.2 million in 2012 to RMB328.8 million in 2013. This increase was primarily due to increases in revenues from our mobile application products and services and mobile reading services.

Mobile application products and services. Revenues from our mobile application products and services increased by 350.3% from RMB34.1 million in 2012 to RMB153.4 million in 2013. This increase was primarily due to (i) an increase in our marketing revenues related to GO series products from RMB11.9 million in 2012 to RMB89.1 million in 2013, which was due to the increased popularity of our GO series products and services, an increase in the number of user actions that generated revenues such as clicks, downloads, installations or activations, and were attributable to the advertisements published in our GO series products, and an increased variety of advertising formats and services we offered, and (ii) an increase in revenues generated from paid downloads of premium themes and advanced functionalities for our free GO series products and Next Launcher, our paid mobile application product, from RMB22.2 million in year ended December 31, 2012 to RMB64.3 million in 2013, as we started offering premium themes and advanced functionalities in the second quarter of 2012 with the number of paid downloads of GO series products increasing from approximately 0.2 million in the first quarter of 2012 to approximately 0.6 million in the fourth quarter of 2013. Increases in the above revenue streams were partly attributable to an increase in the average monthly active users for our GO series products. The increase in our average monthly active users in turn resulted from an increase in the accumulated number of free downloads of our GO series products from approximately 207 million as of December 31, 2012 to approximately 364 million as of December 31, 2013.

Mobile reading services. Revenues from our mobile reading services increased by 37.1% from RMB72.8 million in 2012 to RMB99.8 million in 2013, primarily due to an increase in revenues from third-party reading channels from RMB58.0 million in 2012 to RMB79.4 million in 2013, as a result of higher demand for our literary content from reading channels operated by both major mobile network carriers and other third party mobile reading services providers.

Mobile portal marketing services. Revenues from our mobile portal marketing services were RMB52.2 million in 2013, compared to RMB57.5 million in 2012.

Other revenues. Our other revenues increased by 12.4% from RMB20.9 million in 2012 to RMB23.5 million in 2013. This increase was primarily due to an increase in third-party provided value-added services, such as paid content and access to game or music files, which we help promote through different online channels.

Cost of Revenues. Our cost of revenues increased by 25.8% from RMB74.8 million in the year ended December 31, 2012 to RMB94.1 million in 2013. The increase in our cost of revenues was primarily a result of the following factors:

(i)	an increase in content acquisition cost from RMB23.1 million in 2012 to RMB32.4 million in 2013;

(ii)	an increase in personnel costs from RMB18.5 million in 2012 to RMB21.1 million in 2013;

(iii)	an increase in processing fees paid to mobile application stores from RMB6.7 million in 2012 to RMB18.4 million in 2013;

(iv)	an increase in office rental fees from RMB2.6 million in 2012 to RMB3.2 million in 2013; and

(v)	offset by a decrease in distribution fees from RMB15.4 million in 2012 to RMB9.9 million in 2013.

The increase in these costs and fees was primarily attributable to the expansion of our business, which required more content, personnel and office space for the delivery of our products and services. Our custody and bandwidth fees was RMB5.6 million in 2012, which stayed stable with the custody and bandwidth fees in 2013.

Operating Expenses. Our operating expenses increased by 37.5% from RMB105.6 million in 2012 to RMB145.2 million in 2013, due to increases in research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and development expenses. Our research and development expenses increased by 37.0% from RMB34.0 million in 2012 to RMB46.6 million in 2013. This increase was primarily due to increased headcount and salaries of our research and development staff, and partly due to the increase of share-based compensation allocated to our research and development staff in the year of 2013.

Selling and marketing expenses. Our selling and marketing expenses increased by 3.0% from RMB45.9 million in 2012 to RMB47.3 million in 2013. We incurred higher personnel costs as a result of increased commissions for our selling and marketing personnel, which was partly offset by a decrease in advertising and marketing expenses as we conducted less brand promotion activities such as sponsorship for industry forum and sport events in the period.

General and administrative expenses. Our general and administrative expenses increased by 100.1% from RMB25.6 million in 2012 to RMB51.2 million in 2013. This increase was primarily due to (i) the increase in share-based compensation costs due to awards granted to our officers and employees; (ii) foreign exchange losses of RMB3.2 million mainly arising from the exchange of proceeds from our initial public offering denominated in U.S. dollars into Renminbi; and (iii) the costs associated with office relocation amounting to RMB3.5 million in 2013.

Income Tax Benefit. Our income tax benefit was RMB1.7 million in 2013, as compared to an income tax benefit of RMB6.9 million in 2012. This was primarily due to the recognition of deferred income tax assets of Jiubang Computer, Beijing XMedia, Sanju Advertising and Beijing Yunlei amounting to RMB11.2 million, offset by the current income tax expense of RMB7.9 million and the realization of deferred income tax assets of Jiubang Digital of RMB1.6 million in 2013.

Net Income. As a result of the foregoing, we recorded a net income of RMB91.8 million in 2013, as compared to a net income of RMB15.2 million in 2012.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity are the proceeds from our initial public offering and the private placement concurrently with our initial public offering, as well as the cash flows generated from our operations.

In 2014, we repurchased 2,157,962 ADSs from the market with a total amount of RMB99.7 million (US$16.1 million), including prepayment of RMB3.3 million (US$0.5 million) as of December 31, 2014.

In February 2014, we acquired GetJar, a privately held mobile advertising network based in California for $4.9 million in cash. We may issue up to an aggregate of 1,443,074 Class A ordinary shares to the seller of GetJar by early 2016 as earnout payments if certain performance targets for 2014 are achieved; however, the performance targets of GetJar were not achieved in 2014, and we will not make the earnout payments to the seller of GetJar.

In October 2014, we entered into a share purchase agreement with MobileWoo Technology Holdings Limited, or MobileWoo, and certain other parties thereto, pursuant to which we purchased certain existing Series A and Series B preferred shares of MobileWoo from the selling shareholders, and certain number of Series B Preferred Shares issued by MobileWoo, for an aggregate cash consideration of approximately US$8.5 million.

As of December 31, 2014, we had RMB172.2 million (US$27.8 million) in cash and cash equivalents, as well as RMB424.0 million (US$68.3 million) in time deposits. We expect to require cash to fund our ongoing operational needs, particularly our research and development expenses and selling and marketing expenses. We believe that our cash and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks.

Our PRC subsidiaries and variable interest entities, in the aggregate, held RMB41.6 million and RMB74.8 million (US$12.1 million) in cash and cash equivalents as of December 31, 2013 and 2014, respectively. The U.S. subsidiaries, including those owned by our variable interest entities, in the aggregate, held RMB12.2 million and RMB24.0 million (US$3.9 million) in cash as of December 31, 2013 and 2014, respectively. For information regarding restrictions and potential tax liabilities on profit distribution from these entities, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment” and “—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us to liability and penalties under PRC law.”

Our PRC subsidiaries are categorized as “foreign-invested enterprises” pursuant to applicable PRC laws, and accordingly their dividend remittances to foreign investors are conducted through the following four steps:

•	making up any losses incurred during the current year and past years and paying enterprise income taxes;

•	appropriating no less than 10% of the accumulative after-tax profits as a statutory reserve fund until the aggregate amount of such reserve fund reaches 50% of each PRC subsidiary’s respective registered capital;

•	reserving a certain amount for the employee welfare funds at the discretion of the PRC subsidiary; and

•	distributing all or some of the remaining profits to the PRC subsidiary’s direct foreign shareholders as dividends. In accordance with the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to our overseas holding company by our PRC subsidiaries are subject to withholding tax at a rate of 10%. The economic benefits of our PRC variable interest entities are mainly transferred to Jiubang Computer Technology (Guangzhou) Co., Ltd. through payment of service fees under the Business Cooperation Agreements and the Master Exclusive Services Agreements entered into between Jiubang Computer Technology (Guangzhou) Co., Ltd. and each variable interest entity, which are subject to the business tax and related surcharges. Upon receipt of such service fees, they will become a portion of Jiubang Computer Technology (Guangzhou) Co., Ltd.’s revenues and can be remitted to its parent company through the four-step process above.

The following table sets forth a summary of our cash flows for the years indicated:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Net cash provided by operating activities	12,250,505	69,882,307	74,021,486	11,930,098
Net cash used in investing activities	(9,714,048)	(13,080,787)	(556,223,546)	(89,646,963)
Net cash provided by (used in) financing activities	—	620,001,707	(104,121,115)	(16,781,278)
Effect of foreign currency exchange rate changes on cash	50,919	(1,013,190)	(819,098)	(132,014)
Cash and cash equivalents at the beginning of year	81,011,002	83,598,378	759,388,415	122,391,196
Net increase (decrease) in cash	2,587,376	675,790,037	(587,142,273)	(94,630,157)

Cash and cash equivalents at the end of year	83,598,378	759,388,415	172,246,142	27,761,039

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2014 was RMB74.0 million (US$11.9 million), primarily resulted from RMB429.2 million (US$69.2 million) of cash we received mainly from the sale of our products and services, partially offset by our employee salaries and welfare payment of RMB140.5 million (US$22.7 million), our payments for cost of services, including distribution fees and processing fees, of RMB146.4 million (US$23.6 million) and our general operating costs of RMB52.2 million (US$8.4 million).

Net cash provided by operating activities for the year ended December 31, 2013 was RMB69.9 million, primarily resulted from RMB318.3 million of cash we received mainly from the sale of our products and services, partially offset by our employee salaries and welfare payment of RMB103.1 million, our payments for cost of services, including distribution fees and processing fees, of RMB79.1 million and our general operating costs of RMB54.6 million.

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

Investing Activities

Net cash used in investing activities was RMB556.2 million (US$89.6 million) for year ended December 31, 2014, primarily attributable to the investment in time deposits of RMB424.0 million (US$68.3 million), purchase of short term investment of RMB110.0 million (US$17.7 million), purchase of available-for-sale investments of RMB92.3 million (US$14.9 million), acquisition of subsidiaries (net of acquisition costs and cash acquired) of RMB31.1 million (US$5.0 million), purchase of property, equipment and intangible assets of RMB28.2 million (US$4.5 million), investment in equity method investments of RMB13.5 million (US$2.2 million), partially offset by proceeds from maturity of short-term investment of RMB102.5 million (US$16.5 million), proceeds from disposal of an available-for-sale investment of RMB38.6 million (US$6.2 million) and receipt of government grant related to property and equipment of RMB1.8 million (US$0.3 million).

Net cash used in investing activities was RMB13.1 million for year ended December 31, 2013, primarily attributable to purchase of short term investment of RMB52.5 million, purchase of property, equipment and intangible assets of RMB14.5 million, partially offset by proceeds from maturity of short-term investment of RMB40.0 million, receipt of cash for disposal of an equity method investment of RMB6.4 million, receipt of government grants related to property and equipment of RMB4.2 million and proceeds from loan repayment by related parties of RMB3.8 million.

Net cash used in investing activities was RMB9.7 million in the year ended December 31, 2012, primarily attributable to our purchase of property, equipment and intangible assets of RMB5.1 million and non-interest bearing loan provided to related parties amounting to RMB4.8 million.

Financing Activities

Net cash used in financing activities was RMB104.1 million (US$16.8 million) for the year ended December 31, 2014, primarily attributable to the payment for repurchase of ordinary shares of RMB99.7 million (US$16.1 million), and the payment of issuance costs of ordinary shares in connection with IPO of RMB6.0 million (US$1.0 million), partially offset by the proceeds from the exercise of share options of RMB1.6 million (US$0.3 million).

Net cash provided by financing activities was RMB620.0 million in the year ended December 31, 2013, primarily attributable to the proceeds from our initial public offering and concurrent private placement in connection with the IPO, net of underwriting discounts and commissions of RMB637.8 million and payment of issuance costs of RMB15.3 million.

There was no cash provided by financing activities in the year ended December 31, 2012.

Capital Expenditures

We incurred capital expenditures of RMB5.1 million, RMB14.5 million and RMB28.2 million (US$4.5 million) in 2012, 2013 and 2014, respectively. Our capital expenditures are primarily used to purchase computers, servers and other equipment. As our business expands, we may purchase new servers and other equipment in the future. We estimate that our capital expenditures for the property and equipment will be approximately RMB30.0 million in 2015.

C. Research and Development, Patents and Licenses, Etc.

Our business success has benefited from our continuous efforts on intellectual property protection, including patent, trademark, copyright and trade secrets. See “Item 4. Information on the Company — B. Business Overview — Intellectual Property” for a description of the protection of our intellectual property.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits, including share-based compensation, for research and development personnel, custody and bandwidth costs, rental costs and depreciation of office premise and servers utilized by the research and development personnel, as well as other expenses we have incurred in researching and developing our GO platform, GO series products, 3G.cn and mobile reading services. Research and development expenses increased from RMB34.0 million in 2012 to RMB46.6 million in 2013 and RMB89.7 million (US$14.5 million) in 2014, due to the need for higher levels of compensation for our research and development personnel. In addition, increased staff-related costs associated with the acquisition of GetJar also partially resulted in the increase of our research and development expenses in 2014. We expect our research and development expenses may increase as we expand our research and development team to develop new products and services for our GO platform, improve technology for data analysis to further enhance user experience and develop enhanced features for our existing products and services to attract more users.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2014 that are reasonably likely to have a material effect on our net revenues, operating income (loss), profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
	(in thousands of RMB)
Operating lease obligations, net of sublease rental income (1)	16,722	8,097	6,982	1,643	—

(1)	Operating lease obligations refer to the lease of bandwidth and offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under operating leases, net of sublease rental income are charged to the consolidated statements of comprehensive income (loss) on a straight-line basis over the period of the lease, including any free lease periods.

Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2014.

G. Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Directors and Executive Officers	Age	Position/Title
Yuqiang Deng	39	Chairman and Chief Executive Officer
Yingming Chang	40	Director and Chief Operating Officer
Zhi Zhu	38	Co-Chief Operating Officer
Fei Yang	57	Director
Feng Li	39	Independent Director
Yong Chen	39	Independent Director
Gang Zhao	37	Independent Director
Xiangguang Zou	44	Independent Director
Longfei Zhou	37	Chief Financial Officer

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

Zhi Zhu has been our co-chief operating officer since October 2014, and he was our independent director from November 2013 to May 2014. Mr. Zhu has been the chief executive officer of Beijing MobileWoo Information Technology Co. Ltd. from 2010 to November 2014, and currently serves as an independent non-executive director of Epro Ltd, a Hong Kong-listed company. Mr. Zhu also founded Beijing Mo Bi Tong Da Software Co., Limited (whose name was later changed to Evans Interconnection (Beijing) Mobile Software Technology Co., Ltd.) in 2009 and served as the general manager. From 2006 to 2008, Mr. Zhu worked as an account program manager and a partner manager at Philips Semiconductors. Mr. Zhu completed a three-year professional course in mobile communications at Beijing University of Posts and Telecommunications in China and received a master’s degree in mobile communication systems from University of Surrey in the UK.

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

Dr. Feng Li has served as our independent director since July 2014. Dr. Li is currently a professor of accounting with tenure at the University of Michigan’s Stephen M. Ross School of Business. He has authored publications over a range of topics, including employee stock options, annual report readability, and earnings forecasts. Dr. Li has also participated in a variety of consulting projects for leading asset management firms and funds. Dr. Li received his Ph.D. in accounting and MBA from the University of Chicago, and received his bachelor’s degree in economics from Fudan University in China.

Yong Chen has served as our independent director since May 2014. Mr. Chen has extensive leadership experience in the operation, product designing and user management of internet-related business. Mr. Chen currently serves as chief operating officer of Tianya Club, one of the leading internet forums for blogging and bulletin board system, or BBS, in China. In this position, Mr. Chen is responsible for overseeing core business operations of Tianya Club, including mobile, online games, travel, BBS, and content management. Mr. Chen received a bachelor’s degree in computer science and communications from Zhejiang University in China.

Gang Zhao has served as our independent director since May 2014. Mr. Zhao currently is the general manager of Anguanjia, a leading independent third party mobile security service provider in China. Under Mr. Zhao’s leadership, Anguanjia achieved a number of outstanding milestones including the introduction of several innovative products such as “Safe Management”, “Mobile Cloud Security”, and “Anquan Open Platform”. Prior to this role, Mr. Zhao served in several managerial roles, responsible for operations management and product development in a number of Chinese leading internet companies. Mr. Zhao received a bachelor’s degree in computer science and technology from Peking University in China.

Xiangguang Zou has served as our independent director since October 2014. Ms. Zou currently is the vice president and the compliance officer of Pactera Technology International Ltd, a company focusing on consulting and technology services. She had been continuously serving as the head of corporate legal affairs and the compliance officer of a NYSE and later NASDAQ listed company between 2007 and 2014, accumulating experience in corporate governance, SOX404 and FCPA compliance, and anti-fraud control. Before joining Pactera Technology International Ltd, Ms. Zou had been working as an attorney in international law firms advising investment and commercial transactions for nine years. Ms. Zou received her national lawyer’s certificate in 1997 and has her BA degree from Sun Yat Sen University and LL.B degree from China University of Law and Political Science.

Longfei Zhou has been our chief finance officer since November 2014. Before joining us, Mr.Zhou held various finance-related positions in several companies, including chief financial officer of Philips & Neusoft Medical System Co, Ltd from 2011 to 2013, corporate controller of TCL Multimedia from 2007 to 2010 and financial staff of Philips Consumer Electronic across various regions including its subsidiaries in France, Singapore and China from 2004 to 2007. From 1999 to 2002, Mr. Zhou worked at Alcatel Shanghai Bell as software engineer. Mr. Zhou received his bachelor’s degree in computer science from Nanjing University of Science & Technology and master degree of finance in Ecole de Management Lyon (E.M.Lyon) in France.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2014, we paid an aggregate of approximately RMB1.7 million (US$0.3 million) in cash, including salaries and bonuses, to our executive officers, and we paid cash compensation of approximate RMB0.2 million (US$38,692) to our non-executive directors. For details on the share incentive grants to our officers and directors, see “—Share Incentive Plans.” We set aside RMB0.1 million (US$17,031) for executive pension and retirement benefits in 2014 as required by PRC law.

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

Exercise Price and Purchase Price. The exercise price of an option may be determined by the plan administrator at its discretion. However, the exercise price in respect of certain incentive stock option shall not be less than the fair market value on the effective date of the 2006 Plan and may be varied at the election of the plan administrator. The purchase price in respect of restricted shares shall be determined by the plan administrator.

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

The terms and conditions under 2010 Plan are substantially the same as those stipulated in the 2006 Plan except the exercise price of certain incentive option and the purchase price of a restricted share, which shall not be less than US$0.8826, unless the administrator determines otherwise.

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

2013 Share Incentive Plan

We adopted the 2013 Plan in October 2013, which was amended and restated in July 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan is 7,317,073, plus an automatic annual increase on January 1 of each year, beginning on January 1, 2015, by the number of shares representing 2% of the then total issued and outstanding share capital of our company as of December 31, of the preceding year, or such less number as the board shall determine. The following paragraphs summarize the terms of the 2013 Plan.

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

Termination. The plan administrator may, with the approval of the board, at any time terminate the operation of the 2013 Plan.

The following table summarizes, as of March 31, 2015, the outstanding options granted to our executive officers, directors and other individuals as a group.

	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Zhi Zhu	2,494,716	1.14	October 8, 2014	October 7, 2024
	*	0.782	Febuary 28, 2015	Febuary 27, 2025
Yong Chen	*	2.29	May 12, 2014	May 11, 2024
Gang Zhao	*	2.29	May 12, 2014	May 11, 2024
Feng Li	*	1.86	July 17, 2014	July 16, 2024
Xianggang Zou	*	1.29	October 20, 2014	October 19, 2024
Longfei Zhou	*	1.12	November 3, 2014	November 3, 2024
Other individuals as a group	*	0.87	December 1, 2006	November 30, 2016
	*	1.3	December 31, 2007	December 31, 2017
	*	1.3	July 1, 2008	June 30, 2018
	*	1.3	December 31, 2008	December 31, 2018
	*	1.3	July 1, 2009	June 30, 2019
	*	1.3	December 1, 2009	November 30, 2019
	*	1.3	December 1, 2010	November 30, 2020
	*	1.5	July 1, 2011	June 30, 2021
	*	1.9	July 1, 2011	June 30, 2021
	*	1.2	December 1, 2011	November 30, 2021
	*	1.9	December 1, 2011	November 30, 2021
	*	0.935	December 1, 2011	Five years after the vesting date
	*	1.1	December 1, 2011	November 30, 2021
	*	1.9	July 1, 2012	June 30, 2022
	*	1.9	December 1, 2012	November 30, 2022
	*	0.0001	June 1, 2013	July 21, 2020
	*	0.8826	June 1, 2013	June 1, 2023
	*	0.8826	September 1, 2013	September 1, 2023
	*	1.14	October 8, 2014	October 7, 2024
	*	1.30	October 13, 2014	October 12, 2024
	*	0.852	December 8, 2014	December 7, 2024

Total	9,279,574

*	The aggregate number of ordinary shares underlying the outstanding options and restricted shares held by this individual is less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2015, the restricted shares granted to our executive officers, directors and other individuals as a group (excluding those forfeited).

	Restricted Shares Granted	Date of Grant
Zhi Zhu	*	January 1, 2015
Yong Chen	*	May12, 2014
Gang Zhao	*	May 12, 2014
Feng Li	*	July 17, 2014
Xiangguang Zou	*	January 5, 2015
Other individuals as a group	*	June 1, 2014
	*	September 1, 2014
	*	December 3, 2014
	*	August 22, 2014

Total	1,423,998

*	The aggregate number of ordinary shares underlying the outstanding options and restricted shares held by this individual is less than 1% of our total outstanding shares.

In addition, we granted 322,968 and 156,317 restricted shares to Mr. Yuqiang Deng and Mr. Zhi Zhu, respectively, on April 1, 2015. Our board also approved to grant in August 2015 such numbers of restrited shares as the following value divided by the closing ADS price on August 3, 2015: to Mr. Yuqiang Deng, the U.S. dollar amount equivalent to RMB1,250,000; and to Mr. Zhi Zhu, the U.S. dollar amount equivalent to RMB605,000.

Other Equity Based Awards

In September 2013, we granted share purchase rights to certain officers to purchase an aggregate of 2,831,374 and 13,266,202 ordinary shares of our company at a purchase price of US$0.28 and US$0.8826 per share, respectively. Twenty-five percent of these ordinary shares after being purchased will become transferable on each of the first, second, third and fourth anniversary of the grant date. In the event that the officer terminates the employment with us, any ordinary shares that are not transferable will be forfeited, and we will repurchase these ordinary shares at the original purchase price. In August 2014, due to the resignation of one of our officers, 613,263 oridiary shares previously granted to him were forfeited. In October 2014, one of our senior management resigned as director and officer, and was engaged by us as a consultant following his resignation. The transfer schedules under his original share purchase right agreements remain unchanged.

In August 2014, we granted to one of our employees, for his future consulting services to us, certain share purchase rights which entitled him to purchase 163,536 shares at a purchase price of US$0.8826 per share.

Except for those forfeited mentioned above, these share purchase rights are exercisable as of the date of this annual report.

C.	Board Practices

Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested provided that the nature of the interest has been disclosed prior to board’s consideration. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a corporate governance and nominating committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Dr. Feng Li, Mr. Yong Chen and Ms. Xiangguang Zou and is chaired by Dr. Feng Li. Mr. Yong Chen, Ms. Xiangguang Zou and Dr. Feng Li satisfy the “independence” requirements of NASDAQ and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Dr. Feng Li qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Dr. Feng Li, Mr. Yong Chen and Mr. Gang Zhao, and is chaired by Mr. Yong Chen. Dr. Feng Li, Mr. Yong Chen and Mr. Gang Zhao satisfy the “independence” requirements of NASDAQ. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our directors may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing at least annually the total compensation package for our executive officers and making recommendations to the board with respect to it;

•	approving and overseeing annually the total compensation package for our executives other than the chief executive officer;

•	reviewing annually the compensation of our directors and making recommendations to the board with respect to it;

•	reviewing and reassessing our compensation committee charter at least annually and submitting any recommended changes to the board; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our nominating committee consists of Dr. Feng Li, Mr. Gang Zhao and Ms. Xiangguang Zou, and is chaired by Ms. Xiangguang Zou. Dr. Feng Li, Mr. Gang Zhao and Ms. Xiangguang Zou satisfy the “independence” requirements of NASDAQ. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance;

•	periodically reporting to the board on our corporate governance and nominating committee’s findings and actions; and

•	reviewing and reassessing our corporate governance and nominating committee charter at least annually and submitting any recommended changes to the board .

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to us a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time.

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

D.	Employees

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2014:

Functions	Number of Employees
Management	67
Research and development	323
Sales and marketing	37
General and administration	128
Editing	86

Total	641

We had a total of 1,298, 762 and 641 employees as of December 31, 2012, 2013 and 2014, respectively.

We have developed a corporate culture that encourages initiative, technical superiority and self-development. In addition, we periodically evaluate our employees’ performance and provide them with training sessions tailored to each job function to enhance performance and service quality.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We have accrued, in the aggregate, RMB0.1 million ($17,031) for pension or similar retirement benefits for our executive officers and directors, as required under PRC laws, for the fiscal year ended December 31, 2014. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

E.	Share Ownership

Class A Ordinary Shares

As of March 31, 2015, we had 80,023,782 Class A ordinary shares outstanding, excluding 629,502 shares issued to the depositary in anticipation of future exercise of options. In addition, as of March 31, 2015, we have granted outstanding options and share purchase rights to purchase a total of 24,927,423 Class A ordinary shares, and 1,423,998 restricted shares to our directors, executive officers, other employees and consultants. For information regarding the Share Incentive Plans, see “Item 6.— B. Compensation of Directors and Executive Officers.”

Class B Ordinary Shares

As of March 31, 2015, we had 109,386,066 Class B ordinary shares.

Beneficial Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2015, by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire or that would become unrestricted shares within 60 days after March 31, 2015, the most recent practicable date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below assume that there were 189,409,848 ordinary shares outstanding as of March 31, 2015, excluding 629,502 shares issued to the depositary in anticipation of future exercise of options as of March 31, 2015.

	Ordinary Shares Beneficially Owned As of March 31, 2015		Voting Power As of March 31, 2015
	Number	%†	%
Directors and Executive Officers:
Yuqiang Deng (1)	46,053,632	23.4	33.5
Yingming Chang (2)	4,442,111	2.3	1.2
Fei Yang (3)	40,540,928	21.4	34.5
Feng Li (4)	*	*	*
Yong Chen(5)	*	*	*
Gang Zhao (6)	*	*	*
Xiangguang Zou (7)	*	*	*
Zhi Zhu (8)	*	*	*
Longfei Zhou (9)	*	*	*
All Directors and Executive Officers as a Group	92,028,086	45.8	68.9
Principal Shareholders:
IDG funds (10)	40,540,928	21.4	34.5
Freedom First Holdings Limited (11)	46,053,632	23.4	33.5
CBC Mobile Venture Limited (12)	20,583,161	10.9	17.5
Hamamelis Holdings Limited (13)	13,284,293	6.8	7.5

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) as of March 31, 2015, which is 189,409,848 as of March 31, 2015, and the number of shares such person or group has the right to acquire upon exercise of option or other right within 60 days after March 31, 2015.
*	Less than 1%.
(1)	Represents 38,895,676 Class B ordinary shares held by Freedom First Holdings Limited, a BVI company wholly owned by DENG Holdings Limited, a Guernsey Company, which is wholly owned by the DENG Family Trust, a family trust of which Mr.Deng is the settler and Credit Suisse Trust Limited is the trustee, 7,014,034 Class A ordinary shares issuable to Mr. Deng upon his exercise of share purchase rights and 143,922 restricted shares granted to Mr. Deng. The business address of Mr. Deng is Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou, China.
(2)	Represents 1,047,600 Class B ordinary shares held by C-Cycle Limited, a BVI company wholly owned and controlled by Mr. Yingming Chang, and 3,394,511 Class A ordinary shares issuable to Mr. Chang upon his exercise of share purchase rights. The business address of Mr. Chang is Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou, China.
(3)	Represents (i) 21,428,600 Class B ordinary shares held by IDG Technology Venture Investment III, L.P., (ii) 14,729,964 Class B ordinary shares held by IDG-Accel China Growth Fund L.P., (iii) 3,010,129 Class B ordinary shares held by IDG-Accel China Growth Fund-A L.P., and (iv) 1,372,235 Class B ordinary shares held by IDG-Accel China Investors L.P. We refer to these funds collectively as the IDG funds. Mr. Fei Yang is associated with IDG Technology Venture Investment III, L.P. and IDG-Accel China Growth Fund L.P. and is deemed to have the voting and investment power over shares held by IDG funds. The business address of Mr. Yang is 34F, South Tower, Poly International Plaza, 1 East Pazhoudadao, Guangzhou, China.
(4)	The business address of Mr. Feng Li is 19A, No.108 Guangyuanxilu, Xuhui District, Shanghai, China.
(5)	The business address of Mr. Yong Chen is 21F, Didu Building, Zhujiang Square, Binhaidadao, Haikou City, Hainan Province, China.
(6)	The business address of Mr. Gang Zhao is Room 207, Tower A, Winterless Center, No.1 Xidawang Road, Chaoyang District, Beijing, China.
(7)	The business address of Ms. Xiangguang Zou is 22626 NE Inglewood Hill Rd, Apt 732, Sammamish WA 98074, USA.
(8)	The business address of Mr. Zhi Zhu is Floor 17, Tower A, China International Centre, No.33 Zhong Shan 3rd Road, Yue Xiu District, Guangzhou, 510055, China.
(9)	The business address of Mr. Longfei Zhou is Floor 17, Tower A, China International Center, No. 33 Zhongshan 3rd Road, Yuexiu District, Guangzhou, China.

(10)	Represents (i) 21,428,600 Class B ordinary shares held by IDG Technology Venture Investment III, L.P., (ii) 14,729,964 Class B ordinary shares held by IDG-Accel China Growth Fund L.P., (iii) 3,010,129 Class B ordinary shares held by IDG-Accel China Growth Fund-A L.P., and (iv) 1,372,235 Class B ordinary shares held by IDG-Accel China Investors L.P. The voting and dispositive power in the shares held by IDG Technology Venture Investment III, L.P., IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P. and IDG-Accel China Investors L.P. are ultimately controlled by Mr. Quan Zhou and Mr. Chi Sing Ho. IDG Technology Venture Investment III, L.P. is incorporated in Delaware. IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P. and IDG-Accel China Investors L.P. are incorporated in the Cayman Islands. The registered address of IDG Technology Venture Investment III, L.P. is the Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The registered address of each of IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., and IDG-Accel China Investors L.P. is Intertrust Corporate Sevices (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.
(11)	Represents 38,895,676 Class B ordinary shares held by Freedom First Holdings Limited, a BVI company wholly owned by DENG Holdings Limited, a Guernsey Company, which is wholly owned by the DENG Family Trust, a family trust of which Mr.Deng is the settler and Credit Suisse Trust Limited is the trustee, and 7,014,034 Class A ordinary shares issuable to Mr. Deng upon his exercise of share purchase rights and 143,922 restricted shares granted to Mr. Deng.
(12)	Represents 20,583,161 Class B ordinary shares. The voting and dispositive power in the shares held by CBC Mobile Venture Limited is controlled by China Broadband Capital Partners L.P., which is ultimately controlled by Mr. Suring Tian. The registered address of CBC Mobile Venture Limited is Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
(13)	Represents 8,318,692 Class B ordinary shares held by Hamamelis Holdings Limited, a BVI company wholly owned and controlled by Mr. Xiangdong Zhang, 4,871,347 Class A ordinary shares issuable to Mr. Zhang upon his exercise of share purchase rights, and 94,254 restrticted shares granted to Mr. Zhang.

As of March 31, 2015, 189,409,848 of our ordinary shares were issued and outstanding (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options as of March 31, 2015), including 109,386,066 Class B ordinary shares and 80,023,782 Class A ordinary shares. Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of March 31, 2015, 21,428,600 Class B ordinary shares and 72,002,388 Class A ordinary shares (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options as of March 31, 2015) representing approximately 49.3% of our total outstanding shares were held by two record holders in the United States, which includes 72,002,388 Class A ordinary shares (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options as of March 31, 2015) held of record by JPMorgan Chase Bank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders have different voting rights from other shareholders in the same class. See “ — B. Compensation of Directors and Executive Officers — Employee Agreements” for a description of the employment agreements we have entered into with our senior executive officers.

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

We entered into an investment agreement on November 28, 2014 with Mr. Yingming Chang, our chief operation officer and director, pursuant to which both parties incorporated a new joint venture primarily engaging in lottery-related business with a registered capital of RMB24.49 million. As of March 31, 2015, we owned 49% of the equity interests in this joint venture.

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

Termination of Obligations . We have no obligation to effect any demand, piggyback or Form F-3 registration upon the earlier of (i) the fifth anniversary after the completion of our initial public offering; and (ii) as to any registrable security holder, at such time as all registrable securities owned by such holder may be sold in any three-month period without registration pursuant to Rule 144 under the Securities Act.

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

We are a holding company registered in the Cayman Islands. We may receive dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Item 3. Key information—D. Risk Factors—Risks Relating to Our Corporate Structure and Our Industry—Our PRC subsidiaries and PRC consolidated affiliated entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements” and “Item 4. Information on the Company — B. Business Overview — PRC Regulation — Regulation of Foreign Currency Exchange and Dividend Distribution .”

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

	Trading Price
	High	Low
	US$	US$
Annual High and Low
Fiscal Year 2013 (from November 22, 2013 )	22.17	12.40
Fiscal Year 2014	33.87	4.75
Quarterly Highs and Lows
Fourth Fiscal Quarter of 2013 (from November 22, 2013)	22.17	12.40
First Fiscal Quarter of 2014	33.87	18.12
Second Fiscal Quarter of 2014	25.20	11.59
Third Fiscal Quarter of 2014	14.40	5.90
Fourth Fiscal Quarter of 2014	8.64	4.75
First Fiscal Quarter of 2015	5.60	3.25
Second Fiscal Quarter of 2015 (until April 15, 2015)	5.15	3.77
Monthly Highs and Lows
November 2014	7.18	5.39
December 2014	5.83	4.75
January 2015	5.60	4.88
February 2015	5.31	4.63
March 2015	5.00	3.25
April 2015 (until April 15, 2015)	5.15	3.77

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Voting Rights

On a show of hands each shareholder is entitled to one vote or, on a poll, each holder of Class A ordinary shares is entitled to one vote, while each holder of Class B ordinary shares is entitled to ten votes, voting together as one class on all matters that require a shareholder’s vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy. Rule 5640 of the NASDAQ Stock Market Marketplace Rules states that voting rights of existing shareholders of publicly traded common stock cannot be disparately reduced or restricted through any corporate action or issuance. The fact that we allow shareholders to vote by show of hands unless a poll is demanded is not in compliance with this rule. However, Maples and Calder, our counsel as to Cayman Islands law, has confirmed that the Companies Law does not require us to follow or comply with the requirements set out in Rules 5640 as referred to above, and there are also no such requirements under our amended and restated memorandum and articles of association currently in effect. In addition, NASDAQ has reviewed and granted us home country exemption with respect to this point. Therefore, we intend to follow home country practice in lieu of Rule 5640 as referred to above.

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

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Additionally, on the requisition of shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board shall convene an extraordinary general meeting. Advance notice of at least fourteen calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company. Rule 5620(c) of the NASDAQ Stock Market Marketplace Rules states that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, provided that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the company’s common voting stock. The fact that we set shareholder meeting quorum at not less than one-third in nominal value of the total issued voting shares in our company is not in compliance with this rule. However, Maples and Calder, our counsel as to Cayman Islands law, has confirmed that the Companies Law does not require us to follow or comply with the requirements set out in Rules 5620(c) as referred to above, and there are also no such requirements under our amended and restated memorandum and articles of association currently in effect. In addition, NASDAQ has reviewed and granted us home country exemption with respect to this point. Therefore, we intend to follow home country practice in lieu of Rule 5620(c) as referred to above.

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

People’s Republic of China Taxation

Under the existing tax laws in the PRC, we are qualified as a non-resident enterprise. We are a holding company registered in the Cayman Islands; our holding company holds 100% of the equity interests in Jiubang Computer and indirectly holds 100% of the equity interests in Beijing XMedia Science and Technology Co., Ltd. Our business operations are principally conducted through our PRC subsidiaries and our PRC variable interest entities. The PRC Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%.

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

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or Class A ordinary shares by a U.S. holder (as defined below) that acquires our ADSs or Class A ordinary shares and holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative pronouncements and court decisions. This summary is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, except to the extent described below, this summary does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or “PFIC”, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

While we do not believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2014, there is a risk that we may become a PFIC for our current taxable year ending December 31, 2015 or future taxable years because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or Class A ordinary shares. Accordingly, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years

The determination of whether we are a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets . Under circumstances where we determine not to deploy significant amounts of cash for active purposes or not to treat our PRC variable interest entities as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or Class A ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the assumption that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income is generally subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

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

In the event that we are deemed to be a PRC “resident enterprise” and are liable to pay tax under the PRC Enterprise Income Tax Law, we should be eligible for the benefits of the United States-PRC income tax treaty, which the Secretary of Treasury of the United States has determined is satisfactory for purposes of clause (a) above and which includes an exchange of information provision. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, should generally be eligible for the reduced rate of taxation applicable to qualified dividend income whether or not such shares are readily tradable on an established securities market in the United States. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations. Each U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the PRC Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. A U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or Class A ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. Each U.S. holder is advised to consult its tax advisors regarding the availability of the foreign tax credit under its particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. Each U.S. holder is advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

Information Reporting and Backup Withholding

Certain U.S. holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds a specified threshold, subject to certain exceptions. These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to backup withholding and information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or Class A ordinary shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States backup withholding information reporting rules to the U.S. holder’s particular circumstances.

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

Foreign Exchange Risk

A majority of our revenues and expenses of our subsidiaries and PRC consolidated affiliated entities are denominated in Renminbi and their assets and liabilities are denominated in Renminbi. Our financing activities are denominated in U.S. dollars.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index, or CPI, in China was 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

In connection with the issuance and distribution of the ADSs, we received proceeds of approximately US$84.0 million from our initial public offering (net of US$6.3 million for underwriting discounts and commissions), which we used approximately US$2.5 million for other related costs as of December 31, 2013. In 2014, we used the net proceeds of approximately RMB117.3 million (US$18.9 million) from our initial public offering for general corporate purposes, which includes the acquisition of a subsidiary, the investments in investment securities, expanding selling and marketing activities and working capital needs.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2014, the end of the period covered by this Annual Report, and has concluded that, as of such date, our disclosure controls and procedures were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) to provide reasonable assurance that the financial information prepared by us for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with U.S. GAAP. Our board of directors is responsible for ensuring that management fulfills its responsibilities. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of our internal control over financial reporting, our management has used the Internal Control - Integrated Framework (1992), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In connection with this assessment, management identified a material weakness as described below:

•	insufficient accounting personnel with appropriate U.S. GAAP knowledge for financial information processing and reporting.

Because of the material weakness identified above, the management has concluded that our internal control over financial reporting was not effective as of December 31, 2014.

Remediation Plans

In addition to the material weakness disclosed above, we have also identified a significant deficiency related to information technology general control, or ITGC, deficiencies, and we were of the view that such significant deficiency existed as of December 31, 2014.

To remedy the material weakness and the significant deficiency, we have adopted several measures to improve our internal control over financial reporting, including:

•	in 2014, we hired additional staff for the finance department who worked for a Big Four international accounting firm and have U.S. GAAP experience, and plan to hire more staff who have U.S. GAAP experience.

•	we have established an independent audit committee to supervise the above measures, and appointed a qualified financial expert as chairman of our audit committee.

In addition, we have started to take a number of other steps to strengthen our internal control over financial reporting, including but not limited to:

•	to periodically evaluate the sufficiency of our accounting resources and needs for recruiting additional personnel and provide our accounting staff with regular U.S. GAAP training.

•	to establish an internal audit function, establish strategies for further implementation of internal audit work and hire additional accounting staff with U.S. GAAP experience, American Institute of Certified Public Accountants certificate, extensive accounting work experience or experience working in Big Four international accounting firms.

•	to develop and implement a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies and to continually and systematically evaluate, appraise, enhance and improve these policies and procedures to meet updated U.S. GAAP requirements and our reporting obligations as an U.S.-listed company. We expect that these accounting policies and financial reporting procedures will be carried out by a qualified supporting staff overseen by our chief financial officer, who will be responsible for the final results and the quality of implementation.

•	to implement a set of policies and procedures to address our ITGC deficiencies.

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

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as we qualify as an “emerging growth company” under section 3(a) of the Exchange Act (as amended by the Jumpstart Our Business Startups Act, enacted on April 5, 2012), and are therefore exempt from the attestation requirement.

Changes in Internal Control over Financial Reporting

Except for the matters described above to improve our internal control over financial reporting, there were no significant changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. Feng Li is our audit committee financial expert, who is an independent director under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 of the Exchange Act. Dr. Li is the chairman of our audit committee.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officers, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We filed our code of business conduct and ethics as Exhibit 99.1 to our registration statement on Form F-1, as amended, which was originally filed with the SEC on October 22, 2013 and subsequently amended and filed with this annual report. We have posted a copy of our code of business conduct and ethics on our website at ir.sungymobile.com .

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

	For the Year Ended December 31,
	2013	2014
	RMB	RMB	US$
	(In thousands)
Audit fees (1)	600	3,600	580
Audit-related fees (2)	4,420	—	—
Tax fees (3)	100	—	—
All other fees (4)	—	1,370	221

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements.
(2)	“Audit-related fees” represents the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance.
(4)	“All other fees” represents the aggregate fees billed for financial due diligence services in connection with our acquisitions rendered by our independent registered public accounting firm.

The policy of our audit committee or board of directors is to pre-approve all audit and non-audit services provided by KPMG Huazhen (SGP), including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit. Our audit committee or board of directors has pre-approved all of our audit services, audit-related services and tax services for the year ended December 31, 2014.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing six Class A ordinary shares, are listed on the NASDAQ Global Market. Under Rule 5615 of the NASDAQ Stock Market Marketplace Rules, Nasdaq-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NASDAQ with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NASDAQ:

•	We allow shareholders to vote by show of hands unless a poll is demanded, which is inconsistent with Rule 5640 of the NASDAQ Stock Market Marketplace Rules which states voting rights of existing shareholders of publicly traded common stock cannot be disparately reduced or restricted through any corporate action or issuance; and

•	We set shareholder meeting quorum at not less than one-third in nominal value of the total issued voting shares in our company, which is inconsistent with Rule 5620(c) of the NASDAQ Stock Market Marketplace Rules which states that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, provided that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the company’s common voting stock.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Sungy Mobile Limited. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Seventh Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

2.4	Second Amended and Restated Shareholders’ Agreement dated September 1, 2013 and the supplementary agreement dated October 8, 2013 among the Registrant, its ordinary shareholders, preferred shareholders and other parties named therein (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.1	Amended and Restated 2006 Global Share Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File. No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.2	Amended and Restated 2010 Global Share Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.3	Form of Indemnification Agreement between the Registrant and its director and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

Exhibit Number	Description of Document

4.5	Business Cooperation Agreement among Sungy Mobile Limited, formerly known as Sungy Data Ltd, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Jiubang Digital Technology Co., Ltd. and its shareholders and subsidiaries (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.6	Proxy Agreement and Power of Attorney among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Jiubang Digital Technology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.7	Master Exclusive Services Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Jiubang Digital Technology Co., Ltd. and its subsidiaries (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.8	English Translation of the Loan Agreements among Jiubang Computer Technology (Guangzhou) Co., Ltd., Yuqiang Deng and Guangzhou Jiubang Digital Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.9	English Translation of the Loan Agreements among Jiubang Computer Technology (Guangzhou) Co., Ltd., Xiangdong Zhang and Guangzhou Jiubang Digital Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.10	Exclusive Option Agreement among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Jiubang Digital Technology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.11	Equity Pledge Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Jiubang Digital Technology Co., Ltd. and its shareholders (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.12	Business Cooperation Agreement among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Sanju Advertising Media Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.13	Proxy Agreement and Power of Attorney among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Sanju Advertising Media Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.14	Master Exclusive Services Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd. and Guangzhou Sanju Advertising Media Co., Ltd. (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

Exhibit Number	Description of Document

4.15	Exclusive Option Agreement among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Sanju Advertising Media Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.16	Equity Pledge Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Sanju Advertising Media Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.17	Business Cooperation Agreement among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Hengye Software Technology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.18	Proxy Agreement and Power of Attorney among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Hengye Software Technology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.19	Master Exclusive Services Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd. and Guangzhou Hengye Software Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.20	Exclusive Option Agreement among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Hengye Software Technology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.21	Equity Pledge Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Hengye Software Technology Co., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.22	Business Cooperation Agreement among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Zhiteng Computer Technology Co., Ltd., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.23	Proxy Agreement and Power of Attorney among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Zhiteng Computer Technology Co., Ltd., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.24	Master Exclusive Services Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd. and Guangzhou Zhiteng Computer Technology Co., Ltd., Ltd. (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

Exhibit Number	Description of Document

4.25	Exclusive Option Agreement among Sungy Mobile Limited, Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Zhiteng Computer Technology Co., Ltd., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.25 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.26	Equity Pledge Agreement among Jiubang Computer Technology (Guangzhou) Co., Ltd., Guangzhou Zhiteng Computer Technology Co., Ltd., Ltd. and its shareholders (incorporated herein by reference to Exhibit 10.26 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.27	Spousal Consent issued by the spouse of Yuqiang Deng (incorporated herein by reference to Exhibit 10.27 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.28	Spousal Consent issued by the spouse of Yingming Chang (incorporated herein by reference to Exhibit 10.28 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.29	Supplementary Agreement to Certain Documents in Relation to Variable Interest Entities among Sungy Mobile Limited, its variable interest entities and other parties named therein (incorporated herein by reference to Exhibit 10.29 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.30	2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.30 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.31	Subscription Agreement between Sungy Mobile Limited and Qihoo 360 Technology Co. Ltd. (incorporated herein by reference to Exhibit 10.31 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.32	Registration Rights Agreement between Sungy Mobile Limited and Qihoo 360 Technology Co. Ltd. (incorporated herein by reference to Exhibit 10.32 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.33	Subscription Agreement between Sungy Mobile Limited and Cheetah Technology Corporation Limited (incorporated herein by reference to Exhibit 10.33 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.34	Registration Rights Agreement between Sungy Mobile Limited and Cheetah Technology Corporation Limited (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

4.35	Purchasing Agreement by and among Sungy Mobile Limited, GetJar Networks Limited and other parties thereto dated February 7, 2014 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File. No. 001-36195), filed with the Securities and Exchange Commission on April 29, 2014)

4.36*	MobileWoo Technology Holdings Limited Shares Purchase Agreement by and among Sungy Mobile Limited, MobileWoo Technology Holdings Limited and other parties thereto dated October 2, 2014

4.37*	MobileWoo Technology Holdings Limited Second Amended and Restated Right of First Refusal and Co-sale Agreement by and among Sungy Mobile Limited, MobileWoo Technology Holdings Limited and other parties thereto dated October 14, 2014

4.38*	MobileWoo Technology Holdings Limited Second Amended and Restated Members Agreement, by and among Sungy Mobile Limited, MobileWoo Technology Holdings Limited and other parties thereto dated October 14, 2014

4.39*	MobileWoo Technology Holdings Limited Second Amended and Restated Voting Agreement, by and among Sungy Mobile Limited, MobileWoo Technology Holdings Limited and other parties thereto dated October 14, 2014

4.40*	MobileWoo Technology Holdings Limited Amended and Restated Restricted Share Agreement, by and among Sungy Mobile Limited, MobileWoo Technology Holdings Limited and other parties thereto dated October 14, 2014

4.41*	Indemnification Agreement between MobileWoo Technology Holdings Limited and Yuqiang Deng dated October 14, 2014

Exhibit Number	Description of Document

4.42*	English Translation of Investment Agreement by and among Mr. Yingming Chang, Guangzhou Jiubang Digital Technology Co., Ltd. and Guangzhou Jiucai Information Technology Co., Ltd. dated November 28, 2014

8.1*	List of Significant Subsidiaries

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 10.34 to the registration statement on Form F-1, as amended (File No. 333-191846), initially filed with the Securities and Exchange Commission on October 22, 2013)

Exhibit Number	Description of Document

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder

15.2*	Consent of Fangda Partners

15.3*	Consent of KPMG Huazhen (SGP)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 16, 2015	SUNGY MOBILE LIMITED

	By:	/s/ Yuqiang Deng
	Name:	Yuqiang Deng
	Title:	Chairman and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Sungy Mobile Limited

We have audited the accompanying consolidated balance sheets of Sungy Mobile Limited and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income (loss), changes in equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sungy Mobile Limited and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG Huazhen (SGP)

Beijing, China

April 15, 2015

SUNGY MOBILE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2013	2014
	RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents (including cash and cash equivalents of VIEs of RMB52,345,013 and RMB49,749,804 as of December 31, 2013 and 2014, respectively)	759,388,415	172,246,142	27,761,039
Time deposits (including time deposits of VIEs of nil and nil as of December 31, 2013 and 2014, respectively)	—	424,000,000	68,336,396
Short-term investment (including short-term investment of VIEs of RMB1,500,000 and RMB20,000,000 as of December 31, 2013 and 2014, respectively)	12,500,000	20,000,000	3,223,415
Accounts receivable, net (including accounts receivable, net of VIEs of RMB68,544,138 and RMB65,394,402 as of December 31, 2013 and 2014, respectively)	84,344,499	72,566,125	11,695,536
Amount due from a related party (including amount due from a related party of VIEs of nil and RMB6,366,986 as of December 31, 2013 and 2014, respectively)	—	6,366,986	1,026,172
Prepaid expenses and other current assets (including prepaid expenses and other current assets of VIEs of RMB11,747,964 and RMB13,029,323as of December 31, 2013 and 2014, respectively)	14,545,788	28,756,061	4,634,636
Deferred income tax assets (including deferred income tax assets of VIEs of RMB11,902,908 and RMB9,365,253 as of December 31, 2013 and 2014, respectively)	16,421,037	10,728,503	1,729,121

Total current assets	887,199,739	734,663,817	118,406,315

Property and equipment, net (including property and equipment, net of VIEs of RMB8,902,848 and RMB15,436,416 as of December 31, 2013 and 2014, respectively)	9,214,738	16,851,536	2,715,975
Intangible assets, net (including intangible assets, net of VIEs of RMB2,070,778 and RMB15,779,468 as of December 31, 2013 and 2014, respectively)	2,070,778	26,710,724	4,304,987
Goodwill (including goodwill of VIEs of nil and nil as of December 31, 2013 and 2014, respectively)	—	11,255,985	1,814,135
Equity method investments (including equity method investments of VIEs of nil and RMB17,991,306 as of December 31, 2013 and 2014, respectively)	—	19,160,580	3,088,125
Investment securities (including investment securities of VIEs of nil and RMB621,270 as of December 31, 2013 and 2014, respectively)	—	73,122,050	11,785,135
Deferred income tax assets (including deferred income tax assets of VIEs of nil and RMB1,959,905 as of December 31, 2013 and 2014, respectively)	—	1,959,905	315,879
Other non-current assets (including other non-current assets of VIEs of RMB4,354,820 and RMB6,314,243 as of December 31, 2013 and 2014, respectively)	4,518,314	9,656,340	1,556,320

Total assets	903,003,569	893,380,937	143,986,871

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of VIEs of RMB9,291,942 and RMB8,241,139 as of December 31, 2013 and 2014, respectively)	9,354,988	10,633,383	1,713,790
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs of RMB44,224,588 and RMB60,283,606 as of December 31, 2013 and 2014, respectively)	50,797,381	89,621,014	14,444,288
Income tax payable (including income tax payable of VIEs of RMB7,860,663 and RMB13,410,026 as of December 31, 2013 and 2014, respectively)	7,860,663	16,074,092	2,590,673

Total current liabilities	68,013,032	116,328,489	18,748,751
Deferred income tax liabilities (including deferred income tax liabilities of VIEs of nil and RMB2,502,636 as of December 31, 2013 and 2014, respectively)	—	2,586,593	416,883
Non-current liabilities (including non-current liabilities of VIEs of nil and nil as of December 31, 2013 and 2014, respectively)	—	2,257,528	363,847

Total liabilities	68,013,032	121,172,610	19,529,481

Shareholders’ equity:
Class A ordinary shares:
US$0.0001 par value: 850,000,000 shares authorized; 58,995,186 and 66,236,886 shares issued and outstanding as of December 31, 2013 and 2014	36,211	40,696	6,559
Class B ordinary shares:
US$0.0001 par value: 150,000,000 shares authorized; 141,435,672 and 123,172,962 shares issued and outstanding as of December 31, 2013 and 2014	97,272	86,026	13,865
Treasury shares	—	(2,852,216)	(459,694)
Additional paid-in capital	1,111,259,393	1,084,368,371	174,768,457
Accumulated other comprehensive income	45,021,487	59,657,446	9,615,035
Accumulated deficit	(321,423,826)	(368,587,259)	(59,405,483)

Total Sungy Mobile Limited shareholders’ equity	834,990,537	772,713,064	124,538,739

Noncontrolling interests	—	(504,737)	(81,349)

Total shareholders’ equity	834,990,537	772,208,327	124,457,390

Commitments and contingencies	—	—	—

Total liabilities and shareholders’ equity	903,003,569	893,380,937	143,986,871

The accompanying notes are an integral part of these consolidated financial statements.

SUNGY MOBILE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Revenues	185,218,681	328,843,318	369,219,983	59,507,459
Cost of revenues	(74,813,098)	(94,144,743)	(134,037,756)	(21,602,965)

Gross profit	110,405,583	234,698,575	235,182,227	37,904,494

Research and development expenses	(34,041,250)	(46,641,102)	(89,679,663)	(14,453,738)
Selling and marketing expenses	(45,914,065)	(47,293,583)	(104,196,733)	(16,793,465)
General and administrative expenses	(25,614,849)	(51,246,338)	(119,854,801)	(19,317,087)

Operating income (loss)	4,835,419	89,517,552	(78,548,970)	(12,659,796)

Share of losses of equity method investments	(1,072,946)	—	(622,909)	(100,395)
Gain on disposal of an equity method investment	4,182,485	—	—	—
Investment income	124,862	360,750	9,381,389	1,512,005
Interest income	194,643	279,777	29,388,576	4,736,579
Other income	—	—	6,407,465	1,032,696

Income (loss) before income taxes	8,264,463	90,158,079	(33,994,449)	(5,478,911)
Income tax benefit (expense)	6,903,561	1,656,813	(13,673,721)	(2,203,804)

Net income (loss)	15,168,024	91,814,892	(47,668,170)	(7,682,715)

Net loss attributable to noncontrolling interests	—	—	504,737	81,349

Net income (loss) attributable to Sungy Mobile Limited	15,168,024	91,814,892	(47,163,433)	(7,601,366)

Accretion of redeemable convertible preferred shares	(58,232,795)	(50,711,382)	—	—

Net income (loss) applicable to common stock	(43,064,771)	41,103,510	(47,163,433)	(7,601,366)

Basic earnings (loss) per Class A and Class B ordinary share	(0.83)	0.28	(0.24)	(0.04)

Diluted earnings (loss) per Class A and Class B ordinary share	(0.83)	0.27	(0.24)	(0.04)

Net income (loss)	15,168,024	91,814,892	(47,668,170)	(7,682,715)
Other comprehensive income
Unrealized gains on available-for-sale investments, net of nil income tax	—	—	11,213,323	1,807,260
Foreign currency translation adjustment, net of nil income taxes	1,334,554	4,686,070	3,422,636	551,629

Comprehensive income (loss)	16,502,578	96,500,962	(33,032,211)	(5,323,826)

Comprehensive loss attributable to noncontrolling interests	—	—	504,737	81,349

Comprehensive income (loss) attributable to Sungy Mobile Limited	16,502,578	96,500,962	(32,527,474)	(5,242,477)

The accompanying notes are an integral part of these consolidated financial statements.

SUNGY MOBILE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Attributable to Sungy Mobile Limited									Noncontrolling interests	Total Shareholders’ Equity (Deficit)
	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Sungy Mobile Limited Shareholders’ Equity (Deficit)
	Number of Shares	Amount	Number of Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012	—	—	51,880,468	42,360	—	—	39,000,863	(327,181,409)	(288,138,186)	—	(288,138,186)
Net income	—	—	—	—	—	—	—	15,168,024	15,168,024	—	15,168,024
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	1,334,554	—	1,334,554	—	1,334,554
Share-based compensation	—	—	—	—	—	426,083	—	—	426,083	—	426,083
Accretion of redeemable convertible preferred shares	—	—	—	—	—	(426,083)	—	(57,806,712)	(58,232,795)	—	(58,232,795)

Balance as of December 31, 2012	—	—	51,880,468	42,360	—	—	40,335,417	(369,820,097)	(329,442,320)	—	(329,442,320)

SUNGY MOBILE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Attributable to Sungy Mobile Limited
	Class A Ordinary Shares		Class B Ordinary Shares			Additional	Accumulated Other		Total Sungy Mobile Limitied		Total Shareholders’
	Number of		Number of		Treasury	Paid-in	Comprehensive	Accumulated	Shareholders’	Noncontrolling	Equity
	Shares	Amount	Shares	Amount	Shares	Capital	Income	Deficit	Equity (Deficit)	interests	(Deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013	—	—	51,880,468	42,360	—	—	40,335,417	(369,820,097)	(329,442,320)	—	(329,442,320)
Net income	—	—	—	—	—	—	—	91,814,892	91,814,892	—	91,814,892
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	4,686,070	—	4,686,070	—	4,686,070
Repurchase and cancellation of ordinary shares	—	—	(575,300)	(414)	—	(2,499,940)	—	—	(2,500,354)	—	(2,500,354)
Ordinary shares issued in connection with exercise of share options	—	—	3,452,400	2,123	—	—	—	—	2,123	—	2,123
Issuance of ordinary shares, upon initial public offering (“IPO”), net of issuance cost of RMB60,729,250	48,300,000	29,647	—	—	—	493,624,834	—	—	493,654,481	—	493,654,481
Concurrent private placement issuance of ordinary shares in connection with IPO	10,695,186	6,564				122,759,988			122,766,552	—	122,766,552
Conversion of redeemable Series A convertible preferred shares to ordinary shares	—	—	21,428,600	13,153	—	23,047,229	—	—	23,060,382	—	23,060,382
Conversion of redeemable Series B convertible preferred shares to ordinary shares	—	—	34,226,200	21,008	—	169,411,155	—	—	169,432,163	—	169,432,163
Conversion of redeemable Series C convertible preferred shares to ordinary shares	—	—	31,023,304	19,042	—	294,386,344	—	—	294,405,386	—	294,405,386
Share-based compensation	—	—	—	—	—	17,822,544	—	—	17,822,544	—	17,822,544
Accretion of redeemable convertible preferred shares	—	—	—	—	—	(7,292,761)	—	(43,418,621)	(50,711,382)	—	(50,711,382)

Balance as of December 31, 2013	58,995,186	36,211	141,435,672	97,272	—	1,111,259,393	45,021,487	(321,423,826)	834,990,537	—	834,990,537

SUNGY MOBILE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Attributable to Sungy Mobile Limited
							Accumulated		Total Sungy		Total
	Class A Ordinary Shares		Class B Ordinary Shares			Additional	Other		Mobile Limited		Shareholders’
	Number of		Number of		Treasury	Paid-in	Comprehensive	Accumulated	Shareholders’	Noncontrolling	Equity
	Shares	Amount	Shares	Amount	Shares	Capital	Income	Deficit	Equity (Deficit)	interests	(Deficit)
		RMB		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2014	58,995,186	36,211	141,435,672	97,272	—	1,111,259,393	45,021,487	(321,423,826)	834,990,537	—	834,990,537
Net loss	—	—	—	—	—	—	—	(47,163,433)	(47,163,433)	(504,737)	(47,668,170)
Unrealized gains on available-for-sale investments, net of nil income tax	—	—	—	—	—	—	19,488,246	—	19,488,246	—	19,488,246
Reclassification adjustment for gains realized in net income on an available-for-sale investment	—	—	—	—	—	—	(8,274,923)	—	(8,274,923)	—	(8,274,923)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	3,422,636	—	3,422,636	—	3,422,636
Conversion of Class B ordinary shares into Class A ordinary shares	18,262,710	11,246	(18,262,710)	(11,246)	—	—	—	—	—	—	—
Repurchase and cancellation of ordinary shares	(12,391,506)	(7,601)	—	—	(2,852,216)	(93,460,421)	—	—	(96,320,238)	—	(96,320,238)
Ordinary shares issued in connection with exercise of share options and restricted shares vested	1,370,496	840	—	—	—	1,597,490	—	—	1,598,330	—	1,598,330
Share-based compensation	—	—	—	—	—	64,971,909	—	—	64,971,909	—	64,971,909

Balance as of December 31, 2014	66,236,886	40,696	123,172,962	86,026	(2,852,216)	1,084,368,371	59,657,446	(368,587,259)	772,713,064	(504,737)	772,208,327

Balance as of December 31, 2014 — US$		6,559		13,865	(459,694)	174,768,457	9,615,035	(59,405,483)	124,538,739	(81,349)	124,457,390

The accompanying notes are an integral part of these consolidated financial statements.

SUNGY MOBILE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Operating activities:
Net income (loss)	15,168,024	91,814,892	(47,668,170)	(7,682,715)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation costs	426,083	17,822,544	64,971,909	10,471,571
Depreciation and amortization	8,312,528	6,947,110	16,159,845	2,604,494
Bad debt expense	—	—	1,636,604	263,773
Loss on disposal of property and equipment	6,978	545,494	231,630	37,332
Impairment loss of property and equipment	—	1,750,000	1,333,333	214,894
Gain on disposal of intangible assets	—	(8,100)	—	—
Gain on an exchange of an asset for an equity method investment	—	—	(6,407,465)	(1,032,696)
Gain on disposal of an available-for-sale investment	—	—	(8,274,923)	(1,333,675)
Share of losses of equity method investments	1,072,946	—	622,909	100,395
Gain on disposal of an equity method investment	(4,182,485)	—	—	—
Deferred income tax expense (benefit)	(6,903,561)	(9,517,476)	5,216,108	840,684
Unrealized foreign currency exchange loss (gain)	—	(4,878,709)	4,437,629	715,218
Changes in operating assets and liabilities (net of effect of business acquisitions)
Accounts receivable	(13,173,992)	(38,002,909)	18,005,895	2,902,023
Prepaid expenses and other current assets	(478,141)	(8,328,811)	(12,388,325)	(1,996,636)
Other non-current assets	(1,592,041)	(827,969)	28,481	4,590
Accounts payable	2,338,061	3,408,426	(9,192,931)	(1,481,632)
Accrued expenses and other current liabilities	13,333,119	3,517,152	34,838,000	5,614,867
Income tax payable	—	7,860,663	8,213,429	1,323,764
Non-current liabilities	(2,077,014)	(2,220,000)	2,257,528	363,847

Net cash provided by operating activities	12,250,505	69,882,307	74,021,486	11,930,098

Investing activities:
Receipt of government grants related to property and equipment	200,000	4,200,000	1,800,000	290,107
Purchase of property and equipment	(3,574,421)	(12,458,382)	(15,959,883)	(2,572,266)
Purchase of intangible assets	(1,563,080)	(2,073,814)	(12,297,767)	(1,982,040)
Proceeds from disposal of intangible assets	—	40,500	—	—
Purchase of available-for-sale investments	—	—	(92,299,232)	(14,875,936)
Proceeds from disposal of an available-for-sale investment	—	—	38,582,907	6,218,436
Purchase of short-term investment	(25,000,000)	(52,500,000)	(110,000,000)	(17,728,782)
Proceeds from maturity of short-term investment	25,000,000	40,000,000	102,500,000	16,520,001
Investment in time deposits	—	—	(424,000,000)	(68,336,396)
Acquisition of subsidiaries, net of acquisition costs and cash acquired	—	—	(31,052,114)	(5,004,692)
Investment in equity method investments	—	—	(13,497,457)	(2,175,395)
Proceeds from disposal of an equity method investment	—	6,400,000	—	—
Issuance of loans to related parties	(4,776,547)	(517,500)	—	—
Proceeds from loans repayment by related parties	—	3,828,409	—	—

Net cash used in investing activities	(9,714,048)	(13,080,787)	(556,223,546)	(89,646,963)

Financing activities:
Proceeds from issuance of ordinary shares upon IPO, net of underwriting discounts and commissions of RMB39,307,514	—	515,076,220	—	—
Payment of issuance cost of ordinary shares in connection with IPO	—	(15,342,834)	(6,026,669)	(971,323)
Proceeds from concurrent private placement issuance of ordinary shares in connection with IPO	—	122,766,552	—	—
Payment for repurchase of ordinary shares	—	(2,500,354)	(99,692,776)	(16,067,559)
Proceeds from exercise of share options	—	2,123	1,598,330	257,604

Net cash provided by (used in) financing activities	—	620,001,707	(104,121,115)	(16,781,278)

Effect of foreign currency exchange rate changes on cash	50,919	(1,013,190)	(819,098)	(132,014)

Net increase (decrease) in cash and cash equivalents	2,587,376	675,790,037	(587,142,273)	(94,630,157)
Cash and cash equivalents at beginning of year	81,011,002	83,598,378	759,388,415	122,391,196

Cash and cash equivalents at end of year	83,598,378	759,388,415	172,246,142	27,761,039

Supplemental disclosures of cash flow information:
Income taxes paid	—	—	(244,184)	(39,355)
Interest paid	—	—	—	—
Non-cash investing and financing activities:
Amount receivable from disposal of an equity method investment	6,400,000	—	—	—
Amount due to a related party offset with amount due from a related party	1,465,638	—	—	—
Accounts payable for property and equipment	1,310,000	2,200,000	—	—
IPO cost payable	—	6,026,669	—	—
Exchange of an asset for an equity method investment	—	—	6,407,465	1,032,696

The accompanying notes are an integral part of these consolidated financial statements.

SUNGY MOBILE LIMITED AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 ORGANIZATION AND DESCRIPTION OF BUSINESS

Sungy Mobile Limited (formerly known as Sungy Data Ltd.) (the “Parent”), a holding company, was incorporated in January 2005. In March 2005, the Parent established a wholly-owned subsidiary, Jiubang Computer Technology (Guangzhou) Co., Ltd. (“Jiubang Computer”), in the People’s Republic of China (the “PRC”). During 2005 to 2007, the Parent and Jiubang Computer entered into a series of contractual agreements (as described in Note 2(z)) with Guangzhou Jiubang Digital Technology Co., Ltd. (“Jiubang Digital”), Guangzhou Sanju Advertising Media Co., Ltd. (“Sanju Advertising”), Guangzhou Hengye Software Technology Co., Ltd. (“Hengye Software”), Guangzhou Zhiteng Computer Technology Co., Ltd. (“Zhiteng Computer”) and each of their individual equity holders. As described in Note 2(z), the Parent is the primary beneficiary of Jiubang Digital, Sanju Advertising, Hengye Software and Zhiteng Computer (collectively, the “VIEs”). In February 2014, the Parent acquired 100% equity interest of GetJar, Inc. (“GetJar”), a privately held mobile advertising network based in California, United States.

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

Noncontrolling interests are separately presented as a component of equity in the consolidated financial statements.

(c) Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the fair value valuations of intangibles, contingent consideration arising from business combination, financial and equity instruments and share-based payments, the collectability of accounts receivable, the realizability of deferred income tax assets, the useful lives and residual values of property and equipment and intangible assets, the estimated useful lives of mobile application products, fair value of postcontract customer support (“PCS”), and the recoverability of the carrying values of long-lived assets and goodwill. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions. Actual results could differ from those estimates.

(d) Foreign Currency

The accompanying consolidated financial statements have been expressed in Renminbi (“RMB”), the Company’s reporting currency.

The functional currency of the Parent and its subsidiaries in Cayman Islands, United Kingdom, Hong Kong, and the United States is the U.S. dollar (“US$”). The functional currency of the Parent’s consolidated PRC subsidiaries and VIEs is the RMB.

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

Assets and liabilities of the entities with functional currencies other than RMB are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses are translated into RMB at average rates prevailing during the reporting period. The resulting foreign currency translation adjustments are recognized as a separate component of accumulated other comprehensive income within the consolidated statements of changes in equity (deficit).

For the convenience of readers, the 2014 RMB amounts included in the accompanying consolidated financial statements have been translated into US$ at the rate of US$1.00 = RMB6.2046, being the noon buy rate for US$ in effect on December 31, 2014 in the City of New York for cable transfer in RMB per US$ as certified for custom purposes by the Federal Reserve Bank of New York. No representation is made that RMB amounts could have been, or could be, converted into US$ at that rate or at any other certain rate on December 31, 2014, or at any other date. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

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

(g) Cash and cash equivalents

Cash and cash equivalents consists of cash on hand and cash in banks. None of the Company’s cash is restricted from withdrawal.

Cash balances include demand deposits in:

	December 31,
	2013	2014
	RMB	RMB
Financial institutions in the mainland of the PRC
—Denominated in RMB	713,371,057	111,487,572
—Denominated in US$	723,094	1,071,803

Total cash balances held at mainland PRC financial institutions	714,094,151	112,559,375

Financial institutions in Hong Kong Special Administrative Region (“HKSAR”) of the PRC
—Denominated in RMB	106,581	4,525,486
—Denominated in Hong Kong dollar	62,206	17,035,313
—Denominated in US$	32,652,558	13,527,134
—Denominated in British pound	18,413	17,475

Total cash balances held at HKSAR financial institutions	32,839,758	35,105,408

Financial institutions in United States
—Denominated in RMB	64,145	83,982
—Denominated in US$	12,131,440	23,909,436

Total cash balances held at United States financial institutions	12,195,585	23,993,418

Total cash balances held at financial institutions	759,129,494	171,658,201

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

(j) Intangible Assets

Intangible assets mainly comprise literature content copyrights, intellectual properties, trademark and licenses. Intangible assets which have been acquired in business combinations are initially recorded at estimated fair value. Intangible assets not acquired in business combinations are initially recorded at cost. The estimated useful life of intangible assets, which is the period over which the intangible asset is expected to contribute directly or indirectly to the future cash flows of the Company, ranges between 1 and 10 years. Intangible assets are amortized on a straight-line basis, as the pattern of the economic benefit of intangible assets cannot be reliably determined over their estimated useful lives.

(k) Impairment of Long-Lived Assets, excluding Goodwill

Long-lived assets, excluding goodwill, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(l) Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting is greater than its carrying amount, the two-step goodwill impairment test is not required.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. No impairment loss was recorded for any of the periods presented.

(m) Business Combination

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC topic 805 (“ASC 805”): Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the acquiree’s business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

(n) Equity method investments

The Company applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 Investment — Equity Method and Joint Ventures, over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

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

(o) Investment securities

Investment securities at December 31, 2014 consist of corporate convertible debt and equity securities. The classification of investment securities is based on the Company’s intent, which is re-evaluated at each balance sheet date, with respect to those securities. Investment securities other than trading securities and held-to-maturity securities are classified as available-for-sale. Available-for-sale are carried at fair value with unrealized gains and losses, net of income tax as a separate component of accumulated other comprehensive income within the consolidated statements of changes in equity (deficit). A decline in the fair value of an available-for-sale that is deemed to be other-than-temporary results is an impairment to reduce the carrying amount to fair value. Realized gains and losses and impairment, which are judged to be other than temporary, if any, are recognized in the consolidated statements of comprehensive income (loss). In computing realized gains and losses on available-for-sale securities, the Company determines cost based on amounts paid, including direct costs to acquire the security.

As at December 31, 2014, all of the Company’s investment securities are classified as available-for-sale investments.

(p) Operating Leases

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

(q) Revenue Recognition

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

The Company began to sell a mobile application product in December 2012 for which free upgrades were provided on a when-and-if-available basis for an unspecified period, which is considered PCS. Since the Company was not able to establish vendor-specific objective evidence (“VSOE”) of the fair value of the PCS, the Company recognized revenue from the sale of the mobile application ratably over the estimated life of the mobile application during the year ended December 31, 2012.

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

Therefore, for the years ended December 31, 2013 and 2014, upon the sale of the mobile application, the consideration attributable to the fair value of the PCS is initially deferred and recognized as revenue on a straight-line basis over the one year service period with the remaining or residual consideration recognized as revenue. The Company does not sell the mobile application product without PCS.

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

Other Revenues

Other revenues are primarily derived from fee received from third parties for the sale of digital products and services such as paid content, picture download, and access to game or music files, that are provided by third parties or developed by ourselves. The Company recognizes the fee as revenue once the products are delivered or the services are rendered.

Revenue concentration

Revenue from a customer that individually exceeds 10% of the Company’s total revenues is from a mobile operator. Revenue derived from this customer is as follows:

	2012		2013		2014
	RMB	%	RMB	%	RMB	%
Customer A	54,564,962	29%	68,220,511	21%	78,951,174	21%

Customers accounting for 10% or more of accounts receivable, net are as follows:

	December 31,
	2013		2014
	RMB	%	RMB	%
Customer A	16,397,159	19%	24,162,975	33%
Customer B	15,800,361	19%	—	—

Business Tax and Value Added Tax (“VAT”)

Revenue is net of business taxes at the rate of 3-5% of gross revenues or VAT at the rate of 6% of gross revenues. Business tax and VAT collected from customers, net of VAT paid for purchases, are recorded as liabilities in the consolidated balance sheets until it is paid to the tax authorities.

(r) Cost of Revenues

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

(s) Research and Development Expenses

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

(t) Government Grant

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attaching to them and the grants will be received. Government grants for the purpose of giving financial support to the Company for a specific project with future related costs are recognized as a deduction to the project cost when incurred in the Company’s consolidated statements of comprehensive income (loss). Government grants that compensate the acquisition cost of an asset are deducted from the carrying amount of the asset and effectively recognized in profit or loss over the useful life of the asset by way of reducing depreciation expense. Government grants for the purpose of giving immediate financial support with no future costs or obligations are recognized as a deduction to general and administrative expenses when received in the Company’s consolidated statements of comprehensive income (loss).

Government grants received in advance is recorded in accrued expenses and other current liabilities or non-current liabilities in the consolidated balance sheet based on the expected period of usage of the government grants.

(u) Income Taxes

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

(v) Employee Benefit Plans

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

Employee benefit expenses recognized under these plans for the years ended December 31, 2012, 2013 and 2014 are allocated to the following items:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Cost of revenues	3,040,042	3,188,742	2,786,334
Research and development expenses	3,622,003	4,520,663	6,594,053
Selling and marketing expenses	4,174,193	4,379,517	3,464,992
General and administrative expenses	2,034,011	2,592,891	2,411,533

Total employee benefit expenses	12,870,249	14,681,813	15,256,912

(w) Share-based Compensation

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

(x) Earnings (Loss) per Share

Basic earnings (loss) per Class A and Class B ordinary share is computed by dividing net income (loss) attributable to Class A and Class B ordinary shareholders by the weighted average number of Class A and Class B ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) is allocated between Class A and Class B ordinary shares and other participating securities based on participating rights in undistributed earnings. The Company’s redeemable convertible preferred shares are participating securities since the holders of these securities participate in dividends on the same basis as Class A and Class B ordinary shareholders. These participating securities are not included in the computation of basic loss per Class A and Class B ordinary share in periods when the Company reports net loss, taking into consideration of the accretion of redeemable convertible preferred shares, because these participating security holders have no obligation to share in the loss of the Company based on the contractual rights and obligations of these participating securities.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to Class A and Class B ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of Class A and Class B ordinary and dilutive Class A and Class B ordinary equivalent shares outstanding during the year. Class A and Class B ordinary equivalent shares consist of Class A and Class B ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings (loss) per Class A and Class B share if the impact is anti-dilutive.

(y) Segment Reporting

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

(z) Variable Interest Entities

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

The equity interests of the VIEs are legally held by Deng Yuqiang, the Company’s chief executive officer and director, Chang Yingming, the Company’s chief operating officer and director, and Zhang Xiangdong, former president and former director of the Company (nominee equity holders). Deng Yuqiang, Chang Yingming and Zhang Xiangdong each holds 20.54%, 0.55% and 4.39% of the Parent’s total ordinary shares issued and outstanding as of December 31, 2014, respectively. The Company cannot assure that when conflicts of interest arise, any of the nominee equity holders will act in the best interests of the Company or such conflicts will be resolved in the Company’s favor. Currently, the Company does not have any arrangements to address potential conflicts of interest between the nominee equity holders and the Company, except that the Parent could exercise the purchase option under the exclusive option agreements with the nominee equity holders to request them to transfer all of their equity ownership in the VIEs to the Parent, Jiubang Computer or a third party designated by the Parent. The Company relies on the nominee equity holders, two of whom are the Parent’s directors and owe a fiduciary duty to the Parent, to comply with the terms and conditions of the contractual arrangements. Such fiduciary duty requires directors to act in good faith and in the best interests of the Parent and not to use their positions for personal gains. If the Company cannot resolve any conflict of interest or dispute between the Company and the nominee equity holders of the VIEs, the Company would have to rely on legal proceedings, which could result in disruption of the Company’s business and subject the Company to substantial uncertainty as to the outcome of any such legal proceedings.

On January 19, 2015, Ministry of Commerce of PRC (“MOFCOM”) published a draft of the PRC law on Foreign Investment (Draft for Comment), of the Draft Foreign Investment Law, which was open for public comments until February 17, 2015. At the same time, MOFCOM published an accompanying explanatory note of the Draft Foreign Investment Law, or the Explanatory Note, which contains important information about the Draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises, or “FIEs”, primarily through contractual arrangements. The Draft Foreign Investment Law is intended to replace the current foreign investment legal regime consisting of three laws: the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, as well as detailed implementing rules. The Draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and may have a material impact on Chinese companies listed or to be listed overseas. The proposed Draft Foreign Investment Law is to regulate FIEs the same way as PRC domestic entities, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited’ in a “Negative List.” Because the Negative List has yet to be published, it is unclear whether it will differ from the current list of industries subject to restrictions or prohibitions on foreign investment. The Draft Foreign Investment Law also provides that only FIEs operating in industries on the Negative List will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIE’s operating in industries on the Negative List may not be able to continue to conduct their operations through contractual arrangements.

There is substantial uncertainty regarding the Draft Foreign Investment Law, including, among others, what the actual content of the law will be as well as the adoption and effective date of the final form of the law. While such uncertainty exists, the Company cannot assure that the new foreign investment law, when it is adopted and becomes effective, will not have a material and adverse effect on the Company’s ability to control the VIEs through the contractual arrangements.

The Company’s involvement with the VIEs under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

The assets and liabilities of the VIEs as of December 31, 2013 and 2014 and the revenues, net income (loss) and cash flows for the years ended December 31, 2012, 2013 and 2014 are as follows:

	December 31,
	2013	2014
	RMB	RMB
Cash and cash equivalents	52,345,013	49,749,804
Short-term investment	1,500,000	20,000,000
Accounts receivable, net	68,544,138	65,394,402
Amounts due from related parties	114,891,133	78,123,131
Prepaid expenses and other current assets	11,747,964	13,029,323
Deferred income tax assets	11,902,908	9,365,253

Total current assets	260,931,156	235,661,913

Property and equipment, net	8,902,848	15,436,416
Intangible assets, net	2,070,778	15,779,468
Equity method investments	—	17,991,306
Investment securities	—	621,270
Deferred income tax assets	—	1,959,905
Other non-current assets	4,354,820	6,314,243

Total assets	276,259,602	293,764,521

Accounts payable	9,291,942	8,241,139
Accrued expenses and other current liabilities	44,224,588	60,283,606
Amounts due to related parties	158,443,366	150,846,323
Income tax payable	7,860,663	13,410,026

Total current liabilities	219,820,559	232,781,094

Deferred income tax liabilities	—	2,502,636

Total liabilities	219,820,559	235,283,730

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Revenues	184,887,591	313,398,188	289,123,486
Net income	17,517,799	102,669,162	2,041,748

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(2,669,330)	23,575,560	69,032,991
Net cash provided by (used in) investing activities	(9,714,048)	(33,227,083)	(83,009,375)
Net cash provided by (used in) financing activities	(5,840,000)	13,950,000	11,381,174

Amounts due from/to related parties represent the amounts due from/to the Parent’s subsidiaries, which are eliminated on consolidation, and a receivable of RMB6,366,986 due from a related party.

All of the assets of the VIEs can be used only to settle obligations of VIEs. None of the assets of the VIEs has been pledged or collateralized. The creditors of the VIEs do not have recourse to the general credit of the Parent or its consolidated subsidiaries.

(aa) Recently Issued Accounting Standards

The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for annual reporting periods beginning after December 15, 2016. The Company will implement the provisions of ASU 2014-09 as of January 1, 2017. The Company has not yet determined the impact of the new standard on its current policies for revenue recognition.

3 BUSINESS COMBINATION

On February 7, 2014, the Company acquired 100% equity interest of GetJar, a privately held mobile advertising network based in California, United States, and certain intellectual properties and trademark owned by GetJar Networks Limited. This acquisition was made to support the Company’s mobile advertising research and development initiatives. The results of GetJar’s operations have been included in the Company’s consolidated financial statements since February 7, 2014.

Among the total purchase consideration, cash consideration, net of acquisition cost of approximate RMB27.0 million or US$4.4 million was paid upon the consummation of the acquisition and RMB3.0 million or US$0.5 million was deposited in an escrow account in case of any breach of the representations and warranties made upon the acquisition or indemnifiable loss incurred, if any, such as claims, damages or penalties. In addition, an aggregate of 1,443,074 Class A ordinary shares, which closing price was US$3.44 per Class A ordinary share on February 7, 2014, are issuable to the seller of GetJar by May 2016 if certain performance targets for 2014 are achieved. The Company has evaluated the fair value of contingent consideration to be nil at the acquisition date. The performance targets were not met as of December 31, 2014 and no contingent consideration will be paid.

With the assistance of an independent third party valuation firm with income approach applied for intangible assets, the Company has completed the valuations necessary to assess the fair values of the tangible and intangible assets acquired, liabilities assumed and contingent consideration, resulting from which the amount of goodwill was determined and recognized as of the acquisition date.

The Company measured the fair value of acquired intangible assets using “relief from royalty” valuation methods. These acquired intangible assets are considered Level 3 assets because the Group used unobservable inputs, such as royalty rate, forecast financial performance of the acquired business and discount rate of 25%, to determine the fair value of these acquired assets.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and contingent consideration as of February 7, 2014, the date of acquisition:

RMB
Cash consideration, net of acquisition cost	29,953,053
Contingent shares consideration	—
Total fair value of total consideration	29,953,053
Net assets acquired, excluding intangible assets and the related deferred income tax liabilities	1,657,271
Intangible assets, net	18,447,492
Deferred income tax liabilities	(1,389,116)
Goodwill	11,237,406

The Company has evaluated the fair value of the acquired intangible assets and has assigned the following value and estimated useful life to those intangible assets: intellectual properties of RMB14,959,879 with a useful life of 3 years, and trademark of RMB3,487,613 with a useful life of 1 year.

Goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition. The synergies mainly come from the enhancement of the Company’s position on the rapidly emerging mobile area, especially the distribution of applications for mobile devices, which could better promote the Company’s products, reduce costs and expenses by sharing the infrastructure, distribution channel and common research and development results, and further foster an ecosystem with better user experience for mobile products, stronger user loyalty, and greater value for both customers and developers that enhance the Company’s monetization ability on the emerging mobile markets.

The Company recognized RMB2,322,060 of acquisition related costs which were included in general and administrative expenses in the year ended December 31, 2014.

The amount of revenue and net loss of GetJar included in the Company’s consolidated statements of comprehensive income (loss) from the acquisition date to December 31, 2014 were RMB45,614,626 and RMB27,716,781, respectively. RMB7,780,910 of amortization of intangible assets acquired in connection with the acquisition was included in the amount of net loss. The net loss was before elimination adjustment of cost paid by Getjar to inter-companies of RMB27,437,971 of inter-company transactions.

The following unaudited pro forma consolidated financial information for the years ended December 31, 2013 and 2014 are presented as if the acquisition had occurred at the beginning of the periods presented. These pro forma results have been prepared for comparative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated.

Unaudited pro forma consolidated statements of comprehensive income (loss):

	Year Ended December 31,
	2013	2014
	RMB	RMB
	(Unaudited)	(Unaudited)
Revenues	347,257,286	371,959,104
Net income (loss)	36,467,462	(49,049,297)

These amounts have been derived after applying the Company’s accounting policies and adjusting the results of GetJar to reflect the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied on January 1, 2013. The pro forma results have reflected the elimination of inter-company transactions applied from January 1, 2013.

4 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	December 31,
	2013	2014
	RMB	RMB
Accounts receivable	84,344,499	73,720,191
Allowance for doubtful accounts	—	(1,154,066)

Accounts receivable, net	84,344,499	72,566,125

The activity in the allowance for doubtful accounts for accounts receivable for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Beginning allowance for doubtful accounts	—	—	—
Additions charged to provision for doubtful accounts	—	—	1,636,604
Write-off of accounts receivable	—	—	(482,538)

Ending allowance for doubtful accounts	—	—	1,154,066

5 PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

			December 31,
			2013	2014
			RMB	RMB
Interest receivables			—	11,843,990
Prepaid bandwidth fees			4,920,581	6,163,840
Prepaid rental expenses			1,124,781	3,308,099
Advances to employees			1,434,600	1,207,902
Prepaid insurance expense			2,027,219	—
Others	(i	)	5,038,607	6,232,230

Total			14,545,788	28,756,061

(i)	Others mainly represent office rental deposits and prepaid content fees. The office rental deposits of RMB3,896,937 and RMB3,633,575 as of December 31, 2013 and 2014, respectively, that are expected to be collected after one year of the balance sheet date are presented as other non-current assets in the consolidated balance sheets.

6 SHORT-TERM INVESTMENT

As of December 31, 2013, the Company held an investment in a financial product managed by a PRC bank. The financial product had a contractual life of 10 years and is redeemable any time during the ten-year period. In 2014, the Company invested in an additional RMB90,000,000 in this financial product. Principal of RMB102,500,000 was redeemed in 2014 and the Company recognized investment income of RMB1,106,466. As of December 31, 2014, all the balance of this investment was redeemed.

In December 2014, the Company invested RMB20,000,000 in a financial product managed by a bank in PRC. The financial product matures in January 2015 and provides the Company a fixed return of RMB98,000, which was received by the Company in January 2015.

7 EQUITY METHOD INVESTMENT

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

The Company’s share of losses from equity investment in Zhuhai Zhengdian was RMB1,072,946 for the years ended December 31, 2012. The summarized income statement data of Zhuhai Zhengdian is as follows:

Income statement data	Year Ended December 31,
2012(a)
RMB
Revenues	—
Gross profit	—
Operating loss	3,251,349
Net loss	3,251,349

(a)	For the period from January 1, 2012 to May 1, 2012 (date of disposal).

The summarized income statement data of Baimo and Fengmingxuan is as follows:

Year Ended December 31,
Income statement data	2012
RMB
Revenues	3,133,900
Gross profit	1,964,361
Operating loss	1,696,790
Net loss	1,686,296

In April 2014, the Company made a 40% equity interest investment in Guangzhou Woshou Information Technology Co., Ltd. (“Woshou”), a software service company based in the PRC, through investing an intangible asset, which book value was nil. The Company recognized a gain of RMB6,407,465 for the exchange of the intangible asset for the equity interest investment, which is recorded in other income in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2014. The Company accounted for the investment under the equity method. As of December 31, 2014, the carrying value of the investment was RMB5,811,430. The Company recognized its share of losses from this equity investment of RMB596,035 for the year ended December 31, 2014. As of December 31, 2014, the carrying amount of this investment exceeded the Company’s share of net assets in Woshou by RMB3,042,579, which was the embedded goodwill.

In May 2014, the Company made a 49% equity interest investment in GO Launcher Korea Co., Ltd. (“GO Korea”), a joint venture company in Republic of Korea for developing a business related to mobile products and services in Korea and other contents business in China, by paying cash of RMB1,376,024. The Company accounted for the investment under the equity method. As of December 31, 2014, the carrying value of the investment was RMB1,169,274. The Company recognized its share of losses from this equity investment of RMB206,750 for the year ended December 31, 2014. As of December 31, 2014, the carrying amount of this investment equaled to the Company’s share of net assets in Go Korea.

In November 2014, the Company made a 49% equity interest investment in Guangzhou Jiucai Information Technology Co., Ltd. (“Jiucai”), a lottery service company based in the PRC, by paying cash of RMB12,000,000. The other shareholder of Jiucai is Chang Yingming, the Company’s co-chief operating officer, who owns 51% of Jiucai’s equity interest. The Company accounts for the investment under the equity method. As of December 31, 2014, the carrying value of the investment was RMB12,179,876. The Company recognized its share of gain from this equity investment of RMB179,876 for the year ended December 31, 2014. As of December 31, 2014, the carrying amount of this investment equaled to the Company’s share of net assets in Jiucai.

8 INVESTMENT SECURITIES

As at December 31, 2014, all the investment securities held by the Company are classified as available-for-sale investments. The aggregate cost, interest income, gross unrealized holding gains, foreign exchange translation adjustments, and aggregate fair value of available-for-sale investments at December 31, 2014 were as follows:

	Aggregate cost basis	Interest income	Gross unrealized holding gains	Foreign currency translation adjustments	Aggregate fair value
	RMB	RMB	RMB	RMB	RMB
Corporate convertible notes	9,237,000	307,140	982,848	(63,498)	10,463,490
Redeemable convertible preferred shares	52,751,569	—	10,230,475	(323,484)	62,658,560

Total	61,988,569	307,140	11,213,323	(386,982)	73,122,050

On April 17, 2014, the Company purchased 290,000 shares of Weibo Corporation “Weibo”, a Cayman Islands company with operations substantially in PRC, at Weibo’s initial public offering price of US$17.00 per share or US$4,930,000 in aggregate. On September 12 and September 16, 2014, the Company sold 200,600 shares and 89,400 shares at average price of US$21.67 per share and US$21.60 per share, respectively, or US$6,277,098 in aggregate. The Company recognized a realized gain of RMB8,274,923 representing the difference between the cost and the proceeds, which is included in “investment income” in the consolidated statement of comprehensive income (loss) for the year ended December 31, 2014.

On May 1, 2014, the Company entered into a note purchase agreement with Quettra, Inc. (“Quettra”), a Delaware private corporation, which focuses on mobile internet services, whereby the Company purchased from Quettra an unsecured convertible promissory note in the aggregate principal amount of US$1,500,000 (RMB9,237,000). The outstanding principal amount of and all accrued but unpaid interest on the note shall be due and payable at any time on or after November 1, 2015. In the event that a change of control of Quettra is consummated prior to repayment or conversion of the notes, the notes shall become due and payable immediately prior to the closing of the change of control and receive in payment thereof an amount equal to 150% of the outstanding principal amount of the Notes, plus all accrued by unpaid interest thereon. The embedded feature of change of control is an embedded derivative separately accounted for from the host contract. As at December 31, 2014, the fair value of the embedded derivative was nil, as the Company believes that the possibility of a change of control is remote. The convertible note bears simple interest at the rate of five percent per annum from the date of issuance until repayment or conversion of the convertible note. For the year ended December 31, 2014, RMB307,140 was recognized as interest income in consolidated statements of comprehensive income (loss). The investment is classified as available-for-sale securities and is measured at fair value as of the balance sheet date. Unrealized holding gains and losses are excluded from earnings and are reported in other comprehensive income (loss) until realized. Unrealized holding gain RMB982,848 were reported in other comprehensive income for the year ended December 31, 2014.

On October 2, 2014, the Company acquired 11,500,000 of Series A redeemable convertible preferred shares and 14,931,945 of Series B redeemable convertible preferred shares issued by MobileWoo Technology Holdings Limited (“MobileWoo”), a private company, that provides mobile products and services. The Company paid cash consideration of US$8,574,005 or RMB52,751,569 for the redeemable convertible preferred shares, which is equivalent to a 46.02% equity ownership interest in MobileWoo. At the option of the Company, MobileWoo shall be required to redeem the outstanding redeemable convertible preferred shares at the date on or after 24 October 2016. The investment is classified as available-for-sale securities and is measured at fair value as of the balance sheet date. Unrealized holding gains and losses are excluded from earnings and are reported in other comprehensive income (loss) until realized. An unrealized holding gain of RMB10,230,475 were recognized in other comprehensive income for the year ended December 31 2014.

9 FAIR VALUE DISCLOSURE

The following tables present the placement in the fair value hierarchy of assets that are measured at fair value on a recurring basis at December 31, 2014:

		Fair value disclosure or measurement at
		December 31, 2014 using
	December 31, 2014	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Available-for-sale investments:
Corporate convertible notes	10,463,490	—	—	10,463,490
Redeemable convertible preferred shares	62,658,560	—	—	62,658,560

Total	73,122,050	—	—	73,122,050

The corporate convertible notes do not have a quoted market rate. The Company adopted probability expected return method (“PWERM”) to estimate the fair value of the convertible notes. Under this method, fair value of convertible notes are based upon the probability weighted present value of expected future investment returns, considering each of possible future outcomes available to the subject company and rights of convertible note holders. The future outcomes considered in this valuation include conversion upon completion of next round of financing and redemption upon maturity. In applying PWERM, the Company makes certain assumptions and estimates regarding to the subject company, including discount rate that reflects the credit risk of the Company and probabilities of the future outcomes. The assumptions are inherently uncertain and subjective. Specifically, PWERM included a discount rate to be 14%, which is implied by bond yield rate and the probabilities of conversion upon next round of financing to be 50%.

The redeemable convertible preferred shares do not have a quoted market rate. The Company adopted a discounted cash flow method under the income approach, which take into consideration a number of factors that include expected future cash flows, growth rates and discount rates from publicly traded companies in the industry and requires the Company to make certain assumptions and estimates regarding industry economic factors and future profitability. The assumptions are inherently uncertain and subjective. The expected future cash flows for MobileWoo were based on discrete eight years financial forecasts developed by management for planning purposes. Cash flows beyond the forecasted period were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends and considered long-term earnings growth rates for publicly traded comparable companies. Specifically, the income approach valuations included a cash flow discount rate of 23%, and a terminal value growth rate of 3%.

The following tables present a roll-forward of the fair value of Level 3 (significant unobservable inputs) assets for the year ended December 31, 2014, which only contains available-for-sale securities:

	Corporate convertible notes	Redeemable convertible preferred shares	Total
	RMB	RMB	RMB
Beginning balance as of January 1, 2014	—	—	—
Purchases	9,237,000	52,751,569	61,988,569
Total gain or losses:
Included in earnings	307,140	—	307,140
Included in other comprehensive income	982,848	10,230,475	11,213,323
Foreign currency translation adjustment	(63,498)	(323,484)	(386,982)

Ending balance as of December 31, 2014	10,463,490	62,658,560	73,122,050

The carrying amounts of cash, time deposits, short-term investment, accounts receivable, amount due from a related party, accounts payable, and accrued expenses and other current liabilities, as of December 31, 2013 and 2014, approximate fair value because of the short maturity of these instruments.

10 PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	December 31,
	2013	2014
	RMB	RMB
Computer equipment	14,869,429	27,703,983
Office equipment and furniture	2,473,596	2,903,971
Motor vehicles	616,649	1,989,323
Leasehold improvements	13,967,382	5,149,963

Total property and equipment	31,927,056	37,747,240
Less: accumulated depreciation	(22,712,318)	(20,895,704)

Property and equipment, net	9,214,738	16,851,536

Depreciation expense was RMB6,954,376, RMB5,622,443 and RMB5,642,074 for the years ended December 31, 2012, 2013 and 2014, respectively.

During the years ended December 31, 2013 and 2014, the Company recognized loss on impairment of leasehold improvements amounting to RMB1,750,000 and RMB1,333,333, respectively, that was recorded in general and administrative expenses. The factor leading to the impairment loss was due to the Company’s relocation of its leased office premise.

11 GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill

The changes in the carrying amount of goodwill were as follows:

2014
RMB
Balance as of January 1	—
Goodwill acquired	11,237,406
Foreign currency translation adjustment	18,579

Balance as of December 31	11,255,985

Intangible Assets

	December 31, 2014
	Gross carrying amount	Accumulated amortization	Net carrying amount	Weighted Average Amortization Period
	RMB	RMB	RMB	Years
Copyrights	14,865,606	(3,286,108)	11,579,498	3
Intellectual properties	14,984,612	(4,578,645)	10,405,967	3
License	4,412,458	(321,270)	4,091,188	10
Trademark	3,493,380	(3,202,265)	291,115	1
Others	526,901	(183,945)	342,956	5

Total intangible assets	38,282,957	(11,572,233)	26,710,724

	December 31, 2013
	Gross carrying amount	Accumulated amortization	Net carrying amount	Weighted Average Amortization Period
	RMB	RMB	RMB	Years
Copyrights	5,174,694	(3,276,499)	1,898,195	3
Others	317,500	(144,917)	172,583	5

Total intangible assets	5,492,194	(3,421,416)	2,070,778

Amortization expense was RMB1,358,152, RMB1,324,667 and RMB10,517,771 for the years ended December 31, 2012, 2013 and 2014, respectively. The copyrights are amortized over the contractual period, which ranges from 12 months to 120 months. The Company has no intention to renew the copyrights and trademark after the contractual period.

The estimated aggregate amortization expense for each of the next five years is as follows:

December 31,	Amount
RMB
2015	9,157,707
2016	8,506,716
2017	3,298,735
2018	2,337,222
2019	1,617,313

Total	24,917,693

12 ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

			December 31,
			2013	2014
			RMB	RMB
Accrued payroll and employee benefits			19,763,943	31,236,009
Content fee and distribution fee payable			11,013,500	18,957,595
Promotion fee payable			—	18,482,917
Other tax payables	(i	)	4,519,394	4,889,211
Deferred revenue	(ii	)	6,722,544	8,917,621
Government grants			—	3,520,000
IPO cost payable			6,026,669	—
Accrued bandwidth fee			487,187	—
Other accrued expenses	(iii	)	2,264,144	3,617,661

Total accrued expenses and other current liabilities			50,797,381	89,621,014

(i)	Other tax payable mainly includes VAT payable, business tax payable and surcharges.
(ii)	Deferred revenue mainly consists of payments received in advance from customers relating to mobile reading and mobile portal marketing services and the consideration allocated for postcontract customer support (“PCS”) relating to mobile application, which are expected to be provided by the Company within one year.
(iii)	Other accrued expenses mainly represent accrued office expenses and other operating costs.

13 REVENUES

Revenues consist of the following:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Mobile application products and services	34,056,890	153,363,875	186,879,488
Mobile reading services	72,766,802	99,791,329	85,007,148
Mobile portal marketing services	57,506,160	52,211,716	55,423,444
Other revenues	20,888,829	23,476,398	41,909,903

Total revenues	185,218,681	328,843,318	369,219,983

The following summarizes the Company’s revenue from the following geographic areas (based on the location of customers):

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
PRC (excluding HK SAR and Macau)	154,029,436	198,896,271	223,070,609
United States of America	14,312,392	60,358,124	95,452,613
Others	16,876,853	69,588,923	50,696,761

Total revenues	185,218,681	328,843,318	369,219,983

14 INCOME TAXES

Cayman Islands and British Virgin Islands

Under the current laws of Cayman Island and the British Virgin Islands (“BVI”), the Parent and its subsidiary in Cayman Islands and BVI are not subject to tax on its income or capital gains.

Hong Kong

For the period from its inception to December 31, 2014, the Parent’s subsidiary in Hong Kong did not have any assessable profits arising in or derived from HK SAR and therefore no provision for Hong Kong Profits Tax was required. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

United States

GO Portal Inc. (“GO Portal”), a subsidiary of the Jiubang Digital, is incorporated in the State of Delaware of the United States and its principal business activities are conducted in the State of California. GO Portal is subject to a federal corporation tax rate of 34% and a state corporation tax rate of 8.84%, resulting in an aggregate income tax rate of approximately 39.83%.

GetJar, a subsidiary acquired in February 2014, is incorporated in the State of Delaware of the United States and its principal business activities are conducted in the State of California. GetJar is subject to a federal corporation tax rate of 34% and a state corporation tax rate of 8.84%, resulting in an aggregate income tax rate of approximately 39.83%.

United Kingdom

GO Mobile Technology Limited (“GO Mobile”), a subsidiary established in 2014 in the United Kingdom, and its principal business activities are conducted in the United Kingdom.

People’s Republic of China

The Parent’s consolidated PRC subsidiaries and VIEs file separate income tax returns in the PRC. On March 16, 2007, the National People’s Congress passed the new EIT Law. The statutory income tax rate under the new EIT Law is 25% effective from January 1, 2008. According to the new EIT Law, entities that qualify as “high-and-new technology enterprises eligible for key support from the State” (“HNTE”) are entitled to a preferential income tax rate of 15%.

The Parent’s consolidated PRC subsidiaries and VIEs are subject to income tax at 25%, unless otherwise specified.

In 2008, Jiubang Digital received the approval from the tax authority that it qualified as an HNTE. The certificate entitled Jiubang Digital to the preferential income tax rate of 15% effective retroactively from January 1, 2008 to December 31, 2010. In 2011, Jiubang Digital received the approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2011 to December 31, 2013. In 2014, Jiubang Digital received the approval from the tax authority on its renewal as an HNTE which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2014 to December 31, 2016.

Jiubang Computer and Hengye Software qualified as eligible software enterprises in 2013 and 2014, respectively, which entitled each of them to a two-year full tax exemption followed by a three-year 50% tax exemption, commencing from the year in which its accumulated taxable income is greater than zero.

The components of income (loss) before income taxes are as follows:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
PRC, excluding HKSAR	8,760,488	112,936,180	43,535,268
Cayman Islands and BVI	(481,547)	(20,986,291)	(51,077,743)
HKSAR	(14,478)	(615,633)	(380,901)
United Kingdom	—	—	(2,256,839)
United States	—	(1,176,177)	(23,814,234)

Total income (loss) before income taxes	8,264,463	90,158,079	(33,994,449)

The Company’s income tax expense (benefit) recognized in the consolidated statements of comprehensive income (loss) consists of the following:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Current income tax expense	—	7,860,663	8,457,613
Deferred income tax expense (benefit)	(6,903,561)	(9,517,476)	5,216,108

Total income tax expense (benefit)	(6,903,561)	(1,656,813)	13,673,721

The actual income tax expense (benefit) reported in the consolidated statements of comprehensive income (loss) for each of the years ended December 31, 2012, 2013 and 2014 differs from the amount computed by applying the PRC statutory income tax rate to income (loss) before income taxes due to the following:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Computed expected income tax expense (benefit)	2,066,116	22,539,520	(8,498,612)
Tax rate differential for entities in non-PRC jurisdictions	166,310	5,226,054	12,329,147
Research and development expenses bonus deduction	(3,188,028)	(4,932,333)	(4,932,452)
Non-deductible expenses
—Entertainment expense	253,351	322,430	302,498
—Other	300,571	20,348	16
Preferential income tax rate	—	(5,240,442)	266,688
Tax rate differential	(1,810,791)	(3,531,610)	2,104,805
Tax holiday	—	—	(1,871,138)
Change in valuation allowance	(4,691,090)	(16,060,780)	13,972,769

Actual income tax expense (benefit)	(6,903,561)	(1,656,813)	13,673,721

If the tax holidays were not available, income taxes provision and net income (loss) per share would have been affected as follows:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Tax holiday effect	—	—	(1,871,138)
Basic net income (loss) per share effect	—	—	(0.01)
Diluted net income (loss) per share effect	—	—	(0.01)

The principal components of deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,
	2013	2014
	RMB	RMB
Tax loss carryforwards	10,646,904	18,944,967
Accrued expenses and other current liabilities	8,221,083	10,163,943
Bad debt provision	—	249,088
Advertising expense	—	18,475
Impairment loss on an equity method investment	425,000	425,000
Impairment loss on property and equipment	437,500	275,417

Total gross deferred income tax assets	19,730,487	30,076,890
Valuation allowance	(3,309,450)	(17,388,482)

Deferred income tax assets, net	16,421,037	12,688,408
Intangible assets	—	1,106,754
Share of gain from an equity method investment	—	26,981
Gain from exchange of an intangible assets for an equity method investment, net of share of losses	—	1,452,858

Deferred income tax liabilities	—	2,586,593

Net deferred income tax assets	16,421,037	10,101,815

The movements of the valuation allowance are as follows:

	December 31,
	2012	2013	2014
	RMB	RMB	RMB
Balance as of January 1	30,450,912	20,628,460	3,309,450
Acquisition of a subsidiary	—	—	265,797
Additions	6,933,591	4,753,930	15,088,887
Deduction	(4,721,120)	(8,584,922)	(69,698)
Reversal	(6,903,561)	(11,159,024)	(1,046,420)
Expiration of tax loss	(5,131,362)	(1,258,230)	(124,898)
Change in tax rate	—	(1,070,764)	—
Foreign exchange translation adjustments	—	—	(34,636)

Balance as of December 31	20,628,460	3,309,450	17,388,482

As of December 31, 2012, 2013 and 2014, valuation allowances were provided against the deferred income tax assets of certain subsidiaries, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment.

As of December 31, 2014, for U.S. federal income tax purposes, the Company had tax loss carryforwards of US$4,223,513 (RMB25,843,676), which would expire by 2034, if unused. For PRC income tax purposes, the Company had tax loss carryforwards of RMB33,064,011, of which RMB258,154, RMB4,379,964, RMB2,193,356, RMB5,887,888 and RMB20,344,649 will expire, if unused, by 2015, 2016, 2017, 2018 and 2019, respectively.

The new EIT Law and its implementation rules impose a withholding income tax at 10%, unless reduced by a tax treaty or arrangement, on the amount of dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC that are related to earnings accumulated beginning on January 1, 2008. Dividends relating to undistributed earnings generated prior to January 1, 2008 are exempt from such withholding income tax. Due to the plan to indefinitely reinvest its earnings in the PRC, the Company has not provided for deferred income tax liabilities on undistributed earnings of RMB52,432,644 and RMB93,393,764 as of December 31, 2013 and 2014, respectively. It is not practicable to estimate the unrecognized deferred income tax liabilities thereof.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2012, 2013 and 2014 is as follows:

	December 31,
	2012	2013	2014
	RMB	RMB	RMB
Balance as of January 1	594,402	5,905,726	18,380,952
Increase related to current year tax positions	5,311,324	16,230,858	6,861,792
Settlement	—	(3,755,632)	(7,639,360)

Balance as of December 31	5,905,726	18,380,952	17,603,384

Included in the balances of unrecognized tax benefits as of December 31, 2013 and 2014 were potential benefits of RMB18,380,952 and RMB17,603,384 that, if recognized, would affect the effective tax rate. Nil interest and penalty expenses were recorded for the years ended December 31, 2012, 2013 and 2014. The unrecognized tax benefits were presented as a reduction of the deferred income tax asset for tax loss carry forwards or an addition to income tax payable, if any, since the uncertain tax position would either reduce the tax loss carry forwards or increase the taxable income under the tax law. The unrecognized tax benefits mainly represent the estimated income tax expense the Company would be required to pay should its revenue for tax purposes be recognized in accordance with new EIT law and regulations. Management believes that it is reasonably possible that approximately RMB17,603,384 of the unrecognized tax benefits as of December 31, 2014 will be recognized in the next twelve months as a result of settlement.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Parent’s consolidated PRC subsidiaries and VIEs for the years from 2009 to 2014 are open to examination by the PRC tax authorities.

15 ORDINARY SHARES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND STATUTORY RESERVE

Ordinary Shares and redeemable convertible preferred shares

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

In connection with its IPO, all issued and outstanding Series A, Series B and Series C redeemable convertible preferred shares were converted to 86,678,104 Class B ordinary shares.

During the year ended December 31, 2014, 1,370,496 Class A common shares were issued for exercise of share options and restricted share vested.

During the year ended December 31, 2014, 18,262,710 Class B common shares were converted to Class A common shares.

On August 12, 2014, the Company announced a share repurchase plan. Under the plan, the Company is approved to repurchase up to US$20.0 million worth of its outstanding ADSs representing the Company’s ordinary shares on the open market at prevailing market prices, in block trades or otherwise. In the year ended December 31, 2014, the Company repurchased a total of 2,157,962 ADSs from the open market at an average price of $7.18 per ADS pursuant to this share repurchase program. 2,065,251 ADSs of the ADSs repurchased were cancelled as at December 31, 2014.

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

For the year ended December 31, 2012, 2013 and 2014, the Company’s PRC subsidiaries and VIEs made appropriation to the reserve fund of nil, RMB8,927,264 and RMB1,787,406, respectively. As of December 31, 2013 and 2014, the accumulated balance of the statutory surplus reserve was nil, RMB8,927,264 and RMB10,714,670, respectively.

16 SHARE-BASED COMPENSATION

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

2013 Share Incentive Plan

In October 2013, the Parent adopted a share incentive plan (the “2013 Plan”), pursuant to which the Parent is authorized to issue options and other stock-based awards to officers, employees, directors and consultants of the Company to purchase up to 4,243,070 of its ordinary shares. In July 2014, the Board of Directors increased the number of options issuable under the 2013 Plan to 7,317,073 ordinary shares.

During the year ended December 31, 2013 and 2014, the Company extended the exercise period of one director and officer and nine employees’ vested share options and continued the vesting of their unvested share options upon their resignation. The modifications resulted in additional compensation costs of RMB3,761,265 and RMB21,454,635 recognized in the general and administrative expenses for the year ended December 31, 2013 and 2014, respectively.

A summary of share options activities for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Number of shares	Weighted average exercise price US$	Weighted remaining contractual years	Aggregate intrinsic value US$
Outstanding as of January 1, 2012	9,722,728	0.66
Granted	381,553	1.90
Exercised	—	0.00
Forfeited	(409,864)	1.43
Expired	—	0.00

Outstanding as of December 31, 2012	9,694,417	0.67
Granted	21,620,012	0.82
Exercised	(3,452,400)	0.0001
Forfeited	(2,710,235)	0.90
Expired	(56,466)	1.29
Modification	(166,857)	—

Outstanding as of December 31, 2013	24,928,471	0.88
Granted	7,959,300	0.88
Exercised	(229,038)	1.13
Forfeited	(7,143,734)	0.77
Expired	(50,401)	1.55

Outstanding as of December 31, 2014	25,464,598	0.92	8.52	1,607,253

Vested and expected to vest as of December 31, 2014	24,721,617	0.92	8.51	1,602,726

Exercisable as of December 31, 2014	6,484,180	0.97	7.87	390,494

The total intrinsic value of options exercised in the years ended December 31, 2012, 2013 and 2014 are nil, USD5,868,735 and USD243,165, respectively.

For the year ended December 31, 2012 and 2013, the Company calculated the fair value of the share options on the grant dates using the Binomial option-pricing valuation model. The assumptions used in the valuation model are summarized in the following table.

	Awards granted in
	2012	2013
Expected dividend yield	0%	0%
Expected volatility	60% - 63%	54% - 60%
Risk-free interest rate	2.02% - 2.77%	1.72% - 2.97%
Exercise multiple	2.2	2.2
Estimated fair value of underlying ordinary shares (per share)	US$0.64 - 0.84	US$1.65 - 1.87

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

For the year ended December 31, 2014, the Company calculated the fair value of the share options on the grant date using the Black-Scholes-Merton pricing valuation model. The assumptions used in the valuation model are summarized as follows:

Awards granted in
2014
Expected dividend yield	0%
Expected volatility	49% - 62%
Expected term	1.05-6.75
Risk-free interest rate (per annum)	0.12% - 2.04%

The expected volatility was based on the historical volatilities of the Company and comparable publicly traded companies engaged in the similar industry. The expected term was related to the period of time the options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the United States treasury yield curve in effect at the time of grant.

The fair values of the options granted of the Company for the years ended December 31, 2012, 2013 and 2014 are as follows:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Weighted average grant date fair value of option (per share)	2.21	7.33	4.78
Aggregate grant date fair value of options	843,121	158,567,632	38,031,795

As of December 31, 2014, there were unrecognized compensation costs of approximately RMB109,935,629 related to unvested share options. The unrecognized compensation costs are expected to be recognized over the remaining weighted-average vesting period of 2.9 years.

During the year ended December 31, 2014, the Company granted a total of 1,162,926 restricted shares to certain directors, officers and employees. All of these restricted shares were vested during the year ended December 31, 2014. The total fair value of these restricted shares was US$1,795,587.

The amount of compensation costs recognized for share options and restricted shares for the years ended December 31, 2012, 2013 and 2014 are as follows:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Cost of revenues	76,111	639,246	2,633,316
Research and development expenses	164,374	1,944,824	5,410,007
Sales and marketing expenses	124,850	728,459	2,559,662
General and administrative expenses	60,748	14,510,015	54,368,924

Total share-based compensation costs	426,083	17,822,544	64,971,909

No income tax benefit was recognized in the consolidated statements of comprehensive income (loss) for these share options and restricted shares as such compensation expenses were not tax deductible.

17 EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per ordinary share is calculated as follows:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Numerator:
Net income (loss) applicable to common stock	(43,064,771)	41,103,510	(47,163,433)
Earnings allocated to participating redeemable convertible preferred shares	—	(21,903,467)	—

Net income (loss) for basic earnings per Class A and Class B share	(43,064,771)	19,200,043	(47,163,433)

Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding	51,880,468	67,653,340	199,508,989

Basic earnings (loss) per Class A and Class B ordinary share	(0.83)	0.28	(0.24)

Numerator:
Net income (loss) allocated to Class A and Class B ordinary shareholders as reported in basic earnings (loss) per Class A and Class B ordinary share	(43,064,771)	19,200,043	(47,163,433)

Denominator:
Weighted average shares of Class A and Class B ordinary shares outstanding as reported in basic earnings (loss) per Class A and Class B ordinary share	51,880,468	67,653,340	199,508,989
Dilutive effect of outstanding share options	—	3,296,870	—

	51,880,468	70,950,210	199,508,989

Diluted earnings (loss) per Class A and Class B ordinary share	(0.83)	0.27	(0.24)

The following table summarizes potential ordinary shares outstanding excluded from the calculation of diluted earnings (loss) per Class A and Class B ordinary share for the years ended December 31, 2012, 2013 and 2014, because their effect is anti-dilutive:

	Year Ended December 31,
	2012	2013	2014
Shares issuable under share options	9,694,417	3,829,315	25,464,598

18 RELATED PARTY TRANSACTIONS

Deng Yuqiang and Zhang Xiangdong, borrowed RMB3,511,093 and RMB1,265,454, respectively from the Company in 2012. Part of the loan provided to Deng Yuqiang was offset by an equivalent amount of RMB1,470,258 due to him. The outstanding amounts due from Deng Yuqiang and Zhang Xiangdong as of December 31, 2012 were non-interest bearing and subsequently received by the Company in cash on August 21, 2013. Zhang Xiangdong borrowed an additional RMB517,500 from the Company in 2013, and Zhang Xiangdong subsequently repaid the amount to the Company in cash in August 2013.

As of December 31, 2014, a receivable of RMB6,366,986 was due from Jiucai represented the net balance the Company paid on behalf of Jiucai from November 25, 2014 (date of incorporation of Jiucai) to December 31, 2014 and net assets related to lottery business sold to Jiucai at the Company’s net book value.

19 COMMITMENTS AND CONTINGENCY

Future minimum lease payments under non-cancelable operating lease agreements and subleased rent income as of December 31, 2014 are as follows. The Company’s leases do not contain any contingent rent payment terms.

	Minimum rentals	Less: Sublease rental income	Total
	RMB	RMB	RMB
Years ending December 31,
2015	10,246,776	(2,150,000)	8,096,776
2016	6,982,165	—	6,982,165
2017	1,643,156	—	1,643,156

Total	18,872,097	(2,150,000)	16,722,097

Rental expense incurred under operating leases, net of sublease rental income of nil, RMB430,000 and RMB5,160,000, was RMB13,374,000, RMB17,429,306, and RMB11,890,563 for the years ended December 31, 2012, 2013 and 2014, respectively.

20 Sungy Mobile Limited (Parent Company)

The following presents condensed financial information of the Parent Company only.

Condensed balance sheets

	December 31,
	2013	2014
	RMB	RMB
Cash and cash equivalents	705,047,599	72,705,962
Time deposits	—	424,000,000
Prepaid expenses and other current assets	2,234,180	13,516,856
Intangible assets	—	234,174
Investment in and amounts due from subsidiaries	236,814,824	263,560,893
Equity method investment	—	1,169,274
Investment securities	—	72,500,780
Other non-current assets	—	3,266,784

Total assets	944,096,603	850,954,723

Accrued expenses and other current liabilities	3,320,945	9,235,109
Amounts due to subsidiaries	105,785,121	66,749,022
Other non-current liabilities	—	2,257,528

Total liabilities	109,106,066	78,241,659

Ordinary shares	133,483	126,722
Treasury shares	—	(2,852,216)
Additional Paid-in Capital	1,111,259,393	1,084,368,371
Accumulated other comprehensive income	45,021,487	59,657,446
Accumulated deficit	(321,423,826)	(368,587,259)

Total shareholders’ equity	834,990,537	772,713,064

Commitments and contingencies	—	—

Total liabilities and shareholders’ equity	944,096,603	850,954,723

Condensed statements of comprehensive income (loss)

	2012	2013	2014
	RMB	RMB	RMB
Revenues	—	—	—
Cost of revenues	—	—	—

Gross profit	—	—	—
Operating expenses	(460,046)	(20,844,955)	(79,164,026)

Operating loss	(460,046)	(20,844,955)	(79,164,026)
Share of losses of an equity method investment	—	—	(206,750)
Investment income	—	—	8,274,923
Interest income	—	—	25,584,157
Share of earnings of subsidiaries	15,628,070	112,659,847	1,231,556

Income (loss) before income taxes	15,168,024	91,814,892	(44,280,140)

Income tax expense	—	—	(2,883,293)

Net income (loss)	15,168,024	91,814,892	(47,163,433)

Unrealized gains on available-for-sale investments, net of nil income tax	—	—	11,213,323
Foreign currency translation adjustment, net of nil income taxes	1,334,554	4,686,070	3,422,636

Comprehensive income (loss)	16,502,578	96,500,962	(32,527,474)

Condensed statements of cash flows

	2012	2013	2014
	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(157,634)	(7,591,906)	9,705,578

Investing activities:
Cash contribution into a subsidiary	(15,738,400)	—	—
Proceeds from disposal of an available-for-sale investment	—	—	38,582,907
Purchase of intangible assets	—	—	(251,877)
Acquisition of a subsidiary, net of acquisition costs	—	—	(26,740,168)
Investment in time deposits	—	—	(424,000,000)
Purchase of available-for-sale investments	—	—	(91,677,961)
Investment in an equity method investment	—	—	(1,497,457)

Net cash used in investing activities	(15,738,400)	—	(505,584,556)

Financing activities:
Cash received on behalf of subsidiaries and variable interest entities	16,055,569	73,410,999	8,761,525
Cash received from a subsidiary	—	—	9,828,357
Cash repaid to subsidiaries and variable interest entities	—	—	(58,749,259)
Payment of issuance cost of ordinary shares in connection with IPO	—	(9,444,448)	(850,546)
Proceeds from issuance of ordinary shares upon IPO, net of underwriting discounts and commissions of RMB39,307,514	—	515,076,220	—
Proceeds from concurrent private placement issuance of ordinary shares in connection with IPO	—	122,766,552	—
Payment for repurchase of ordinary shares	—	(2,500,354)	(96,621,376)
Proceeds from exercise of share options	—	2,123	1,598,330

Net cash provided by (used in) financing activities	16,055,569	699,311,092	(136,032,969)

Effect of foreign currency exchange rate changes on cash	(36,877)	(793,317)	(429,690)
Net increase (decrease) in cash	122,658	690,925,869	(632,341,637)
Cash at beginning of year	13,999,072	14,121,730	705,047,599

Cash at end of year	14,121,730	705,047,599	72,705,962

21 SUBSEQUENT EVENTS

The Company has received a preliminary non-binding proposal letter, dated April 13, 2015, from Mr. Yuqiang Deng, Chairman and chief executive officer, and Mr. Zhi Zhu, co-chief operating officer of the Company. According to the proposal letter, Mr. Deng and Mr. Zhu are interested in acquiring all of the Company’s outstanding ordinary shares that are not currently beneficially owned by them, including ordinary shares represented by the Company’s American depositary shares or “ADSs” (each representing six Class A ordinary shares of the Company), at a price of $4.90 in cash per ADS (or approximately $0.82 in cash per ordinary share).