Form 20-F/A
period 2014-12-31
Sungy Mobile Ltd
filed 2015-06-09
CIK 1584133

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

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

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing six Class A ordinary shares, par value US$0.0001 per share	The NASDAQ Global Market
Class A ordinary share, par value US$0.0001 per share*	The NASDAQ Global Market

*	Not for trading, but only in connection with the listing on The NASDAQ Global Market of the American depositary shares.

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

This Amendment No. 1 (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended December 31, 2014, originally filed with the Securities and Exchange Commission on April 16, 2015 (the “2014 Form 20-F”), is being filed for the purpose of correcting the relevant disclosure in “Item 10. Additional Information” and “Item 16G. Corporate Governance” of the 2014 Form 20-F. As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing as exhibits to Amendment No. 1 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Other than as required to reflect the amendment discussed above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information in the 2014 Form 20-F, or reflect any events that have occurred after the filing of the 2014 Form 20-F. Our 2014 Form 20-F, as amended by this Amendment No. 1, continues to speak as of the initial filing date of the 2014 Form 20-F.

Item 10. Additional Information.

Memorandum and Articles of Association

General Meetings of Shareholders

We may in each year hold a general meeting as an annual general meeting. Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Additionally, on the requisition of shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board shall convene an extraordinary general meeting. Advance notice of at least fourteen calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Rules 5620 (a) and (b) of the NASDAQ Market Marketplace Rules state that each issuer shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end, unless such company is a limited partnership that meets certain requirements and each company that is not a limited partnership shall solicit proxies and provide statements for all meetings of shareholders and shall provide copies of such proxy solicitation to NASDAQ. The fact that we did not and intend not to hold an annual meeting of shareholders for a given year if there are no significant matters that require shareholders’ approval, and to solicit proxies, provide statements and provide copies of such proxy solicitation to NASDAQ for all such shareholders meeting described above is not in compliance with these rules. However, Maples and Calder, our counsel as to Cayman Islands law, has confirmed that the Companies Law does not require us to follow or comply with the requirements set out in Rules 5620(a) and (b) as referred above, and there are also no such requirements under our amended and restated memorandum and articles of association currently in effect. Besides, on December 2, 2014, NASDAQ sent a letter reminding us of the above requirements, in response to which, we provided NASDAQ with a letter from Maples and Calder indicating that we follow home country practice with respect to annual meetings of shareholders. NASDAQ has reviewed and granted us home country exemption with respect to this point. Therefore, we follow home country practice in lieu of Rules 5620(a) and (b) as referred to above.

Rule 5620(c) of the NASDAQ Stock Market Marketplace Rules states that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, provided that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the company’s common voting stock. The fact that we set shareholder meeting quorum at not less than one-third in nominal value of the total issued voting shares in our company is not in compliance with this rule. However, Maples and Calder has confirmed that the Companies Law does not require us to follow or comply with the requirements set out in Rule 5620(c) as referred to above, and there are also no such requirements under our amended and restated memorandum and articles of association currently in effect. In addition, NASDAQ has reviewed and granted us home country exemption with respect to this point. Therefore, we intend to follow home country practice in lieu of Rule 5620(c) as referred to above.

Item 16G. Corporate Governance.

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing six Class A ordinary shares, are listed on the NASDAQ Global Market. Under Rule 5615 of the NASDAQ Stock Market Marketplace Rules, Nasdaq-listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by NASDAQ with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of NASDAQ:

•	We allow shareholders to vote by show of hands unless a poll is demanded, which is inconsistent with Rule 5640 of the NASDAQ Stock Market Marketplace Rules which states voting rights of existing shareholders of publicly traded common stock cannot be disparately reduced or restricted through any corporate action or issuance;

•	We do not hold an annual meeting of shareholders for a given year if there is no significant matter that requires shareholders’ approval, and do not solicit proxies, provide statements and provide copies of such proxy solicitation to NASDAQ for all such shareholders meeting described above, which is inconsistent with Rules 5620(a) and (b) of the NASDAQ Stock Market Marketplace Rules which state that each company shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end, unless such company is a limited partnership that meets certain requirements and each such issuer shall solicit proxies and provide statements for all meetings of shareholders and shall provide copies of such proxy solicitation to NASDAQ.

•	We set shareholder meeting quorum at not less than one-third in nominal value of the total issued voting shares in our company, which is inconsistent with Rule 5620(c) of the NASDAQ Stock Market Marketplace Rules which states that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, provided that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the company’s common voting stock.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

12.1	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by the Acting Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Maples and Calder

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A on its behalf.

SUNGY MOBILE LIMITED

By:	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Chairman and Chief Executive Officer

Date: June 9, 2015